Form 20-F
period 2022-12-31
Ohmyhome Ltd
filed 2023-04-27
CIK 1944902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-41647

Ohmyhome Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive offices)

Rhonda Wong

ir@ohmyhome.com

+65 6886 9009

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	OMH	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,250,000 ordinary shares issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“AI” refers to artificial intelligence.
●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company adopted on November 28, 2022, and as amended from time to time.

●	“Anthill” refers to Anthill Corporation Pte. Ltd., a company incorporated in Singapore and owned as to 50% each by Ms. Rhonda Wong and Ms. Race Wong and which own 8,668,066 Ordinary Shares representing approximately 46.23% of the entire issued share capital of our Company.

●	“BVI” refers to the British Virgin Islands.

●	“CEA” refers to Council for Estate Agencies of Singapore.

●	“Company” or “our Company” refers to Ohmyhome Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 19, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands, as amended, supplemented or modified from time to time.

●	“Cora.Pro” refers to Cora.Pro Pte. Ltd., a company incorporated in Singapore on May 21, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“COVID-19 Act” refers to the COVID-19 (Temporary Measures) Act 2020 of Singapore, as amended, supplemented or modified from time to time.
●	“COVID-19 Regulations” refers to the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 of Singapore, as amended, supplemented or modified from time to time.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“DIY” refers to do-it-yourself.

●	“Estate Agents Act” refers to the Estate Agents Act 2010 of Singapore, as amended, supplemented or modified from time to time.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Ganze” refers to Ganze Pte. Ltd., a company incorporated in Singapore on December 7, 2021, and an indirect wholly-owned subsidiary of our Company.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“MATCH” refers to the property matching technology and algorithm developed by our Group.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Ms. Race Wong” refers to Ms. Wong Wan Pei, our Director and Chief Operating Officer.

●	“Ms. Rhonda Wong” refers to Ms. Wong Wan Chew, our Director and Chief Executive Officer.

●	“Ohmyhome (BVI)” refers to Ohmyhome (BVI) Limited, a company incorporated in the BVI on July 27, 2022, and a wholly-owned subsidiary of our Company.

●	“Ohmyhome (I)” refers to Ohmyhome Insurance Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (M)” refers to Ohmyhome Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (R)” refers to Ohmyhome Renovation Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (RL)” refers to Ohmyhome Realtors Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (S)” refers to Ohmyhome Pte. Ltd., a company incorporated in Singapore on June 12, 2015, and an indirect wholly-owned subsidiary of our Company.

●	“Ordinary Shares” refers to the ordinary shares in the capital of our Company.

●	“Operating Subsidiaries” refers to Ohmyhome (S), Ohmyhome (I), Ohmyhome (R), Cora.Pro, Ganze, Ohmyhome (M) and Ohmyhome (RL).

●	“Other Existing Shareholders” refers to the existing shareholders of our Company immediately prior to the initial public offering (excluding Anthill), namely Ang Yen Ney, Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd. and Tsai Chun-Chia (all of whom are Independent Third Parties except Anthony Craig Bolger, Lee Kwi Thai and Vienna Management Ltd.) holding 284,806; 58,693; 344,593; 591,395; 230,215; 1,785,941; 460,429; 118,662; 122,307; 1,227,446; 292,280; 301,120; 625,024 and 416,683 Ordinary Shares, respectively.

●	“Representative” refers to Prime Number Capital LLC, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to the initial public offering.

●	“RM” refers to Malaysian ringgit, the lawful currency of Malaysia.

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time.

●	“Shareholders” refers to the holders of Ordinary Shares.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“Super Agents” refers to licensed real estate agents and salespersons employed by our Group on a full-time basis and not associated with any other agencies in the jurisdictions where we operate.

●	“TDSR” refers to the Total Debt Servicing Ratio.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

●	“U.S.” or “United States” refers to the United States of America.

●	“VR” refers to virtual reality.

Ohmyhome Limited is a holding company with operations conducted in Singapore and Malaysia through its operating subsidiaries in Singapore and Malaysia, using Singapore dollars and Malaysian Ringgit. Our reporting currency is in Singapore dollars. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3404 to US$1.00 for the financial year ended December 31, 2022 amounts, S$1.352 to US$1.00 for the financial year ended December 31, 2021 amounts, S$1.3800 to US$1.00 for the financial year ended December 31, 2020 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

●	We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers (on page 8).

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in (page 9).

●	We may be unable to maintain our relationships with our existing third party business partners and/or develop relationships with new third party partners (on page 9).

●	We may be unable to generate profit in the future or at all (on page 10).

●	We operate in a highly competitive industry and we face competition from other industry players (on page 10).

●	Our business may be affected by technological changes and developments (on page 11).

●	Our business model and growth strategy depend on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner (on page 11).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (on page 12).

●	The proper functioning and reliability of our online platform is essential to our business (on page 12).

●	If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected (on page 13).

●	We depend on the reliable performance of third party networks and mobile infrastructure (on page 13).

●	We incur costs and are subject to certain challenges which our competitors with different business models do not face (on page 13).

●	We are required to comply with requirements governing the licensing and conduct of real estate brokerages and brokerage-related businesses in the jurisdictions in which we operate (on page 14).

●	We may be unable to successfully renew our estate agent license (on page 14).

●	We are dependent on the property market and the volume and value of property transactions in the jurisdictions we operate in (on page 15).

●	Our business is dependent on the availability of mortgage financing (on page 15).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (on page 15).

●	Any failure to maintain, protect, and enhance our brand could impede our ability to grow our business, particularly in markets where we have limited brand recognition (on page 16).

●	We may be unable to adequately protect our intellectual property and proprietary rights (on page 16).

●	We could be required to cease certain activities or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights (on page 17).

●	We rely on certain technology and software licensed from third parties (on page 18).

●	We utilize open source software in certain aspects of our technologies(on page 18).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (on page 18).

●	Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience (on page 18).

●	Our historical growth and performance may not be indicative of our future growth and performance (on page 19).

●	We are dependent on key management personnel for our future success and growth (on page 19).

●	We may be unable to attract, retain, effectively train, motivate, and utilize Super Agents (on page 20).

●	Our introduction of new services to create and maintain a one-stop-shop property platform may not be successful (on page 20).

●	We may be affected by any disruptions in the supply for certain of our emerging and other services (on page 20).

●	There is no assurance that our growth strategies will be successful (on page 21).

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations (on page 21).

●	Adverse macroeconomic developments and conditions could adversely affect our business (on page 22).

●	We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business (on page 22).

●	We cannot assure you that the COVID-19 pandemic will not materially affect our business, financial performance, and operations in the future (on page 23).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (page 23).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to you (page 24).

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (page 24).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 25).

●	Short selling may drive down the market price of our Ordinary Shares (page 26).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (page 26).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market Listing Rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing Rules (page 26).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (page 26).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 27).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 27).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 28).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 28).

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all (page 29).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events (page 29).

●	We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company (page 29).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (page 30).

Risks Related to our Business and Industry

We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers.

The success of our business depends substantially on our ability to provide quality and satisfactory customer experience in the property transaction services offered on our platform, which, in turn, depends on a variety of factors, including our ability to offer high standards of service from our in-house Super Agents and relationship managers, as well as external business partners such as financial advisers, legal service providers, contractors and professional house movers who offer their services through our platform.

In terms of our in-house staff, although we have implemented various service protocols and conduct regular trainings to ensure the service quality of our Super Agents and relationship managers, we cannot guarantee that we will effectively manage all of our employees to ensure consistent and satisfactory customer experience in all service settings. Our brokerage services is our core business, which generated a revenue of S$2,901,479, S$3,731,586 and S$3,072,060, representing 86.9%, 85.2% and 43.7% of our total revenue for the years ended December 31, 2020, 2021 and 2022, respectively. As such, we are heavily reliant on our Super Agents to provide high standards of service to our customers looking to engage professional property agents for their property transactions. Our Super Agents may, from time to time, fail to fully comply with our protocols and relevant laws or regulations and/or may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image. While we have, in the past, received customer complaints in respect of the service standards of some of our Super Agents, such complaints are relatively minor in nature and are resolved expeditiously, such as by changing the Super Agent serving the customer in question, at no additional cost to the customer. If we are unable to continue to provide satisfactory customer experience, our customers may choose other service providers over our platform for their intended property transactions, which could adversely and materially impact our business, prospects, financial condition and results of operations.

In addition to the services provided by our in-house Super Agents and employees, we also rely on a large number of third party service providers to provide various service offerings available on our platform, such as contractors to subcontract certain renovation works, partner banks to provide mortgage solutions, partner law firms to provide legal advice and conveyancing services, and professional movers and other home service providers to provide moving and other housing-related services. In this regard, customers who wish to obtain such services from our platform will typically primarily liaise and engage with us. Accordingly, any lapses in service standards by our third party service providers will, in turn, negatively affect our relationship and reputation with the customer. While we have implemented various safeguards to ensure high-quality service standards from such third parties, such as conducting extensive checks before selecting any third party service providers, and conducting regular evaluations to ensure adherence to high levels of service, we cannot ensure that the third party service providers will always comply with such standards. To the extent they are unable to provide satisfactory services to our users and/or they engage in any inappropriate or illegal actions, which may be due to factors that are beyond our control, we may suffer actual or reputational damage as a result and our business, prospects, financial condition and results of operations could be adversely affected as a result.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in.

We and our customers and suppliers are governed by the laws, regulations and government policies in each of the various jurisdictions in which we and our customers and suppliers operate or into which we intend to expand our business and operations. Our business and future growth are dependent on the political, regulatory, social and economic conditions in these jurisdictions, which are beyond our control. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

Generally, we fund our purchases of heavy construction equipment via our internal resources and short and long-term financing from banks and other financial institutions. Any disruption, uncertainty and volatility in the global credit markets may limit our ability to obtain the required working capital and financing for our business at reasonable terms and finance costs. If all or a substantial portion of our credit facilities are withdrawn and we are unable to secure alternative funding on acceptable commercial terms, our operations and financial position will be adversely affected. The interest rates for most of our credit facilities are subject to review from time to time by the relevant financial institutions. Given that we rely on these credit facilities to finance our purchase of heavy construction equipment and that interest expenses represent a significant percentage of our expenses, any increase in the interest rates of the credit facilities extended to us may have a material adverse impact on our profitability.

In addition, such fluctuations and volatility in the global credit markets could limit credit lines of our current and potential customers from banks or financial institutions. Accordingly, such customers may not commence or continue their construction projects, or may not be able to obtain sufficient financing to purchase or rent our heavy construction equipment, or we may be required to lower our rates in order to cater to our customers’ current situation. This may have an adverse impact on our revenue and financial performance.

We may be unable to maintain our relationships with our existing third party business partners and/or develop relationships with new third party partners.

We operate a one-stop-shop property platform which seeks to provide comprehensive, end-to-end property solutions for our customers through a single integrated platform. In order to do so, we partner with various third party service providers to provide certain property-related services, including but not limited to mortgage, legal, moving, relocation and other property-related services. To this end, we have forged partnerships with several key players in each of the service industries across Singapore and Malaysia.

We believe our large and active network of business partners contributes significantly to the success of our platform. However, we cannot guarantee that we will be able to maintain our relationships with our existing business partners on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire, or if we are able to develop relationships with new business partners for our current or new services, or in new jurisdictions in the future. In the event that we are unable to maintain existing relationships or develop new relationships with such service providers, our ability to provide a one-stop-shop platform to serve all of our customers’ property-related needs may be hindered, which may, in turn, materially and adversely affect our business, prospects, financial condition and results of operations.

We may be unable to generate profit in the future or at all.

We recorded net current liabilities and a total deficit for the year ended December 31, 2020, a negative cash flow from operating activities of S$1,812,064 as at December 31, 2021, and a negative cash flow from operating activities of S$3,106,317 (US$2,317,455) as at December 31, 2022. We may continue to record net current liabilities, a total deficit and/or negative cash flow from operating activities in the foreseeable future, which can expose us to liquidity risks. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

We cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business. Our efforts to grow our business may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

Our profitability and liquidity position are dependent on, among other factors, our ability to grow our business and extend our product offering to existing customers and expand our customer base. Any material decrease in our service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income may decline, or we may incur net losses in the future and be unable to achieve or maintain profitability and improve our liquidity position.

We operate in a highly competitive industry and we face competition from other industry players.

The property transactions and services industry is rapidly evolving and increasingly competitive, with numerous service providers competing for customers for their property-related service offerings. Although we believe no other industry player in Southeast Asia operates under the integrated platform business model similar to ours, we face competition from players in different segments of the property transactions and services industry. We also compete with traditional real estate brokerage firms for real estate agents and property customers locally, as well as a growing number of Internet-based residential brokerages and others who operate with non-traditional real estate business models. Certain of our service offerings such as our brokerage services are also dependent on attracting a substantial pool of property listings on our platforms from homeowners. In this regard, we face competition from other online real estate listing platforms.

Some of our competitors may have longer operating histories and stronger brand recognition in certain markets, and may possess greater operational, financial, research and development, and marketing capabilities than us. Some of our competitors may also be more aggressive in their pricing policies in order to capture or retain market share, or may have lower operating costs, overhead expenditure or procurement costs due to their larger scale of operations and product development. In addition, the entry of new players will increase the competitive pressure faced by us. Furthermore, as the industry is constantly evolving, our current or future competitors may be better able to position themselves to compete more effectively as the industry develops.

Increasing competition may lead to declining market share and commission rate, make it more difficult for us to retain and attract business partners and users, or force us to increase sales and marketing expenses, any of which could harm our financial condition and results of operations. We cannot assure you that we will be able to compete successfully against current or future competitors. In the event that we are unable to maintain our competitiveness, our business, prospects, financial condition and results of operations may be adversely affected.

Our business may be affected by technological changes and developments.

As a data and technology-driven property technology company, we may be affected by rapid changes in technology, changing market trends and evolving industry standards across all areas of our business. The risks we may face include but are not limited to:

(a)	not being able to anticipate and adapt to new technology and developing technology trends in the property technology sector;

(b)	our competitors developing more innovative and efficient solutions as compared to us; and

(c)	not being able to expand our suite of property-related solutions and resources quickly enough to keep up with demand.

Accordingly, our success depends on our ability to innovate and adapt our technology-backed property solutions to meet evolving industry standards and our customers’ and business partners’ expectations. We have invested, and expect to continue to invest, substantial time, capital, and other resources in understanding the needs of our customers and developing technologies, tools, features and service offerings to meet those needs. We cannot assure you that our current and future offerings will be satisfactory to or broadly accepted by customers, or competitive with the offerings of our competitors. If our current or future offerings are unable to meet industry and customer expectations in a timely and cost-effective manner, our business, prospects, financial condition and results of operations may be adversely affected.

Furthermore, technological development is inherently challenging, time-consuming and expensive, and the nature of development cycles may result in delays between the time we incur expenses and the time we make available new offerings and generate revenue, if any, from those investments. Anticipated customer demand for an offering we are developing could also decrease after the development cycle has commenced, and we would not be able to recoup substantial costs we incurred. In addition, we cannot assure you that we will be able to identify, design, develop, implement, and utilize, in a timely and cost-effective manner, technology necessary for us to compete effectively, that such technology will be commercially successful, or that products and services developed by others will not render our offerings non-competitive or obsolete. If we do not achieve the desired outcome from our technological investments, our business, prospects, financial condition and results of operations may be adversely affected.

Our business model and growth strategy depend on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner.

Our success depends, in part, on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner. Our website and mobile application are our primary channels for meeting customers. We rely heavily on traffic generated from search engines and other sources to acquire customers. We use a variety of methods in our marketing efforts to drive traffic, including online marketing such as social media marketing, paid search advertising, and targeted email communications, and offline marketing through promotional events, out-of-home advertising, and radio commercials. We intend to continue to invest resources in our marketing efforts.

These marketing efforts may not succeed for a variety of reasons, including changes to search engine algorithms, ineffective campaigns across marketing channels, and limited experience in certain marketing channels like television. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering of our targeted communications by email servers, home buyers and home sellers failing to respond to our marketing initiatives, and competition from third parties. Any of these factors could reduce the number of home buyers and home sellers on our online platform. We also anticipate that our marketing efforts will become increasingly expensive as competition increases and we seek to expand our business in existing markets. Generating a meaningful return on our marketing initiatives may be difficult. If our strategies do not attract home buyers and home sellers efficiently, our business, prospects, financial condition and results of operations may be adversely affected.

We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively.

We rely heavily on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to our website and on mobile application stores, such as the Apple iTunes Store and the Android Play Store, to promote downloads of our mobile application. The number of visitors to our website and mobile application downloads depends in large part on how and where our website and mobile application rank in Internet search results and mobile application stores, respectively. While we use search engine optimization to help our web pages rank highly in search results, maintaining our search result rankings is not within our control. Internet search engines frequently update and change their ranking algorithms, referral methodologies, or design layouts, which determine the placement and display of a user’s search results. In some instances, Internet search engines may change these rankings in order to promote their own competing services or the services of one or more of our competitors. Similarly, mobile application stores can change how they display searches and how mobile applications are featured. For instance, editors at the Apple iTunes Store can feature prominently editor-curated mobile applications and cause the mobile application to appear larger than other applications or more visibly on a featured list. Listings on our website and mobile application have experienced fluctuations in search result and mobile application rankings in the past, and we anticipate fluctuations in the future. If our website or listings on our website fail to rank prominently in Internet search results, our website traffic could decline. Likewise, a decline in our website and mobile application traffic could reduce the number of customers for our services, which may in turn adversely affect our business, prospects, financial condition and results of operations.

The proper functioning and reliability of our online platform is essential to our business.

As we operate an online-to-offline real estate platform, the success of our business and ability to attract and retain customers substantially depends on the satisfactory performance, reliability and availability of our online platform, which in turn depends on a variety of factors. Any system interruptions or failures in the proper functioning of our platform may result in the unavailability or slowdown of our services, reduction in transaction volume and/or hamper the delivery of satisfactory services to our customers. These interruptions may be due to unforeseen events that are beyond our control, such as telecommunications failures, security breaches, additional regulatory requirements which we cannot satisfy on a timely basis, or at all, or adverse development or negative publicity involving our platform participants. Our servers may also be vulnerable to computer viruses or similar disruptions from time to time, which could lead to system interruptions, website and mobile application slowdown or unavailability, delays or errors in transaction processing, loss of data and/or the inability to accept and fulfill customer requests. If we are unable to resolve such disruptions or platform failures in a timely and cost-efficient manner, our business, prospects, financial condition and results of operations may be adversely affected.

In addition, developing, supporting and maintaining our online platform across multiple operating systems and devices require substantial time and resources. As new mobile devices and mobile operating systems are released, we may encounter problems in developing or supporting our mobile application for them. The success of our online platform could also be harmed by factors outside our control, such as:

(a)	increased costs to develop, distribute, or maintain our website or mobile application;

(b)	changes to the terms of service or requirements of a mobile application store that requires us to change our mobile application development or features in an adverse manner; and

(c)	changes in mobile operating systems, such as Apple’s iOS and Google’s Android, that disproportionately affect us, degrade the functionality of our mobile website or mobile application, require that we make costly upgrades to our offerings, or give preferential treatment to competitive websites or mobile applications.

If any of the aforementioned situations arise and we are unable to ensure our platform adapts in a proper and timely manner, this may cause delays or disruptions to our operations and access to our platform, resulting in increased costs which would, in turn, adversely affect our business, prospects, financial condition and results of operations.

If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

We seek to continually enhance and improve the functionality, effectiveness and features of our online website and mobile application. However, our existing technologies and systems could be rendered obsolete at any time due to rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and/or the emergence of new industry standards and practices. The success of our online platform will depend, in part, on our ability to identify, develop, acquire or license technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. We must also continue to enhance and improve the ease of use, functionality and features of our website and mobile application.

The development of our website, mobile application and other technologies entails significant technical and business risks. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user preferences, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We depend on the reliable performance of third party networks and mobile infrastructure.

Our brand, reputation, and ability to attract customers to our platform depend on the reliable performance of third-party network and mobile infrastructure. As our range of services, the number of platform users and the number of property listings shared on our online platform increase, our need for additional network capacity and computing power will also grow. Operating our underlying technology systems is expensive and complex, and we could experience operational failures from time to time. If we experience interruptions or failures in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, attacks on domain name servers or other third parties on which we rely, or any other reason, the security and availability of our services and technologies could be affected. Any such event could cause us to incur additional costs, result in delays in our service offerings, cause detrimental harm to our brand and reputation, and/or create a loss in confidence of our customers who use our platform or the third-party service providers whom we work with, resulting in a material adverse effect on our business, prospects, financial condition and results of operations.

We incur costs and are subject to certain challenges which our competitors with different business models do not face.

Our Super Agents are employed by our Group, unlike traditional brokerage firms where real estate agents are mostly hired as independent contractors. As a result, we incur related costs and expenses that are not typically incurred by our brokerage competitors, such as base pay, employee benefits, expense reimbursement, training, and the hiring of employee transactional support staff. As a data and technology-driven property technology company, we also invest heavily in advancing, developing and improving our technology, as well as regularly conducting research and development for new service offerings. As a result, we have significant costs, some of which would not be otherwise incurred by competitor brokerage firms operating under traditional or different business models.

In the event of fluctuations in demand in the services offered on our platform, or a reduction in property sale prices, whether due to seasonality, cyclicality, changes in interest rates, fiscal policy, or other events beyond our control, we will be unable to adjust our expenses as rapidly as many of our competitors, and as a result, there would be material adverse effects on our business, prospects, financial condition and results of operations. Additionally, due to these costs, our property agent turnover may be more costly to us than to traditional brokerages, and if we are unable to achieve optimal levels of productivity and revenue returns from such agents to offset their related costs, our business, prospects, financial condition and results of operations may be adversely affected.

We are required to comply with requirements governing the licensing and conduct of real estate brokerages and brokerage-related businesses in the jurisdictions in which we operate.

As a brokerage, we and our Super Agents are required to comply with the laws, regulations, government policies, codes of conduct and other requirements governing the licensing and conduct of real estate brokerages and brokerage-related businesses in the markets where we operate, including the Estate Agents Act and its applicable subsidiary legislation, and any other requirements imposed by the CEA. These laws and regulations contain general standards for and limitations on the conduct of real estate brokerages and agents, including but not limited to licensing requirements, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising, and consumer disclosures. Under such applicable laws and regulations, we and our Super Agents are also required to adhere to certain duties and standards of conduct. If we or our Super Agents fail to obtain or maintain the required licenses for conducting our brokerage business, or fail to conduct ourselves in accordance with the standards stipulated by such regulations, we may be subject to regulatory action from the relevant government authorities, including the disciplinary action, suspension or revocation of our license, suspension of our brokerage business or the imposition of fines or other penalties. Any of these outcomes could result in a material adverse effect on our business, prospects, financial condition and results of operations.

Regulators such as the CEA may also conduct industry-wide investigations into certain products, selling practices or other aspects of the business within the regulator’s purview. Such investigations can arise due to events beyond our control, such as acts or omissions of another industry participant. A regulator may determine that we have failed to comply with the applicable laws, regulations or rules or that we have not undertaken corrective action required by the regulator. The impact of us being found to be non-compliant in any such inquiry and/or investigation is difficult to assess or quantify and would depend on which regulatory regime was involved and the disciplinary and/or enforcement powers of the relevant regulator. Such inquiries or investigations could result in adverse publicity for, or negative perceptions of us and affect our relationships with regulators as well as current and potential customers. This may also cause our management’s attention to be diverted and additional expenses to be incurred.

In addition, any changes in laws, regulations, government policies, codes of conduct and other applicable requirements, such as adverse tax (including stamp duty land tax) policies, changes in the regulation of the property technology and/or real estate agency industry or changes in regulations relating to the granting of mortgages to potential buyers (such as the TDSR framework – see “Item 3. Key Information—3.D. Risk Factors—Risks Related to – Risks Related to Our Business and Industry – Our business is dependent on the availability of mortgage financing”), may depress the property market and the volume of property transactions in the jurisdictions we operate in, or may increase the cost or reduce the profitability of providing services related to such transactions. Changes may also limit our ability to offer certain property-related services, or subject it to more stringent requirements. While some of these policies and changes may have a positive impact on the property market in the long-run, such changes may create uncertainty and decrease residential property transaction volumes in the short-term, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to successfully renew our estate agent license.

Under the Estate Agents Act, we are required to apply for and renew our estate agent license with the CEA once every year. While we have not had any issues in renewing our estate agent license in the past and to the best of our knowledge and belief, we are not aware of any facts or circumstances which would cause such license to be suspended, revoked or canceled, as the case may be, or for any applications for, or renewal of such license to be rejected by the CEA, there is no assurance that we will be able to renew our estate agent license in the future in a timely manner, or at all. In the event that we are unable to renew our estate agent license, it would affect our ability to continue to carry on the real estate agency business, and our business, prospects, financial condition and results of operations will be adversely affected.

We are dependent on the property market and the volume and value of property transactions in the jurisdictions we operate in.

We are adversely affected by factors that reduce transaction volumes, sales prices and/or rental rates in the property markets of jurisdictions we operate in, particularly the Singapore residential property market, which accounted for a significant proportion of our Group’s total income in 2021 and 2022.

The volume of property transactions may decrease depending on several factors which are beyond our control, including (a) the level of household income and disposable income; (b) prevailing sales prices and rental rates and the future outlook of sales prices and rental rates; (c) vacancy rates; (d) the availability and affordability of mortgage financing to purchase homes and the willingness of borrowers to incur mortgage loans to finance property purchases; (e) the number of foreigners or expatriates in the markets we operate in who require rental accommodation; and (f) any change in cultural predispositions towards property ownership or rentals. Where the volume of property transactions brokered by our Super Agents decreases without a corresponding increase in the level of commissions and/or property prices, the revenue we earn from our brokerage services will also decrease. Further, our renovation and home services and other property-related services gain traction and rely to a certain extent on the customer traffic brought in by our brokerage services to our one-stop platform. Accordingly, a decrease in the number of brokerage transactions will result in a corresponding decrease in the revenue derived from our other service offerings. Accordingly, any decline in the volume or value of property transactions may result in a material adverse impact on our business, prospects, financial condition and results of operations.

Our business is dependent on the availability of mortgage financing.

Our real estate brokerage business is particularly exposed to the level of mortgage approvals in the markets which we operate in. For instance, in the Singapore property market, the TDSR framework was introduced by the Monetary Authority of Singapore in 2013, which imposed maximum thresholds on the amount that financial institutions could lend to prospective property buyers, based on the prospective buyer’s gross monthly income. Since then, the number of mortgage approvals in Singapore for property transactions has decreased considerably. Mortgage approval levels may also be affected by (a) macroeconomic factors, such as the factors leading to the Global Financial Crisis in 2008, constrained wholesale funding markets, availability of credit and higher interest rates; (b) new regulations, especially those increasing the capital requirements of certain banks or decreasing buyers’ ability to borrow; and (c) changes in lenders’ approval policies and processes. Any reduction (or perceived reduction) in mortgage loan availability or in the affordability of mortgage products for prospective property buyers could result in a decrease in volumes of residential property transactions, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences.

We regularly collect, store and use customer information and personal data in the course of our business and marketing activities. The collection and use of personal data is governed by the various data privacy and protections laws and regulations in Singapore and Malaysia, and we are required to comply with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of property transactions our platform facilitates, such as protecting the data hosted on our system against attacks on our system or fraudulent behavior or improper use by our employees. Although we employ comprehensive security measures to prevent, detect, address, and mitigate these risks (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), these threats may still materialize. We also cannot guarantee the effectiveness of the policies and measures undertaken by the business partners on our platform. If any of our or our business partner’s security measures are compromised, information of our customers or other data belonging to our customers may be misappropriated or publicly disseminated, which may result in enforcement action being taken against our Group by the relevant data protection regulatory bodies, such as fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties. Furthermore, any failure or perceived failure by us or our business partners to comply with all applicable data privacy and protection laws and regulations may result in negative publicity, which may, in turn, damage our reputation, cause customers to lose trust and confidence in us, and stop using our platform altogether. We may also incur significant costs to remedy such security breaches, such as repairing any system damage and compensation to customers and business partners. If any of these risks were to materialize, it could have a material adverse effect on our business and results of operations.

Additionally, privacy regulations continue to evolve and, occasionally, may be inconsistent from one jurisdiction to another. Compliance with applicable privacy regulations may increase our operating costs. If we fail to comply with any of the applicable laws and regulations, depending on the type and severity of any such violation, we may be subject to, amongst others, warnings from relevant authorities, imposition of fines and/or criminal liability, being ordered to close down our business operations and/or suspension of relevant licenses and permits. As a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Any failure to maintain, protect, and enhance our brand could impede our ability to grow our business, particularly in markets where we have limited brand recognition.

All of our service offerings are marketed under the Ohmyhome brand. As a result, maintaining, protecting, and enhancing our brand is crucial in growing our business, especially in jurisdictions where our reputation and brand recognition is limited and/or we are required to compete with well-established market players, such as traditional brokerages with longer operating histories, greater brand recognition and an established customer base. In addition, as part of our business strategy, we may license our Ohmyhome brand to third parties to utilize our Ohmyhome platform in markets which our Group does not currently operate in. In such instances, we are dependent on the ability of our licensees to uphold the reputation and goodwill of our Ohmyhome brand in such markets.

Our success in building and promoting our brand image depends on a number of factors, including:

(a)	the success of our and our licensees’ advertising and other marketing activities;

(b)	our ability to ensure the quality and reliability of our services and to provide effective, differentiated services to our customers; and

(c)	our ability to protect our brand from infringement of our intellectual property rights.

We may be required to make substantial investments, such as in marketing and advertising, technology, and agent training, in order to enhance and protect our brand value. In addition, despite these investments, our brand could be damaged from other events beyond our control, such as litigation claims or customer complaints, whether unfounded or not, or failure by our licensees to provide high quality services in the markets in which they operate. If our efforts to build and promote our brand image are not effective for any reason or if any of such events occur, our reputation and the market recognition of our platform and services may deteriorate and as a result, we may not be able to compete effectively and expand our business. This would adversely impact our business, prospects, financial condition and results of operations.

We may be unable to adequately protect our intellectual property and proprietary rights.

Our success and ability to compete depends in part on our intellectual property. As of March 31, 2023, we have one (1) registered trademark in Singapore and one (1) registered trademark in the Philippines. We have filed applications for the registration of one (1) trademark in each of Malaysia. Please refer to the section entitled “Business – Intellectual Property Rights” for more information on our intellectual property rights.

While the applications and documents submitted by us have not been withdrawn, rejected or adversely affected by any notice and/or objection by any relevant authority or third parties, there is no assurance that these trademarks will be successfully registered. In addition, until such trademarks have been registered, there remains the risk that third parties may use similar or identical trademarks but we will not be able to bring any lawsuits or take any action against such third parties. Any use of trademarks by third parties which are similar or identical to ours may also result in imitation of our platform, which may adversely affect our business, prospects, financial condition and results of operation.

We seek to protect our proprietary technology and intellectual property primarily through a combination of intellectual property laws as well as confidentiality procedures and contractual restrictions. Our employees are subject to confidentiality obligations under the terms of their respective employment contracts and we also require external consultants with access to our proprietary information to enter into non-disclosure agreements. However, there can be no assurance that these measures are effective, or that infringement of our intellectual property rights by other parties does not exist now or will not occur in the future. In addition, our intellectual property rights may not be adequately protected because:

(a)	other parties may still misappropriate, copy or reverse engineer our technology despite our internal governance processes or the existence of laws or contracts prohibiting it; and

(b)	policing unauthorized use of our intellectual property may be difficult, expensive and time consuming, and we may be unable to determine the extent of any unauthorized use.

To protect our intellectual property rights and maintain our competitiveness, we may file lawsuits against parties who we believe are infringing upon our intellectual property rights. Such proceedings may be costly and may divert management attention and other resources away from our business. In certain situations, we may have to bring lawsuits in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damages that we can recover. Any of our intellectual property rights may also be challenged by others or invalidated through administrative processes or litigations. We can provide no assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Any inability to adequately protect our proprietary rights may have a material negative impact on our ability to compete, to generate revenue and to grow our business. Under such circumstances, our business, prospects, financial condition and results of operations would be materially and adversely affected.

We could be required to cease certain activities or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. There can be no assurance that we will not be subject to claims of infringement upon the intellectual property rights of third parties, including from our competitors. Defending such claims can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel.

The results of such disputes or litigation are also difficult to predict. An adverse determination in any such litigation or proceedings to which we are a party may subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, cease offering or using technologies that incorporate the challenged intellectual property, redesign our solutions to avoid infringement or subject us to injunctions prohibiting the offering of such services.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have an adverse effect on our business and financial results. Protracted litigation may also result in our customers or potential customers deferring or limiting their use of our platform and services until the resolution of such litigation. Even if we were to prevail, such claims and proceedings could harm our reputation and brand name. As a result, our business, prospects, financial condition and results of operations would be materially and adversely affected.

We rely on certain technology and software licensed from third parties.

As part of our business, we employ certain technology and software licensed from third parties, such as Amazon Web Services, HubSpot and Amplitude. We typically do not enter into long-term agreements for the licensing of such software and tools, and the license agreements are typically on an annual subscription basis. Accordingly, there is no assurance that such third parties will continue to extend such licenses to us after the expiry of the current license period, and if such licenses are renewed, whether such renewals will be on terms favorable to us. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Any failure to maintain the existing licenses or to obtain new licenses on favorable terms or at all may cause a disruption to our platform and service offerings.

In addition, we may be susceptible to undetected errors or defects in the third-party software or technology, which would in turn impair the usage of our technology, disrupt our platform operations and delay or impede our service offerings to customers. This may cause customers to lose confidence in our platform and also cause damage to our reputation, which would in turn adversely affect our business, prospects, financial condition and results of operations.

We utilize open source software in certain aspects of our technologies.

Certain aspects of our technologies, software and systems utilize open source software. The licenses governing the open source software may require any source code that is developed using such open source software be made publicly available, and that any modifications or derivative works developed through such open source software to continue to be licensed under the relevant open source licenses. If we fail to comply with the terms and conditions of any applicable open source license, we may be subject to claims from third parties for infringement of their intellectual property rights and may be required to obtain licenses from such third parties for the continued application and use of such software, on terms which may not be favorable to us. If such licenses cannot be obtained, we may also be required to re-engineer our technology and systems to remove or replace the open source software, or to discontinue the relevant technology altogether. We may also be required to pay monetary damages or be required to release or license the source code for our proprietary technology which was developed in-house using such open source code.

In addition, our use of open source software can pose liability issues, as open source licensors do not typically provide warranties or indemnities in respect of their open source software. Further, as the source code for open source software is made publicly available, there may be additional security risks imposed on us, as hackers or other third parties may be able to easily breach our software and systems which rely on open source software.

Any of the foregoing risks, if materialized, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities.

Our platform is based on underlying technology, software and systems, which are highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after their implementation. Despite our development and testing processes in place, we may still encounter technical issues with such software and technology from time to time. Any technical errors, inefficiencies or vulnerabilities discovered in our software and systems after release could delay or reduce the quality of our services and/or disrupt our customers’ access to and use of our platform. This could result in damage to our reputation, result in unexpected costs incurred and result in an adverse effect on our business, prospects, financial condition and results of operations.

Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience.

We regularly rely on and analyze our business data and algorithms to predict and evaluate growth trends, measure our performance and make strategic decisions. Much of this data is generated and calculated internally through our own processes, without independent verification by a third party source. While we believe our processes in place ensure that the calculations used are reasonable, interpretation of such data is inherently subjective and subject to human error. We cannot guarantee that the data, or the calculations of such data, are accurate. Errors or inaccuracies in the data could result in incurring unnecessary costs, improper allocation of resources or misinformed strategic initiatives. For instance, if we overestimate the number of active users on our platform, we may not allocate sufficient resources in our marketing strategies to attract new customers. In such situations, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We also use our business data and algorithms to inform our property matching technology and machine learning technology, such as our Real Estate Valuation Tool. If there are any lapses in such business data or algorithms, such as failure of our property matching technology to accurately match home buyers with home sellers, or if customers do not agree with the property valuation generated by our Real Estate Valuation Tool, we may be unable to successfully complete property transactions or to attract customers to transact on our platform. As a result, there may be a loss in customer confidence and brand reputation, which will adversely impact our business, prospects, financial condition and results of operations.

Our historical growth and performance may not be indicative of our future growth and performance.

Although our Group has experienced growth in operating our platform, in terms of monthly active users, GTV as well as growth in revenue, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

(a)	successfully increase our market share, brand recognition and reputation;

(b)	develop our infrastructure to enhance service efficiency and customer experience;

(c)	retain existing platform users and attract new users to our platform;

(d)	maintain an extensive and authentic property listing database on our platform;

(e)	continue to implement and optimize our procedures for ensuring authentic listings;

(f)	continue to develop our technology and enhance our data insights;

(g)	adapt our operations to new policies, regulations and measures that may come into effect from time to time;

(h)	deliver compelling value propositions to our customers on our platform and ecosystem; and

(i)	expand our service offerings and expand into new jurisdictions and/or businesses.

We may not be successful in our efforts to do any of the foregoing, in which case, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are dependent on key management personnel for our future success and growth.

Our Group’s growth to-date is attributable to contributions and expertise of our key management personnel, who each have valuable and extensive experience and knowledge of the industry. In particular, our Chief Executive Officer, Ms. Rhonda Wong and our Chief Operating Officer, Ms. Race Wong have been instrumental in formulating our business strategies and spearheading the growth of our business and operations. Our continued success and growth will depend, to a large extent, on our ability to retain the services of our key management personnel. We do not currently maintain any key-man insurance. The loss of services of any of our key management personnel or skilled employees without suitable and timely replacements may materially and adversely affect our business, prospects and financial condition and results of operations.

Further, we believe that our future success will depend on our ability to attract, retain and motivate our key management personnel. In the event that we need to substantially increase employee compensation levels to attract, retain and motivate any key management personnel, our costs may increase and our financial performance may be materially and adversely affected. As the property transactions and services industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees. Our inability to attract, retain and motivate our key management personnel or skilled employees would adversely affect our business, prospects and financial condition and results of operations.

We may be unable to attract, retain, effectively train, motivate, and utilize Super Agents.

Our brokerage service, which formed the bulk of our revenue for the fiscal years ended December 31, 2020 and 2021, 2022 depends heavily on our ability to attract, retain and to effectively train our Super Agents. In this regard, our compensation model for our Super Agents differs from the typical model under traditional brokerage agencies, where we provide incentives to our Super Agents based on the number of transactions completed, as opposed to the value of each transaction. As a result, depending on the value and nature of the property being transacted, our Super Agents may earn less on a per transaction basis than traditional agents, which may be unattractive to some agents. As our compensation model is uncommon in the real estate brokerage industry, certain agents may find this to be unattractive and may prefer the independent contractor, commission-driven compensation model used by most traditional brokerages. If we are unable to attract, retain, effectively train, motivate, and utilize our Super Agents, we may be unable to grow our revenue in our brokerage service sector, which could adversely harm our business, prospects, financial condition and results of operations.

Our introduction of new services to create and maintain a one-stop-shop property platform may not be successful.

From time to time, we develop new service offerings, as part of our business strategy of creating and maintaining a one-stop-shop property platform. For example, our home renovation service on our platform was soft-launched in 2020 and was officially launched in 2021. Although we have shown success in expanding into new service offerings thus far, we cannot guarantee that we will be able to continue our success in future expansions, and our actual results may vary significantly from what we desire or predict. Our lack of experience in such new service offerings may impact our ability to compete with the established market players in any of these service sectors. This may also disrupt our ongoing businesses, by diverting time and attention from our management and employees from our existing service offerings and increase our costs, whether by way of additional compliance costs or otherwise. We may also face challenges in achieving the anticipated synergies and growth opportunities. Additionally, our new services may fail to attract customers, reduce customer confidence in our services and capabilities, undermine our customer-first reputation and expose us to increased market risks. Any of these events could adversely harm our business, prospects, financial condition and results of operations.

We may be affected by any disruptions in the supply for certain of our emerging and other services.

In respect of certain of our emerging and other services, such as renovation services, while we have in-house capabilities for the provision of interior design and project management services, we rely on our ability to procure sub-contracting and other third party supplies, for the provision of sub-contracting and other renovation raw materials in order to complete the renovation projects of our customers. In this regard, we do not enter into long-term contracts with our sub-contractors and suppliers and instead, we typically enter into fixed-price contracts with such sub-contractors and suppliers upon the acceptance of each customer order.

While we have generally maintained strong relationships with our major sub-contractors and suppliers, there is no assurance that such sub-contractors and suppliers will continue their relationships with us or will maintain their prices at the current levels upon entry into contracts for new renovation projects. Any disruption in supply, such as changes in the costs of renovation raw materials, or increase in labor costs, could increase the operating costs of our sub-contractors or suppliers, which may in turn lead to an increase in the costs of our supply. This may result in us expending time and resources in finding suitable alternative sub-contractors or suppliers, and we may not be able to do so in a timely and cost-efficient manner, or at all.

If we are unable to control the costs of our sub-contracted works or supplies, pass on such additional costs to our customers, and/or allocate such production work to other alternative sub-contractors or suppliers of similar quality at comparable terms, our profit margin could decrease, and we could record losses in some of our renovation projects. In such an event, our business, prospects, financial condition and results of operations could be materially and adversely affected.

There is no assurance that our growth strategies will be successful.

Our growth strategies include completing our service offerings, increasing our market presence and expanding our geographical market reach, including in markets across Southeast Asia. These expansion plans will require substantial capital expenditure, financial and management resources and are subject to factors beyond our control such as government legislation, general economic conditions and global or local trends within the property transactions and services sector. As the conditions of the real estate markets in any new local markets may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. As we expand our business to new regions, we may encounter regulatory, personnel, technological and other difficulties that may increase our expenses or delay our ability to start our operations or expand our regional presence. Our lack of familiarity with, and relevant property data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. We may also face difficulties in attracting customers to utilize our platform on a long-term, recurring basis. There is also a substantial risk that any new markets to which we seek to introduce our property services and solutions may not accept, or be as receptive to, such services and solutions as compared to our existing markets. In such events, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Consequently, there is no assurance that our expansion plans will be successful. We may also incur additional costs and expenses which were not initially budgeted. In the event that we are not able to achieve a sufficient level of revenue or manage our costs effectively or the commencement of these planned expansions are delayed or unsuccessful, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by real estate agents, contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

These investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including real estate laws, advertising laws, value-added telecommunication services laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in our defense, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Under such circumstances, our business, prospects, financial condition and results of operations would be negatively and adversely impacted.

Adverse macroeconomic developments and conditions could adversely affect our business.

The real estate industry in general is sensitive to general macroeconomic conditions and overall economic outlook. These conditions include fluctuations in interest rates, inflation, changes in equity and debt capital markets, availability of credit, and the strength of financial institutions, which in turn impact market sentiment and consumer confidence in the real estate market. These may be impacted by various factors, such as social and political unrest, regulatory, fiscal and other governmental policies, global pandemic or outbreak, acts or threats of war, terrorism, civil strife or other geopolitical uncertainty, all of which are beyond our control. Any such events occurring could reduce consumer appetite to invest in or purchase property, thereby harming our business, which would materially and adversely affect our business, prospects, financial condition and results of operations.

For instance, the property market is directly impacted by changes in interest rates. Any increase in interest rates on mortgage products which results in higher monthly interest payments by borrowers may make mortgages unaffordable for certain prospective property buyers. Any perception by prospective property buyers that interest rates on mortgage products have increased or could increase in the future may deter such persons to incur mortgage debt in order to finance a property purchase. In Singapore, mortgage rates have increased over the past few months, leading to higher costs of home ownership. In addition, cooling measures implemented by the Singapore Government that have specifically impacted us is the increasing of the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, thereby affecting buyers across Singapore. Such factors are likely to depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services. We have therefore seen a 22.2% decline in the total number of transactions for both HDB properties and private properties for the overall Singapore market in the financial year 2022, compared to financial year 2021.

As a result of the increase in mortgage rates coupled with the various measures implemented in Singapore, we have observed a decline of approximately 20.4% in the number of property transactions in our Brokerage Services segment in financial year 2022 compared with financial year 2021. While we have implemented various measures in the hopes of mitigating further adverse effect on our business, such as increasing our marketing budget and outreach to both existing and potential customers and commencing various product strategies to capture and retain potential property buyers and sellers at an early stage of their proposed property transactions to extend our pipeline of property listings and transactions, there is no guarantee that all or any customers will be receptive or responsive to such strategies that we have implemented.

In addition, inflation experienced by the Singapore market would also impact on our Emerging and Other Services due to rising manpower costs which we may not always be able to pass on to our customers in full or at all. While we have initiated cost control measures such as renegotiating with our suppliers in order to manage cost increases and expanding our list of suppliers to achieve more competitive quotations for our budgeting purposes, there is no guarantee that we would be successful in tightening our costs and/or be able to pass on all of our cost increases to our customers in full. These would, in turn, have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GTV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired. Furthermore, if investors make investment decisions based on the operating metrics we disclose that they view to be inaccurate, whether real or perceived, we may also face potential lawsuits or disputes and our business, prospects, financial condition and results of operations would be adversely affected as a result.

We cannot assure you that the COVID-19 pandemic will not materially affect our business, financial performance, and operations in the future.

Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to the economics of the markets we operate in, including Singapore and Malaysia. The Singapore and Malaysian governments have imposed strict travel and movement restrictions, especially for the property business where a restriction on number of visitors per household per day is imposed, failing which the visitors and households would be fined or even subject to imprisonment. These measures hinder our client development, as property transactions have relied heavily on in-person inspections and negotiation by the home buyers and prospective tenants with the homeowners before entering into binding agreements. This affected our ability to conduct client meetings with homeowners, onsite photography, and physical viewings and meetings with prospective buyers and tenants.

To tackle the challenges brought by the pandemic and the restrictions, we have shifted our focus on conducting online viewings and adopted technologies such as VR and video conferencing to provide remote viewing services, allowing prospective buyers and tenants to conduct inspections without being exposed to the risks of infection. Despite our efforts, most customers still prefer physical inspection over remote viewing, which limits our ability to expand our client base.

Whether the COVID-19 pandemic will lead to a prolonged downturn in the economy is still unknown, and we cannot ascertain if such prolonged downturn will affect our clients’ ability to transaction properties or engage our services in the future. We cannot assure you that the COVID-19 pandemic will not materially affect our business, prospects, financial condition and results of operations in the future.

Risks Related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “OMH.” In order to continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Company Guide, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above in “— The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have a relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore and Malaysian law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Capital Market rules with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our ordinary shares. We may rely on exemptions available under the Nasdaq Capital Market rules to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market rules.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company. Our operating subsidiaries were incorporated and are located in Singapore and Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore and Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

If we are classified as passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information —10.E. Taxation — Passive Foreign Investment Company Considerations.”

For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations, and the net proceeds from the initial public offering are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price or the then-current market price per share of our Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events.

Our business activities are principally carried out in Singapore and Malaysia, and we intend to expand our operations across new markets in Southeast Asia. Our geographic presence in Southeast Asia may make us vulnerable in the event of increased tension or hostilities in certain countries, including the countries in which our customers operate. In addition, unforeseeable circumstances and other factors such as power outages, labor disputes, severe weather conditions and natural or other catastrophes may disrupt our operations, and terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and business and consumer confidence. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Our Group’s history can be traced back to 2015 when Ms. Rhonda Wong and Ms. Race Wong saw an opportunity to develop a data and technology-driven property technology platform. Ohmyhome (S) was therefore initially established to carry on the provision of a self-served platform for users to list and search homes. Since then, we have grown into a one-stop-shop property platform covering a comprehensive range of property services and solutions, which comprises brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services.

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 19, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares, with a par value of US$0.001 each. Prior to our Group’s reorganization, Ohmyhome (S) was the holding company of our Group. Our subsidiaries in Singapore, namely, Ohmyhome (R), Ohmyhome (I), Cora.Pro and Ganze, are wholly-owned subsidiaries of Ohmyhome (S). Ohmyhome (S) also has a 49% interest in Ohmyhome (M), and an indirect interest of 24% in Ohmyhome (RL) (through the 49% interest in Ohmyhome (RL) held by Ohmyhome (M)).

As part of our Group’s internal reorganization for the purposes of the listing, Ohmyhome (BVI) was incorporated in the BVI on July 27, 2022 with limited liability, authorized to issue up to a maximum of 50,000 ordinary shares of a single class without par value. Ohmyhome (BVI) is a wholly-owned subsidiary of our Company.

Pursuant to a restructuring agreement dated November 30, 2022, each of Anthill and the Other Existing Shareholders transferred their respective shares in Ohmyhome (S), representing in aggregate 100% of the issued share capital of Ohmyhome (S), to Ohmyhome (BVI). The consideration for the share transfers was satisfied by the allotment and issuance of 14,999,999 Ordinary Shares in aggregate to Anthill and the Other Existing Shareholders, each credited as fully paid.

Upon completion of the reorganization, our Company became the holding company of our Group and we became owned as to 9,390,406; 284,806; 58,693; 344,593; 591,395; 230,215; 1,785,941; 460,429; 118,662; 122,307; 1,227,446; 292,280; 301,120; 625,024 and 416,683 Ordinary Shares by Anthill, Ang Yen Ney, Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd. and Tsai Chun-Chia, respectively.

Organization Chart

The chart below sets out our corporate structure.

Anthill
Other Existing Shareholders
IPO Investors
Our Company (Cayman Islands)
100%
Ohmyhome (BVI) (BVI)
100%
Ohmyhome (S) (Singapore)
49%
100%
100%
100%
100%
Ohmyhome (M) (Malaysia) (Note 1)
Ohmyhome (I) (Singapore)
Ohmyhome (R) (Singapore)
Cora.Pro (Singapore)
Ganze (Singapore)
49%
Ohmyhome (RL) (Malaysia) (Note 2)

Note 1: The remaining 51% interest is held by Ms. Wong Wan Chin, sister of Ms. Rhonda Wong and Ms. Race Wong.

Note 2: The remaining 51% interest is held by Ohmyhome Principal Sdn. Bhd., a company owned equally by Khor Siew Keng and Mun Shei Ngee respectively, both Independent Third Parties.

*Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Entities

A description of our principal operating subsidiaries is set out below.

Ohmyhome (S)

On June 12, 2015, Ohmyhome (S) was incorporated in Singapore as a private company limited by shares. Ohmyhome (S) commenced business on May 21, 2016 and is principally engaged in the provision of a one-stop-shop property platform for our customers. As part of a group reorganization on November 30, 2022, Ohmyhome (S) became an indirect wholly-owned subsidiary of our Company.

Ohmyhome (I)

On March 5, 2020, Ohmyhome (I) was incorporated in Singapore as a private company limited by shares. Ohmyhome (I) was initially established to provide home insurance services to house users. Ohmyhome (I) does not have operations now. As part of a group reorganization on November 30, 2022, Ohmyhome (I) became an indirect wholly-owned subsidiary of our Company.

Ohmyhome (R)

On March 5, 2020, Ohmyhome (R) was incorporated in Singapore as a private company limited by shares. Ohmyhome (R) commenced business on March 6, 2020 and is the renovation arm of our Group principally engaged in design and build, project management for interior decoration projects for residential and commercial units. As part of a group reorganization on November 30, 2022, Ohmyhome (R) became an indirect wholly-owned subsidiary of our Company.

Cora.Pro

On May 21, 2020, Cora.Pro was incorporated in Singapore as a private company limited by shares. Cora.Pro was established to distribute a product developed by us which is mainly used as a platform for property management firms and developers to facilitate communication, facility booking, fee and tax payments. As part of a group reorganization on November 30, 2022, Cora.Pro became an indirect wholly-owned subsidiary of our Company.

Ganze

On December 7, 2021, Ganze was incorporated in Singapore as a private company limited by shares. Ganze was established as the renovation arm of our Group, engaged in interior decoration projects of high-end residential and commercial units. As part of a group reorganization on November 30, 2022, Ganze became an indirect wholly-owned subsidiary of our Company.

Ohmyhome (M)

On January 17, 2019, Ohmyhome (M) was incorporated in Malaysia as a private company limited by shares. Ohmyhome (M) was established as a subsidiary of Ohmyhome (S), principally engaging in the provision of a one-stop-shop property platform for our customers in Malaysia. As part of a group reorganization on November 30, 2022, Ohmyhome (M) became an indirect 49%-owned subsidiary of our Company.

Ohmyhome (RL)

On January 17, 2019, Ohmyhome (M) was incorporated in Malaysia as a private company limited by shares. Ohmyhome (RL) was established as a subsidiary of Ohmyhome (M), mainly providing licensed property brokerage services to our customers in Malaysia. As part of a group reorganization on November 30, 2022, Ohmyhome (RL) became an indirect 24%-owned subsidiary of our Company.

Corporate Information

We were incorporated in the Cayman Islands on July 19, 2022. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Our principal executive office is at 11 Lorong 3 Toa Payoh, Block B, #04-16/21, Jackson Square, Singapore 319579. Our telephone number at this location is +65 6886 9009. Our principal website address is https://ohmyhome.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

We are a data and technology-driven property technology company based in Singapore. Through our subsidiaries, we operate a one-stop-shop property platform which provides end-to-end property solutions and services for our customers, for both the HDB property market and the private property market, which comprises brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services. We operate on a data-driven customer-centric business model and through our platform, we seek to provide a comprehensive suite of property solutions and services to aid our customers in every step of their property transaction journey, with the objective of making property transactions and related services simple, efficient and affordable for all.

Since the incorporation of our subsidiary, Ohmyhome (S), in 2015 and the commencement of our business operations in 2016, our platform has facilitated over 5,800 agent brokerage transactions and other property-related services and over 7,300 self-transacted online property transactions, with an aggregate GTV of over US$2.7 billion as of March 31, 2023, making us one of Singapore’s largest integrated property transactions and services platform, according to Frost & Sullivan. We operate our Ohmyhome platform in Singapore and Malaysia. Today, Ohmyhome has been ranked Singapore’s top mobile application for property listings and transactions by customer ratings and is a leading one-stop property platform for property transactions and property-related services for both the HDB property market and the private property market, according to Frost & Sullivan.

Our platform appeals to and supports a growing online community and network of users looking to list and search for properties online, seeking information on their property transactions and other value-added services, through the comprehensive property-related solutions and services available on our platform. As at March 31, 2023, we have around 200,000 monthly active users on our online website and mobile application on average, and over 700,000 downloads of our mobile application. Our website also receives a weekly average of over 100,000 unique visitors and a weekly average of over 280,000 website visits. As at March 31, 2023, our platform contained over 20,000 active listings for residential properties for sale and rental on a monthly basis. An active listing refers to a listing where the property of the subject listing is still on the market for sale or for lease. Each listing has an expiration date of 30 days from the date of the listing and listing owners will have to renew the listing before its expiry to keep the listing active for another 30 days. In the event where a listing has reached its expiry or is indicated as sold or leased as the case may be, such listing would be removed and will no longer be searchable by the public unless a new listing has been created.

We believe that our diverse range of listings and comprehensive range of property-related services provides an effective channel for customers to market and search for properties and provides speed, ease and reliability to their property transactions.

Our Technology-Enabled Solutions

We believe that the use of technology and data is our key edge over our competitors. Our core service offerings are categorized as follows, all of which are offered through our one-stop platform:

●	Brokerage Services. For clients who wish to engage professional real estate services, we offer brokerage services through our Super Agents to represent customers seeking to purchase, sell, rent, or lease their properties on our platform. We also provide documentation services for clients who have already found a keen counterpart to their transactions and wish to engage us to assist with all necessary paperwork to complete the transaction.

●	Emerging and Other Services. We offer the following emerging and other services in connection with property transactions, which can each be utilized by our customers as a standalone service or in conjunction with our other service offerings:

(a)	Listing and Research. We provide an online platform for home sellers to freely list their properties and for home buyers to freely view such listings. We also provide online tools and resources, including property transaction guides, automated electronic valuation of listed properties, and calculators for mortgage affordability and determining the amount of stamp duty payable on any property transaction, to provide our users with comprehensive resources to aid them in embarking on their property transaction journey.

(b)	Mortgage Referral Services. Through our online platform, we provide our customers with referrals to experienced financial service providers from our partner banks, who provide mortgage advice and financing guidance. We also value-add by compiling and comparing the interest rates across our wide range of partner banks, to provide the financing option best tailored to each individual customer’s needs.

(c)	Legal Services. We provide our customers with access to specialized law firms through our online platform, which provide conveyancing services, legal advice and the preparation of documentation to provide our users with a hassle-free conveyancing process and to better equip them with sufficient know-how to protect their legal interests while completing their property transactions.

(d)	Insurance Referral Services. We partner with established insurance brokers to provide our customers with access to insurance policies, such as home insurance and fire insurance, to meet their property transaction needs.

(e)	Renovation and Home Services. We offer renovation services and partner with trusted brands to help homeowners conceptualize, design, budget and project manage their renovation projects. We also offer a wide range of home needs services such as cleaning, painting and servicing to suit the upgrading and maintenance needs of homeowners. As part of our home services, we work with external partners to offer professional moving services to customers moving to a new residential or commercial property. In addition, we also provide assistance to foreign customers relocating from overseas to our country of operation, and we also advise such foreign customers on relevant rules and regulations to ensure compliance with the relevant laws and regulations and if applicable, that the tenancy agreement protects the rights and needs of the customer.

For the years ended December 31, 2020 and 2021, we generated revenue of approximately S$3.3 million and S$4.4 million, respectively, representing an annual growth of 31.2%. The majority of our revenue is derived from our brokerage services, which generated 86.9% and 85.2% of our total revenue for the years ended December 31, 2020 and 2021, respectively. The remaining 13.1% and 14.8% of our total revenue for the years ended December 31, 2020 and 2021, respectively, were derived from our emerging and other services offerings, such as renovation and home services, mortgage services, legal services and insurance services.

For the financial year ended December 31, 2021 and 2022, we generated revenue of approximately S$4.4 million and S$7.0 million, respectively, representing an annual growth of 60.4%. Our revenue generated by brokerage services constituted 85.2% and 43.7% of our total revenue for the financial year ended December 31, 2021 and 2022, respectively. Our revenue generated by emerging and other services constituted 14.8% and 56.3% of our total revenue for the financial year ended December 31, 2021 and 2022, respectively.

Recent Developments

On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 21, 2023 on the Nasdaq Capital Market under the ticker symbol “OMH.”

Our Services

Through our Ohmyhome website and mobile application, we provide end-to-end property-related solutions and services for our customers, which consists of (a) brokerage services; and (b) emerging and other property-related services, such as listing and research services, mortgage referral services, legal services, insurance referral services and renovation and home services.

Brokerage Services

We provide brokerage services to customers who wish to engage a professional real estate agent to act as their representative for their property transactions. We will assign one of our Super Agents to our customers based on the location and property in question. Our in-house Super Agents have in-depth knowledge, experience and expertise in the property type and location which they specialize in. According to the CEA’s public database of agent transactions and the Company’s staff list, our Super Agents were listed in CEA’s top 1% of real estate agents in Singapore, based on the volume of selling transactions in 2021 (CEA Salespersons’ Property Transaction Records (Residential) as at May 30, 2022: https://data.gov.sg/dataset/cea-salesperson-residential-transaction-record).

Our brokerage services are delivered through our Ohmyhome platform and accessible via our website and mobile application. A dedicated relationship manager is then assigned to the customer.

The Super Agent that is assigned to the customers based on best fit of their needs will provide listing services for home sellers, facilitating sale and purchase transactions, overseeing rental or leasing agreements, and assisting with the documentation and negotiation, to ensure an overall smooth property transaction from the start to end. For customers looking to sell or lease properties, the Super Agent will assist with taking professional photos and videos of the property, as well as a three-dimensional (3D) virtual tour experience for potential buyers. In addition to listing the property on our Ohmyhome platform, we will also market our customer’s properties on other major advertising platforms, such as Google and Facebook and other online property advertising platforms. We also combine our brokerage services with our advanced property matching technology and extensive database to ensure that homeowners are matched with the most suitable home buyers or renters for their property, allowing for efficient and expedited property transactions.

Apart from full brokerage services, customers who have chosen to self-transact their property transactions can also choose to engage our Super Agents for documentation services, once they have found a buyer, seller or tenant and have negotiated the price for the transaction. In this regard, our in-house Super Agents will assist with all necessary paperwork depending on the property type, such as the drafting and handling of an Option to Purchase (OTP), a tenancy agreement and/or a HDB resale application for HDB properties.

A typical brokerage service relationship lasts around three (3) months, out of which legal and government approval processes would typically take around two (2) months. The length of the brokerage service relationship also depends on whether platform users elect to be matched with an agent for the provision of full brokerage services, or solely for documentation services. Our customers who engage our brokerage services may also end up utilizing our other services, such as moving or renovation services, to meet their post-transaction property needs, which would extend our relationship with such customers to about one (1) year or more. Some of our customers also engage us for other regular day-to-day services, such as air conditioner servicing, cleaning and handyman services, which would mean that our relationship with such customers would extend for a longer period and continue on an ongoing basis.

While our data-driven platform is free to use for customers who wish to self-transact, our full agent service fees are up to 2% for HDB flats and up to 3% for private properties, and we charge a fixed fee for the provision of documentation services. The majority of our revenue is derived from our brokerage services, which generated a revenue of approximately S$3.7 million and S$3.1 million, representing 85.2% and 43.7% of our total revenue for the years ended December 31, 2021 and 2022, respectively.

Brokerage services have been and will continue to be a growth area for us, as we believe that home sellers and home buyers are increasingly reliant on online real estate platforms to list and search for properties, coupled with the help of experienced and professional property agents to ensure the transaction takes place smoothly. On average, in 2022, our Super Agents successfully completed approximately 62 sale, purchase, lease and rental transactions per month through our platform.

Emerging and Other Services

Our other property-related services include (a) listing and research services, (b) mortgage referral services, (c) legal services, (d) insurance referral services and (e) renovation and home services.

Listing and Research Services

Online Property Listings

We provide an online platform for home sellers to freely list their properties and for home buyers to freely view such listings, either through our Ohmyhome website or mobile application. Our platform contains databases for HDB units, condominiums and other private properties for sale and rental, and provides search engines on such properties in our databases. Through our website and mobile application platforms, users can freely access home-related data, such as listing details, home details, neighborhood information and market analysis. Our user-friendly search functions allow customers to tailor their searches to specific types of property in specific regions of their country. We devote significant resources to collecting first-hand real estate market intelligence and listing information, and to updating such information on our platform on a regular basis. We also verify the authenticity of the listings on our platform via on-site visits by our Super Agents and also verify the authentic ownership of the properties through the integration of SingPass with our platform, which is a government-administered digital identity database in Singapore.

Customers can opt for one of the following methods for their property transactions – (i) to DIY, meaning to self-transact and to do it on their own; or (ii) engaging one of our Super Agents.

For customers who opt to DIY their property transaction, our AI chatbot allows users to input their property preferences down to their preferred type of property, location, price range, after which customers will be sent a curated list of recommended properties for free, based on the preferences indicated. The list of properties is selected using our advanced property matching technology, providing our customers with suitable property options at an expedited timeline. Upon short-listing the preferred properties based on our curated list, customers may then arrange to view the property either in person or virtually, via a physical on-site viewing or through a video call with an agent or with homeowners directly, who will walk the customer through the property.

Customers may also opt to transact or complete documentation work with the help of our Super Agents, as described in further detail under “Our Business Model – Brokerage Services”.

Information, Tools and Research

We also provide a variety of online tools and resources which are freely accessible for our users.

Our website provides an extensive information archive for visitors to search and gather real estate information and general research reports and insights regarding the real estate industry at both national and regional levels. Our Super Agents, founders and editors publish and share information relating to public housing, private property, home improvement, financing, towns, and success stories by clients. We also publish articles on specialized areas of the real estate industry, such as property investment opportunities in Southeast Asia, alternative condominium options to consider buying, and governmental housing and redevelopment plans.

We have an internal vetting process that involves multiple teams including content, marketing, agency, and technology teams depending on the topic, with editorial checks before publishing the articles onto our Ohmyhome platform and other channels, such as social media. We select topics based on the latest developments in the market, popular keywords and trends on the market, statistics released by the authorities, and original ideas pitched by our writers. We will individually assess the potential value of each topic and prioritize those that align with our business goals and target audience in both short-term and long-term perspectives. We conduct research based on both public databases and research information, and develop reports and insights based on the information gathered.

We have also been regularly interviewed by news media and our research pieces have been quoted by major news outlets in Singapore such as Channel News Asia, The Straits Times, The Business Times and Lianhe Zaobao. We believe our articles section serves to raise our profile as experts on the real estate industry in Singapore and Malaysia.

We provide customers with access to self-help tools and shortcut links to assist them in their property transactions and making educated decisions. For example, by clicking on the “Self-Transact” option on the homepage of the Ohmyhome website, visitors will be redirected to a list of actions that they can do immediately, such as search for properties, connect directly with sellers, schedule a property visit, and finalize their home purchase. Prospective property buyers or sellers can also utilize our Real Estate Valuation Tool to obtain a reliable e-valuation of the price of a particular property, taking into consideration past transactions, current valuation and market performance to provide an accurate valuation of the property and to allow our customers to make an informed decision before entering into any property transaction. We also provide calculators which allow prospective property buyers to determine the affordability of a property purchase, as well as to calculate the amount of stamp duty payable on a property transaction.

Mortgage Referral Services

We provide our customers with referrals to mortgage financing services, allowing them to finance their new property purchase or to refinance an existing home loan. Our customers have access to mortgage financing from a wide range of banks which we partner with, accessible through one single touchpoint via our Ohmyhome platform. Customers who wish to obtain financing or refinancing for their property will, through our platform, be linked up with the individual mortgage providers who can provide advice and guidance on the financing option which is best tailored to each individual user’s needs.

We seek to provide a transparent, open and efficient process for our customers when deciding how to finance their property purchase. In order to do so, our platform automatically provides the lowest interest rates supplied by over seven (7) major banks in Singapore. A transparent comparison report of such rates can be readily generated based on requirements input by our users and can be easily accessible on our platform. This gives our customers access to competitive rates across various banks through a single platform, allowing them to make a fully-informed decision before entering into a mortgage or bank loan.

We are paid a fixed rate from our partner banks based on the loan value, regardless of which bank the customer decides to take his or her loan or financing needs with. This ensures that the rates provided by us remain competitive and objective.

Legal Services

Through our platform, customers can also engage law firms which specialize in conveyancing services, to provide legal advice and assist with all legal documentation required for their property transaction, such as the sale and purchase agreement, lasting power of attorney, any letters of administration of probate, notary public services. By providing access to legal services, we aim to provide our users with a hassle-free conveyancing process, uncover potential legal risks associated with the property, and to better equip them with sufficient know-how to protect their legal interests while completing their property transactions.

The law firms which we partner with serve on the bank panels of major banks which provide mortgage financing services on our platforms, creating synergies between the types of services provided under our platform and to ensure that our customers who opt for multiple property-related services through our platform are provided with a seamless and efficient process.

Customers who wish to engage legal will be matched with a suitable law firm through an automated process via our platform. Customers who then wish to proceed with the legal services will engage the conveyancing solicitor through our platform.

Our partner law firms pay us a fixed fee for the provision of advertising services for their legal services.

Insurance Referral Services

Through our platform, we also advertise to our customers property-related insurance policies such as fire insurance (which would generally be required by HDB and/or lenders providing housing loans) and home contents insurance (which includes coverage for renovation costs and the cost of replacing internal fixtures and movable contents, including furniture, appliances and personal valuables, as well as coverage for certain legal liabilities that may arise due to unforeseen events), which are offered by established insurance brokers. Customers who utilize our platform can also obtain a complimentary one-year home contents insurance policy, to provide our customers with the opportunity to protect their homes.

We receive an annual fee from our insurance partners for the advertising of their insurance service offerings on our platform.

Renovation and Home Services

Our renovation and home services include (a) renovation services, (b) air conditioning services, (c) cleaning services, (d) painting services, (e) handyman services, (f) moving services and (g) relocation services.

Our customers can browse the renovation and home needs services available on our platform, and then reach out to our designated relationship managers to specify their needs and preferences. Following which, we would provide samples of our interior designs if required, and provide a customized quote to the customer, based on their needs and requirements. Customers who wish to proceed with such renovation and/or home needs services will engage the relevant service through our Ohmyhome platform.

For our renovation and home needs services, we are paid directly by our customers based on the agreed quote. While we maintain in-house project management and interior design capabilities, we sub-contract other aspects of the renovation works and home needs services to the relevant sub-contractors, suppliers and/or professional home service providers, as may be required.

Renovation Services

We have an in-house team of qualified and experienced interior designers to aid our customers in the conceptualization and design of the renovation project. We also have a team of dedicated project managers, who will be assigned to each renovation project to oversee the overall renovation project. We sub-contract the renovation works to carefully selected and qualified third-party contractors and also partner with reputable third-party suppliers to ensure that our customers receive high-quality services to suit their renovation and home needs. The project manager assigned to each renovation project will ensure the quality of work done by sub-contractors and third party suppliers from the start to the end of the renovation project.

Air Conditioning Services

We partner with qualified contractors to offer general servicing, chemical washing and overhaul and/or gas top-ups for air-conditioning systems.

Cleaning Services

We partner with qualified contractors to provide customized cleaning solutions to cater to specific housing needs, including home cleaning, commercial cleaning, and post-renovation cleaning.

Painting Services

We deliver house painting services for at-home painting, single room painting services to upgrade customers’ individual rooms, and painting packages to enable customers to enjoy a combination of painting services in a cost-effective way.

Handyman Services

We provide a wide variety of professional handyman services, including power point installations, wiring and rewiring works, light and fan installation and repair, and plumbing and sanitary systems maintenance.

Moving Services

We partner with qualified contractors to provide professional moving services to customers looking to purchase or rent a new residential property, as well as to corporate clients who are looking to move to a new commercial building. In addition to providing professional house movers, we also provide packing and storage materials upon request, and services for the disposal of large and unwanted items such as spoiled furniture or machinery. Through the careful handling, safe transportation and provision of added-on moving services, we seek to ensure that there is minimal disruption to both our residential and corporate clients seeking to move.

Relocation Services

We provide assistance to foreign customers who are relocating from overseas to a jurisdiction which we operate in. In this regard, we aid in searching for the right property for such foreign customers and their families. We also advise on the relevant rules and regulations, including any restrictions on foreign tenants, to ensure that their tenancy agreement is lawful and protects their rights. We also provide services relating to home-finding for service apartments, condominiums and houses, such as tenancy agreements, lease renewals, preview trips and video tours, movers, and renovation and furnishing.

Our Platform

Our one-stop property platform, accessible via our website (www.ohmyhome.com) and mobile application, is a rapidly growing online real estate platform in Singapore, Malaysia and the Philippines (by way of our licensed platform in the Philippines) in terms of:

●	Downloads: According to data from Appstore for iOS devices and Google Playstore for Android devices, our mobile application had close to 700,000 downloads as at December 31, 2022.
●	Monthly Active Users: According to data from Firebase on our mobile application and Google Analytics 4 on our website, we had an average of over 188,000 monthly active users on our website and mobile application in 2022.
●	Visitor Traffic: According to data from Google Analytics 4, our website received a monthly average of over 200,000 unique visitors as of December 31, 2022.
●	Market Share: According to HDB Transaction data and platform statistics, we obtained a 5.8% market share of the public residential property resale market by number of transactions.
●	Property Listings and Transactions: According to user listings and activities on our website and mobile application, as of December 31, 2022, we had over 13,100 property transactions on our platform.

Our primary interface with users of our platform is the Ohmyhome website. We believe user satisfaction rests on the appeal of the efficiency and functionality of our platform. Our technology and marketing teams dedicate substantial amounts of time and resources upgrading and enhancing our Ohmyhome website and mobile application based on market trends and user feedback. We distinguish ourselves from other online property listing portals through the reliability and extensiveness of our up-to-date real estate content as well as the consolidated services listings allowing customers to use the platform for their every real estate and home furnishing and improvement needs. We also maintain various customer interaction avenues, including our centralized customer hotline, live in-portal chatroom, WhatsApp chatroom, e-mail and AI chatbot, through which users can obtain assistance, access more information, or otherwise contact us.

Our property platform covers a wide spectrum of up-to-date real estate and home furnishing and improvement information and serves as a gateway for our primary business activities. Our published content, which is free to our website and mobile application visitors, is designed to assist visitors with each step of the real estate and home furnishing and improvement transaction process and inspire future real estate projects. We believe providing a reliable catalog of high-quality information regarding the real estate market is helpful in guiding our platform users in making informed choices and completing their property transactions hassle-free.

Data Insights and Technologies

We aspire to spearhead technological innovations across Southeast Asia’s property technology industry by leveraging our data insights and technologies. Our platform is built on a robust technology infrastructure with comprehensive functionalities that support the entire life cycle of property transactions, from the initial customer acquisition, agent cooperation and property listing management, to payment, financial services, conveyancing, closing management and post-closing servicing.

Transactions with a “Human” Touch

We believe we have a holistic view of the market based on our understanding of the importance of retaining a “human” element amidst growing technological developments, which appeals to a broad range of customers and gives us a competitive edge in terms of brand recognition.

Our Ohmyhome platform gives users the choice between engaging traditional agents and a self-service route. Users who opt for the former are guided through their property transactions by paying a fixed fee to the property agent, who will assist the user with the property transaction from the start to end, with the help of our advanced property matching technology to expedite the process. This model integrates elements of the traditional real estate agent service model, to ensure that our platform remains inclusive and provides users with the ability to interface with property agents if so preferred.

Property Matching Technology (MATCH)

We have developed MATCH, our own property matching technology and algorithm. When our platform users submit their property preferences on the Ohmyhome platform, MATCH’s algorithm filters through all the available property listings to produce results matching the users’ preferences. Once a match is found, it is sent to users, along with the relevant content which informs the user’s home buying decisions and aids in their research.

Through our advanced property matching technology and algorithm, 50% of our property transactions are completed within seven (7) days on average. The fastest time taken to sell a property listing on our Ohmyhome platform through our in-house Super Agents has been one (1) day. On average, our Super Agents can complete approximately 69 transactions a year, which is more than 11 times more efficient than the average agent, who closes around 6.3 cases a year, according to Frost & Sullivan.

Data Processing System

Our proprietary data processing system is the foundation of our business. Our data processing system delivers speed and scalability, providing data and analytics support across the products and services on our platform to simplify property transactions. We aim to utilize our data processing system to shorten the time taken to sell a home by automatically categorizing listing photos according to room type and systematically accessing and displaying the best performing images to home buyers. We believe this provides an enhanced experience for property buyers browsing our Ohmyhome platform. In addition, the smart image classification feature enables home sellers to automatically enhance their listings as the smart algorithms will help to prioritize images based on its viewership numbers. This results in the most popular image being displayed as the listing’s thumbnail, which will provide property sellers with the best chance of attracting the right buyers.

Real Estate Valuation Tool

Our Real Estate Valuation Tool is built by Thinking Machines and allows users to input a property’s details and instantly receive the estimated market value of the property, along with the valuation breakdown and a confidence rating of Low, Medium, or High. The custom machine learning model underlying the Real Estate Valuation Tool consists of:

●	Custom Machine Learning Models for the Singapore and Malaysia property markets. This predicts property value with as little as 4% deviation as compared to the actual prices for Singapore, and 10% deviation for Malaysia;

●	Automated Machine Learning Training Pipeline. This enables our database to run on fresh data every week; and

●	API Endpoint Integration with native platform.

Our custom machine learning model is trained to predict property prices by taking Ohmyhome’s dataset of historical transactions and supplementing it with Thinking Machines’s extensive database of geospatial points of interest. Our model factors in the distance to the nearest major road or the density of restaurants in the surrounding area to determine the price of a property as affected by its surroundings. The machine learning models were tailored for each of the property markets in Singapore and Malaysia via a series of relevant features and input variables based on the domain knowledge and experience of our Super Agents.

To ensure that the custom machine learning model is robust and usable, a pipeline is created that ingests fresh data every week and retrains the model for the most up-to-date price estimates. The entire pipeline encompassing data storage, data cleaning and transformation, machine learning, and API were built using Google Cloud Platform and connected to our Ohmyhome’s existing platform. This ensures that the model is integrated into our workflow and can be connected to other operational APIs within Ohmyhome’s infrastructure. This business solution gives us the data we need at an unprecedented speed and scale, freeing up our resources for higher-value tasks and giving us a competitive edge.

Insurance

In accordance with customary industry practice and applicable regulations, we carry real estate professional indemnity and management liability insurance, as well as hospitalization and employer liability insurance in respect of certain of our foreign employees. We also obtain contractors’ all risk insurance in respect of certain assets used in our renovation projects, depending on the size and nature of the project. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

Data Privacy

In the course of our operation, we will collect personal data from our customers in connection with the account opening and our business operations and this information may be subject to data privacy laws in the jurisdiction of Singapore and Malaysia. According to the relevant law in relation to data privacy, it is necessary for customers, or data owners, to provide consent to the data collector for his/her agreement to its usage. Our data privacy statement states that the personal data being collected can be used for purposes of data analysis and supporting us to develop and to improve our products. We believe that we are in compliance with all relevant laws and regulations in all material respects with respect to data privacy.

Risk Management

Our business activities expose us to various risks. Identifying and measuring our risks is critical to our ability to manage risk within acceptable tolerance levels in order to minimize the effect on our business, results of operations and financial condition. Our management team is responsible for managing risk. It is overseen by our board of directors. We use risk management processes and have policies and procedures for identifying, measuring and managing risks, including establishing threshold levels for our most significant risks. We have implemented various procedures and measures to ensure rigorous risk management and quality control.

Quality Control of Super Agents

To ensure the quality of services of our Super Agents and adherence to the Code of Ethics and Professional Client Care and the Code of Practice for Estate Agents set out under the Estate Agents (Estate Agency Work) Regulations 2010, we conduct rigorous interview processes to assess the fit and quality of prospective agents, based on their technical knowledge, transactional experience, personality and ethics.

We provide onboarding training for our Super Agents for them to familiarize themselves with our work processes given our unique operational model, and also equip them with the latest technical and market knowledge. We also conduct regular training sessions and regularly gather questions raised by our Super Agents, which are addressed during each session. We also promote collaborative sharing and learning during our training sessions by analyzing rare, unprecedented or difficult scenarios faced by our Super Agents. In addition, we conduct ad-hoc discussions based on latest developments in the market and regulations, to ensure that our Super Agents are prepared and fully equipped to tackle changes in the industry.

We periodically evaluate the performance of our Super Agents, through both internal and external performance indicators. We evaluate individual agents on a monthly basis, based on various matrices such as performance, customer reviews, teamwork and ethics. In particular, we take customer feedback and complaints very seriously. Customers can provide feedback through our hotline, social media and/or our relationship managers, who are independent from the agent team. The customer feedback received contributes to the overall evaluation of our Super Agents.

Quality Control of Third Party Service Providers

As a one-stop-shop platform, we rely on curated third party service providers to provide various service offerings available on our platform, such as sub-contractors for certain renovation works, partner banks to provide mortgage solutions, partner law firms to provide conveyancing services and professional movers and other home service providers to provide moving and other home services.

In this regard, we have implemented various safeguards to ensure high service standards from such third party service providers. We screen our partners rigorously and constantly seek customer feedback for the services rendered by our service partners, to ensure that the quality of service received by the clients is satisfactory. Should we receive any complaints or delays caused by our service partners, we typically issue a warning notice and seek rectification from such service partners in the first instance. If such complaints and/or lapses in service standards occur more than once, we would discontinue our relationship with the relevant service provider. We periodically review and update our list of suppliers to ensure that the quality of services provided by our partners remain up to standard, thereby maintaining the high rating and reviews of our platform.

For mortgage services by the banks, legal services, and insurance services, we provide advertising or referral services to the third party providers for the provision of marketing and advertising of their services on our platform. We refer our customers to them and the contractual relationship is between our customers and such providers directly. The Company is currently not indemnified by third party service providers listed on our platform against customer claims arising from third party services.

In relation to ad-hoc third-party services such as cleaning, painting, moving, handyman services, the contractual relationship is between us and the individual customers for the provision of such services, and we assign the contractor to serve our customers. The Company is currently not indemnified by the service providers against customer claims.

In relation to the subcontractors we work with for renovation and related home services, the contractual relationship is between us and the customer for the provision of renovation services. The Company is currently not indemnified by the service providers against customer claims. However, to minimize our exposure, we carry a Contractor’s All-Risk Insurance coverage for the work done by subcontractors under our employ, and we also hold a retention sum from major subcontractors against the quality and timeliness of their work.

As of the date of this annual report, we are currently not involved in any material legal or arbitral proceedings in relation to services provided by the parties above.

Authentic Property Listings and Prevention of Fraud

Our machine learning technology ensures that all listing images that home buyers see on our platform are genuine and real. The technology will be able to detect and flag out images that are likely fake, such as stock images. In addition, we strive to ensure that our Ohmyhome platform only hosts genuine, non-duplicated, listings by real homeowners or our in-house Super Agents. We have also integrated our platform with SingPass, the government-administered digital identity platform in Singapore, for verifying the authentic ownership of properties listed on our platform. We will immediately remove listings that are found to be false or duplicates from our platform and inform the responsible users or agents to make necessary corrections. This shortens response time on the platform and increases the efficiency of users’ searches.

Anti-Corruption Measures

We have adopted an anti-corruption policy which prohibits, among others, accepting any bribes (whether monetary or in kind, and whether direct or indirect), in order to ensure the integrity of our Super Agents and to protect our brand image.

In order to ensure compliance with our anti-corruption policies, we monitor the compliance of our business activities and handle complaints and whistle-blowing cases through our internal compliance reporting procedures. We post any violations and our decisions via our internal communication channels.

Competition

The property technology industry is rapidly growing and increasingly competitive. Although we believe no other industry player in Singapore and Malaysia operates under a comprehensive and integrated platform business model similar to ours, we face competition from players in different segments of the property transactions and services industry. We also compete with offline traditional real estate brokerage firms and property agents in respect of our brokerage services.

We believe we are strategically placed to compete in the property technology industry based on the following factors: (i) the end-to-end property solutions and services provided by us on a single platform, providing a one-stop-shop for our users in their property transactions and allowing us to capture a much higher customer spending per transaction than other market players; (ii) the ability to develop advanced property technology and infrastructure; (iii) our highly scalable business model, which enables us to expand rapidly into new geographies or business segments; (iv) our user-friendly online platform built on powerful data insights; (v) our strategic partnerships with establish market players across the property transaction chain; (vi) the expertise of our senior management team in real estate transactions and investments; and (vii) our superior reputation and branding arising from our track record and past customer satisfactions, which is in turn crucial in building trust for our platform in developing markets.

Regulation

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore and Malaysia. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore and Malaysia on our business and operations.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN SINGAPORE

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Estate Agents Act

Real estate agencies (referred to in the Estate Agents Act as “estate agents”) and agents (referred to in the Estate Agents Act as “salespersons”) are regulated by the Estate Agents Act and its subsidiary legislation, including the Estate Agents (Licensing and Registration) Regulations 2010, the Estate Agents (Fees) Regulations 2010 and the Estate Agents (Estate Agency Work) Regulations 2010.

The CEA is a statutory board that was established in October 2010 to administer the Estate Agents Act and its functions and duties are, among others, administering the licensing and registration regimes under the Estate Agents Act, regulating and controlling the practice of estate agents and salespersons, administering examinations and a professional development framework for purposes of licensing and registration under the Estate Agents Act and conducting investigations and disciplinary proceedings in relation to offenses and unsatisfactory conduct or misconduct in relation to estate agency work.

Under the Estate Agents Act, estate agents are required to be licensed and salespersons are required to be registered with the CEA. An estate agent’s license may be issued to an individual or an entity subject to fulfillment of the conditions prescribed in the Estate Agents Act, such as the individual or entity being considered a “fit and proper person” by the CEA. An individual will not be registered as a salesperson unless the individual satisfies certain prescribed requirements, including, among other things, being a “fit and proper person”, having the prescribed educational qualifications or experience, being employed by a licensed estate agent as a salesperson and that he or she does not hold a license as any other estate agent.

Our subsidiary, Ohmyhome (S), holds an estate agent’s license issued by the CEA and all of our real estate agents are registered with the CEA, and are subject to the Estate Agents Act and the relevant subsidiary legislation and any directions or guidelines as may be given or issued from time to time by the CEA.

Estate Agents (Licensing and Registration) Regulations 2010 and Estate Agents (Fees) Regulations 2010

The Estate Agents (Licensing and Registration) Regulations 2010 sets out further requirements in respect of any application or renewal of an estate agent license or registration as a salesperson. The fees payable to the CEA in respect of any such application or renewal are prescribed by the Estate Agents (Fees) Regulations 2010.

Estate Agents

In the case of estate agents, in order to obtain or renew an estate agent’s license, the CEA must be satisfied that (a) the estate agent has, among other things, in place systems and processes to ensure proper management of the business and its salespersons; (b) the estate agent does not hold a license as any other estate agent; and (c) every sole proprietor, partner or Director of the estate agent who will be performing estate agency work has attained the age of 21 years, is not registered as a salesperson with another estate agent, does not hold a license as any other estate agent, has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA, and has, in the two (2) years immediately before the application for a license, passed the Real Estate Agency examination, or obtained an equivalent or higher qualification as determined by the CEA.

Every estate agent must also take out and maintain in force at all times during the period in which it carries out estate agency work the relevant professional indemnity insurance.

The Estate Agents (Licensing and Registration) Regulations 2010 also prescribes certain qualifications and requirements for key executive officers of estate agents. A key executive officer must (a) be the sole proprietor, Director or partner of the estate agent; (b) satisfy the requirements applicable to a sole proprietor, partner or Director performing estate agency work as described above; (c) have at least three (3) years of experience in estate agency work; and (d) have completed at least 30 property transactions in the three (3) years immediately before his appointment or have at least three (3) years of experience in managing the business of a house agent or an estate agent as an executive Director, a chief executive, key executive officer, partner or sole proprietor.

Salespersons

In the case of salespersons, no individual can be registered as a salesperson unless he (a) has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA; and (b) has, in the two (2) years immediately before the application for registration, passed the Real Estate Agency examination or the Real Estate Salesperson examination, or obtained an equivalent or higher qualification as determined by the CEA. Such requirements are subject to certain exemptions as prescribed under the Estate Agents (Licensing and Registration) Regulations 2010. In order to renew his registration, the salesperson must also satisfy prescribed continuing professional development requirements in each year of the period of registration whose renewal is sought.

Estate Agents (Estate Agency Work) Regulations 2010

The Estate Agents (Estate Agency Work) Regulations 2010 regulates the conduct of estate agency work by prescribing certain rules and practices. For instance, there is a prohibition against dual representation, whereby salespersons or estate agents are disallowed from having as clients, both the vendor and purchaser or both the landlord and tenant in respect of the same property, regardless of whether the consent or agreement of the client or of any or all the parties to the relevant transaction has been obtained. Further, estate agents and salespersons are prohibited from introducing, referring or recommending a client to or receiving any benefit from any money lender or holding money for or on behalf of any party in relation to the sale or purchase of any property situated in Singapore or the lease of HDB property. Any person in breach of such rules shall be guilty of an offense and shall be liable on conviction to a fine and/or imprisonment.

The Estate Agents (Estate Agency Work) Regulations 2010 also prescribes the form of agreements for the sale, purchase or lease of residential property in Singapore. It also requires that every estate agent takes out and maintains in force at all times during the period in which it carries out estate agency work such insurance (of a prescribed minimum amount) in respect of civil liability for negligence in the performance of estate agency work. Generally, no estate agency work may be undertaken without the requisite insurance coverage.

The Estate Agents (Estate Agency Work) Regulations 2010 also sets out the Code of Ethics and Professional Client Care and the Code of Practice for Estate Agents, any breach thereof may result in the estate agent or salesperson (as the case may be) being subject to disciplinary action and/or the imposition of sanctions including financial penalties, demerit points and the suspension or revocation of a license or registration.

Personal Data Protection Act

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(a)	Purpose limitation obligation – personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(b)	Notification obligation – individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(c)	Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d)	Access and correction obligations – when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(g)	Retention limitation obligation – an organization must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	Openness obligation – an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures available on request.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

Do Not Call Obligations

In addition to the general data protection obligations imposed under the PDPA, the PDPA also generally prohibits organizations and individuals from sending direct marketing messages (in the form of voice calls, text or fax messages) to Singapore telephone numbers, including mobile, fixed-line, residential and business numbers, registered with the Do Not Call Registry (the “DNC Registry”), as maintained by the PDPC (the “DNC Obligations”). The DNC Obligations only apply to the sending of “specified messages” as defined in the PDPA, which are marketing messages that offer, promote or advertise goods or services. Such specified messages typically include messages which offer to supply, advertise or promote a property or a supplier of property.

Pursuant to the DNC Obligations, before an organization sends any specified messages to a Singapore telephone number, it must first check whether that Singapore telephone number is listed in the relevant register of the DNC Registry. A failure to check the relevant register is an offense under the PDPA, unless certain exceptions apply.

Advisory Guidelines for the Real Estate Agency Sector

The PDPC has also published a set of advisory guidelines, developed in consultation with the CEA, which is intended to facilitate compliance of real estate agents with the obligations under the PDPA. Although these guidelines are not legally binding, they are nevertheless helpful on the basis that the guidance and examples therein have been tailored for the real estate agency sector and will thus be indicative of the manner in which the PDPC will interpret certain provisions of the PDPA in the context of the real estate agency sector.

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wages.

COVID-19 (Temporary Measures) Act

The COVID-19 Act came into effect in Singapore on April 7, 2020. Under the COVID-19 Act, the Minister of Health may make regulations and make control orders for the purpose of preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Singapore. Control orders may make provisions including the following: (a) requiring people or certain people to stay at or in, and not leave, a specified place (whether or not a place of accommodation); (b) restricting movement of or contact between people, including prohibiting or limiting group activities or other activities of people within the specified place in paragraph (a), restricting the use of any facilities at that place and limiting movement to and from that place, whether by time or location; (c) requiring closing or limiting access to any premises or facility at a specified time, in a specified manner or to a specified extent, in relation to any premises or facility used to carry out any business, undertaking or work; (d) restricting the time, manner or extent for the carrying out of any business, undertaking or work, including prescribing restrictions on the maximum number of people, opening hours or facilities provided, for the carrying on of the business, undertaking or work.

The COVID-19 Regulations, which came into effect on April 7, 2020, contains requirements and restrictions relating to, among others, safe distancing and safe management measures relating to permitted enterprises.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN MALAYSIA

Valuers, Appraisers, Estate Agents and Property Managers Act 1981

The Valuers, Appraisers, Estate Agents and Property Managers Act 1981 (“VAEAPM Act”) applies throughout Malaysia and provides for the registration of valuers, appraisers, estate agents and property managers with the Board of Valuers, Appraisers, Estate Agents and Property Managers (“Board”) and matters connected therewith. The Board also maintains the Register of Valuers, Appraisers, Estate Agents and Property Managers (“Register”), Register of Probationers, and Register of Firms.

The VAEAPM Act provides that no person shall practice as a valuer, appraiser, estate agent or property manager unless he has been registered with the Board and has been issued with an authority to practice by the Board. Further, such registered valuer, appraiser, estate agent or property manager shall not practice his profession unless he practices as a sole proprietor of a sole proprietorship, a partner of a partnership, a shareholder or Director of a body corporate registered with the Board, or as an employee of such sole proprietorship, partnership or body corporate. A sole proprietorship, partnership or body corporate may apply to the Board for registration to practice valuation, appraisal, estate agency or property management.

In 2017, the practice of valuation, appraisal, estate agency and property management by a partnership or body corporate was liberalized pursuant to the Valuers, Appraisers and Estate Agents (Amendment) Act 2017 to allow non-registered persons to own equity in such partnerships or bodies corporate. For a practicing body corporate comprising both registered persons and non-registered persons as shareholders, the registered persons shall always hold not less than 51% of the equity interest or ordinary shareholding in the said practicing body corporate. It is also a requirement that the 51% equity held by registered persons in a practicing body corporate shall be held solely by registered valuers in the case of a valuation practice and such requirement applies, mutatis mutandis, to the practices of appraisal, estate agency and property management.

Further, registered persons holding equity interest in a practicing body corporate shall incorporate a separate company as an investment holding company (“Approved Holding Company”) to hold such majority equity interest in the practicing body corporate. An Approved Holding Company’s Directors and shareholders shall be registered persons only, with a minimum of two (2) shareholders who must also be Directors at any given time.

Any person who, inter alia:-

(a)	procures or attempts to procure registration or an authority to practice under the VAEAPM Act by knowingly making or producing or causing to be made or produced any false or fraudulent declaration, certificate, application or representation whether in writing or otherwise;

(b)	not being a person acting under the immediate personal direction and supervision of a registered valuer, registered appraiser, registered estate agent or registered property manager carries out or undertakes to carry out any valuation practice, estate agency practice or property management practice; or

(c)	acts in contravention of restrictions on valuation, estate agency and property management practices provided under the VAEAPM Act,

commits an offense and shall be liable on conviction to a fine not exceeding RM300,000 or to imprisonment for a term not exceeding three (3) years or to both and shall be liable to a further penalty of RM1,000.00 for each day during the continuance of such offense.

Further, any person who:

(a)	acts as a valuer, appraiser, estate agent or property manager for any party or acts in any capacity as a valuer, appraiser, estate agent or property manager whether the primary or principal object of his business is valuation, appraisal, estate agency or property management or whether any incidental part of his business is valuation, appraisal, estate agency or property management; or

(b)	willfully or falsely pretends to be, or takes or uses any name, title, addition or description implying that he is duly qualified or authorized to act as, a valuer, appraiser, estate agent or property manager, or that he is by law so qualified or authorized, commits an offence and shall be liable on conviction to a fine not exceeding RM300,000 or to imprisonment for a term not exceeding three (3) years or to both.

Personal Data Protection Act 2010

The Personal Data Protection Act 2010 (“Malaysian PDPA”) regulates the processing of personal data in the course of commercial transactions in Malaysia and is enforced by the Personal Data Protection Commissioner. The Malaysian PDPA sets out seven (7) key data protection principles which must be adhered to by data users (being a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia when processing personal data. The seven (7) key data protection principles are summarized as follows:

(a)	The general principle – The general principle prohibits a data user from processing a data subject’s personal data without her/her consent unless such processing is necessary under the Malaysian PDPA.

(b)	The notice and choice principle – The Malaysian PDPA requires a data user to inform a data subject by written notice as soon as practicable, in both the national and English languages of the matters more specifically stated under the Malaysian PDPA;

(c)	The disclosure principle – Subject to exceptions under the Malaysian PDPA, the disclosure principle prohibits the disclosure of personal data without the data subject’s consent for any purpose other than that for which the data was to be disclosed at the time of collection or a purpose directly related to it and to any party other than a third party notified to the data user.

(d)	The security principle – The Malaysian PDPA imposes obligations on the data user to take steps to protect the personal data during its processing from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction.

(e)	The retention principle – Personal data shall not be retained longer than is necessary for the fulfillment of the purpose for which it was processed. Once the purpose has been fulfilled, it is the duty of a data user to take reasonable steps to ensure that the personal data is destroyed or permanently deleted.

(f)	The data integrity principle – It is the responsibility of a data user to take reasonable steps to ensure that the personal data is accurate, complete, not misleading and kept-up-to-date, having regard to the purpose (and any directly related purpose) for which it was collected and processed.

(g)	The access principle – A data subject is given the right to access his/her personal data and to correct that personal data which is inaccurate, incomplete, misleading or not up-to-date, except where compliance with a request to such access or correction is refused under the Malaysian PDPA.

Non-compliance by a data user of any of the above principles constitutes an offense under the Malaysian PDPA and the data user is liable to a fine not exceeding RM300,000 or imprisonment for a term not exceeding 2 years or both. Non-compliance of other provisions of the Malaysian PDPA may also lead to other financial penalties, imprisonment terms or both. The Malaysian Personal Data Protection Commissioner also has broad powers to order the data user to comply with the provisions of the Malaysian PDPA.

Employment Act 1955

The Employment Act 1955 and the Employment (Amendment) Act 2022 (together, the “EA”) governs matters of employment in Peninsular Malaysia and Labuan and regulates all labor relations including contracts of service, payment of wages, employment of women, rest days, hours of work, flexible working arrangements, discrimination in employment, termination, lay-off and retirement benefits and keeping of registers of employees. Following the Employment (Amendment of First Schedule) Order 2022 which will come into force on January 1, 2023, the scope of employees covered under the EA (“EA Employees”) has been expanded from covering, inter alia, employees whose wages do not exceed RM2,000 a month to covering any person who has entered into a contract of service and any person, irrespective of his wage, who is engaged in manual labor or in the operation and maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, or who supervises or oversees other employees engaged in manual labor employed by the same employer in and throughout the performance of their work, or who is engaged in any capacity in a vessel registered in Malaysia, or who is engaged as a domestic employee. Notwithstanding the expansion of the scope of EA Employees, certain provisions in the EA such as those which govern payment for work on rest days and holidays, overtime pay, and termination, lay-off and retirement benefits shall apply only to persons whose wages do not exceed RM4,000 per month.

Section 99A of the EA provides that any person who commits any offense under, or contravenes any provision of, the EA, or any regulations, order, or other subsidiary legislation whatsoever made thereunder, in respect of which no penalty is provided, shall be liable, on conviction, to a fine not exceeding RM50,000.

Regulation on Dividend Distributions

The principal regulation governing distribution of dividends by a company incorporated in Malaysia (“Malaysian Company”) is the Malaysian Companies Act 2016 (“CA 2016”). Under the CA 2016, a Malaysian Company may only make a distribution to the shareholders out of profits of the company available if the company is solvent immediately after the distribution is made.

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ohmyhome (BVI)	British Virgin Islands

Ohmyhome (S) (Singapore)	Singapore

Ohmyhome (M) (Malaysia)	Malaysia

Ohmyhome (RL) (Malaysia)	Malaysia

Ohmyhome (I) (Singapore)	Singapore

Ohmyhome (R) (Singapore)	Singapore

Cora.Pro (Singapore)	Singapore

Ganze (Singapore)	Singapore

The following diagram illustrates the corporate structure of Ohmyhome Limited and its subsidiaries as of the date of this annual report:

Note 1: The remaining 51% interest is held by Ms. Wong Wan Chin, sister of Ms. Rhonda Wong and Ms. Race Wong.

Note 2: The remaining 51% interest is held by Ohmyhome Principal Sdn. Bhd., a company owned equally by Khor Siew Keng and Mun Shei Ngee, both Independent Third Parties.

*Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 11 Lorong 3 Toa Payoh, Block B, #04-16 to 21, Jackson Square, Singapore 319579 in Singapore, where Ohmyhome (S), our subsidiary, leased approximately 1,051 square meters of office space.

We do not own any real property. A description of our leased real properties is set out below:

Location	Group Entity	Usage	Lease Period	Approximate area (square meters)
11 Lorong 3 Toa Payoh, Block B, #04-16 to 21, Jackson Square, Singapore 319579	Ohmyhome (S)	Office	May 1, 2022 to April 30, 2025	1,051
No. 8-1, Jalan Jalil 1 Bumi Bukit Jalil Lebuhraya Puchong – Sg Besi, 57000 WP Kuala Lumpur	Ohmyhome (RL)	Office	July 1, 2022 to June 30, 2024	156

Our leased properties consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet Ohmyhome’s future needs.

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of December 31, 2022, the Group has registered the following trademarks:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	Ohmyhome (S)	40201620495U	35(1) and 36(2)	December 1, 2016	December 1, 2026
	Philippines	Ohmyhome (S)	4/2022/00516417	35(1) and 36(2)	October 13, 2022	October 13, 2032

Notes:

(1)	Class 35: Advertising and promotional services; advertising agency services; advertising of real estate; real estate sales management services; compiling real estate brokerage listings; advertising of commercial or residential real estate; organization of housing and real estate displays and exhibitions for promotion or advertising purposes; real estate auctioneering; creating advertising material; dissemination of advertisements and of advertising material flyers, brochures, leaflets and samples; organization of trade fairs for commercial or advertising purposes; online advertising and promotion on a computer network; providing an on-line commercial information directory on the internet.

(2)	Class 36: Real estate affairs; real estate agency services; provision of real estate information; providing real estate listings and real estate information via the Internet; advisory services relating to real estate ownership and valuations; agency services for the rental of real estate property; appraisal and evaluation of real estate; arranging of leases and rental agreements for real estate; commercial real estate agency services; residential real estate agency services; real estate licensing; real estate management; real estate lease renewal services; real estate investment services; providing information, including online, about real estate affairs.

As of the date of this annual report, the following trademarks have been applied for by our Group:

Trademark	Place of Application	Applicant	Application Number	Class	Application Date	Status
	Malaysia	Ohmyhome (S)	TM2022016715	35(1), 36(2)	July 5, 2022	Pending

Notes:

(1)	Class 35: Advertising and promotional services; advertising agency services; advertising of real estate; real estate sales management services; compiling real estate brokerage listings; advertising of commercial or residential real estate; organization of housing and real estate displays and exhibitions for promotion or advertising purposes; real estate auctioneering; creating advertising material; dissemination of advertisements and of advertising material flyers, brochures, leaflets and samples; organization of trade fairs for commercial or advertising purposes; online advertising and promotion on a computer network; providing an on-line commercial information directory on the internet.

(2)	Class 36: Real estate affairs; real estate agency services; provision of real estate information; providing real estate listings and real estate information via the Internet; advisory services relating to real estate ownership and valuations; agency services for the rental of real estate property; appraisal and evaluation of real estate; arranging of leases and rental agreements for real estate; commercial real estate agency services; residential real estate agency services; real estate licensing; real estate management; real estate lease renewal services; real estate investment services; providing information, including online, about real estate affairs; Advisory services relating to mortgages; Arranging of mortgages and loans; Mortgage brokerage; Mortgage insurance; Mortgage planning; Mortgage refinancing; Mortgage services; Provision of information relating to mortgages; Financial services; Administration of financial affairs; Financial advice and consultancy services; Financial evaluation and analysis; Financial appraisals; Arranging financial transactions; Providing financial information.

In order to protect our intellectual property rights, we have adopted various measures. For instance, in respect of our employees, their employment agreements generally contain clauses which provide that all the confidential information, such as trade secrets, know-how, business plans, the Company’s software and documentation, amongst others, are not to be disclosed. Apart from the employment agreement, our employees are also required to separately sign a confidentiality agreement that contain clauses which provide for the protection of all confidential information, non-competition during the period of employment and non-solicitation for a period of one year after termination of employment, and that all inventions made, conceived, reduced to practice, or learned by the employee are the sole property of the Company and all rights, title and interest to such inventions are assigned by the employee to the Company.

In relation to independent contractors which deal with the Company’s intellectual property, our contracts also contain clauses which provide that all intellectual property rights in materials, code or documents created by the contractor will belong to the Company, and that all information and documents provided by the Company to the contractors will be the sole ownership of the Company. Such confidential information and intellectual property include but is not limited to the copyright, trademark, patent, trade secret and work for hire contributions by the contractor for the Company and our affiliates.

As of the date of this annual report, we were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results.

Overview

Ohmyhome is a data and technology-driven property technology company based in Singapore. Through our subsidiaries, we operate a one-stop-shop property brokerage and services platform which provides end-to-end property solutions and services for our customers, which comprises brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral service.

Customer Journey for Selling and Buying Homes

In a commission-driven industry, we put the customers first by transforming the real estate transaction process through a combination of proprietary technology with our in-house Super Agents to bring speed, ease, and reliability to our services. We also provide a comprehensive suite of property solutions and services to aid our customers in every step of their property transaction journey.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, develop financial forecasts, and make strategic decisions.

	For the years ended December 31,			Y-o-Y Growth
Business Metrics	2020	2021	2022	2020-21	2021-22
Real Estate Transactions (Number of transactions)	2,508	2,980	3,395	18.8%	13.9%
Online DIY	1,286	1,633	2,080	27.0%	27.4%
Agent Brokerage	925	937	746	1.3%	-20.4%
Emerging and Other Services	297	410	569	38.0%	38.8%

Gross Transaction Values (USD Millions)	432.9	613.2	615.1	41.6%	0.3%
Online DIY	99.9	257.9	351.2	158.2%	36.2%
Agent Brokerage	264.5	318.5	244.4	20.4%	-23.3%
Emerging and Other Services	68.5	36.8	19.5	-46.3%	-47.0%

Revenue (SGD)	3,338,674	4,381,683	7,025,592	31.2%	60.3%
Online DIY	-	-	-
Agent Brokerage	2,901,479	3,731,586	3,072,060	28.6%	-17.7%
Emerging and Other Services	437,195	650,097	3,953,532	48.7%	508.1%

Brokerage Revenue per Agent Real Estate Transaction (SGD)	3,136.7	3,982.5	4,118.0	27.0%	3.4%
Average Property Transaction per Super Agent per Year	48	69	75	43.8%	8.1%

Key Business Metrics

Real Estate Transactions

Increasing the number of real estate transactions in which we represent homebuyers and home sellers is critical to increasing our revenue and, in turn, to achieving profitability. Real estate transactions are influenced by pricing for our services as well as market conditions that affect home sales, such as local inventory levels and mortgage interest rates. Real estate transactions are also affected by seasonality and macroeconomic factors.

As we allow users to post listings and enquire listings for free on our DIY platform, we also track transactions that transpire on our platform without engaging our Super Agents, and the user data associated with them, providing us with potential upselling and cross-selling opportunities with our à la carte services such as documentation, mortgage, legal conveyancing, moving, renovation and more to cater to the needs of our DIY users who do not wish to engage an agent.

As a one-stop-shop platform, we provide a myriad of other services to our clients to assist them throughout their transaction journey, including legal conveyancing, mortgage, insurance, renovation, moving, and more. We track transactions that take place on our platform who engage us for the various types of services during their buying or selling journey.

The property transaction market in Singapore has seen a decline in 2022 after a myriad of property cooling measures put in place by the Singapore government in December 2021. This is also against the backdrop of rising interest rates leading to higher cost of homeownership, and thus slowdown in demand for housing particularly in the private property market.

HDB resale transactions in 2022 dropped by 10.0% compared to 2021, according to HDB resale statistics1. Private properties in Singapore has also seen a larger decline of 34.7% in new sales and resales in 2022 compared to 2021, according to Annex D of Press Release of 2nd Quarter 2022 Real Estate Statistics by the Urban Redevelopment Authority of Singapore2. Overall, the total number of transactions has declined by 22.9% from 2021 to 2022.

Despite the backdrop of a market downturn, our business performance remained resilient as a result of our offering of other services.

Comparing our business from 2021 to 2022, while our total number of transactions increased by 13.9% from 2,980 to 3,395, our agent brokerage transactions has seen a decline of 20.4% from 937 to 746 due to the impact from the overall market condition of a 22.2% decline in transactions.

However, this is mitigated by an increased number of Emerging and Other Services transactions by 38.7% mainly attributable to an increase in our insurance referral services and legal services. Revenue from our renovation services have grown significantly by 508.1% and also contributed to a higher percentage of total revenue.

Our Online DIY transactions have also seen a growth of 27.4% from 1,633 to 2,080, showing an increasing interest from our DIY users to transact on our platform, providing us with a good foundation for our plans of tapping into this pool of customers by providing value-added services at a fee.

The number of real estate transactions grew 18.8% from 2,508 to 2,980 for the years ended December 31, 2020 and 2021. Our Super Agents completed 1,222 and 1,347 real estate transactions and emerging and other services for the years ended December 31, 2021 and 2022, respectively. Our online DIY transactions saw a noticeable growth of 27.0% from 1,286 to 1,633 from 2020 to 2021, primarily due to growing DIY activities against the backdrop of rising housing prices.

Gross Transaction Value

Gross Transaction Value (“GTV”) refers to the value of properties and partner services transacted through our one-stop-shop platform. The total GTV comprises two (2) components:

(a)	Agent-based GTV (or “Agent GTV”), which is the sum of:

(i)	values of properties transacted by engaging our agent services;
(ii)	mortgage value of mortgage referred through our platform;
(iii)	contract values of legal conveyancing;
(iv)	contract values of renovation; and
(v)	general property services; and

(b)	Online DIY GTV (or “Online GTV”), which is the sum of the values of properties transacted via our platform without the involvement of our Super Agents.

1 https://www.hdb.gov.sg/residential/selling-a-flat/overview/resale-statistics

2https://www.ura.gov.sg/Corporate/Media-Room/Media-Releases/pr23-02#:~:text=The%20Urban%20Redevelopment%20Authority%20(URA,statistics%20for%204th%20Quarter%202022.&text=Prices%20of%20private%20residential%20properties,increase%20in%20the%20previous%20quarter.

Real Estate Revenue per Real Estate Transaction

Real estate revenue per real estate transaction, together with the number of real estate transactions, is a factor in evaluating business growth and determining pricing. Changes in revenue per real estate transaction can be affected by our pricing, the mix of transactions for homebuyers and home sellers, the mix of transactions for different property types, the mix of service offerings we provide to our customers, changes in the value of homes in the markets we serve, and the geographic mix of our transactions.

In 2021 and 2022, brokerage transactions for home sellers constitute majority of the brokerage transactions on Ohmyhome’s platform. We expect brokerage transactions for home sellers to comprise a greater portion of our brokerage transactions over time as we continue to focus on listings as a strategic asset that provides benefits beyond the revenue, we generate from home sellers. For example, we believe that increased listings draw more homebuyers to our website and mobile application.

In 2021, our brokerage transaction for private property in our first year of launch into the market consisted of around 10% of the total number of transactions, and it accounts for around 13% of total number of transactions in 2022.

Average Transaction per Super Agents

The average number of Super Agents, in combination with our other key metrics such as the number of brokerage transactions, is a measure of agent productivity and is an indicator of the potential future growth of our business. We systematically evaluate traffic to our website and mobile application and customer activity to anticipate changes in customer demand to determine when and where to hire Super Agents.

	For the years ended December 31,
Ohmyhome Business Metrics	2020	2021	2022
Brokerage Revenue per Agent per year (SGD)	150,562	274,793	307,206
Average Property Transaction per Super Agent per Year	48	69	75

Top Agencies in Singapore
Brokerage Revenue per Agent per year (SGD)	50,000-60,000	85,000-90,000	80,000-90,000
Average Property Transaction per Agent per Year	8-9	11	10-11

*Data extracted from the annual reports and public records publish by respective agencies

As a measure of our efficiency in transactions enabled by our technology, our average property transactions per Super-Agent grew from 48 per agent to 69 per agent for the years ended December 31, 2020 and 2021, respectively, and further increased to 75 per agent for the years ended December 31, 2022. This efficiency will improve even further, cementing us as one of the fastest and leanest property agencies in Singapore as a result of our continued investment into technology to empower our agents and our customers in the property transaction processes. This is because our Super Agents are employees who receive a fixed salary, variable transaction bonuses based on customer satisfaction and transaction speed, benefits, and expense reimbursement.

Most agencies in Singapore pay a high proportion of the commission (generally up to 90%) to the individual agents as individual agents conduct most of the work including deal sourcing, relationship management, and closing of transactions, whereas the agencies retain a small balance (approximately 10% or less) of the commission revenue. However, we employ our Super Agent as professional full-time employees who focus on servicing the client, while our data-driven technology platform generates leads from online traffic, manages relationships with clients, provide quality leads to our in-house Super Agents, conduct buyer-seller matching via data algorithms, and provide upselling and cross-selling opportunities for other services such as mortgage, legal, moving, renovation and more.

Supported by our data-driven platform, our Super Agents are thus able to dedicate more time to servicing clients while improving their earnings as they transact more deals generated from the platform, and increasing their stickiness with our platform.

Based on our operational experience and continuous investment into technology, we believe that there is still room for improvement for agent efficiency and transaction speed such as increasing quality of matching leads via data and automatic scheduling of viewings, providing further room for growth and gross margin improvement.

Factors Affecting Performance

Seasonality

Residential real estate is a highly seasonal business. While individual markets may vary, transaction volume typically increases progressively from July through the second half of year and then declines gradually over the first three to four months of the calendar year. We experience the most significant financial effect from this seasonality in the first and second quarters of each year, when our revenue is typically lower relative to the third and fourth quarters. However, because we employ our Super Agents and a portion of their compensation is fixed, we do not experience a proportional decrease in our expenses during such lower seasonal periods, which negatively affects our results of operations.

Cyclicality

The residential real estate industry is cyclical and, when economic conditions are favorable, the real estate industry tends to perform well. When the economy is weak, if interest rates dramatically increase, if mortgage lending standards tighten, or if there are economic or political disturbances, the residential real estate industry tends to perform poorly. Talent availability would also be subject to the economic cycles of specific industries, which might affect the cost of acquiring and retaining talents for our business. Our revenue growth rate tends to increase as the real estate industry performs well, and to decrease as it performs poorly.

Pricing

Delivering a better-quality customer experience at a lower cost than our competitors is a fundamental tenet of our strategy. We believe that in the long run our technology-powered residential brokerage model will further drive efficiencies that continue to reduce costs. From time to time, we adjust pricing after considering market conditions, the balance of profitability against customer savings, and other factors. Based on prior pricing changes, we believe that home sellers are more sensitive to pricing than homebuyers.

Investments in Technology and Marketing

We have invested, and intend to continue to invest, in developing technology, tools, features, and products that provide targeted and useful real estate information to customers, manage their real estate transactions, originate mortgages, and make our Super Agents and internal teams more efficient. In addition, we will continue to invest in marketing to increase our market share in the markets we serve.

Key Components of Our Results of Operations

Revenue

We derive our revenue when customers engage our services for their property and related transactions and services. Our key revenue components are:

●	Brokerage Services

We earn brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. Traditional brokerage commissions typically range from 2.0% to 3.0% of a home’s sale price, depending on the market. Our commissions are up to 2.0% for HDB flats and up to 2.0% for private properties when representing sellers, and equally shared from co-broke arrangements with the seller’s agents when representing buyers.

●	Emerging and Other Services

○	We offer services beyond helping customers buy and sell homes. We also provide mortgage referral services to property buyers from an array of mortgage products from various financial institutions and banks respectively and earn referral fees from these parties. The typical referral fee is 0.2% of the mortgage value. The Company also receives advertising income by providing advertising services for property-related service providers such as legal conveyancing and home insurance.

○	We provide end-to-end solutions for renovation from interior design to alterations and additions, as well as regular and ad-hoc home services such as air conditioner servicing, cleaning, painting, handyman services, moving and relocation based on the needs of customers. The revenue will depend on the scope of services provided.

Cost of Revenue and Gross Margin

Cost of revenue consists primarily of staff costs (including base salary and other benefits), transaction bonuses, home touring and field expenses, property listing expenses, business expenses, facilities expenses, and, for emerging and other services, the costs of sub-contractors and the purchase price of materials for our customers. We expect cost of revenue to continue to rise, but more slowly than revenue, as we hire more Super Agents and support staff in response to anticipated customer demand.

Gross profit is revenue less the cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margins were 41%, 54% and 33% for the years ended December 31, 2020, 2021 and 2022, respectively. Our gross margin has been and will continue to be affected by a number of factors, including real estate revenue per real estate transaction and the productivity of our Super Agents and support staff, cost of services rendered by our subcontractors, and cost of materials for emerging and other services. We expect gross margin to continue to rise over time to the extent we gain efficiencies through technology and operations.

Operating Expenses

Technology and Development

Technology and development expenses relate primarily to developing new software used by our customers and internal teams, making enhancements to our existing software, and maintaining and improving our website and mobile application. These expenses consist primarily of personnel costs, data licenses, software, and equipment, and infrastructure such as for hosted services.

Our technology and development expenses as a percentage of revenue were 46.1%, 33% and 25% for the years ended December 31, 2020, 2021 and 2022, respectively. We expect technology and development expenses to continue to increase in absolute dollars as we hire more software developers. We anticipate technology and development expenses as a percentage of revenue to decrease over time.

Selling and Marketing

Selling and marketing expenses consist primarily of media costs for online and traditional advertising, as well as staff costs. We expect marketing expenses to increase in absolute dollars as we expand advertising campaigns to gain market share in Singapore as well as to enter overseas markets. Our marketing expenses as a percentage of revenue were 35%, 39% and 27% for the years ended December 31, 2020, 2021 and 2022, respectively. We anticipate marketing expenses as a percentage of revenue to decrease over time.

General and Administrative

General and administrative expenses consist primarily of staff costs, facilities, and related expenses for our executive, finance, human resources, facilities and legal organizations, and fees for professional services.

Professional services principally comprised of external legal, audit, and tax services. We expect general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and to meet the increased compliance requirements associated with our transition to, and operation as, a public company. We anticipate general and administrative expenses as a percentage of revenue to decrease over time.

COVID-19 Affecting Our Results of Operations

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

As of the date of this prospectus, the daily life of Singapore residents is largely back to pre-COVID-19 levels. We consider that the impact of the COVID-19 pandemic has been and will be further alleviated by the measures announced by the Singapore Government. As the situation continues to evolve, we will continue to closely monitor further effects that could be caused by the COVID-19 pandemic on the Group’s operations and financial position.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2020, 2021 and 2022

The following table summarizes the results of our operations in SGD during the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

	For the years ended December 31,
	2020	% Rev	2021	% Rev	2022	% Rev
	SGD	%	SGD	%	SGD	%
Revenue	3,338,674	100%	4,381,683	100%	7,025,592	100%
Brokerage Services	2,901,479	87%	3,731,586	85%	3,072,060	44%
Emerging and Other Services	437,195	13%	650,097	15%	3,953,532	56%

Cost of Revenue	(1,967,121)	(59)%	(1,995,622)	(46)%	(4,708,678)	(67)%
Brokerage Services	(1,718,012)	(51)%	(1,605,602)	(37)%	(1,383,488)	(20)%
Emerging and Other Services	(249,109)	(7)%	(390,020)	(9)%	(3,325,190)	(47)%

Gross Profit	1,371,553	41%	2,386,061	54%	2,316,914	33%
Brokerage Services	1,183,467	35%	2,125,984	49%	1,688,572	24%
Emerging and Other Services	188,086	6%	260,077	6%	628,342	9%

Technology and development expenses	(1,539,651)	(46)%	(1,449,065)	(33)%	(1,767,730)	(25)%
Selling and marketing expenses	(1,183,380)	(35)%	(1,717,470)	(39)%	(1,926,003)	(27)%
General and administrative expenses	(1,291,238)	(39)%	(1,563,599)	(36)%	(1,854,521)	(26)%
Total operating expenses	(4,014,269)		(4,730,134)		(5,548,254)

Other Income	544,957		450,798		157,299

Net Income	(2,097,759)	(63)%	(1,893,275)	(43)%	(3,074,041)	(44)%

Revenue

For the years ended December 31, 2021 and 2022

In 2022, total revenue increased by S$2.6 million, or 60.3% to S$7.0 million compared to S$4.4 million in 2021.

While brokerage services revenue decreased by S$0.6 million to S$3.1 million compared to S$3.7 million in 2021 due to significant reduction in transaction volume in the market, Emerging and Other Services grew by 508% due to significant increase in revenue coming from renovation. This is due to customers continuing on from our transaction services and also some opting for upgrading their home instead of selling and purchasing their next one.

For the years ended December 31, 2020 and 2021

In 2021, total revenue increased by S$1.1 million, or 31.2% to S$4.4 million compared to S$3.3 million in 2020. Brokerage services revenue increased by S$0.8 million, or 28.6% to S$3.7 million compared to S$2.9 million in 2020 due to more private properties being transacted with a higher commission rate, as compared to transactions of HDB flats with commissions of 1.0%. The GTV of our brokerage services for 2021 was S$430.6 million, an increase of S$73.1 million, or 20.4% compared to S$357.6 million in 2020. Emerging and other services revenue increased by S$0.21 million, or 48.7% to S$0.65 million compared to S$0.44 million in 2020 due to more customers opting for our renovation and other services after using our brokerage services.

Cost of Revenue and Gross Margin

For the years ended December 31, 2021 and 2022

	For the Years Ended December 31,		Variance
	2021	2022	Amount	%
	SGD	SGD	SGD	%
Revenue	4,381,683	7,025,592	2,643,909	60.3%
Brokerage Services	3,731,586	3,072,060	(659,526)	(17.7)%
Emerging and Other Services	650,097	3,953,532	3,303,435	508.1%

Cost of Revenue	(1,995,622)	(4,708,678)	(2,713,056)	136.0%
Brokerage Services	(1,605,602)	(1,383,488)	222,114	(13.8)%
Emerging and Other Services	(390,020)	(3,325,190)	(2,935,170)	752.6%

Gross Profit	2,386,061	2,316,914	(69,147)	(2.9)%
Brokerage Services	2,125,984	1,688,572	(437,412)	(20.6)%
Emerging and Other Services	260,077	628,342	368,265	141.6%

Gross Profit Margin	54.5%	33.0%
Brokerage Services	57.0%	55.0%
Emerging and Other Services	40.0%	15.9%

In 2022, the cost of revenue of Agent Brokerage services reduced by 13.8% compared by 2021, mainly due to a reduction in agent brokerage revenue by 17.7% as a result of unfavorable market conditions. The gross margin of agent brokerage services in 2022 remained high at 55.0% compared to the 57.0% in 2021.

The cost of revenue of Emerging and Other Services increased by 752.6% mainly due to the significant increase in the revenue of Emerging and Other Services by 508.1%. This is primarily attributable to a significant contract of renovation, alteration and addition services with Mr. Loh. The gross margin of Emerging and Other Services reduced from 40.0% in 2021 to 15.9% in 2022, primarily due to lower margins of larger projects, as well as the increase in labor and material costs towards the second half of 2022 due to rapid rise in interest rates and inflation. Due to the nature of renovation contracts spanning across many months to constructs, we may not be able to pass on the rapidly increased costs to the customers directly or indirectly.

In 2022, total cost of revenue increased by 136% compared to cost of revenue incurred in 2021, and the gross margin in 2022 is 33.0% compared to the 54.5% in 2021 mainly due to the higher contribution to revenue by Emerging and Other Services which had a lower gross margin of 15.9%.

For the years ended December 31, 2020 and 2021

	For the year ended December 31,		Variance
	2020	2021	Amount	%
Cost of revenue
- Brokerage services	1,718,012	1,605,602	(112,410)	(6.5)%
- Emerging and other services	249,109	390,020	140,911	56.6%
	1,967,121	1,995,622	28,501	1.4%

In 2021, total cost of revenue increased marginally compared to cost of revenue incurred in 2020. The disproportionate increment in cost of revenue of S$0.03 million compared to the increase in revenue of S$1.1 million was mainly due to the more efficient use of agents and reduction in cost of sales as a percentage of brokerage services revenue. This is also offset by an increase in emerging and other services revenue as a percentage of the total revenue as the cost of revenue of emerging and other services revenue are higher in percentage compared to that of brokerage services. Overall, the cost of revenue grew slower than the revenue in 2021 compared to 2020, leading to an improvement of the gross margin from 41.1% to 54.5% from 2020 to 2021.

Operating Expenses

For the years ended December 31, 2021 and 2022

	For the year ended December 31,		Variance
	2021	2022	Amount	%
Technology and development expenses
- Tech staff cost and benefits	1,093,422	1,368,736	275,314	25.2%
- Developing tools purchase and maintenance	355,643	398,994	43,351	12.2%

	1,449,065	1,767,730	318,665	22.0%

In 2022, technology and development expenses increased by S$0.3 million, or 22.0% to S$1.7 million compared to S$1.4 million in 2021. The increase was primarily due to our increased manpower costs of technology talents and also expansion of the technology team due to our continued investment into technology.

	For the year ended December 31,		Variance
	2021	2022	Amount	%
Selling and marketing expenses
- Marketing staff cost and benefits	871,677	888,231	16,554	1.9%
- Marketing expenses	845,793	1,037,772	191,979	22.7%
	1,717,470	1,926,003	208,533	12.1%

In 2022, marketing expenses increased by S$0.2 million, or 12.1% to S$1.9 million compared to S$1.7 million in 2021. The increase was primarily attributable to a S$0.2 million increase in marketing expenses as a result of increased digital marketing costs.

	For the year ended December 31,		Variance
	2021	2022	Amount	%
General and administrative expenses
- General & admin staff cost and benefits	960,011	948,460	(11,551)	(1.2)%
- Depreciation	239,186	323,413	84,227	35.2%
- Professional fees	81,196	323,028	241,832	297.8%
- Travel and transport	99,690	100,113	423	0.4%
- Office supplies	101,106	72,781	(28,325)	(28.0)%
- Utilities	34,351	46,280	11,929	34.7%
- Provision of doubtful debts	23,210	16,683	(6,527)	(28.1)%
- Others	24,849	23,763	(1,086)	(4.4)%
	1,563,599	1,854,521	290,922	18.6%

In 2022, general and administrative expenses increased by S$0.3 million, or 18.6% to S$1.9 million compared to S$1.6 million in 2021. The increase was primarily attributable to $277,936 professional fees related to our IPO.

For the year ended December 31, 2020 and 2021

	For the year ended December 31,		Variance
	2020	2021	Amount	%
Technology and development expenses
- Tech staff cost and benefits	1,324,090	1,093,422	(230,668)	(17.4)%
- Developing tools purchase and maintenance	215,561	355,643	140,082	65.0%

	1,539,651	1,449,065	(90,586)	(5.9)%

In 2021, technology and development expenses decreased by S$0.1 million, or 5.9% to S$1.4 million compared to S$1.5 million in 2020. The decrease was primarily attributable to the cessation of operations of our Philippines representative office in January 2021, as a result of the COVID-19 pandemic.

	For the year ended December 31,		Variance
	2020	2021	Amount	%
Selling and marketing expenses
- Marketing staff cost and benefits	413,476	871,677	458,201	110.8%
- Marketing expenses	769,904	845,793	75,889	9.9%
	1,183,380	1,717,470	534,090	45.1%

In 2021, marketing expenses increased by S$0.5 million, or 45.1% to S$1.7 million compared to S$1.2 million in 2020. The increase was primarily attributable to a S$0.5 million increase in personnel costs as a result of doubling the size of our marketing team to build up our research and content creation capabilities.

	For the year ended December 31,		Variance
	2020	2021	Amount	%
General and administrative expenses
- General & admin staff cost and benefits	605,432	960,011	354,579	58.6%
- Depreciation	329,618	239,186	(90,432)	(27.4)%
- Professional fees	122,604	81,196	(41,408)	(33.8)%
- Travel and transport	101,150	99,690	(1,460)	(1.4)%
- Office supplies	76,824	101,106	24,282	31.6%
- Utilities	28,326	34,351	6,025	21.3%
- Provision of doubtful debts	3,721	23,210	19,489	523.8%
- Others	23,563	24,849	1,286	5.5%
	1,291,238	1,563,599	272,361	21.1%

In 2021, general and administrative expenses increased by S$0.3 million, or 21.1% to S$1.6 million compared to S$1.3 million in 2020. The increase was primarily attributable to rising manpower cost and expansion of the management and renovation teams.

5.B. Liquidity and Capital Resources.

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2022, the Company has negative cash flow from operating activities of S$3,106,317 (US$2,317,455). The Company’s working capital was negative S$2,828,054 (US$2,109,858) as of December 31, 2022. And the Company had S$301,433 (US$224,883) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2022. On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future initial public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Company’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

Our main working capital commitments are staff salaries and marketing expenses. In order to reduce our operating expenses, the Company has hired overseas technology staff and has been exploring more overseas hires and outsourcing, with a view to lowering costs. We have also requested a higher prepayment amount from Emerging and Other Services’ clients, and to pay our vendors on a back-to-back basis after receipt of payment from these clients.

Cash Flows

For the year ended December 31, 2021 and 2022

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,		Variance
	2021	2022	Amount	%
Net cash (used in) operating activities	(1,812,064)	(3,106,317)	(1,294,253)	71.4%
Net cash (used in) provided by investing activities	(913,036)	855,401	1,768,437	N.M. (1)
Net cash provided by financing activities	3,773,559	1,305,262	(2,468,297)	(65.4)%

Note: (1) N.M. means not meaningful.

Cash Flows from Operating Activities

Net cash used in operating activities in 2022 consisted of S$3.1 million of net losses, a S$0.3 million positive impact from non-cash items, and a S$0.4 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2021 consisted of S$1.9 million of net losses and a S$0.3 million positive impact from non-cash items and a S$0.4 million net cash inflow in change of assets and liabilities due to the timing of when amounts came due.

Cash Flows from Investing Activities

Net cash used in investing activities in 2022 consisted of S$0.01 million, a decrease from S$0.04 million in 2021, primarily arising from the purchase of property and equipment as a result of team expansion and replacement of equipment. An amount of S$0.9 million mainly due from our shareholder, Vienna Management Ltd was fully repaid and settled in February 2022. Therefore, the net cash received from investing activities in 2022 amounted to S$0.9 million.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2022 consisted of S$2.3 million in proceeds from the interest-free loan from shareholder and repayment of loans and a deferred IPO costs of S$0.7 million.

Net cash provided by financing activities in 2021 consisted of S$4.7 million in proceeds from the capital contribution of shareholders and repayment of loans S$0.9 million.

Contractual Obligations

For the year ended December 31, 2021 and 2022

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below are tables that shows the bank loans’ obligation and contractual lease obligations as of December 31, 2021 and 2022:

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021 SGD	December 31, 2022 SGD	December 31, 2022 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	56,663	23,005	17,163
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	715,566	518,715	386,985
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	317,934	239,982	179,038
Total				1,090,163	781,702	583,186
Bank loans, current portion				299,543	305,965	228,264
Bank loans, non-current portion				790,620	475,737	354,922

Interest expense for the years ended December 31, 2020, 2021 and 2022 amounted to S$16,627, S$36,696 and 32,127 (US$23,968) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD
2023	305,965	228,264
2024	291,360	217,368
2025	184,377	137,554
Total	781,702	583,186

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging for one year and ten years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

For the years ended December 31, 2020, 2021 and 2022, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2022 as follow:

Twelve months ending December 31,	Minimum lease payment
2023	330,335
2024	337,123
2025	113,119
2026-2027	-
Total future lease payment	780,577
Amount representing interest	(16,751)
Present value of operating lease liabilities	763,826
Less: current portion	(319,255)
Long-term portion	444,571

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2022:

Weighted average discount rate	2.84%
Weighted average remaining lease term (years)	2.0 years

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and unaudited interim condensed consolidated financial statements. These financial statements and unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements and unaudited interim condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements and unaudited interim condensed consolidated financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements and unaudited interim condensed consolidated financial statements:

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021, and 2022 the Company made S$23,210, and S$9,102 (US$6,791) allowance for doubtful accounts for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2020, 2021, and 2022, no allowance was deemed necessary.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the Company did not conclude its IPO. As of December 31, 2020, 2021 and 2022, the accumulated deferred IPO cost was Nil, Nil and S$676,321 (US$504,567), respectively.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3 years
Office equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated financial statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

We enter into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service components.

We have utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

We derive its revenues from two sources: (1) revenue from brokerage services, and (2) revenue from emerging and other services.

1)	Brokerage services

We earn brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. We recognize commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Company is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Company accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

2)	Emerging and other services

We generate revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated and unaudited interim condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2020, 2021 and 2022.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2021, and 2022, the contract liabilities of the Company amounted to S$78,340 and S$194,300 (US$144,957) respectively.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2020, 2021, and 2022, the advertising expense amounted to S$769,904, S$845,793 and S$912,501 (US$680,768) respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We expense research and development costs as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the years ended December 31, 2020, 2021, and 2022, the Company’s selling and marketing expenses were S$1,183,380,S$1,717,470, and S$1,926,003 (US$1,436,887)respectively.

Employee compensation

Singapore

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$565,979,S$492,404 and S$248,067 (US$185,069) for the years ended December 31, 2020,2021 and 2022, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole because there is only one segment. In the event that the Company determines that there is more than one segment, the Company will disclose how it has determined there is more than one segment and disclose the relevant metrics for measurement of performance.

Leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2020, 2021 and 2022. The Company had no uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, December 31, 2021 December 31, 2022, there were no dilutive shares.

Convertible notes

The Company evaluates its convertible notes to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of risk

For the years ended December 31, 2020, 2021 and 2022

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

None of the customers consisted of more than 10% of accounts receivable as of December 31, 2021. As of December 31, 2022, two customers, one is a provider of general insurance and another is property consultancy firm, accounted for 10.0% and 25.8% of the accounts receivable respectively.

None of the customers contributed more than 10% of revenue for the years ended December 31, 2020 and 2021.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Company’s total revenue. Details will be disclosed in the “Other Related Party Transactions”.

Concentration of vendors

As of December 31, 2021, one vendor, who is providing construction and development services, accounted for 15.4% of the account payable. As of December 31, 2022, two vendors, both providing construction and development services, accounted for 22.1% and 10.4% of the Company’s account payables respectively.

For the year ended December 31, 2020, one vendor, who is a provider of trustee service for Singapore Real Estate Investment Trusts (“REITs”), accounted for 18.7% of the Company’s total purchases.

For the year ended December 31, 2021, one vendor, who is a reputable global internet company focusing on search engine technology, on-line advertising, and other computing technologies, accounted for 31.2% of the Company’s total purchases.

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Non-refundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated and unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Holding Company Structure

Ohmyhome Limited is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Singapore and Malaysia through our subsidiaries in Singapore and Malaysia.

As a result, Ohmyhome Limited’s ability to pay dividends may depend upon dividends paid by our Singapore and Malaysian subsidiaries. If our existing Singapore and Malaysian subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021 and 2020 were 2.3% and -0.2%, respectively. The rate of inflation in Singapore for 2022 was 4.1% and is expected to continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. If the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Rhonda Wong	37	Chief Executive Officer, Director
Race Wong	40	Chief Operating Officer, Director
Cui Kewei Joshua	38	Chief Financial Officer
Loh Kim Kang David	59	Chairman of the board of Directors, Director
Lee Wei Loon (1)(2)(3)	42	Independent Director, Chair of Audit Committee
Lim Khoon(1)(2)(3)	57	Independent Director, Chair of Nomination Committee
Tan Wei Reng, Galven(1)(2)(3)	43	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

Executive Directors and Officers:

Rhonda Wong is a co-founder of our Group. She is currently the Chief Executive Officer and a Director of our Company where she is primarily responsible for strategic development and day-to-day operations since the founding of our Group.

From July 2007 to February 2008, she worked as a treasury bonds trader at Nico Trading Chicago in Chicago, Illinois, where she was responsible for trading of futures of treasury bonds. From March 2008 to February 2012, Ms. Rhonda Wong was involved in proprietary trading of listed securities and real properties. From March 2012 to May 2013, she joined Savills Singapore, where she obtained a real estate sales license and became a top performer and was promoted to a sales director within the first year at the age of 27, looking after sales and leasing of Singapore properties and launches of development projects in Malaysia. From May 2013 to May 2016, Ms. Rhonda Wong co-founded a real estate consulting firm called Anthill Realtors Pte. Ltd. with Ms. Race Wong, where they worked as consultants for property developers for the marketing, launch and sales of various real estate projects in Australia, Singapore and Vietnam.

She graduated from the University of Michigan with a bachelor’s degree in Business Administration in 2007.

Race Wong is a co-founder of our Group. She is currently the Chief Operating Officer and a Director of our Company where she is primarily responsible for technology product development and marketing since the founding of our Group in 2016.

From 2002 to 2009, she started her career in the music industry as the pop duo group “2R” along with her elder sister and thereafter ventured into the television and entertainment industry as an actress where she had, over the years, won various awards and accolades both as a singer and actress. Ms. Race Wong has been the products spokesperson for a range of products from beauty, healthcare to telecommunication products etc. From September 2011 to December 2012, Ms. Race Wong worked as a marketing manager and licensed equities trader at May Bank Kim Eng Securities, Hong Kong, where she was responsible for the launch of the offline to online equities trading platform. From May 2013 to May 2016, Ms. Race Wong co-founded a real estate consulting firm called Anthill Realtors Pte. Ltd. with Ms. Rhonda Wong, where they worked as consultants for property developers for the marketing, launch and sales of various real estate projects in Australia, Malaysia, Cambodia, Singapore, Vietnam, and the United Kingdom.

She graduated from Newcastle University in Australia and obtained her master’s degree in Business in 2013.

Cui Kewei Joshua joined our Group in June 2022 as Chief Financial Officer. He is primarily responsible for the overall accounting and financial management, project management, strategic planning and internal control of our Group.

Mr. Cui has over 15 years of work experience in accounting and finance. From October 2007 to December 2009, Mr. Cui worked in Foo Kon Tan GT as an audit assistant where he was primarily responsible for carrying out statutory audit works. From December 2009 to November 2010, Mr. Cui worked in Ernst & Young LLP, with his last position as an audit senior, where he worked as a team leader in various audit assignments. From March 2011 to February 2012, Mr. Cui worked in Mapletree Logistics Trust Management Ltd. as an accountant where he was primarily responsible for preparing reports related to the compliance of reporting requirements under the rules of the Singapore Stock Exchange. From February 2012 to September 2015, Mr. Cui then worked at Cogent Holdings Limited with his last position as assistant finance manager and he was primarily responsible for the group’s financial reporting, forecast and budget, SGX-ST compliance and preparation of annual reports. From September 2015 to April 2017, Mr. Cui worked as financial controller in Conversant Solutions Pte. Ltd. where he was primarily responsible for managing the company’s accounts, strategic planning and internal control. From May 2017 to July 2021, Mr. Cui worked as chief financial officer of K2 F&B Holdings Limited (Stock Code: 2108.HK) where he was primarily responsible for the overall accounting and financial management, project management, strategic planning and internal control. Since March 2019, Mr. Cui has been a director of JW Capital Consultancy Pte. Ltd. where he is primarily responsible for project financing and cash flow planning.

Mr. Cui graduated from Oxford Brookes University, United Kingdom with a Degree of Bachelor of Science in applied accounting in July 2007. Mr. Cui has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.

Loh Kim Kang David is a Director and the Chairman of our Company. He was appointed as a Director in August 2022. Mr. Loh is primarily responsible for strategic advice and direction of our Group.

Mr. Loh has over 20 years of experience in the investment and brokerage industry. He is currently an executive Director and joint chairman of Centurion Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 6090.HK) and on the Main Board of the Singapore Exchange Securities Trading Limited (Stock Code: SGX:OU8). Mr. Loh also sits on the board of various companies in a diversified range of industries.

From November 1989 to August 1995, Mr. Loh was a dealer (dealing Director) of Ong & Company Pte. Ltd., a company principally involved in the provision of business support services. From August 1995 to June 1996, he was a dealing Director of OUB Securities Pte. Ltd., a company principally involved in stock, share and bond brokers and dealers. In July 1996, Mr. Loh joined UOB Kay Hian Pte. Ltd. (formerly known as Kay Hian Pte Ltd) as an associate Director, with his last position as a business development consultant in March 2010. From July 1999 to October 2001, he served as a managing Director (management) of UOB Kay Hian (Hong Kong) Ltd (formerly known as Kay Hian Overseas Securities Ltd.), a securities brokerage company.

Mr. Loh obtained his bachelor’s degree in Science from the University of Oregon in June 1998.

Independent Directors:

Mr. Lee Wei Loon has over 15 years of experience in the banking and corporate finance industry having worked in various international investment banks. Mr. Lee is currently an executive vice president and Asia chief executive officer of Watchbox Singapore Pte. Ltd., a company principally engaged in the buying, selling and trading of pre-owned luxury watches since August 2019, where he is responsible for group business strategy, risk management and capital market strategies. He was a vice president of Credit Suisse, Asian Equities Sales and Trading, Hedge Fund Sales, from May 2004 to March 2010. He was a Director of Bank of America Merrill Lynch, Asian Equities Sales from May 2010 to June 2012. From June 2012 to January 2015, he was an executive Director of Morgan Stanley Asia, Institutional Equities Division, overseeing the coverage of Singapore based hedge funds across all asset classes. From January 2015 to September 2017, he was a Director commissioner of PT Morgan Stanley Asia International, responsible for the Indonesia business and onshore operations of Morgan Stanley Asia. He was the executive Director of Morgan Stanley Asia Investment Banking Division from September 2017 to August 2019, overseeing all capital markets, fixed income and M&A transactions.

Mr. Lee obtained a bachelor’s degree in Science with a major in Finance and a minor in East Asian Studies from the New York University, Stern School of Business in May 2004. We believe that Mr. Lee is qualified to serve on our board by reasons of professional experiences and qualifications.

Mr. Lim Khoon is currently a partner of Eldan Law LLP since May 2018 with a focus on commercial and construction litigation, as well as in the areas of Real Estate Law and Corporate Law. From March 1992 to June 1995, Mr. Lim was a legal associate with M/s Wong Partnership (then known as M/s Wong Meng Meng & Partners), with a focus on commercial and construction litigations. From July 1995 to May 2018, he was a partner of Lim Hua Yong Partnership with a focus on the same area of litigation work, and additionally, work in the areas of Real Estate Law and Corporate Law. After the merger of Lim Hua Yong LLP and Eldan Law LLP, he became a partner of Eldan Law LLP continuing in the same areas of legal work.

Over the years, Mr. Lim has developed a broad-based legal practice in the areas of commercial dispute resolution, real estate law and corporate law. In the area of commercial dispute resolution, Mr. Lim has advised and acted for clients in various commercial disputes with experience in all levels of litigation in the Singapore Courts and before the arbitration tribunals. In the area of real estate law, Mr. Lim has advised and acted for corporations, individuals, financial institutions and subsidiary proprietors in various property transactions. In the area of corporate law, Mr. Lim specializes in merger and acquisitions and has acted extensively for corporate and individual clients in the sale and acquisition of their shareholdings in corporations.

Mr. Lim obtained a Bachelor of Laws degree from the University College of Wales in 1989. He was called to the Bar in England as Barrister-at-Law (Grays Inn) in 1990 and was admitted as an advocate and solicitor at the Supreme Court of Singapore in March 1992. We believe that Mr. Lim is qualified to serve on our board by reasons of professional experiences and qualifications.

Mr. Tan Wei Reng, Galven is the deputy managing Director of the investment sales and capital markets team in Savills Singapore since December 2019. Mr. Tan co-heads a team of eight professionals who are consistently recognized as the market leaders in Singapore commercial real estate transactions. Prior to working in Savills Singapore, Mr. Tan was with the capital markets team at CBRE Singapore for 15 years, before leaving the company as an executive Director. Since 2004, Mr. Tan has been personally involved in landmark transactions across all sectors in the Singapore real estate market, with particular focus in the commercial real estate sector. In the last 10 years, he has handled transactions valued at more than S$15 billion. Day to day, Mr. Tan primarily works closely with institutional investors, property funds as well as local and foreign developers.

Mr. Tan graduated from the National University of Singapore in May 2004 with a bachelor’s degree in Science (Real Estate) (Hons).

Family Relationships

Ms. Rhonda Wong, our Chief Executive Officer and a Director, is the sister of Ms. Race Wong, our Chief Operating Officer and a Director. Mr. Loh Kim Kang David, the Chairman of the board of Directors and a Director, is the husband of Ms. Race Wong, and the brother-in-law to Ms. Rhonda Wong. Other than as disclosed, there are no family relationships among our Directors or executive officers.

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors, our executive officers and our key employees during the years ended December 31, 2021 and 2022.

Summary Compensation Table

Compensation Paid
Name and Principal Position	Year	Salary (SGD)	Bonus (SGD)	Other Compensation (1) (SGD)	Total (SGD)
Ms. Wong Wan Chew, Chief Executive Officer and Director	2021 2022	124,400 128,400	47,500 0	16,132 16,144	188,032 144,544

Ms. Wong Wan Pei, Chief Operating Officer and Director	2021 2022	124,400 128,400	47,500 0	57,639 16,132	229,539 144,544

Mr. Cui Kewei Joshua, Chief Financial Officer	2021 2022	0 68,636	0 0	0 7,140	0 75,776

Mr. Loh Kim Kang David, Chairman of the board of Directors, Director	2021 2022	0 0	0 0	0 0	0 0

Mr. Lee Wei Loon, Independent Director	2021 2022	0 0	0 0	0 0	0 0

Mr. Lim Khoon, Independent Director	2021 2022	0 0	0 0	0 0	0 0

Mr. Tan Wei Reng, Galven, Independent Director	2021 2022	0 0	0 0	0 0	0 0

(1) Other compensation includes allowances and the employer’s contribution to the Central Provident Fund (“CPF”), Singapore’s mandatory social security savings scheme, and incentives earned from client referral as stipulated in their employment contracts.

As the appointments of our independent directors was effective on March 20, 2023, for the fiscal year ended December 31, 2022 and 2021, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the CPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and Executive Officers. We do not have any equity incentive plan in place as of the date of this annual report.

Employment Agreements

Employment Agreement with Ms. Wong Wan Chew

Effective as of May 1, 2021, Ohmyhome (S) entered into an employment agreement with Ms. Rhonda Wong pursuant to which she was employed as co-founder and Chief Executive Officer of Ohmyhome (S). The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of Ohmyhome (S). Under the terms of the agreement, Ms. Rhonda Wong is entitled to receive an annual cash bonus upon serving every 12 months, together with such additional bonuses as may be agreed from time to time with the Company. Ms. Rhonda Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property.

Employment Agreement with Ms. Wong Wan Pei

Effective as of May 1, 2021, Ohmyhome (S) entered into an employment agreement with Ms. Race Wong pursuant to which she was employed as co-founder and Chief Operating Officer of Ohmyhome (S). The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of Ohmyhome (S). Under the terms of the agreement, Ms. Race Wong is entitled to receive an annual cash bonus upon serving every 12 months, together with such additional bonuses as may be agreed from time to time with the Company. Ms. Race Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property.

Employment Agreement with Mr. Cui Kewei Joshua

Effective as of June 6, 2022, Ohmyhome (S) entered into an employment agreement with Mr. Cui Kewei Joshua pursuant to which he was employed as Chief Financial Officer of Ohmyhome (S). The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of Ohmyhome (S). Mr. Cui Kewei Joshua’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property.

Directors’ Offer Letter

Each of our Directors has entered into a Director’s Offer Letter with our Company. The terms and conditions of such Directors’ Offer Letter are similar in all material aspects. Each Director’s Offer Letter is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Offer Letter will remain in full force and effect. Any Director’s Offer Letter may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Offer Letter, the initial annual salary that is payable to each of our Directors is as follows:

Ms. Wong Wan Chew	S$	390,000
Ms. Wong Wan Pei	S$	390,000
Mr. Loh Kim Kang David	S$	30,000

Mr. Lee Wei Loon	S$	20,000
Mr. Lim Khoon	S$	20,000
Mr. Tan Wei Reng, Galven	S$	20,000

In addition, our Directors will be entitled to participate in such share option schemes as may be adopted by our Company, from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

6.C. Board Practices

Board of Directors

Our board of Directors consists of six Directors, three of them are independent Directors. The Company intends to follow its Cayman Islands practices in lieu of the requirements of the Rule 5605 of the Nasdaq Stock Market LLC Rules. The Company’s practices with regard to these requirements are not prohibited by the Companies Act (as amended) of the Cayman Islands.

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://ir.ohmyhome.com/governance/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Mr. Lee Wei Loon, Mr. Tan Wei Reng, Galven and Mr. Lim Khoon serve on the audit committee, which is chaired by Mr. Lee Wei Loon. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Lee Wei Loon as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Tan Wei Reng, Galven, Mr. Lee Wei Loon and Mr. Lim Khoon serve on the compensation committee, which is chaired by Mr. Tan Wei Reng, Galven. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Lim Khoon, Mr. Lee Wei Loon and Mr. Tan Wei Reng, Galven serve on the nomination committee, which is chaired by Mr. Lim Khoon. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 48 persons as December 31, 2022, 49 persons as of December 31, 2021, and 43 persons as of December 31, 2020, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 19,050,000 Ordinary Shares issued and outstanding as at the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Approximate Percentage
Officers and Directors:
Wong Wan Chew (1)	4,695,203	24.65%
Wong Wan Pei (1)	4,695,203	24.65%
Cui Kewei Joshua	-	-
Loh Kim Kang David (2)	1,785,941	9.38%
Lee Wei Loon	-	-
Lim Khoon	-	-
Tan Wei Reng, Galven	20,000	0.1%
All executive officers and Directors as a group (7 persons)

5% Shareholders:
Anthill (1)	9,390,406	49.29%
Vienna Management Ltd (2)	1,785,941	9.38%
GEC Tech Ltd. (3)	1,227,446	6.44%

(1) Represents Ordinary Shares held by Anthill, a company directly owned as to 50% each by Ms. Rhonda Wong and Ms. Race Wong. The voting rights and dispositive control over the Ordinary Shares held by Anthill are held by Ms. Rhonda Wong and Ms. Race Wong equally.

(2) Vienna Management Ltd is a company wholly-owned by Mr. Loh Kim Kang David, Chairman of our board of Directors and a Director. The voting rights and dispositive control over the Ordinary Shares held by Vienna Management Ltd are held by Mr. Loh Kim Kang David solely.

(3) GEC Tech Ltd. is a company registered in the BVI, with 100% of its shares held by Perpetual (Asia) Limited as Trustee of GEC-KIP Technology and Innovation Fund (“GEC-KIP Fund”). The manager, Golden Equator Capital Pte Ltd and the co-manager, Korea Investment Partners Southeast Asia Pte. Ltd., collectively and equally hold voting rights on investments made by GEC-KIP Fund, which includes the disposal and purchase of the Ordinary Shares held by GEC Tech Ltd.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2022, 2021 and 2020, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2022, 2021 and 2020, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the Chairman of the board of Directors
Termbasu Holding Pte Ltd	Owned by the Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors

For the years ended December 31, 2020,2021 and 2022

Related party balances

Transaction nature	Name	2021		2022		2022
		SGD		SGD		USD
Amount due to	Vienna Management Ltd	-		2,290,044	ii	1,708,478

Amount due from	Vienna Management Ltd	870,728	[i]	-		-

Contract liability	Mr. Loh	-		103,908	iii	77,520

iThe Company had an unsecured, interest-free loan to Vienna Management Ltd amounting to S$870,728 in December 2021. As of December 31, 2021 and 2022, the loan balance due from Vienna Management Ltd amounted to S$870,728 and nil respectively. The amounts were wholly settled in cash in February 2022.

iiOn May 1, 2019 and December 1, 2022 the Company entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Company’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

iiiOn February 25, 2022, the Company entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,618,250 (US$2,699,381). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Company in consideration S$3,085,865 (US$2,302,197). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended of December 31, 2022, the Company recognized revenue S$2,981,957 (US$2,224,676) for the project. The whole project was completed by end of January 2023.

Related party transactions

Transaction nature	Name	2020	2021		2022		2022
		SGD	SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	950	1,050	(1)	2,900	(1)	2,164
Brokerage services provided to	Termbasu Holding Pte Ltd	25,000	254,786	(2)	-		-
Emerging and other services to	Mr. Loh	-	-		2,981,957	(3)	2,224,676
Emerging and other services to	Ms. Rhonda Wong	-	-		1,199	(4)	896

All transactions’ price through an arms’ length arrangement.

(1)	Ms. Rhonda Wong engaged the Company to look for tenant for a property in September 2021 and March 2022. The respective project was completed during year ended December 31, 2021 and 2022, and Ms. Rhonda Wong paid half month of rental as commission to the Company, being S$1,050 and S$2,900 (US$2,164).

(2)	Termbasu Holding Pte Ltd entered seven (7) service agreements with the Company to sale seven (7) private properties in January 2022. The commission was 2% of transaction price and paid upon completion of the transactions during the year ended December 31, 2022.

(3)	Details have been disclosed above.

(4)	Ms. Rhonda Wong engaged the Company to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative   Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be from time to time be subject to legal and regulatory proceedings and administrative investigations”.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “OMH.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objects of Our Company. Under the Amended and Restated Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our Shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. The Amended and Restated Articles of Association provides that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share of the Company shall entitle its holder to one (1) vote. Voting at any meeting of Shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three Shareholders present in person or by proxy or (in the case of a Shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	Shareholder(s) present in person or by proxy or (in the case of a Shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	Shareholder(s) present in person or by proxy or (in the case of a Shareholder being a corporation) by its duly authorized representative and holding Ordinary Shares in us conferring a right to vote at the meeting being Ordinary Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Ordinary Shares conferring that right.

An ordinary resolution to be passed at a meeting by the Shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to Ordinary Shares, a reduction of our share capital and the winding up of our Company. Our Shareholders may, among other things, divide or combine their Ordinary Shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call Shareholders’ annual general meetings. The Amended and Restated Articles of Association provides that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten clear days is required for the convening of our Shareholders’ annual general meeting (if any) and any other general meeting of our Shareholders. A quorum required for any general meeting of Shareholders consists of, at the time when the meeting proceeds to business, two Shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding Ordinary Shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide Shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association provide that upon the requisition of any one or more of our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding Ordinary Shares of our Company entitled to vote at general meetings, our board of Directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Amended and Restated Articles of Association does not provide our Shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such Shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of Directors may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our Shareholders in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up, subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our Shareholders in proportion to the par value of the Ordinary Shares held by them.

Calls on Shares and Forfeiture of Ordinary Shares. Our board of Directors may from time to time make calls upon Shareholders for any amounts unpaid on their shares in a notice served to such Shareholders at least 14 days prior to the specified time and place of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. The Amended and Restated Articles of Association authorizes our board of Directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The Amended and Restated Articles of Association also authorizes our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of Shareholders or our corporate records. However, the Amended and Restated Articles of Association have provisions that provide our Shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information”.

Anti-Takeover Provisions. Some provisions of the Amended and Restated Articles of Association may discourage, delay or prevent a change of control of our company or management that Shareholders may consider favorable, including provisions that:

●	authorizing our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our Shareholders; and

●	limiting the ability of Shareholders to requisition and convene general meetings of Shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under the Amended and Restated Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four (4) months, the offeror may, within a two (2)-month period commencing on the expiration of such four (4)-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association allows our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding Ordinary Shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our board of Directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a Shareholders’ meeting, the Amended and Restated Articles of Association does not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call Shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

Singapore Taxation

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business  in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 7%. This rate will be raised from 7% to 8% with effect from January 1, 2023, and from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that, our Ordinary Shares will continue to be listed and regularly traded on the Nasdaq Capital Market. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans on variable interest rates.

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were less than 10% of total sales and procurement are denominated in Malaysia ringgit during the years ended December 31, 2020, 2021 and 2022.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any   material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 268691), as amended, which was declared effective by the SEC on March 20, 2023, with respect to the Company’s initial public offering completed on March 23, 2023. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. Prime Number Capital, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$ 11.2 million and net proceeds of approximately US$9.7 million after deducting underwriting discounts and expenses.

As of March 31, 2023, we used US$3.5 million of the net proceeds received from our initial public offering for remaining payments to professional parties in relations to the IPO and ongoing listing as well as repayment of interest-free loans. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Lee Wei Loon, Mr. Tan Wei Reng, Galven and Mr. Lim Khoon, and is chaired by Mr. Lee Wei Loon. Mr. Lee Wei Loon, Mr. Tan Wei Reng, Galven and Mr. Lim Khoon each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lee Wei Loon qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.ohmyhome.com/governance/.

Item 16C. Principal Accountant Fees and Services

WWC, P. C. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022, 2021 and 2020. Audit services provided by WWC, P. C. for fiscal years ended December 31, 2022, 2021 and 2020 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2020	2021	2022
	US$	US$	US$
Audit Fees(1) – WWC, P.C.	-	-	128,000
Total	-	-	128,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.1	Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.2	Employment Agreement by and between Ohmyhome (S) and Rhonda Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.3	Employment Agreement by and between Ohmyhome (S) and Cui Kewei Joshua dated June 6, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.4	Employment Agreement by and between Ohmyhome (S) and Race Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.5	Loan facility agreement between Vienna Management Ltd. (Lender) and Ohmyhome (S) (Borrower) dated May 1, 2019 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Director and Chief Executive Officer

Date: April 27, 2023

OHMYHOME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Ohmyhome Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ohmyhome Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows in each of the years for the three-year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

F-2

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 27, 2023

OHMYHOME LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	1,220,931	301,433	224,883
Accounts receivable, net	133,394	243,716	181,823
Prepayments	61,814	51,774	38,626
Amount due from a shareholder	870,728	-	-
Other current assets, net	4,287	6,613	4,934
Total current assets	2,291,154	603,536	450,266

Property and equipment, net	49,987	35,362	26,382

Non-current assets
Deposits	75,622	98,719	73,649
Deferred initial public offering (“IPO”) costs	-	676,321	504,567
Operating lease right-of-use assets	77,790	754,852	563,154
Total non-current assets	153,412	1,529,892	1,141,370

Total assets	2,494,553	2,168,790	1,618,018

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	97,488	67,730	50,530
Contract liabilities	78,340	194,300	144,957
Accrued liabilities and other payables	217,298	229,195	170,990
Bank loans, current portion	299,543	305,965	228,264
Amount due to a shareholder	-	2,290,044	1,708,478
Operating lease obligation	79,140	319,255	238,179
Taxes payable	67,347	25,101	18,726
Total current liabilities	839,156	3,431,590	2,560,124

Non-current liabilities:
Bank loans, non-current portion	790,620	475,737	354,922
Operating lease obligation, non-current	-	444,571	331,670
Total non-current liabilities	790,620	920,308	686,592

Total liabilities	1,629,776	4,351,898	3,246,716

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, 16,250,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively	21,970	21,970	16,250
Additional paid-in capital	11,292,123	11,292,123	8,424,584
Accumulated other comprehensive income	9,997	36,153	26,972
Accumulated deficit	(10,078,513)	(13,131,513)	(9,796,712)
Total OHMYHOME LIMITED shareholders’ equity	1,245,577	(1,781,267)	(1,328,906)

Non-controlling interests	(380,800)	(401,841)	(299,792)
Total shareholders’ equity	864,777	(2,183,108)	(1,628,698)
Total liabilities and shareholders’ equity	2,494,553	2,168,790	1,618,018

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2020	2021	2022	2022
	SGD	SGD	SGD	USD

Operating revenues
- Brokerage services
Independent Third Parties	2,875,529	3,475,750	3,069,160	2,289,734
Related Parties	25,950	255,836	2,900	2,164
	2,901,479	3,731,586	3,072,060	2,291,898

- Emerging and other services
Independent Third Parties	437,195	650,097	970,376	723,944
Related Parties	-	-	2,983,156	2,225,572
	437,195	650,097	3,953,532	2,949,516

Total operating revenues	3,338,674	4,381,683	7,025,592	5,241,414

Cost of revenues
- Brokerage services	(1,718,012)	(1,605,602)	(1,383,488)	(1,032,146)
- Emerging and other services	(249,109)	(390,020)	(3,325,190)	(2,480,745)
Total cost of revenues	(1,967,121)	(1,995,622)	(4,708,678)	(3,512,891)

Gross profit	1,371,553	2,386,061	2,316,914	1,728,523

Operating expenses
Technology and development expenses	(1,539,651)	(1,449,065)	(1,767,730)	(1,318,808)
Selling and marketing expenses	(1,183,380)	(1,717,470)	(1,926,003)	(1,436,887)
General and administrative expenses	(1,291,238)	(1,563,599)	(1,854,521)	(1,383,558)
Total operating expenses	(4,014,269)	(4,730,134)	(5,548,254)	(4,139,253)

Loss from operations	(2,642,716)	(2,344,073)	(3,231,340)	(2,410,730)

Other income (expense):
Interest income	7,620	10,262	3,985	2,973
Interest expense	(30,364)	(49,926)	(39,152)	(29,209)
Government grants	565,979	492,404	248,067	185,069
Foreign exchange loss	(5,313)	(3,065)	(55,626)	(41,500)
Other income, net	7,035	1,123	25	19

Total other income, net	544,957	450,798	157,299	117,352

LOSS BEFORE INCOME TAXES	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
Income tax expense	-	-	-	-

NET LOSS	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)

Less: Net loss attributable to non-controlling interest	(160,682)	(68,467)	(21,041)	(15,698)
Net loss attributable to OHMYHOMELTD	(1,937,077)	(1,824,808)	(3,053,000)	(2,277,680)

NET LOSS	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	3,854	5,880	26,156	19,514
TOTAL COMPREHENSIVE LOSS	(2,093,905)	(1,887,395)	(3,047,885)	(2,273,864)
Less: Comprehensive loss attributable to non-controlling interests	(160,682)	(68,467)	(21,041)	(15,698)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(1,933,223)	(1,818,928)	(3,026,844)	(2,258,166)
Weighted average number of ordinary shares:
Basic and diluted	16,250,000	16,250,000	16,250,000	16,250,000
LOSS PER SHARE – BASIC AND DILUTED	(0.13)	(0.12)	(0.19)	(0.14)

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling Interests	Total shareholders’ equity
		SGD	SGD	SGD	SGD	SGD	SGD

Balance, January 1, 2020	16,250,000	21,970	6,082,123	263	(6,316,628)	(151,651)	(363,923)

Conversion of convertible loans	-	-	500,000	-	-	-	500,000
Net loss	-	-	-	-	(1,937,077)	(160,682)	(2,097,759)
Foreign currency translation adjustment	-	-	-	3,854	-	-	3,854

Balance, December 31, 2020	16,250,000	21,970	6,582,123	4,117	(8,253,705)	(312,333)	(1,957,828)

Issuance of common shares for cash	-	-	4,710,000	-	-	-	4,710,000
Net loss	-	-	-	-	(1,824,808)	(68,467)	(1,893,275)
Foreign currency translation adjustment	-	-	-	5,880	-	-	5,880

Balance, December 31, 2021	16,250,000	21,970	11,292,123	9,997	(10,078,513)	(380,800)	864,777

Net loss	-	-	-	-	(3,053,000)	(21,041)	(3,074,041)
Foreign currency translation adjustment	-	-	-	26,156	-	-	26,156

Balance, December 31, 2022	16,250,000	21,970	11,292,123	36,153	(13,131,513)	(401,841)	(2,183,108)

Balance, December 31, 2022 (USD)	16,250,000	16,250	8,424,584	26,972	(9,796,712)	(299,792)	(1,628,698)

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	SGD	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	74,780	12,886	29,952	22,345
Amortization of operating lease right-of-use assets	254,838	226,300	293,461	218,936
Provision for doubtful accounts	3,712	23,210	16,683	12,446
Changes in assets and liabilities:
Accounts receivable	163,862	99,310	(127,005)	(94,749)
Prepayments	37,368	(50,898)	10,040	7,490
Other current assets, net	(24,451)	24,671	(2,326)	(1,735)
Deposits	12,631	31,948	(23,097)	(17,231)
Accounts payable	269,592	(255,390)	(29,758)	(22,201)
Contract liabilities	6,016	70,346	115,960	86,511
Accrued liabilities and other payables	(48,935)	130,531	11,897	(54,159)
Other taxes payable	(6,468)	16,574	(42,246)	31,518
Operating lease obligation	(244,013)	(248,277)	(285,837)	(213,248)
NET CASH USED IN OPERATING ACTIVITIES	(1,598,827)	(1,812,064)	(3,106,317)	(2,317,455)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(23,737)	(42,308)	(15,327)	(11,434)
Amount loans to a shareholder	-	(870,728)	-	-
Loan repayment by a shareholder	-	-	870,728	649,603

NET CASH USED IN INVESTING ACTIVITIES	(23,737)	(913,036)	855,401	638,169

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common shares issued for cash	-	4,710,000	-	-
Amounts lend from a shareholder	30,296	-	2,290,044	1,708,478
Repayment of due to a shareholder	-	(636,898)	-	-
Proceeds from the bank loans	1,500,000	-	-	-
Repayment of bank loans	(110,294)	(299,543)	(308,461)	(230,126)
Deferred IPO costs	-	-	(676,321)	(504,567)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,420,002	3,773,559	1,305,262	973,785

Foreign currency effect	3,854	5,880	26,156	19,514

NET CHANGE IN CASH AND CASH EQUIVALENTS	(198,708)	1,054,339	(919,498)	(685,987)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	365,300	166,592	1,220,931	910,870

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT PERIOD END	166,592	1,220,931	301,433	224,883

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Income tax paid	-	-	-	-
Interest expense	30,364	49,926	39,152	29,209
Initial recognition of beneficial conversion feature from issuance of convertible loans	500,000	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Ohmyhome Limited (the “Company”) is a holding company incorporated on July 19, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ohmyhome (BVI) Limited (“Ohmyhome BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 27, 2022. Ohmyhome BVI has no substantial operations other than holding all of the equity interest of Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), a Singapore company incorporated on June 12, 2015.

The Company, through its wholly-owned subsidiary, Ohmyhome (S), and its subsidiaries, provides end-to-end property solutions and services for its customers such as brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services.

On November 30, 2022, the Company completed a reorganization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the reorganization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Anthill and Other Existing Shareholders, the Company, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Company, and Anthill and the Other Existing Shareholders became the beneficial owners of the Company with percentage ownerships of 57.79% and 42.21%. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of Ohmyhome (S) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership %	Principal of activity
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Investment holding

Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers

Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units

Ohmyhome Insurance Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Dormant

Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments.

Ganze Pte. Ltd.	● A Singapore company ● Incorporated on December 7, 2021	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units

Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (S)	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia

Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)*	Principally engaged in the provision of brokerage service for its customers

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2022, the Company has negative cash flow from operating activities of S$3,106,317 (US$2,317,455). The Company’s working capital was negative S$2,828,054 (US$2,109,858) as of December 31, 2022. And the Company had S$301,433 (US$224,883) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2022. On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future initial public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Company’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of Directors, or to cast a majority of votes at the meeting of Directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for doubtful accounts and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore and Malaysia are SGD and Malaysia ringgit (“RM”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of Singapore has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2022
Year-end spot rate	SGD1.00 = RM3.0968	SGD1.00 = RM3.2860
Average rate	SGD1.00 = RM3.0817	SGD1.00 = RM3.1917

Year-end spot rate	SGD1.00 = USD0.7396	SGD1.00 = USD0.7460
Average rate	SGD1.00 = USD0.7442	SGD1.00 = USD0.7241

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2022 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7460, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021 and 2022, the Company made S$23,210 and S$9,102 (US$6,791) allowance for doubtful accounts for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2021 and 2022, no allowance was deemed necessary.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the Company did not conclude its IPO. As of December 31, 2020, 2021, and 2022, the accumulated deferred IPO cost was Nil, Nil and S$676,321 (US$504,567), respectively.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3 years
Office equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service components.

The Company has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from two sources: (1) revenue from brokerage services, and (2) revenue from emerging and other services.

1)	Brokerage services

The Company earns brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. The Company recognizes commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Company is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Company accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

2)	Emerging and other services

The Company generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2021 and 2022.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2021 and 2022, the contract liabilities of the Company amounted to S$78,340 and S$194,300 (US$144,957), respectively.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising expense amounted to S$769,904, S$845,793 and S$1,037,772 (US$774,226), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We expense research and development costs as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the years ended December 31, 2020, 2021 and 2022, the Company’s selling and marketing expenses were S$1,183,380, S$1,717,470 and S$1,926,003 (US$1,436,887), respectively.

Employee compensation

Singapore

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$565,979, S$492,404 and S$248,067 (US$185,069) for the years ended December 31, 2020, 2021 and 2022, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who sits the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as a whole because there is only one segment. In the event that the Company determines that there is more than one segment, the Company will disclose how it has determined there is more than one segment and disclose the relevant metrics for measurement of performance.

Leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2020, 2021 and 2022. The Company had no uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2021 and 2022, there were no dilutive shares.

Convertible notes

The Company evaluates its convertible notes to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

None of the customers consisted of more than 10% of accounts receivable as of December 31, 2021. As of December 31, 2022, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.8% of the accounts receivable respectively.

None of the customers contributed more than 10% of revenue for the years ended December 31, 2020 and 2021.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Company’s total revenue. Details will be disclosed in Note 9.

Concentration of vendors

As of December 31, 2021, one vendor, who is providing construction and development services, accounted for 15.4% of the account payable. As of December 31, 2022, two vendors, both providing construction and development services, accounted for 22.1% and 10.4% of the Company’s account payables respectively.

For the year ended December 31, 2020, one vendor, who is a provider of trustee service for Singapore Real Estate Investment Trusts (“REITs”), accounted for 18.7% of the Company’s total purchases.

For the year ended December 31, 2021, one vendor, who is a reputable global internet company focusing on search engine technology, on-line advertising, and other computing technologies, accounted for 31.2% of the Company’s total purchases.

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

Note 4 - Revenues

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to January 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s Customers in an amount that reflects the consideration to which the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	SGD	SGD	SGD	USD
Brokerage services
Independent Third Parties	2,875,529	3,475,750	3,069,160	2,289,734
Related Parties	25,950	255,836	2,900	2,164
	2,901,479	3,731,586	3,072,060	2,291,898
Emerging and other services
Independent Third Parties	437,195	650,097	970,376	723,944
Related Parties	-	-	2,983,156	2,225,572
	437,195	650,097	3,953,532	2,949,516

Total revenues	3,338,674	4,381,683	7,025,592	5,241,414

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Accounts receivable	156,604	252,818	188,614
Less: Allowance for doubtful accounts	(23,210)	(9,102)	(6,791)
Total accounts receivable, net	133,394	243,716	181,823

Movements of allowance for doubtful accounts are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD

Allowance for doubtful accounts, beginning balance	3,712	23,210	17,316
Addition	23,210	16,683	12,446
Write-off / recovery	(3,712)	(30,791)	(22,971)
Allowance for doubtful accounts, ending balance	23,210	9,102	6,791

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Within 30 days	63,640	127,415	95,057
Between 31 and 60 days	23,663	42,445	31,666
Between 61 and 90 days	14,145	59,960	44,733
More than 90 days	31,946	13,896	10,367
Total accounts receivable, net	133,394	243,716	181,823

During the year ended December 31, 2022, the sum of S$26,410 had been subsequently collected from the total outstanding balance of S$31,946 that had been outstanding for over 90 days as of December 31, 2021. The Company recognized additional allowance for bad debt in the amount of S$16,683 (US$12,446) during the year ended December 31, 2022. Management assessed that a portion of the balance was still recoverable given the ongoing business relationship with the client; however, the time of recovery is expected to be greater than one operating period.

Note 6 – Property and equipment, net

Property, plant and equipment, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
At cost:
Office furniture and fittings	149,929	150,000	111,907
Office Equipment	135,885	151,141	112,758
Leasehold improvements	9,732	9,732	7,261
Total	295,546	310,873	231,926
Accumulated depreciation	(245,559)	(275,511)	(205,544)
Property and equipment, net	49,987	35,362	26,382

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 amounted to S$74,780, S$12,886 and S$29,952 (US$22,345) respectively.

No impairment loss had been recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Note 7 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021 SGD	December 31, 2022 SGD	December 31, 2022 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	56,663	23,005	17,163
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	715,566	518,715	386,985
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	317,934	239,982	179,038
Total				1,090,163	781,702	583,186
Bank loans, current portion				299,543	305,965	228,264
Bank loans, non-current portion				790,620	475,737	354,922

Interest expense for the years ended December 31, 2020, 2021 and 2022 amounted to S$16,627, S$36,696 and S$32,127 (US$23,968) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2023	305,965	228,264
2024	291,360	217,368
2025	184,377	137,554
Total	781,702	583,186

Note 8 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD

Accrued payroll and welfare	68,087	73,110	54,543
Accrued expenses*	66,606	13,400	9,997
Other tax payable**	67,347	25,101	18,726
Other payable***	82,605	142,685	106,450
Total accrued liabilities and other payables	284,645	254,296	189,716

*	Accrued expenses mainly consist of accrual of professional service fees and cost incurred yet to bill.

**	Mainly refers to Goods and Services Tax (“GST”) payable. Sales revenue and purchase expense represent the invoiced value of goods, net of GST. The sales of the Company’s products and services are subject to a GST on the gross sales price. The Company is subject to GST at the prevailing rate in Singapore (currently 7%) and is exempted Sales and Service Tax from Malaysia. The GST will be offset by GST paid by the Company on purchase of renovation materials and other products, or services included in the cost of providing services and other expenses.

***	Other payable mainly consists of payable for other services and utilities expenses.

Note 9 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the Chairman of the board of Directors
Termbasu Holding Pte Ltd	Owned by the Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors

Related party balances

Transaction nature	Name	2021		2022		2022
		SGD		SGD		USD
Amount due to	Vienna Management Ltd	-		2,290,044	ii	1,708,478

Amount due from	Vienna Management Ltd	870,728	[i]	-		-

Contract liability	Mr. Loh	-		103,908	iii	77,520

[i]	The Company had an unsecured, interest-free loan to Vienna Management Ltd amounting to S$870,728 in December 2021. As of December 31, 2021 and 2022, the loan balance due from Vienna Management Ltd amounted to S$870,728 and nil respectively. The amounts were wholly settled in cash in February 2022.

ii	On May 1, 2019 and December 1, 2022 the Company entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Company’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

iii	On February 25, 2022, the Company entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,618,250 (US$2,699,381). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Company in consideration S$3,085,865 (US$2,302,197). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Company recognized revenue S$2,981,957 (US$2,224,676) for the project. The whole project was completed by the end of January 2023.

Related party transactions

Transaction nature	Name	2020	2021		2022		2022
		SGD	SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	950	1,050	(1)	2,900	(1)	2,164
Brokerage services provided to	Termbasu Holding Pte Ltd	25,000	254,786	(2)	-		-
Emerging and other services to	Mr. Loh	-	-		2,981,957	(3)	2,224,676
Emerging and other services to	Ms. Rhonda Wong	-	-		1,199	(4)	896

All transactions’ price through an arms’ length arrangement.

(1)	Ms. Rhonda Wong engaged the Company to look for tenant for a property in September 2021 and March 2022. The respective project was completed during year ended December 31, 2021 and 2022, and Ms. Rhonda Wong paid half month of rental as commission to the Company, being S$1,050 and S$2,900 (US$2,164).

(2)	Termbasu Holding Pte Ltd entered seven (7) service agreements with the Company to sale seven (7) private properties in January 2022. The commission was 2% of transaction price and paid upon completion of the transactions during the year ended December 31, 2022.

(3)	Details have been disclosed above.

(4)	Ms. Rhonda Wong engaged the Company to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Company.

Note 10 – Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Ohmyhome BVI do not accrue income taxes.

Singapore

Ohmyhome (S), Ohmyhome Renovation Pte Ltd, Ohmyhome Insurance Pte Ltd, Cora Pro Pte Ltd and Ganze Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2021 and 2022, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

Malaysia

Ohmyhome Sdn Bhd and Ohmyhome Realtors Sdn Bhd are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the company has a paid-up capital of MYR 2.5 million or less, and gross income from business of not more than MYR 50 million, the tax rate will be 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

The components of loss before income taxes were comprised of the following:

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(1,842,305)	(1,764,537)	(2,959,534)	(2,207,951)
Malaysia	(255,454)	(128,738)	(114,507)	(85,427)
Loss before income taxes provision	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)

The provision for income taxes consisted of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Deferred tax assets:
Singapore	255,364	503,121	375,352
Malaysia	21,885	19,466	14,523

Less: valuation allowance
Singapore	(255,364)	(503,121)	(375,352)
Malaysia	(21,885)	(19,466)	(14,523)
Deferred tax assets	-	-	-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

Note 11 – Equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 16,250,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Note 12 – Commitment and Contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging for one year and two years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

For the years ended December 31, 2020, 2021 and 2022, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2022 as follow:

Twelve months ending December 31,	Minimum lease payment
2023	330,335
2024	337,123
2025	113,119
2026-2027	-
Total future lease payment	780,577
Amount representing interest	(16,751)
Present value of operating lease liabilities	763,826
Less: current portion	(319,255)
Long-term portion	444,571

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2022:

Weighted average discount rate	2.84%
Weighted average remaining lease term (years)	2.0 years

Note 13 – Subsequent events

The Company has assessed all events from December 31, 2022, up through April 27, 2023, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 21, 2023 on the Nasdaq Capital Market under the ticker symbol “OMH”.

