Form 20-F
period 2023-12-31
Ohmyhome Ltd
filed 2024-04-24
CIK 1944902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,785,110 ordinary shares issued and outstanding as of December 31, 2023.

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

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“AI” refers to artificial intelligence.
●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company adopted on November 28, 2022, and as amended from time to time.

●	“Anthill” refers to Anthill Corporation Pte. Ltd., a company incorporated in Singapore and owned as to 50% each by Ms. Rhonda Wong and Ms. Race Wong and which own 8,415,406 Ordinary Shares representing approximately 36.93% of the entire issued share capital of our Company.

●	“BVI” refers to the British Virgin Islands.

●	“CEA” refers to Council for Estate Agencies of Singapore.

●	“Company” or “our Company” refers to Ohmyhome Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 19, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands, as amended, supplemented or modified from time to time.

●	“Cora.Pro” refers to Cora.Pro Pte. Ltd., a company incorporated in Singapore on May 21, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“COVID-19 Act” refers to the COVID-19 (Temporary Measures) Act 2020 of Singapore, as amended, supplemented or modified from time to time.
●	“COVID-19 Regulations” refers to the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 of Singapore, as amended, supplemented or modified from time to time.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“DIY” refers to do-it-yourself.

●	“DreamR” refers to The DreamR Project Pte. Ltd., a company incorporated in Singapore on December 7, 2021, and an indirect wholly-owned subsidiary of our Company.

●	“Estate Agents Act” refers to the Estate Agents Act 2010 of Singapore, as amended, supplemented or modified from time to time.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“MATCH” refers to the property matching technology and algorithm developed by our Group.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Ms. Race Wong” refers to Ms. Wong Wan Pei, our Director and Chief Operating Officer.

●	“Ms. Rhonda Wong” refers to Ms. Wong Wan Chew, our Director, Chief Executive Officer, and Chief Financial Officer.

●	“Ohmyhome (BVI)” refers to Ohmyhome (BVI) Limited, a company incorporated in the BVI on July 27, 2022, and a wholly-owned subsidiary of our Company.

●	“Ohmyhome (I)” refers to Ohmyhome Insurance Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (M)” refers to Ohmyhome Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (R)” refers to Ohmyhome Renovation Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (RL)” refers to Ohmyhome Realtors Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (S)” refers to Ohmyhome Pte. Ltd., a company incorporated in Singapore on June 12, 2015, and an indirect wholly-owned subsidiary of our Company.

●	“Ordinary Shares” refers to the ordinary shares in the capital of our Company.

●	“Operating Subsidiaries” refers to Ohmyhome (S), Ohmyhome (I), Ohmyhome (R), Cora.Pro, DreamR, Ohmyhome (M) and Ohmyhome (RL).

●	“Other Existing Shareholders” refers to the existing shareholders of our Company immediately prior to the initial public offering (excluding Anthill), namely Ang Yen Ney, Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd. and Tsai Chun-Chia (all of whom are Independent Third Parties except Anthony Craig Bolger, Lee Kwi Thai and Vienna Management Ltd.) holding 284,806; 58,693; 344,593; 591,395; 230,215; 1,785,941; 460,429; 118,662; 122,307; 1,227,446; 292,280; 301,120; 625,024 and 416,683 Ordinary Shares, respectively.

●	“Representative” refers to Prime Number Capital LLC, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to the initial public offering.

●	“RM” refers to Malaysian ringgit, the lawful currency of Malaysia.

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time.

●	“Shareholders” refers to the holders of Ordinary Shares.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“Simply” or “Simply (Singapore)” refers to Simply Sakal Pte. Ltd., a company incorporated in Singapore and a wholly-owned subsidiary of our Company. With effect from November 8, 2023, the name of the Company was changed from Simply Sakal Pte. Ltd. to Ohmyhome Property Management Pte. Ltd.

●	“Super Agents” refers to licensed real estate agents and salespersons employed by our Group on a full-time basis and not associated with any other agencies in the jurisdictions where we operate.

●	“TDSR” refers to the Total Debt Servicing Ratio.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

●	“U.S.” or “United States” refers to the United States of America.

●	“VR” refers to virtual reality.

Ohmyhome Limited is a holding company with operations conducted in Singapore and Malaysia through its operating subsidiaries in Singapore and Malaysia, using Singapore dollars and Malaysian Ringgit. Our reporting currency is in Singapore dollars. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3193 to US$1.00 for the financial year ended December 31, 2023 amounts, S$1.3404 to US$1.00 for the financial year ended December 31, 2022 amounts, S$1.352 to US$1.00 for the financial year ended December 31, 2021 amounts, S$1.3800 to US$1.00 for the financial year ended December 31, 2020 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

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

Risks Relating to Our Business and Industry

●	We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers (at page 7).

●	We may be unable to maintain our relationships with our existing third party business partners and/or develop relationships with new third party partners (at page 8).

●	We may be unable to generate profit in the future or at all (at page 9).

●	Our business model and growth strategy depend on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner (at page 10).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (at page 11).

●	The proper functioning and reliability of our online platform is essential to our business (at page 11).

●	We depend on the reliable performance of third party networks and mobile infrastructure (at page 12).

●	We incur costs and are subject to certain challenges which our competitors with different business models do not face (at page 12).

●	We may be unable to successfully renew our estate agent license (at page 13).

●	Our business is dependent on the availability of mortgage financing (at page 14).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (at page 14).

●	We may be unable to adequately protect our intellectual property and proprietary rights (at page 15).

●	We rely on certain technology and software licensed from third parties (at page 17).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities. (at page 17).

●	We are dependent on key management personnel for our future success and growth (at page 18).

●	We may be unable to attract, retain, effectively train, motivate, and utilize Super Agents (at page 19).

●	We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business (at page 21).

●	Acquisitions by our Company has potential benefits such as expanding product and service offerings, entering new markets, and acquiring new technologies, but also carries risks such as integration, cultural, financial, regulatory, and legal risks (at page 22).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (page 23).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to you (page 24).

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (page 24).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 25).

●	Short selling may drive down the market price of our Ordinary Shares (page 26).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (page 26).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market Listing Rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing Rules (page 26).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (page 26).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 27).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 27).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 28).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 28).

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all (page 29).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events (page 29).

●	We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company (page 29).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (page 30).

Risks Relating to the Jurisdictions where we operate

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (at page 30).

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

In terms of our in-house staff, although we have implemented various service protocols and conduct regular trainings to ensure the service quality of our Super Agents and relationship managers, we cannot guarantee that we will effectively manage all of our employees to ensure consistent and satisfactory customer experience in all service settings. Our brokerage services is our core business, which generated a revenue of S$3,731,586, S$3,072,060, S$2,817,930, representing 85.2%, 43.7%, and 56.3% of our total revenue for the years ended December 31, 2021, 2022, and 2023 respectively. As such, we are heavily reliant on our Super Agents to provide high standards of service to our customers looking to engage professional property agents for their property transactions. Our Super Agents may, from time to time, fail to fully comply with our protocols and relevant laws or regulations and/or may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image. While we have, in the past, received customer complaints in respect of the service standards of some of our Super Agents, such complaints are relatively minor in nature and are resolved expeditiously, such as by changing the Super Agent serving the customer in question, at no additional cost to the customer. If we are unable to continue to provide satisfactory customer experience, our customers may choose other service providers over our platform for their intended property transactions, which could adversely and materially impact our business, prospects, financial condition and results of operations.

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

We recorded a negative cash flow from operating activities of S$1,812,064 as at December 31, 2021, and a negative cash flow from operating activities of S$3,106,317 as at December 31, 2022, and a negative cash flow from operating activities of S$4,854,939 (US$3,679,937) as at December 31, 2023. We may continue to record net current liabilities, a total deficit and/or negative cash flow from operating activities in the foreseeable future, which can expose us to liquidity risks. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

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

In addition, any changes in laws, regulations, government policies, codes of conduct and other applicable requirements, such as adverse tax (including stamp duty land tax) policies, changes in the regulation of the property technology and/or real estate agency industry or changes in regulations relating to the granting of mortgages to potential buyers (such as the TDSR framework - see “Item 3. Key Information-3.D. Risk Factors-Risks Related to - Risks Related to Our Business and Industry - Our business is dependent on the availability of mortgage financing”), may depress the property market and the volume of property transactions in the jurisdictions we operate in, or may increase the cost or reduce the profitability of providing services related to such transactions. Changes may also limit our ability to offer certain property-related services, or subject it to more stringent requirements. While some of these policies and changes may have a positive impact on the property market in the long-run, such changes may create uncertainty and decrease residential property transaction volumes in the short-term, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We are adversely affected by factors that reduce transaction volumes, sales prices and/or rental rates in the property markets of jurisdictions we operate in, particularly the Singapore residential property market, which accounted for a significant proportion of our Group’s total income in 2021, 2022 and 2023.

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

Our success and ability to compete depends in part on our intellectual property. As of December 31, 2023, we have one (1) registered trademark in Singapore and one (1) registered trademark in the Philippines. We have filed applications for the registration of one (1) trademark in Malaysia.

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

Our brokerage service, which formed the bulk of our revenue for the fiscal years ended December 31, 2021 and 2022, 2023 depends heavily on our ability to attract, retain and to effectively train our Super Agents. In this regard, our compensation model for our Super Agents differs from the typical model under traditional brokerage agencies, where we provide incentives to our Super Agents based on the number of transactions completed, as opposed to the value of each transaction. As a result, depending on the value and nature of the property being transacted, our Super Agents may earn less on a per transaction basis than traditional agents, which may be unattractive to some agents. As our compensation model is uncommon in the real estate brokerage industry, certain agents may find this to be unattractive and may prefer the independent contractor, commission-driven compensation model used by most traditional brokerages. If we are unable to attract, retain, effectively train, motivate, and utilize our Super Agents, we may be unable to grow our revenue in our brokerage service sector, which could adversely harm our business, prospects, financial condition and results of operations.

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

For instance, the property market is directly impacted by changes in interest rates. Any increase in interest rates on mortgage products which results in higher monthly interest payments by borrowers may make mortgages unaffordable for certain prospective property buyers. Any perception by prospective property buyers that interest rates on mortgage products have increased or could increase in the future may deter such persons to incur mortgage debt in order to finance a property purchase. In Singapore, mortgage rates have increased over 2022 and 2023, leading to higher costs of home ownership. In addition, cooling measures implemented by the Singapore Government that have specifically impacted us are the increasing of the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, thereby affecting buyers across Singapore. Furthermore, in the first half of 2023, the Singapore government introduced additional property cooling measures, including heightened ABSD rates for Singapore citizens, permanent residents and foreigners, thereby increasing the costs associated with property ownership for foreigners buying any residential property in Singapore, and for Singaporeans and permanent residents buying their residential property beyond their first property. Additionally, for HDB properties, Singapore implemented an additional requirement for purchasers to apply for a HDB Flat Eligibility letter before HDB resale purchasers may obtain an option to purchase from a seller, thereby extending the timeframe for prospective buyers to submit offers and causing delays in the transaction process. Any of such measures and/or factors are likely to depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services. We have therefore seen an 8.0% decline for the financial year 2023, as compared to 2022, and a 22.9% decline in the total number of transactions for both HDB properties and private properties for the overall Singapore market in the financial year 2022, compared to financial year 2021.

As a result of the increase in mortgage rates coupled with the various measures implemented in Singapore, we have observed a decline of approximately 23.9% in the number of property transactions in our Brokerage Services segment in financial year 2023 compared with financial year 2022. While we have implemented various measures in the hopes of mitigating further adverse effect on our business, such as increasing our marketing budget and outreach to both existing and potential customers and commencing various product strategies to capture and retain potential property buyers and sellers at an early stage of their proposed property transactions to extend our pipeline of property listings and transactions, there is no guarantee that all or any customers will be receptive or responsive to such strategies that we have implemented.

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

Acquisitions by our Company has potential benefits such as expanding product and service offerings, entering new markets, and acquiring new technologies, but also carries risks such as integration, cultural, financial, regulatory, and legal risks.

Acquisitions by our Company such as the Simply Sakal Acquisition allows us to expand our product and service offerings, enter new markets, and acquire new technologies. However, acquisitions can also be complex and challenging, and they can carry a number of risks, including:

●	We may not be able to successfully integrate the acquired businesses into our existing operations, which could disrupt our business and lead to financial losses;
●	The cultures of the acquired business may not be compatible with our own culture, which could lead to conflict and employee turnover;
●	We may pay too much for an acquired business, or the acquired business may not be able to generate the expected financial results;
●	The acquired business may be subject to regulations that we are not familiar with, which could lead to compliance problems and fines;
●	The acquired business may be involved in litigation or other legal disputes, which could subject us to liability;
●	Exposure to unknown liabilities from the acquisition;
●	Disruption of our business and diversion of our management’s time and attention in order to develop products and technologies of the acquired business;
●	Higher than expected acquisition and integration costs arising from the acquisition;
●	Write-downs of assets or goodwill or impairment charges arising from acquisition;
●	Increased amortization expenses;
●	Difficulty and cost in combining the operations and personnel of the acquired business with our existing operations and personnel;
●	Impairment of relationships with key suppliers or customers of the acquired business due to changes in management and ownership; and
●	Inability to retain key employees of the acquired business.

Actual or perceived security vulnerabilities in our software solutions, breaches of our security controls or other unauthorized access to our customers’ data could reduce market acceptance of our property management solutions and cause us to lose customers.

Following completion of the Simply Sakal Acquisition, our business now includes providing property management solutions that entail the storage and transmission of customer data, including information of a sensitive and proprietary nature. Our software solutions are typically the system of record and system of engagement for all or a portion of our customers’ businesses, and the data processed through our software solutions is critical to their businesses. Cyber-attacks and other malicious Internet-based activity continue to increase in frequency and magnitude as evidenced by the recent targeting of a number of media and technology companies. As our business grows, the number of users of our software solutions, as well as the amount of information we store, is increasing, and our brands are becoming more widely recognized. We believe these factors combine to elevate the risk that we will become a target for this type of malicious activity. Techniques used to sabotage, or to obtain unauthorized access to, systems or networks change frequently and generally are not recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures. In addition, some of our third-party partners also collect information from transactions with our customers, and these third parties are subject to similar threats of cyber-attacks and other malicious Internet-based activity.

If our security measures, or the security measures of our third-party partners, are breached as a result of negligence, wrongdoing or malicious activity on the part of our employees, our partners’ employees or our customers’ employees, or as a result of any error, product defect or otherwise, and this results in the disruption of the confidentiality, availability or integrity of our customers’ data, we could incur liability to our customers and to individuals or organizations whose information was being stored by our customers, as well as fines from payment processing networks, and regulatory action by governmental bodies. If we experience a widespread security breach, we cannot be certain that our insurance coverage will be sufficient to compensate us for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, any breaches of our security controls or other unauthorized access to our customers’ data could result in reputational damage, adversely affect our ability to attract new customers and cause existing customers to reduce or discontinue the use of our software solutions, all of which could harm our business and operating results. Furthermore, the perception by our current or potential customers that our software solutions could be vulnerable to security breaches, even in the absence of a particular problem or threat, could reduce market acceptance of our software solutions and cause us to lose customers.

Service outages and other performance problems associated with our technology infrastructure could harm our reputation.

Following completion of the Simply Sakal Acquisition, we have experienced and will continue to experience significant growth in the number of users and the amount of data that our technology infrastructure supports, and we expect this growth to continue. We seek to maintain sufficient excess capacity in our technology infrastructure to meet the needs of all of our customers, including to facilitate the expansion of existing customer deployments and the provisioning of new customer deployments. In addition, we need to properly manage our technology infrastructure in order to support version control, changes in hardware and software parameters, and the evolution of our software solutions. However, the provision of new hosting infrastructure requires significant lead-time.

We have experienced, and may in the future experience, website disruptions, service outages and other performance problems with our technology infrastructure. These problems may be caused by a variety of factors, including infrastructure changes, power or network outages, fire, flood or other natural disasters affecting our data centers, human or software errors, viruses, security breaches, fraud or other malicious activity, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these service outages and performance problems within an acceptable period of time. If our technology infrastructure fails to keep pace with the increased number of users and amount of data, or if we are unable to avoid service outages and performance problems, or to resolve them quickly, it could adversely affect our ability to attract new customers, result in the loss of existing customers and harm our reputation, all of which could adversely affect our business and operating results.

We depend on data centers and computing infrastructure operated by third parties and any disruption in these operations could adversely affect our operating results.

We currently serve our customers through a combination of our own servers located in third-party data center facilities, and servers and data centers operated by Amazon. While we control and have access to our own servers and the other components of our network that are located in our external data centers, we do not control the operation of any of these third-party data center facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our third-party data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruptions in connection with doing so.

Problems faced by our third-party data center operators, or with any of the service providers with whom we or they contract, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators, or any of the service providers with whom we or they contract, may have negative effects on our business. Additionally, if our data centers are unable to keep up with our growing needs for capacity or any spikes in customer demand, it could have an adverse effect on our business. Any changes in third-party service levels at our data centers could result in loss of or damage to our customers’ stored information and service interruptions, which could hurt our reputation. These issues could also cause us to lose customers, harm our ability to attract new customers, or subject us to potential liability, any of which could adversely affect our operating results.

Our systems are not fully redundant, and we have not yet implemented a complete disaster recovery plan or business continuity plan. Although the redundancies we do have in place will permit us to respond, at least to some degree, to service outages, our third-party data centers are vulnerable in the event of failure. We do not yet have adequate structure or systems in place to recover from a data center’s severe impairment or total destruction, and recovery from the total destruction or severe impairment of any of our third-party data centers could be difficult and may not be possible at all.

The property management industry may be regulated in the future, which could impact the company’s business and financial performance.

Following completion of the Simply Sakal Acquisition, our business includes providing property management solutions. The business of property management is not currently governed by regulations in Singapore. However, this might change in the future, and we could incur additional costs having to comply with such regulation. There is no guarantee that we will be able to comply with such regulation in the future. This could have a significant impact on our business and financial performance. If the Singapore government does enact regulations on the property management industry, the Company would need to utilize additional resources in order to comply with these regulations. These costs could reduce the Company’s profitability. Additionally, if the Company is unable to comply with the regulations, it could be subject to fines or other penalties.

Our business is significantly related to economic conditions surrounding the real estate market in Singapore. A slowdown in the property market in Singapore, or a recession in general, could harm our business.

Economic slowdowns or recessions Singapore, rising interest rates, declining demand for real estate, or the public perception that any of these events may occur, can lead to a slowdown in the property development market in Singapore. With fewer properties being developed, there would be less need and demand for our property management services.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand including those net proceeds from the initial public offering during 2023 and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price or the then-current market price per share of our Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

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

Risks Relating to the Jurisdictions where we operate

Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition and results of operations are dependent on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. These may result in the nullification of contracts and/or prohibit us from continuing our business operations.

The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

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

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies in the jurisdictions in which we operate or may in the future operate are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations regulated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expand our business into the new markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could increase our compliance costs or otherwise affect our business.

The interpretation and application of laws and regulations in the jurisdictions in which we operate involve uncertainties.

The courts in certain jurisdictions in which we operate or may in the future operate may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, we could face risks such as (a) effective legal redress in the courts of such jurisdictions being more difficult to obtain, whether in respect of a breach of law or regulation, or in an ownership dispute; (b) a higher degree of discretion on the part of governmental authorities and therefore less certainty; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience or unpredictability of the judiciary and courts in such matters.

Enforcement of laws in some of the jurisdictions in which we operate or may in the future operate may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice given to us by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, operations, licenses, license applications or other arrangements.

There can be no assurance that there will be no unfavorable interpretation or application of the laws in the jurisdictions in which we operate or that such interpretation or application will not adversely affect our contracts, operations, licenses, license applications or other legal arrangements. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be less certain and more susceptible to revision or cancellation, and legal redress may be uncertain or delayed. If the existing body of laws and regulations in the countries in which we operate are interpreted or applied, or relevant discretions exercised, in an inconsistent manner by the courts or applicable regulatory bodies, this could result in ambiguities, inconsistencies and anomalies in the enforcement of such laws and regulations, which in turn could hinder our long-term planning efforts and may create uncertainties in our operating environment.

Any limitations on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in Singapore and operate certain parts of our businesses through our operating subsidiaries, including overseas operating subsidiaries. Therefore, the availability of funds to pay dividends to our shareholders depends upon dividends received from our subsidiaries. If our subsidiaries incur debts or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends to our Shareholders will be restricted. Local laws and regulations have differing requirements and restrictions on the ability of a company to pay dividends to its shareholders. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries have entered into or may enter into in the future may also restrict the ability of our subsidiaries to provide capital or declare dividends to us.

Government regulation of loans and direct investments by our Company to our foreign subsidiaries may delay or prevent us from making loans or additional capital contributions, which could materially and adversely affect our liquidity and ability to expand our business and operations in such jurisdictions.

Local laws and regulations may also have differing requirements and restrictions on the ability of a foreign holding company to make loans, direct investments or additional capital contribution to our overseas operating subsidiaries. This may impede our ability to expand our business and operations and increase our presence in these jurisdictions where we are seeking to expand our business, and our future plans and growth may be adversely affected.

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

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 19, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares, with a par value of US$0.001 each. Prior to our Group’s reorganization, Ohmyhome (S) was the holding company of our Group. Our subsidiaries in Singapore, namely, Ohmyhome (R), Ohmyhome (I), Cora.Pro and DreamR, are wholly-owned subsidiaries of Ohmyhome (S). Ohmyhome (S) also has a 49% interest in Ohmyhome (M), and an indirect interest of 24% in Ohmyhome (RL) (through the 49% interest in Ohmyhome (RL) held by Ohmyhome (M)).

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

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, completed the acquisition of 100% of the issued share capital of Simply for the Total Consideration of S$4,712,000. The Total Consideration shall be satisfied by way of the Cash Consideration and the allotment and issuance of the Consideration Shares in four (4) tranches in accordance with the SPA, with the first tranche being paid to the Simply Sellers on the Completion Date, October 6, 2023, in accordance with the terms of the SPA. Please refer to the section entitled “Recent Developments” for further details.

Organization Chart

The chart below sets out our corporate structure.

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

DreamR

On December 7, 2021, Ganze was incorporated in Singapore as a private company limited by shares. Ganze was established as the renovation arm of our Group, engaged in interior decoration projects of high-end residential and commercial units. As part of a group reorganization on November 30, 2022, Ganze became an indirect wholly owned subsidiary of our Company. On June 5, 2023, Ganze engaged in a change of entity name to DreamR Project Pte. Ltd.

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

Simply (Singapore)

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company acquired 100% of the total number of issued shares in the capital of Simply. Simply was incorporated in Singapore as a private company limited by shares on January 4, 1995 and is a tech-enabled property management company in Singapore.

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

4.B. Business Overview

Overview

We are a data and technology-driven property technology company based in Singapore. Through our subsidiaries, we operate a one-stop-shop property platform which provides end-to-end property solutions and services for our customers, for both the HDB property market and the private property market, which comprises brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services. We operate on a data-driven customer-centric business model and through our platform, we seek to provide a comprehensive suite of property solutions and services to aid our customers in every step of their property transaction journey, with the objective of making property transactions and related services simple, efficient and affordable for all. Since the incorporation of our subsidiary, Ohmyhome (S), in 2015 and the commencement of our business operations in 2016, our platform has facilitated over 6,573 agent brokerage transactions and other property-related services and over 9,082 self-transacted online property transactions, with an aggregate GTV of over US$3 billion as of December 31, 2023, making us one of Singapore’s largest integrated property transactions and services platforms, according to Frost & Sullivan. We operate our Ohmyhome platform in Singapore and Malaysia. Today, Ohmyhome has been ranked Singapore’s top mobile application for property listings and transactions by customer ratings and is a leading one-stop property platform for property transactions and property-related services for both the HDB property market and the private property market, according to Frost & Sullivan.

Our platform appeals to and supports a growing online community and network of users looking to list and search for properties online, seeking information on their property transactions and other value-added services, through the comprehensive property-related solutions and services available on our platform. As at December 31, 2023, we have around 200,000 monthly active users on our online website and mobile application on average, and over 745,000 downloads of our mobile application. Our website also receives a weekly average of over 50,000 unique visitors and a monthly average of over 500,000 website visits. As at December 31, 2023, our platform contained over 18,000 active listings for residential properties for sale and rental on a monthly basis. An active listing refers to a listing where the property of the subject listing is still on the market for sale or for lease. Each listing has an expiration date of 30 days from the date of the listing and listing owners will have to renew the listing before its expiry to keep the listing active for another 30 days. In the event where a listing has reached its expiry or is indicated as sold or leased as the case may be, such listing would be removed and will no longer be searchable by the public unless a new listing has been created.

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

For the financial year ended December 31, 2023, we generated revenue of approximately S$5.0 million, representing an annual growth of (28.3)%. Our revenue generated by brokerage services constituted 56.3% of our total revenue for the financial year ended December 31, 2023. Our revenue generated by emerging and other services constituted 26.6% of our total revenue for the financial year ended December 31, 2023. Our revenue generated by newly acquired property management services constituted 16.8% of our total revenue for the financial year ended December 31, 2023.

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

(f)

Property Management Services Through the acquisition of Simply, we provide property management services to MCSTs in Singapore to manage the facilities and public spaces within the condominium and executive condominium projects, as well as for commercial and industrial complexes. We provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates.

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

On May 15, 2023, the Company announced the signing of a non-binding memorandum of understanding with Ohmyhome Property Inc. to officially expand into the Philippines Market. Ohmyhome Property Inc., a Philippine company, is an independent service provider to our Singapore operating subsidiary Ohmyhome (S) in the Philippines pursuant to a service agreement between the two parties (the “Service Agreement”). The Service Agreement granted Ohmyhome Property Inc. the non-exclusive and non-assignable rights to use the trademark and brand name in the Philippines in exchange for Ohmyhome Property Inc.’s services to promote the “Ohmyhome” brand and platform in the Philippines. This arrangement enabled us to introduce the brand to potential partners including banks, property companies, real estate professionals and other relevant parties in the Philippines, and provide Ohmyhome (S) with industry insights and information about the Philippine market. As part of that Service Agreement, Ohmyhome Property Inc. agreed to commit resources to promote the brand locally. Meanwhile, Ohmyhome Property Inc. holds a real estate brokerage license in the Philippines and provides brokerage services for customers they gather. Under the Service Agreement, they can only use our brand until January 2024. As a result, we entered into a non-binding memorandum of understanding to potentially invest in or acquire Ohmyhome Property Inc. and we have started conducting due diligence on Ohmyhome Property Inc. while we learn more about its business and negotiate terms of the potential investment in, or acquisition of, Ohmyhome Property Inc. The memorandum of understanding is not legally binding and was entered into at arm’s length.

On May 16, 2023, the Company announced the signing of a non-legally binding memorandum of understanding for the potential acquisition of a tech-enabled property management company in Singapore.

On July 3, 2023, the Company and Wong Kok Hoe (the “Debt Seller”) entered into a debt purchase agreement (“Debt Purchase Agreement”) pursuant to which the Company agreed to purchase the debt of Ohmyhome Property Inc., a Philippine company, from the Debt Seller (the “Debt”). The Debt has a principal amount of US$1,986,287.50 and a maturity date on March 31, 2023 with 0% interest. The Debt is due any time upon demand by the debt holder. After the purchase of the debt, the debt owed by Ohmyhome Property Inc. to the Company has an interest of 5.0% and a repayment date on the earlier of (i) within 14 days from the date of demand by the Company or (ii) 12 months from the date of the Debt Purchase Agreement. The Debt Purchase Agreement was negotiated at arm’s length and has been approved by the Board of Directors of the Company. Pursuant to the Debt Purchase Agreement, the Debt Seller agreed to sell, assign and transfer the Debt to the Company for a total purchase price of US$1,986,287.50, such that Ohmyhome Property Inc. owes the Debt to the Company. The transaction has been closed. The Debt Purchase Agreement is governed by Singapore law.

On August 15, 2023, Mr. Joshua Cui tendered his resignation as the Chief Financial Officer of the Company to the Board of the Company, effective on September 15, 2023. Mr. Joshua Cui’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Joshua Cui’s resignation, on September 12, 2023, the Board appointed Ms. Chan Sze Ying (“Sze Ying”) to serve as the Company’s Finance Director, effective on the same date. The role of Finance Director is that of an employee, and Sze Ying is not a member of the Board.

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, entered into a sale and purchase agreement (“SPA”) with (i) Sakal Real Estate Partners Pte. Ltd., (ii) Narendra Patel and (iii) Chong Jia Gen, Kenneth (collectively, the “Simply Sellers”) pursuant to which Ohmyhome (BVI) agreed to acquire 350,140 issued and fully paid ordinary shares in the capital of Simply Sakal Pte. Ltd. (“Simply”) from the Simply Sellers, representing 100% of the total number of issued shares in the capital of Simply (“Simply Sakal Acquisition”) for a total consideration of S$4,712,000 (equivalent to approximately US$3,500,000) (“Total Consideration”). Simply is a tech-enabled property management company in Singapore. The Total Consideration shall be satisfied by way of S$1,712,000 (equivalent to approximately US$1,300,000) in cash (“Cash Consideration”) and S$3,000,000 (equivalent to approximately US$2,200,000) by way of allotment and issuance of new Ordinary Shares (“Consideration Shares”). Pursuant to the terms of the SPA, settlement of the Total Consideration shall take place in four tranches as follows: (a) an amount of S$513,600 in cash (equivalent to 30% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the date of completion of the Simply Sakal Acquisition (“Completion Date”); (b) an amount of S$513,600 in cash (equivalent to 30% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the first anniversary of the Completion Date; (c) an amount of S$684,800 in cash (equivalent to 40% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the second anniversary of the Completion Date; and (d) the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the third anniversary of the Completion Date. In connection with the completion of the Simply Sakal Acquisition on October 6, 2023, the Company had, on the same date, paid the first tranche of the Cash Consideration and issued 171,384 Ordinary Shares to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. The SPA, which has been approved by the Board of Directors of the Company, was negotiated at arm’s length between Ohmyhome (BVI) and the Simply Sellers.

On February 16, 2024, the Company completed its upsized public offering of ordinary shares. In this offering, the Company issued 3,555,555 ordinary shares at a public offering price of $1.35 per ordinary share. The Company received gross proceeds in the amount of US$4.8 million before deducting placement agent fees and other offering expenses.

On March 22, 2024, Sze Ying tendered her resignation as the Finance Director of the Company to the Board, effective on March 23, 2024. Sze Ying’s resignation was for personal reasons and was not due to any disagreement with the Company. Her departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices. In the interim, the Company’s Director and Chief Executive Officer, Rhonda Wong, will assume the duties as Principal Financial Officer of the Company.

Ohmyhome Pte. Ltd., a wholly owned subsidiary of the Company, has received and signed a Letter of Offer for a working capital loan of S$432,000 (US$327,397) by an established private lender on February 2, 2024, with a loan term of 5 years at an interest rate of 7.50% per annum.

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

While our data-driven platform is free to use for customers who wish to self-transact, our full agent service fees are up to 2% for HDB flats and up to 3% for private properties, and we charge a fixed fee for the provision of documentation services. The majority of our revenue is derived from our brokerage services, which generated a revenue of S$3,731,586, S$3,072,060, S$2,817,930, representing 85.2%, 43.7%, and 56.3% of our total revenue for the years ended December 31, 2021, 2022, and 2023 respectively.

Brokerage services have been and will continue to be a growth area for us, as we believe that home sellers and home buyers are increasingly reliant on online real estate platforms to list and search for properties, coupled with the help of experienced and professional property agents to ensure the transaction takes place smoothly. On average, in 2023, our Super Agents successfully completed approximately 47 sale, purchase, lease and rental transactions per month through our platform.

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

Property Management Services

Through the acquisition of Simply, we provide property management services to MCSTs in Singapore to manage the facilities and public spaces within the condominium and executive condominium projects, as well as for commercial and industrial complexes. We provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates.

Our Platform

Our one-stop property platform, accessible via our website (www.ohmyhome.com) and mobile application, is a rapidly growing online real estate platform in Singapore, Malaysia and the Philippines (by way of our licensed platform in the Philippines) in terms of:

●	Downloads: According to data from Appstore for iOS devices and Google Playstore for Android devices, our mobile application had close to 750,000 downloads as at December 31, 2023.
●	Monthly Active Users: According to data from Firebase on our mobile application and Google Analytics 4 on our website, we had an average of over 200,000 monthly active users on our website and mobile application in 2023.
●	Visitor Traffic: According to data from Google Analytics 4, our website received a monthly average of over 200,000 unique visitors as of December 31, 2023.
●	Market Share: According to HDB Transaction data and platform statistics, we obtained an estimated 5% market share of the public residential property resale market by number of transactions.
●	Property Listings and Transactions: According to user listings and activities on our website and mobile application, as of December 31, 2023, we had over 15,655 property transactions on our platform.

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

Ohmyhome Property Management operates a proprietary mobile application, Simple, for residents to access announcements, book facilities, submit applications, make payments, and provide raise issues with speed, ease and reliability. Simply also operates a proprietary backend process and document management system that improves the productivity of the onsite staff as well as improving the accuracy and timeliness of information flow.

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

Through our advanced property matching technology and algorithm, 50% of our property transactions are completed within seven (7) days on average. The fastest time taken to sell a property listing on our Ohmyhome platform through our in-house Super Agents has been one (1) day. On average, our Super Agents can complete approximately 63 transactions a year, which is more than 13 times more efficient than the average agent, who closes around 4.6 cases a year, according to CEA and information disclosed by publicly listed brokerage companies in Singapore.

Home Ownership Management & E-valuation Report AI Tool (HomerAI)

We have recently developed and launched HomerAI, our Homer Ownership Management & E-valuation Report AI Tool, in 2023. HomerAI provides homeowners with detailed information regarding the latest fair value of their home, calculations for the cash proceeds from the sale of their property at different prices and the usual costs involved, and allows users to learn the steps and typical timeline required for the sale of their property, without having to go through a third party agent, who may not necessarily be equipped with the same data and tools provided through HomerAI. This will allow homeowners to have access to transparent information at their fingertips and to further solidify our brand as a trusted and comprehensive property platform. It will also allow us to reach a wider audience of customers and shorten the service cycle if customers decide to engage our services.

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

Property Management System

Through the acquisition of Simply, we have acquired Simply’s property management system as well as the resident-facing mobile application, “Simple”. With a centralized property management system, we are able to ensure the upkeep of service levels and responsiveness of the services by the onsite management team, and also digitize many traditionally paper-based processes such as facility booking, application submission, or payment of fees.

Insurance

In accordance with customary industry practice and applicable regulations, we carry real estate professional indemnity and management liability insurance, as well as hospitalization and employer liability insurance in respect of certain of our foreign employees. We also obtain contractors’ all risk insurance in respect of certain assets used in our renovation projects, depending on the size and nature of the project. We do not carry general business interruption or “key person” insurance. We carry Side A Director’s and Officer’s Liability Insurance effective from March 21, 2023 to March 21, 2024 and it was renewed for the duration from March 21, 2024 to March 21, 2025. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

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

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ohmyhome (BVI)	British Virgin Islands

Ohmyhome (S) (Singapore)	Singapore

Ohmyhome (M) (Malaysia)	Malaysia

Ohmyhome (RL) (Malaysia)	Malaysia

Ohmyhome (I) (Singapore)	Singapore

Ohmyhome (R) (Singapore)	Singapore

Cora.Pro (Singapore)	Singapore

DreamR (Singapore)	Singapore

Ohmyhome Property Management (Singapore)	Singapore

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

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of December 31, 2023, the Group has registered the following trademarks:

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

5.A. Operating Results.

Overview

Ohmyhome is a data and technology-driven property technology company based in Singapore. Through our subsidiaries, we operate a one-stop-shop property brokerage and services platform which provides end-to-end property solutions and services for our customers, which comprises brokerage services, property management services, and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral service.

Customer Journey for Selling and Buying Homes

In a commission-driven industry, we put the customers first by transforming the real estate transaction process through a combination of proprietary technology with our in-house Super Agents to bring speed, ease, and reliability to our services. We also provide a comprehensive suite of property solutions and services including property management services for condominiums and renovation services in Singapore to aid our customers in every step of their property transaction journey.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, develop financial forecasts, and make strategic decisions.

	For the years ended December 31,			Y-o-Y Growth
Business Metrics	2021	2022	2023	2021-22	2022-23
Real Estate Transactions (Number of transactions)	2,980	3,395	2,428	13.9%	(28.5)%
Online DIY	1,633	2,080	1,719	27.4%	(17.4)%
Agent Brokerage	937	746	568	(20.4)%	(23.9)%
Emerging and Other Services	410	569	141	38.8%	(75.2)%

Gross Transaction Values (USD Millions)	613.2	615.1	449.9	0.3%	(26.9)%
Online DIY	257.9	351.2	264.2	36.2%	(24.8)%
Agent Brokerage	318.5	244.4	182.7	(23.3)%	(25.2)%
Emerging and Other Services	36.8	19.5	3	(47)%	(84.6)%

Property Management
Units under Management	2,962	4,648	6,746	56.9%	45.1%

Revenue (SGD)	4,381,683	7,025,592	5,004,493	60.3%	(28.8)%
Online DIY	-	-	-	-	-
Agent Brokerage	3,731,586	3,072,060	2,817,930	(17.7)%	(8.3)%
Emerging and Other Services	650,097	3,953,532	1,339,837	508.1%	(78.6)%
Property Management (acquired on Oct 6, 2023)	-	-	846,726	N.M. *	N.M.

Brokerage Revenue per Agent Real Estate Transaction (SGD)	3,982.48	4,118.04	4,961.14	3.4%	20.5%
Average Property Transaction per Super Agent per Year	69	75	63	8.1%	(15.9)%

*N.M.: not meaningful

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

The property transaction market in Singapore has seen a decline in 2023 after a myriad of property cooling measures put in place by the Singapore government in December 2021 and throughout 2022 and a new additional HDB Flat Eligibility (HFE) requirement for HDB buyers in 2023. The new additional HFE requirement for HDB buyers led to a much longer time to transact. This is also against the backdrop of rising interest rates leading to higher cost of homeownership, and thus slowdown in demand for housing particularly in the private property market.

HDB resale transactions in 2023 dropped by 4.2% compared to 2022, according to HDB resale statistics1. Private properties in Singapore has also seen a larger decline of 13.0% in new sales and resales in 2023 compared to 2022, according to Urban Redevelopment Authority of Singapore2. Overall, the total number of transactions has declined by 8.0% from 2022 to 2023.

HDB resale transactions in 2022 dropped by 10.0% compared to 2021, according to HDB resale statistics1. Private properties in Singapore has also seen a larger decline of 34.7% in new sales and resales in 2022 compared to 2021, according to the Urban Redevelopment Authority of Singapore2. Overall, the total number of transactions has declined by 22.9% from 2021 to 2022.

Comparing our business from 2022 to 2023, our total number of transactions declined by 28.5%, our agent brokerage transactions has seen a decline of 23.9% due to the impact from the overall market condition.

Emerging and Other Services transactions declined by 75.2% mainly attributable to a shift of focus away from the less revenue generating ancillary services including insurance referral services and mortgage referral services.

Our Online DIY transactions have also seen a decline of 17.4%.

Comparing our business from 2021 to 2022, while our total number of transactions increased by 13.9% from 2,980 to 3,395, our agent brokerage transactions has seen a decline of 20.4% from 937 to 746 due to the impact from the overall market condition of a 22.9% decline in transactions.

However, this is mitigated by an increased number of Emerging and Other Services transactions by 38.8% mainly attributable to an increase in our insurance referral services and legal services. Revenue from our renovation services have grown significantly by 508.1% and also contributed to a higher percentage of total revenue.

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
(v)	contract values of general property services; and

(b)	Online DIY GTV (or “Online GTV”), which is the sum of the values of properties transacted via our platform without the involvement of our Super Agents.

1 https://www.hdb.gov.sg/residential/selling-a-flat/overview/resale-statistics

2https://www.ura.gov.sg/Corporate/Media-Room/Media-Releases/pr24-03#:~:text=Resales%20and%20Sub%2Dsales&text=Resale%20transactions%20accounted%20for%2065.3,14%2C026%20resale%20transactions%20in%202022.

Units under management

Increasing the number of units under management is critical to increasing Ohmyhome Property Management’s revenue and, in turn, to achieving profitability. Units under management are influenced by the size of the condominium projects under management, and the additional projects and units that are acquired from time to time.

The primary drivers of growth in units under management for Simply include but not limited to the following:

●	Growing number of private residential units and executive condominium units as a result of continuous growth of newly completed units that requires managing agent services.

●	Increasing customer preference for a more convenient mobile-first lifestyle to allow ease of booking and payment for the use of facilities, and speed of communication with the property manager using mobile application and more provided by Simply as compared to the predominantly paper-based and human-dependent workflow many has in the property management industry.

●	The property management industry is facing succession challenges with many looking for successors and replacements, making it prime for technology disruption by a mobile-first property management company like Simply.

The total number of units under management has grown from 2,962 in 2021 to 4,648 in 2022 and subsequently to 6,746 in 2023, representing a growth of 56.9% and 45.1% in the year of 2022 and 2023 respectively.

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

In 2021, 2022 and 2023, brokerage transactions for home sellers constitute majority of the brokerage transactions on Ohmyhome’s platform. We expect brokerage transactions for home sellers to comprise a greater portion of our brokerage transactions over time as we continue to focus on listings as a strategic asset that provides benefits beyond the revenue, we generate from home sellers. For example, we believe that increased listings draw more homebuyers to our website and mobile application.

In 2021, our brokerage transaction for private property in our first year of launch into the market consisted of around 10% of the total number of transactions, and it accounts for around 13% of total number of transactions in 2022 and 8% in 2023.

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

	For the years ended December 31,
Ohmyhome Business Metrics	2021	2022	2023
Brokerage Revenue per Agent per year (SGD)	274,793	307,206	313,103
Average Property Transaction per Super Agent per Year	69	75	63

Largest Agencies in Singapore
Average Brokerage Revenue per Agent per year (SGD)	87,993	86,022	66,798
Average Property Transaction per Agent (Estimated)	6.3	6	4.6

Ohmyhome vs Largest Agencies
Brokerage Revenue per Agent per year	3.12x	3.57x	4.69x
Transaction per Agent per Year	11x	12.5x	13.7x

*Data extracted from the annual reports of publicly listed brokerage agencies and public records publish by respective agencies

As a measure of our efficiency in transactions enabled by our technology, our average property transactions per Super-Agent grew from 69 per agent for the years ended December 31, 2021, to 75 per agent for the years ended December 31, 2022, and has seen a modest decline to 63 per agent for the years ended December 31, 2023 due to the cooling of the market by the government.

In terms of Average Brokerage Revenue per Agent per year, we have consistently achieved higher than the largest agencies in Singapore, increasing our revenue per agent per year to be 3.12 times of the largest agencies in Singapore in 2021, to 3.57 times and 4.69 times in 2022 and 2023 respectively.

We aim to improve this efficiency even further via continuous investment and innovation in our customer facing products and big data, cementing us as one of the fastest and most efficient property agencies in Singapore as a result of our continued investment into technology to empower our agents and our customers in the property transaction processes. This is because our Super Agents are employees who receive a fixed salary, variable transaction bonuses based on customer satisfaction and transaction speed, benefits, and expense reimbursement.

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

Changes in Government Policies

Cooling measures implemented by the Singapore Government that have specifically impacted us are the increasing of the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, thereby affecting buyers across Singapore. Furthermore, in the first half of 2023, the Singapore government introduced additional property cooling measures, including heightened ABSD rates for Singapore citizens, permanent residents and foreigners, thereby increasing the costs associated with property ownership for foreigners buying any residential property in Singapore, and for Singaporeans and permanent residents buying their residential property beyond their first property. Additionally, for HDB properties, Singapore implemented an additional requirement for purchasers to apply for a HDB Flat Eligibility letter before HDB resale purchasers may obtain an option to purchase from a seller, thereby extending the timeframe for prospective buyers to submit offers and causing delays in the transaction process. Any of such measures and/or factors are likely to depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services.

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

●	Emerging and Other Services

○	We offer services beyond helping customers buy and sell homes. We also provide mortgage referral services to property buyers from an array of mortgage products from various financial institutions and banks respectively and earn referral fees from these parties. The typical referral fee is 0.2% of the mortgage value. The Company also receives advertising income by providing advertising services for property-related service providers such as legal conveyancing and home insurance.

○	We provide end-to-end solutions for renovation from interior design to alterations and additions, as well as regular and ad-hoc home services such as air conditioner servicing, cleaning, painting, handyman services, moving and relocation based on the needs of customers. The revenue will depend on the scope of services provided.

●	Property Management Services

○	Through the acquisition of Simply Sakal Pte. Ltd., we provide estate management services for residential, commercial and industrial real estate in Singapore, and also provide users and staff with a full-stack property management application called ‘Simple’.

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

Gross profit is revenue less the cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margins were 54%, 33% and 34% for the years ended December 31, 2021, 2022 and 2023, respectively. Our gross margin has been and will continue to be affected by a number of factors, including real estate revenue per real estate transaction and the productivity of our Super Agents and support staff, cost of services rendered by our subcontractors, and cost of materials for emerging and other services. We expect gross margin to continue to rise over time to the extent we gain efficiencies through technology and operations.

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

Our technology and development expenses as a percentage of revenue were 33%, 25% and 26% for the years ended December 31, 2021, 2022 and 2023, respectively. We expect technology and development expenses to continue to increase in absolute dollars as we hire more software developers. We anticipate technology and development expenses as a percentage of revenue to decrease over time.

Selling and Marketing

Selling and marketing expenses consist primarily of media costs for online and traditional advertising, as well as staff costs. We expect marketing expenses to increase in absolute dollars as we expand advertising campaigns to gain market share in Singapore as well as to enter overseas markets. Our marketing expenses as a percentage of revenue were 39%, 27% and 36% for the years ended December 31, 2021, 2022 and 2023, respectively. We anticipate marketing expenses as a percentage of revenue to decrease over time.

General and Administrative

General and administrative expenses consist primarily of staff costs, facilities, and related expenses for our executive, finance, human resources, facilities and legal organizations, and fees for professional services. It also includes the general and administrative expenses of the acquired property management business.

Professional services principally comprised of external legal, audit, and tax services. We expect general and administrative expenses to increase in the short term due to the anticipated growth of our business and to meet the increased compliance requirements associated with our transition to, and operation as, a public company. We anticipate general and administrative expenses as a percentage of revenue to decrease in the long term.

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

As of the date of this annual report, the daily life of Singapore residents is largely back to pre-COVID-19 levels. We consider that the impact of the COVID-19 pandemic has been and will be further alleviated by the measures announced by the Singapore Government. As the situation continues to evolve, we will continue to closely monitor further effects that could be caused by the COVID-19 pandemic on the Group’s operations and financial position.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021, 2022 and 2023

The following table summarizes the results of our operations in SGD during the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

	For the years ended December 31,
	2021	% Rev	2022	% Rev	2023	% Rev
	SGD	%	SGD	%	SGD	%
Revenue	4,381,683	100%	7,025,592	100%	5,004,493	100%
Brokerage Services	3,731,586	85%	3,072,060	44%	2,817,930	56%
Property Management Services					846,726	17
Emerging and Other Services	650,097	15%	3,953,532	56%	1,339,837	27%

Cost of Revenue	(1,995,622)	(46)%	(4,708,678)	(67)%	(3,284,841)	(66)%
Brokerage Services	(1,605,602)	(37)%	(1,383,488)	(20)%	(1,638,368)	(33)%
Property Management Services					(582,582)	(12)%
Emerging and Other Services	(390,020)	(9)%	(3,325,190)	(47)%	(1,063,891)	(21)%

Gross Profit	2,386,061	54%	2,316,914	33%	1,719,652	34%
Brokerage Services	2,125,984	49%	1,688,572	24%	1,179,562	24%
Property Management Services					264,144	5
Emerging and Other Services	260,077	6%	628,342	9%	275,946	6%

Technology and development expenses	(1,449,065)	(33)%	(1,767,730)	(25)%	(1,304,914)	(26)%
Selling and marketing expenses	(1,717,470)	(39)%	(1,926,003)	(27)%	(1,797,033)	(36)%
General and administrative expenses	(1,563,599)	(36)%	(1,531,493)	(22)%	(2,878,273)	(58)%
Stock-based compensation					(537,756)	(11)%
Professional Fees related to Listing and Acquisitions			(323,028)	(5)%	(1,082,441)	(22)%
Total operating expenses	(4,730,134)	(108)%	(5,548,254)	(79)%	(7,600,417)	(152)%

Other Income, net	450,798	10%	157,299	2%	364,541	7%

Net Loss	(1,893,275)	(43)%	(3,074,041)	(44)%	(5,516,224)	(110)%

Revenue

For the years ended December 31, 2022 and 2023

In 2023, total revenue declined by S$2.0 million, or 28% to S$5.0 million compared to S$7.0 million in 2022.

Brokerage services revenue declined slightly by S$0.2 million to S$2.8 million compared to S$3.0 million in 2022 due to significant reduction in transaction volume in the market after government cooling measures, Emerging and Other Services saw a decline of by 66% also partly attributable to cooling measures implemented by the government in slowing down home purchase. Property Management Services revenue amounted to S$0.8 million for the post-acquisition period from October 6, 2023 to December 31, 2023.

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

Cost of Revenue and Gross Margin

For the years ended December 31, 2022 and 2023

	For the Years Ended December 31,		Variance
	2022	2023	Amount	%
	SGD	SGD	SGD	%
Revenue	7,025,592	5,004,493	(2,021,099)	(28.8)%
Brokerage Services	3,072,060	2,817,930	(254,130)	(8.3)%
Property Management Services	-	846,726	846,726	N.A.
Emerging and Other Services	3,953,532	1,339,837	(2,613,695)	(66.1)%

Cost of Revenue	(4,708,678)	(3,284,841)	1,423,837	(30.1)%
Brokerage Services	(1,383,488)	(1,638,368)	(254,880)	18.4%
Property Management Services	-	(582,582)	(582,582)
Emerging and Other Services	(3,325,190)	(1,063,891)	2,261,299	(68.0)%

Gross Profit	2,316,914	1,719,652	(597,262)	(25.8)%
Brokerage Services	1,688,572	1,179,562	(509,010)	(30.1)%
Property Management Services	-	264,144	264,144
Emerging and Other Services	628,342	275,946	(352,396)	(56.1)%

Gross Profit Margin	33.0%	34.4%
Brokerage Services	55.0%	41.9%
Property Management Services	-	31.2%
Emerging and Other Services	15.9%	20.6%

In 2023, the cost of revenue of Agent Brokerage services increased by 18.4% compared to 2022, mainly due to a reduction in agent brokerage revenue by 7.3% as a result of unfavorable market conditions as well as increase in co-broke commission paid. The gross margin of agent brokerage services in 2023 remained high at 41.9% compared to the 55.0% in 2022.

The gross margin of Property Management Services was 31.2%, whereas the cost of revenue mainly consisted of manpower costs and administrative costs for on-site staff as well as amortization of software used for providing the estate management services to the MCSTs.

The cost of revenue of Emerging and Other Services reduced by 68.0% mainly due to the lesser revenue of Emerging and Other Services. The gross margin of Emerging and Other Services improved from 15.9% in 2022 to 20.6% in 2023.

In 2023, total cost of revenue reduced by 30.2% compared to cost of revenue incurred in 2022, and the gross margin in 2023 is 34.4% compared to the 33.0%.

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

Operating Expenses

For the years ended December 31, 2022 and 2023

	For the year ended December 31,		Variance
	2022	2023	Amount	%
Technology and development expenses
- Tech staff cost and benefits	1,368,736	909,577	(459,159)	(34)%
- Developing tools purchase and maintenance	398,994	395,337	(3,657)	(1)%

	1,767,730	1,304,914	(462,816)	(26)%

In 2023, technology and development expenses reduced by S$0.5 million, or 26.0% to S$1.3 million compared to S$1.8 million in 2022. The decline was primarily due to the capitalization of personnel costs incurred for our new product developed in-house, including HomerAI, MATCH and other ongoing technology products.

	For the year ended December 31,		Variance
	2022	2023	Amount	%
Selling and marketing expenses
- Marketing staff cost and benefits	888,231	885,978	(2,253)	(0)%
- Marketing expenses	1,037,772	911,055	(126,717)	(12)%
	1,926,003	1,797,033	(128,970)	(7)%

In 2023, marketing expenses decreased by S$0.1 million, or 7% to S$1.8 million compared to S$1.9 million in 2021. The decrease was primarily attributable to a S$0.1 million decrease in marketing expenses as a result of reduced digital marketing costs.

	For the year ended December 31,		Variance
	2022	2023	Amount	%
General and administrative expenses
- General & admin staff cost and benefits	948,460	1,945,876	997,416	105%
- Depreciation	323,413	463,142	139,729	43%
- Professional fees	323,028	1,082,441	759,413	235%
- Travel and transport	100,113	253,953	153,840	154%
- Office supplies	72,781	56,983	(15,798)	(22)%
- Utilities	46,280	40,323	(5,957)	(13)%
- Provision of doubtful debts	16,683	7,619	(9,064)	(54)%
- Others	23,763	110,299	86,536	364%
	1,854,521	3,960,636	2,106,115	114%

In 2023, general and administrative expenses increased by S$2.1 million, or 114% to S$4.0 million compared to S$1.9 million in 2022. The increase was primarily attributable to increase in professional fees related to our IPO, travel and transport, as well as staff costs.

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

5.B. Liquidity and Capital Resources.

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2023, the Company had negative cash flow from operating activities of S$4,854,939 (US$3,679,937). The Company’s working capital deficit was $1,728,148 (US$1,309,898) as of December 31, 2023. And the Company had S$191,807 (US$145,386) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023.

On February 16, 2024, the Company completed its follow-on public offering. In this offering, the Company issued 3,555,555 Ordinary Shares at a price of US$1.35 per share. The Company received gross proceeds in the amount of US$4.8 million before deducting any underwriting discounts or expenses. Ohmyhome Pte. Ltd., a wholly owned subsidiary of the Company, has received and signed a Letter of Offer for a working capital loan of S$432,000 (US$327,397) by an established private lender on February 2, 2024, with a loan term of 5 years at an interest rate of 7.50% per annum. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

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

Cash Flows

For the year ended December 31, 2022 and 2023

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,		Variance
	2022	2023	Amount	%
Net cash used in operating activities	(3,106,317)	(4,854,939)	(1,748,622)	56%
Net cash used in provided by investing activities	855,401	(4,534,590)	(5,389,991)	N.M.	(1)
Net cash provided by financing activities	1,305,262	9,350,155	8,044,893	N.M

Note: (1) N.M. means not meaningful.

Cash Flows from Operating Activities

Net cash used in operating activities in 2023 consisted of S$5.5 million of net losses, a S$0.9 million positive impact from non-cash items, and a S$0.3 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2022 consisted of S$3.1 million of net losses, a S$0.3 million positive impact from non-cash items, and a S$0.4 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Cash Flows from Investing Activities

Net cash used in investing activities in 2023 consisted of S$4.5 million, an increase from S$0.01 million in 2022, primarily arising from the purchase of property and equipment as a result of team expansion and replacement of equipment, acquisition of Simply Sakal, capitalized personnel costs in research and development of proprietary technology products, as well as acquisition advances.

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

Cash Flows from Financing Activities

Net cash provided by financing activities in 2023 consisted of S$11.2 million in net proceeds from our IPO in March 2023 after IPO-related expenses, S$0.9 million short-term advances from directors, S$0.1 million deferred expenses for secondary follow-on offering, as well as repayment of S$ 2.3 million overdue interest-free loans to shareholders.

Net cash provided by financing activities in 2022 consisted of S$2.3 million in proceeds from the interest-free loan from shareholder and repayment of loans and a deferred IPO costs of S$0.7 million.

For the year ended December 31, 2021 and 2022

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,		Variance
	2021	2022	Amount	%
Net cash used in operating activities	(1,812,064)	(3,106,317)	(1,294,253)	71.4%
Net cash used in provided by investing activities	(913,036)	855,401	1,768,437	N.M. (1)
Net cash provided by financing activities	3,773,559	1,305,262	(2,468,297)	(65.4)%

Note: (1) N.M. means not meaningful.

Cash Flows from Operating Activities

Net cash used in operating activities in 2022 consisted of S$3.1 million of net losses, a S$0.3 million positive impact from non-cash items, and a S$0.4 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2021 consisted of S$1.9 million of net losses and a S$0.3 million positive impact from non-cash items and a S$0.2 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

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

Contractual Obligations

For the year ended December 31, 2021, 2022 and 2023

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below are tables that shows the bank loans’ obligation and contractual lease obligations as of December 31, 2021, 2022 and 2023:

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021 SGD	December 31, 2022 SGD	December 31, 2023 SGD	December 31, 2023 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	56,663	23,005	-	-
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	715,566	518,715	315,878	239,428
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	317,934	239,982	159,859	121,170
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, Director of the Company	-	-	82,018	62,168
Total				1,090,163	781,702	557,755	422,766
Bank loans, current portion				299,543	305,965	331,528	251,291
Bank loans, non-current portion				790,620	475,737	226,227	171,475

Interest expense for the years ended December 31, 2021, 2022 and 2023 amounted to S$36,696, S$32,127 and S$19,105 (US$14,481) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2024	331,528	251,291
2025	226,227	171,475
Total	557,755	422,766

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

For the years ended December 31, 2021, 2022 and 2023, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2023 as follow:

Twelve months ending December 31,	Minimum lease payment
2024	348,323
2025	113,129
2026-2027	-
Total future lease payment	461,452
Amount representing interest	(5,761)
Present value of operating lease liabilities	455,691
Less: current portion	(342,983)
Long-term portion	112,708

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2023:

Weighted average discount rate	2.15%
Weighted average remaining lease term (years)	2.0 years

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

5.E. Critical Accounting Policies and Estimates.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

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

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021, 2022 and 2023, the Company made S$23,210, S$9,102 and S$9,802 (US$7,430) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2021, 2022 and 2023, no allowance was deemed necessary.

Deferred IPO and public offering costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the accumulated deferred IPO cost was S$676,321 (US$504,567). As of March 21, 2023 the Group successfully listed in the US Nasdaq. Hence, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

The Company has subsequently completed a follow-on public offering of 3,555,555 ordinary shares on February 16, 2024. As of December 31, 2023, the accumulated deferred costs related to the follow-on public offering was S$114,794 (US$87,012).

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3-5 years
Office equipment	3-5 years
Computers	3 years

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

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2023, the Company as a whole is the reporting unit of goodwill.

Pursuant to ASC 350, the Company has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

Intangible Assets

Intangible assets consist of software and capitalized research and development and customer relationship acquired from a business combination. Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Impairment for long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than it was originally estimated. When these events occur, the Company, its wholly-owned subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying value of the assets over the fair value of the assets.

For the years ended December 31, 2023, the Company, its wholly-owned subsidiaries, Ohmyhome BVI and Ohmyhome BVI’s subsidiaries did not accrue impairment charge against intangible assets, including the customer relationship and software and technology.

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023.

For the year ended December 31, 2021, 2022 and 2023, the Company did not accrue impairment charge against software and technology.

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

We derive its revenues from three sources: (1) revenue from brokerage services, (2) revenue from emerging and other services, and (3) revenue from property management and other related services.

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

2)	Emerging and other related services

The Company generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

3)	Property management services and other related services

Ohmyhome Property Management Pte. Ltd. earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Company, the MCSTs pay a monthly fee to the Company. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate varies depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Company is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days. The Company also generates revenues from other related services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2021, 2022 and 2023.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2021, 2022 and 2023, the contract liabilities of the Company amounted to S$78,340, S$194,300 and S$103,655 (US$78,568), respectively.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the year ended December 31, 2022 and 2023, the advertising expense amounted to S$1,037,772 and S$911,055 (US$690,559), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Simply Sakal. As of December 31, 2023, research and development and software and technology, net amounted to S$ 1,125,496 (US$853,101) and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2021, 2022 and 2023, the Company’s selling and marketing expenses were S$1,717,470, S$1,926,003 and S$1,797,033 (US$1,362,111), respectively.

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

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$492,404, S$248,067 and S$25,769 (US$19,532) for the year ended December 31, 2021, 2022 and 2023, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. All assets of the Company are located in Singapore and all revenue is generated in Singapore. The Company has disclosed the relevant metrics for measurement of performance in “ITEM 5. Operating and Financial Review and Prospects”.

Information reported internally for performance assessment as follows:

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange (loss) gain	264,367	-	264,367	200,384
Other income, net	25,769	-	25,769	19,532
Other income (expense), net	(171,028)	(2,265)	(173,293)	(131,353)
Income (loss) before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment income (loss)	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

There was only one segment which is the brokerage, emerging and other related services segment as of December 31, 2021 and 2022.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2021, 2022 and 2023. The Company had no uncertain tax positions for the year ended December 31, 2021, 2022 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares. For the year ended December 31, 2023, the total diluted ordinary share was 18,461,340 as compared to the basic number of ordinary share issued at 17,860,622 as of December 31, 2023.

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

Concentration of risk

For the years ended December 31, 2021, 2022 and 2023

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of December 31, 2023, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.85% of the account receivables respectively. None of the customers consisted of more than 10% of account receivables as of December 31, 2021 and 2023, respectively.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Company’s total revenue. Other than that, no major customers contributed more than 10% of revenue for the year ended December 31, 2021, 2022, and 2023. Details are disclosed in the Note 10.

Concentration of vendors

For the year ended December 31, 2021, one vendor, who is a reputable global internet company focusing on search engine technology, online advertising and other computing technologies, accounted for 31.2% of the Company’s total purchases.

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two of vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

As of December 31, 2021, one vendor, who is providing construction and development services, accounted for 15.4% of the account payable. As of December 31, 2023, two vendors, both providing construction and development services, accounted for 22.1% and 10.4% of the Company’s account payable respectively.

For the year ended December 31, 2023, no vendor accounted for more than 10% of total purchases. One vendor, who is providing search engines and on-line advertising, accounted for 29% of the Company’s account payable.

Stock-based compensation

On December 19, 2023, the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatilities of the Company over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock. Details can be found in “Note 11 – Stock-based compensation” in the financial statements and accompanying notes.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations.

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

Recently adopted accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted the ASU on January 1, 2023 and the adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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

Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021 and 2020 were 2.3% and -0.2%, respectively. The rate of inflation in Singapore for 2022 was 4.1% and is expected to continue to increase. The rate of inflation in Singapore for 2023 was 4.0%.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Rhonda Wong	39	Chief Executive Officer, Chief Financial Officer, Director
Race Wong	41	Chief Operating Officer, Director
Loh Kim Kang David	60	Chairman of the board of Directors, Director
Lee Wei Loon (1)(2)(3)	44	Independent Director, Chair of Audit Committee
Lim Khoon(1)(2)(3)	59	Independent Director, Chair of Nomination Committee
Tan Wei Reng, Galven(1)(2)(3)	45	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

Executive Directors and Officers:

Rhonda Wong is a co-founder of our Group. She is currently the Chief Executive Officer, Chief Financial Officer, and a Director of our Company where she is primarily responsible for strategic development and day-to-day operations since the founding of our Group.

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

Mr. Loh has over 20 years of experience in the investment and brokerage industry. He is currently an executive Director and joint chairman of Centurion Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 6090.HK) and on the Main Board of the Singapore Exchange Securities Trading Limited (Stock Code: SGX:OU8). Mr. Loh is also appointed to Grab Holdings Limited (NASDAQ: GRAB)’s Board of Directors on April 1, 2024. Mr. Loh also sits on the board of various companies in a diversified range of industries.

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

Mr. Tan Wei Reng, Galven is the Chief Executive Officer of Knight Frank Singapore. He was the deputy managing Director of the investment sales and capital markets team in Savills Singapore since December 2019 until November 2022. Mr. Tan co-heads a team of eight professionals who are consistently recognized as the market leaders in Singapore commercial real estate transactions. Prior to working in Savills Singapore, Mr. Tan was with the capital markets team at CBRE Singapore for 15 years, before leaving the company as an executive Director. Since 2004, Mr. Tan has been personally involved in landmark transactions across all sectors in the Singapore real estate market, with particular focus in the commercial real estate sector. In the last 10 years, he has handled transactions valued at more than S$15 billion. Day to day, Mr. Tan primarily works closely with institutional investors, property funds as well as local and foreign developers.

Mr. Tan graduated from the National University of Singapore in May 2004 with a bachelor’s degree in Science (Real Estate) (Hons).

Family Relationships

Ms. Rhonda Wong, our Chief Executive Officer, Chief Financial Officer, and a Director, is the sister of Ms. Race Wong, our Chief Operating Officer and a Director. Mr. Loh Kim Kang David, the Chairman of the board of Directors and a Director, is the husband of Ms. Race Wong, and the brother-in-law to Ms. Rhonda Wong. Other than as disclosed, there are no family relationships among our Directors or executive officers.

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors, our executive officers and our key employees during the years ended December 31, 2022 and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (SGD)		Bonus (SGD)	Other Compensation (1) (SGD)		Total (SGD)
Ms. Wong Wan Chew,	2021	124,400		47,500	16,132		188,032
Chief Executive Officer, Chief Financial Officer and Director	2022	128,400		-	16,144		144,544
	2023	282,800		-	12,444	(2)	295,244

Ms. Wong Wan Pei,	2021	124,400		47,500	57,639		229,539
Chief Operating Officer and Director	2022	128,400		-	16,132		144,532
	2023	282,800		-	12,444	(3)	295,244

Mr. Cui Kewei Joshua,	2021	-		-	-		-
Former Chief Financial Officer	2022	68,636		-	7,140		75,776
	2023	64,048		-	7,457		71,505

Ms. Chan Sze Ying	2021	-		-	-		-
Former Finance Director	2022	-		-	-		-
	2023	82,609		-	4,716		87,325

Mr. Loh Kim Kang David,	2021	-		-	-		-
Chairman of the board of Directors, Director	2022	-		-	-		-
	2023	-	(4)	-	-		-

Mr. Lee Wei Loon,	2021	-		-	-		-
Independent Director	2022	-		-	-		-
	2023	20,000		-	-		20,000

Mr. Lim Khoon,	2021	-		-	-		-
Independent Director	2022	-		-	-		-
	2023	20,000		-	-		20,000

Mr. Tan Wei Reng, Galven,	2021	-		-	-		-
Independent Director	2022	-		-	-		-
	2023	20,000		-	-		20,000

(1) Other compensation includes allowances and the employer’s contribution to the Central Provident Fund (“CPF”), Singapore’s mandatory social security savings scheme, and incentives earned from client referral as stipulated in their employment contracts.

(2) On December 19, 2023, 344,326 options were granted to Ms. Wong Wan Chew with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(3) On December 19, 2023, 344,326 options were granted to Ms. Wong Wan Pei with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(4) S$30,000 director fee payable to Mr. Loh has been voluntarily waived by Mr. Loh and has been agreed by the board of directors for the year ended December 31, 2023.

As the appointments of our independent directors was effective on March 20, 2023, for the fiscal year ended December 31, 2022 and 2021, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

We have an equity incentive plan in place as of this annual report.

Share Incentive Plan

In December 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted and outstanding, 1,025,527 options have been granted and outstanding, of which 688,652 options were granted to certain of our management members and directors.

The following summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. Except for 75,986 has vesting period of 1 year, all option has vested immediately from the date of grant.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

The following summarizes, as of the date of this annual report, the number of the outstanding awards granted under the 2023 Incentive Plan to our directors and executive officers.

On December 19, 2023, 344,326 options were granted to Ms. Wong Wan Chew with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

On December 19, 2023, 344,326 options were granted to Ms. Wong Wan Pei with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

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

Under the Directors’ Offer Letter, the annual salary that is payable to each of our Directors is as follows:

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

Clawback Policy adopted by the Board

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

6.D. Employees

We employed 112 persons as of December 31, 2023, 48 persons as of December 31, 2022, 49 persons as of December 31, 2021, and 43 persons as of December 31, 2020, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 22,785,110 Ordinary Shares issued and outstanding as at the date of this annual report.

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

	Shares Beneficially Owned after the Offering
Name of Beneficial Owner	Number	Approximate Percentage

Officers and Directors:
Wong Wan Chew (1)	4,207,703	18.47%
Wong Wan Pei (1)	4,207,703	18.47%
Loh Kim Kang David (2)	1,785,941	7.84%
Lee Wei Loon	-	-
Lim Khoon	-	-
Tan Wei Reng, Galven	20,000	* %
All executive officers and Directors as a group (7 persons)

5% Shareholders:
Anthill (1)	8,415,406	36.95%
Vienna Management Ltd (2)	1,785,941	7.84%
GEC Tech Ltd. (3)	1,227,446	5.39%

*less than 1%

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

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2023.

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2023, 2022 and 2021, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2023, 2022 and 2021, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the Chairman of the board of Directors
Termbasu Holding Pte Ltd	Owned by the Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors
Anthill Corporation Pte. Ltd.	Owned by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company

For the years ended December 2021, 2022 and 2023

Related party balances

Transaction nature	Name	2021		2022		2023		2023
		SGD		SGD		SGD		USD
Amount due to	Vienna Management Ltd	-		2,290,044	ii	-		-

Amount due from	Vienna Management Ltd	870,728	[i]

Amount due from	Anthill Corp	-		-		3,495	iv	2,649

Contract liability	Mr. Loh	-		103,908	iii	-		-

Amount due to	Ms. Wong Wan Chew	-		-		240,000	[v]	181,915

Amount due to	Ms Wong Wan Pei	-		-		188,425	vi	142,822

[i]	The Company had an unsecured, interest-free loan to Vienna Management Ltd amounting to S$870,728 in December 2021. As of December 31, 2021 and 2022, the loan balance due from Vienna Management Ltd amounted to S$870,728 and nil respectively. The amounts were wholly settled in cash in February 2022.

iii	On May 1, 2019 and December 1, 2022 the Company entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Company’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

iii	On February 25, 2022, the Company entered into a services agreement with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in consideration S$3,618,250 (US$2,699,381). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022.

iv	On June 22, 2023, the Company extended payment for Notarization services for Anthill Corp in view of operational urgency. This amount will be recovered by December 31, 2024 from Anthill Corp.

[v]	On December 28, 2023, Ms. Wong Wan Chew made short-term advances to the Company S$240,000 for general working capital and general corporate purposes.

vi	On March 10 and September 12, 2023, Ms. Wong Wan Pei paid on behalf of the Company using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Company repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Wong Wan Pei made short-term advances to the Company S$200,000 for general working capital and general corporate purposes.

Related party transactions

Transaction nature	Name	December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2023
		SGD		SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	1,050	(1)	2,900	(1)	-		-
Brokerage services provided to	Mr. David Loh			-		11,000	(3)	8,338
Brokerage services provided to	Termbasu Holding Pte Ltd	254,786	(2)	-		-		-
Emerging and other services to	Mr. David Loh	-		2,981,957	(4)	511,040	(4)	387,357
Emerging and other services to	Ms. Rhonda Wong	-		1,199	(5)	288	(5)	218

(1)	Ms. Rhonda Wong engaged the Company to look for tenant for a property in September 2021 and March 2022. The respective project was completed during year ended December 31, 2021 and 2022, and Ms. Rhonda Wong paid the rental commission to the Company, being S$1,050 and S$2,900 (US$2,164).

(2)	Termbasu Holding Pte Ltd entered seven (7) service agreements with the Company to sale seven (7) private properties in January 2022. The commission was 2% of transaction price and paid upon completion of the transactions during the year ended December 31, 2022.

(3)	Mr. David Loh engaged the Company to look for a tenant for a property and was completed during the year ended December 31, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,338) to the Company.

(4)	On February 25, 2022, the Company entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,492,997 (US$2,612,033). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Company in consideration S$3,085,865 (US$2,302,197). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Company recognized revenue S$2,981,957 (US$2,224,676) for the project. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$387,357).

(5)

Ms. Rhonda Wong engaged the Company to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Company.

Ms. Rhonda Wong engaged the Company to perform aircon cleaning for her house and the project was completed during the year ended December 31, 2023, and Ms. Rhonda Wong paid a service fee of S$288 (US$218) to the Company.

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

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were less than 10% of total sales and procurement are denominated in Malaysia ringgit during the years ended December 31, 2023, 2022 and 2021.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 268691), as amended, which was declared effective by the SEC on March 20, 2023, with respect to the Company’s initial public offering completed on March 23, 2023 (the “IPO”), and the registration statement on Form F-1 (File No. 333-275987), as amended, which was declared effective by the SEC on February 13, 2024, with respect to the Company’s follow on offering completed on February 16, 2024 (the “Follow On Offering”).

In the IPO, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. Prime Number Capital, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$ 11.2 million and net proceeds of approximately US$9.7 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$9.7 million of the net proceeds received from the IPO for remaining payments to professional parties in relations to the IPO and ongoing listing as well as repayment of interest-free loans. We used the remainder of the proceeds from our initial public offering as disclosed in our IPO registration statements on Form F-1 for strategic acquisitions of Simply Sakal Pte. Ltd. to enter into the property management business as well as potential acquisition of Ohmyhome Property Inc to enter into the Philippines market, as well as working capital purposes.

In the Follow On Offering, the Company issued 3,555,555 Ordinary Shares at a price of US$1.35 per share. Maxim Group LLC was the exclusive placement agent. The Company received gross proceeds in the amount of US$4.8 million and net proceeds of approximately US$4.1 million after deducting placement agent fees and expenses. As of the date of this annual report, we used US$1.5 million of the net proceeds received from the Follow On Offering for working capital purposes. We still intend to use the remainder of the proceeds from Follow On Offering as disclosed in our Follow On Offering registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

WWC, P. C. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023, 2022, and 2021. Audit services provided by WWC, P. C. for fiscal years ended December 31, 2023, 2022 and 2021 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) – WWC, P.C.	220,000	168,000	334,888
Total	220,000	168,000	334,888

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

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

Item 16K. Cybersecurity

Risk Management and Strategy

As a provider of brokerage, property management and emerging and other services, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.2	Employment Agreement by and between Ohmyhome (S) and Rhonda Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.3	Employment Agreement by and between Ohmyhome (S) and Cui Kewei Joshua dated June 6, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.4	Employment Agreement by and between Ohmyhome (S) and Race Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.5	Loan facility agreement between Vienna Management Ltd. (Lender) and Ohmyhome (S) (Borrower) dated May 1, 2019 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of WWC, P.C.

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer, Chief Financial Officer, and Director

Date: April 23, 2024

OHMYHOME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Ohmyhome Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ohmyhome Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021, 2022 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows in each of the years for the three-year ended December 31, 2021, 2022 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the three-year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 23, 2024

OHMYHOME LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	1,220,931	301,433	191,807	145,386
Accounts receivable, net	133,394	243,716	580,889	440,301
Prepayments	61,814	51,774	211,976	160,673
Amount due from a shareholder	870,728	-	-	-
Other current assets, net	4,287	6,613	8,417	6,380
Total current assets	2,291,154	603,536	993,089	752,740

Non-current assets
Deposits	75,622	98,719	111,275	84,344
Property and equipment, net	49,987	35,362	78,721	59,669
Deferred initial public offering (“IPO”) costs	-	676,321	114,794	87,012
Operating lease right-of-use assets	77,790	754,852	442,280	335,239
Deposit for an acquisition	-	-	3,370,757	2,554,959
Intangible asset	-	-	2,977,564	2,256,927
Goodwill	-	-	2,213,460	1,677,753
Total non-current assets	203,399	1,565,254	9,308,851	7,055,903

Total assets	2,494,553	2,168,790	10,301,940	7,808,643

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	97,488	67,730	449,031	340,355
Contract liabilities	78,340	194,300	103,655	78,568
Accrued liabilities and other payables	217,298	229,195	1,407,252	1,066,667
Bank loans, current portion	299,543	305,965	331,528	251,291
Amount due to a shareholder	-	2,290,044	-	-
Operating lease obligation	79,140	319,255	342,983	259,974
Taxes payable	67,347	25,101	86,788	65,783
Total current liabilities	839,156	3,431,590	2,721,237	2,062,638

Non-current liabilities:
Bank loans, non-current portion	790,620	475,737	226,227	171,475
Operating lease obligation, non-current	-	444,571	112,708	85,430
Consideration payables	-	-	3,239,193	2,455,236
Total non-current liabilities	790,620	920,308	3,578,128	2,712,141

Total liabilities	1,629,776	4,351,898	6,299,365	4,774,779

COMMITMENTS AND CONTINGENCIES	-	-	-	-

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, 16,250,000 shares issued and outstanding as of December 31, 2021 and 2022 and 19,221,384 shares issued and outstanding as of December 31, 2023, respectively	21,970	21,970	25,926	19,221
Additional paid-in capital	11,292,123	11,292,123	22,522,570	17,072,037
Stock-based compensation reserve	-	-	537,756	407,607
Accumulated other comprehensive income	9,997	36,153	(34,099)	(25,846)
Accumulated deficit	(10,078,513)	(13,131,513)	(18,601,243)	(14,099,327)
Total OHMYHOME LIMITED shareholders’ equity (deficit)	1,245,577	(1,781,267)	4,450,910	3,373,692

Non-controlling interests	(380,800)	(401,841)	(448,335)	(339,828)
Total shareholders’ equity (deficit)	864,777	(2,183,108)	4,002,575	3,033,864
Total liabilities and shareholders’ equity	2,494,553	2,168,790	10,301,940	7,808,643

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2021	2022	2023	2023
	SGD	SGD	SGD	USD

Operating revenues
- Brokerage services
Independent Third Parties	3,475,750	3,069,160	2,806,930	2,127,590
Related Parties	255,836	2,900	11,000	8,338
	3,731,586	3,072,060	2,817,930	2,135,928
- Property Management
Independent Third Parties	-	-	846,726	641,799
	-	-	846,726	641,799
- Emerging and other services
Independent Third Parties	650,097	970,376	828,509	627,991
Related Parties	-	2,983,156	511,328	387,575
	650,097	3,953,532	1,339,837	1,015,566
			-	-
Total operating revenues	4,381,683	7,025,592	5,004,493	3,793,293

Cost of revenues
- Brokerage services	(1,605,602)	(1,383,488)	(1,638,368)	(1,241,847)
- Property management	-	-	(582,582)	(441,584)
- Emerging and other services	(390,020)	(3,325,190)	(1,063,891)	(806,405)
Total cost of revenues	(1,995,622)	(4,708,678)	(3,284,841)	(2,489,836)

- Brokerage services	2,125,984	1,688,572	1,179,562	894,082
- Property management	-	-	264,144	200,215
- Emerging and other services	260,077	628,342	275,946	209,160
Gross profit	2,386,061	2,316,914	1,719,652	1,303,457

Operating expenses
Technology and development expenses	(1,449,065)	(1,767,730)	(1,304,914)	(989,096)
Selling and marketing expenses	(1,717,470)	(1,926,003)	(1,797,033)	(1,362,111)
General and administrative expenses	(1,563,599)	(1,854,521)	(3,960,636)	(3,002,074)
Total operating expenses	(4,730,134)	(5,548,254)	(7,062,583)	(5,353,281)

Loss from operations	(2,344,073)	(3,231,340)	(5,342,931)	(4,049,824)

Other income (expense):
Stock-based compensation	-	-	(537,756)	(407,607)
Interest income	10,262	3,985	106,023	80,363
Interest expense	(49,926)	(39,152)	(31,696)	(24,025)
Government grants	492,404	248,067	25,769	19,532
Foreign exchange (loss) income	(3,065)	(55,626)	264,367	200,384
Other income, net	1,123	25	-	-

Total other income (expense), net	450,798	157,299	(173,293)	(131,353)

LOSS BEFORE INCOME TAXES	(1,893,275)	(3,074,041)	(5,516,224)	(4,181,177)
Income tax expense	-	-	-	-

NET LOSS	(1,893,275)	(3,074,041)	(5,516,224)	(4,181,177)

Less: Net loss attributable to non-controlling interest	(68,467)	(21,041)	(46,494)	(35,241)
Net loss attributable to OHMYHOMELTD	(1,824,808)	(3,053,000)	(5,469,730)	(4,145,936)

NET LOSS	(1,893,275)	(3,074,041)	(5,516,224)	(4,181,177)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	5,880	26,156	(70,252)	(53,249)
TOTAL COMPREHENSIVE LOSS	(1,887,395)	(3,047,885)	(5,586,476)	(4,234,426)
Less: Comprehensive loss attributable to non-controlling interests	(68,467)	(21,041)	(46,494)	(35,241)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(1,818,928)	(3,026,844)	(5,539,982)	(4,199,185)
Weighted average number of ordinary shares:
Basic	16,250,000	16,250,000	17,860,622	17,860,622
Diluted	16,250,000	16,250,000	18,461,340	18,461,340
LOSS PER SHARE – BASIC AND DILUTED
Basic	(0.12)	(0.19)	(0.31)	(0.23)
Diluted	(0.12)	(0.19)	(0.30)	(0.23)

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Stock-based compensation reserve	Accumulated other comprehensive income	Accumulated deficit	Non-controlling Interests	Total shareholders’ Equity
		SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance, January 1, 2021	16,250,000	21,970	6,582,123	-	4,117	(8,253,705)	(312,333)	(1,957,828)

Issuance of new shares	-	-	4,710,000	-	-	-	-	4,710,000
Net loss	-	-	-		-	(1,824,808)	(68,467)	(1,893,275)
Foreign currency translation adjustment	-	-	-	-	5,880	-	-	5,880

Balance, December 31, 2021	16,250,000	21,970	11,292,123	-	9,997	(10,078,513)	(380,800)	864,777

Net loss	-	-	-	-	-	(3,053,000)	(21,041)	(3,074,041)
Foreign currency translation adjustment	-	-	-	-	26,156	-	-	26,156

Balance, December 31, 2022	16,250,000	21,970	11,292,123	-	36,153	(13,131,513)	(401,841)	(2,183,108)

Issuance of new shares	2,971,384	3,956	11,230,447	-	-	-	-	11,234,403
Stock-based compensation	-	-	-	537,756	-	-	-	537,756
Net loss	-	-	-	-	-	(5,469,730)	(46,494)	(5,516,224)
Foreign currency translation adjustment	-	-	-	-	(70,252)	-	-	(70,252)

Balance, December 31, 2023	19,221,384	25,926	22,522,570	537,756	(34,099)	(18,601,243)	(448,335)	4,002,575

Balance, December 31, 2023 (USD)	19,221,384	19,221	17,072,037	407,607	(25,846)	(14,099,327)	(339,828)	3,033,864

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	SGD	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,893,275)	(3,074,041)	(5,516,224)	(4,181,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	-	537,756	407,607
Depreciation of property and equipment	12,886	29,952	34,448	26,111
Amortization of operating lease right-of-use assets	226,300	293,461	327,389	248,153
Amortization of intangible assets	-	-	123,848	93,873
Provision for expected credit losses accounts	23,210	16,683	7,619	5,776
Loss of disposal of property and equipment	-	-	453	343
Interest income	-	-	(81,568)	(61,827)
Changes in assets and liabilities:
Accounts receivable	99,310	(127,005)	(154,509)	(117,114)
Prepayments	(50,898)	10,040	(157,953)	(119,725)
Other current assets, net	24,671	(2,326)	41,431	31,404
Deposits	31,948	(23,097)	14,281	10,825
Accounts payable	(255,390)	(29,758)	294,503	223,227
Contract liabilities	70,346	115,960	(171,980)	(130,357)
Accrued liabilities and other payables	130,531	11,897	167,407	126,891
Other taxes payable	16,574	(42,246)	1,536	1,164
Operating lease obligation	(248,277)	(285,837)	(323,376)	(245,112)
NET CASH USED IN OPERATING ACTIVITIES	(1,812,064)	(3,106,317)	(4,854,939)	(3,679,937)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(42,308)	(15,327)	(50,415)	(38,213)
Purchases of intangible assets	-	-	(737,203)	(558,783)
Acquisition of subsidiary, net of cash acquired	-	-	(309,311)	(234,451)
Deposit for an acquisition	-	-	(3,437,661)	(2,605,670)
Loan repayment by a shareholder	(870,728)	870,728	-	-
NET CASH USED IN INVESTING ACTIVITIES	(913,036)	855,401	(4,534,590)	(3,437,117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common share issued for cash	4,710,000	-	3,722	2,821
Amounts lend from/(repayment to) a shareholder, net	(636,898)	2,290,044	(2,290,044)	(1,735,802)
Net proceeds from initial public offering	-	-	11,157,002	8,456,759
Deferred public offering costs	-	(676,321)	(114,794)	(87,011)
Advances from directors	-	-	909,532	689,405
Repayment of long-term loans	(299,543)	(308,461)	(315,263)	(238,962)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,773,559	1,305,262	9,350,155	7,087,210

Foreign currency effect	5,880	26,156	(70,252)	(53,249)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,054,339	(919,498)	(109,626)	(83,093)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	166,592	1,220,931	301,433	228,479

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT PERIOD END	1,220,931	301,433	191,807	145,386

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Income tax paid	-	-	-	-
Bank Loan and Operating Lease Interest	49,926	39,152	30,264	22,939

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

On November 30, 2022, the Company completed a reorganization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the reorganization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Anthill and the Other Existing Shareholders, the Company, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Company, and Anthill and the Other Existing Shareholders became the beneficial owners of the Company with percentage ownerships of 57.79% and 42.21%. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of Ohmyhome (S) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

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

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, completed the acquisition of 100% of the issued share capital of Simply Sakal Pte. Ltd. that provides estate management services for residential, commercial and industrial real estate in Singapore. Subsequent to the completion of the acquisition, Simply Sakal Pte. Ltd. has changed its name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership %	Principal of activity
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Investment holding

Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers

Ohmyhome Property Management Pte. Ltd. (formerly Simply Sakal Pte. Ltd.)	● A Singapore company ● Incorporated on January 4, 1995 ● Acquired by Ohmyhome (BVI) on October 6, 2023 ● Changed its entity name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023	100% owned by Ohmyhome (BVI)	Principally engaged in the provision of estate management services for residential, commercial and industrial real estate in Singapore.

Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units.

Ohmyhome Insurance Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Dormant

Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments.

DreamR Project Pte. Ltd. (formerly Ganze Pte. Ltd.)	● A Singapore company ● Incorporated on December 7, 2021 ● Changed its entity name from Ganze Pte. Ltd. To DreamR Project Pte. Ltd. on June 5, 2023	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units.

Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (S)	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia

Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)*	Principally engaged in the provision of brokerage service for its customers

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2023, the Company had negative cash flow from operating activities of S$4,854,939 (US$3,679,937). The Company’s working capital deficit was $1,728,148 (US$1,309,898) as of December 31, 2023. And the Company had S$191,807 (US$145,386) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023.

On February 16, 2024, the Company completed its follow-on public offering. In this offering, the Company issued 3,555,555 Ordinary Shares at a price of US$1.35 per share. The Company received gross proceeds in the amount of US$4.8 million before deducting any underwriting discounts or expenses. Ohmyhome Pte. Ltd., a wholly owned subsidiary of the Company, has received and signed a Letter of Offer for a working capital loan of S$432,000 (US$327,397) by an established private lender on February 2, 2024, with a loan term of 5 years at an interest rate of 7.50% per annum. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future public offering.

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

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

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

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, estimates for useful lives of intangible assets, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for expected credit loss and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

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

Foreign currency translation and transaction

The accompanying financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore and Malaysia are SGD and Malaysia ringgit (“RM”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

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

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	December 31, 2021	December 31, 2022	December 31, 2023
Year-end spot rate	SGD1.00 = RM3.0968	SGD1.00 = RM3.2860	SGD1.00 = RM2.8720
Average rate	SGD1.00 = RM3.0817	SGD1.00 = RM3.1917	SGD1.00 = RM2.9471

Year-end spot rate	SGD1.00 = USD0.7396	SGD1.00 = USD0.7460	SGD1.00 = USD0.7580
Average rate	SGD1.00 = USD0.7442	SGD1.00 = USD0.7241	SGD1.00 = USD0.7447

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2023 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7580, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

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

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021, 2022 and 2023, the Company made S$23,210, S$9,102 and S$9,802 (US$7,430) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2021, 2022 and December 31, 2023, no allowance was deemed necessary.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the accumulated deferred IPO cost was S$676,321 (US$504,567). As of March 21, 2023 the Group successfully listed in the US Nasdaq. Hence, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

The Company has subsequently completed a follow-on public offering of 3,555,555 ordinary shares on February 16, 2024. As of December 31, 2023, the accumulated deferred costs related to the follow-on public offering was S$114,794 (US$87,012).

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3-5 years
Office equipment	3-5 years
Computers	3 years

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

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2023, the Company as a whole is the reporting unit of goodwill.

Pursuant to ASC 350, the Company has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

Intangible Assets

Intangible assets consist of software and capitalized research and development and customer relationship acquired from a business combination. Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Capitalized Software and research and development

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Company’s development of a proprietary software, HomerAI as well as a few ongoing development technology software. Capitalized software costs are amortized over the estimated useful life of 5 years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment, and none were identified in the year ended December 31, 2023.

During the year ended December 31, 2023, the Company capitalized S$0.9 million (US$0.7 million), under ASC 350 included in intangible assets.

Intangible assets that have determinable lives continue to be amortized over their estimated useful lives as follows:

Software and research and development	5 years
Customer relationships	5 years

Impairment for long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than it was originally estimated. When these events occur, the Company, its wholly-owned subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying value of the assets over the fair value of the assets.

For the years ended December 31, 2023, the Company, its wholly-owned subsidiaries, Ohmyhome BVI and Ohmyhome BVI’s subsidiaries did not accrue impairment charge against intangible assets, including the customer relationship and software and technology.

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023.

For the year ended December 31, 2021, 2022 and 2023, the Company did not accrue impairment charge against software and technology.

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

Stock-based compensation

On December 19, 2023, the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatilities of the Company over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations.

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

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from three sources: (1) revenue from brokerage services, (2) revenue from emerging and other related services, and (3) revenue from estate management services and other related services.

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

2)	Emerging and other related services

The Company generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

3)	Estate management services and other related services

Ohmyhome Property Management Pte. Ltd. earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Company, the MCSTs pay a monthly fee to the Company. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate varies depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Company is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days. The Company also generates revenues from other related services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2021, 2022 and 2023.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2021, 2022 and 2023, the contract liabilities of the Company amounted to S$78,340, S$194,300 and S$103,655 (US$78,568), respectively.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the year ended December 31, 2021, 2022 and 2023, the advertising expense amounted to S$845,793, S$1,037,772 and S$911,055 (US$690,559), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Simply Sakal. As of December 31, 2023, research and development and software and technology, net amounted to S$ 1,125,496 (US$853,101) and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2021, 2022 and 2023, the Company’s selling and marketing expenses were S$1,717,470, S$1,926,003 and S$1,797,033 (US$1,362,111), respectively.

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

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$492,404, S$248,067 and S$25,769 (US$19,532) for the year ended December 31, 2021, 2022 and 2023, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. All assets of the Company are located in Singapore and all revenue is generated in Singapore. The Company has disclosed the relevant metrics for measurement of performance in “ITEM 5. Operating and Financial Review and Prospects”.

Information reported internally for performance assessment as follows:

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange (loss) gain	264,367	-	264,367	200,384
Government grants	25,769	-	25,769	19,532
Other income (expense), net	(171,028)	(2,265)	(173,293)	(131,353)
Income (loss) before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment income (loss)	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

There was only one segment which is the brokerage, emerging and other related services segment as of December 31, 2021 and 2022.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2021, 2022 and 2023. The Company had no uncertain tax positions for the year ended December 31, 2021, 2022 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares. For the year ended December 31, 2023, the total diluted ordinary share was 18,461,340 as compared to the basic number of ordinary share issued at 17,860,622 as of December 31, 2023.

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

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of December 31, 2023, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.85% of the account receivables respectively. None of the customers consisted of more than 10% of account receivables as of December 31, 2021 and 2022, respectively.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Company’s total revenue. Other than that, no major customers contributed more than 10% of revenue for the year ended December 31, 2021, 2022, and 2023. Details are disclosed in the Note 10.

Concentration of vendors

For the year ended December 31, 2021, one vendor, who is a reputable global internet company focusing on search engine technology, online advertising and other computing technologies, accounted for 31.2% of the Company’s total purchases.

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two of vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

For the year ended December 31, 2023, no vendor accounted for more than 10% of total purchases. One vendor, who is providing search engines and on-line advertising, accounted for 29% of the Company’s account payable.

As of December 31, 2021, one vendor, who is providing construction and development services, accounted for 15.4% of the account payable. As of December 31, 2023, two vendors, both providing construction and development services, accounted for 22.1% and 10.4% of the Company’s account payable respectively.

Recently adopted accounting pronouncements

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

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted the ASU on January 1, 2023 and the adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operation and comprehensive loss and statements of cash flows.

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

The following table presents the Company’s revenues disaggregated by service lines for the years ended December 31, 2021, 2022 and 2023:

		For the year ended December 31,
	2021	2022	2023	2023
	SGD	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	3,475,750	3,069,160	2,806,930	2,127,590
Related Parties	255,836	2,900	11,000	8,338
	3,731,586	3,072,060	2,817,930	2,135,928
- Property Management
Independent Third Parties	-	-	846,726	641,799
	-	-	846,726	641,799
- Emerging and other services
Independent Third Parties	650,097	970,376	828,509	627,991
Related Parties	-	2,983,156	511,328	387,575
	650,097	3,953,532	1,339,837	1,015,566

Total operating revenues	4,381,683	7,025,592	5,004,493	3,793,293

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
Accounts receivable	156,604	252,818	590,691	447,731
Less: Allowance for expected credit losses	(23,210)	(9,102)	(9,802)	(7,430)
Total accounts receivable, net	133,394	243,716	580,889	440,301

Movements of allowance for expected credit losses accounts are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD

Allowance for expected credit losses, beginning balance	3,712	23,210	9,102	6,899
Addition	23,210	16,683	7,619	5,776
Write-off / recovery	(3,712)	(30,791)	(6,919)	(5,245)
Allowance for expected credit losses, ending balance	23,210	9,102	9,802	7,430

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
Within 30 days	63,640	127,415	521,337	395,162
Between 31 and 60 days	23,663	42,445	5,698	4,319
Between 61 and 90 days	14,145	59,960	10,405	7,887
More than 90 days	31,946	13,896	43,449	32,933
Total accounts receivable, net	133,394	243,716	580,889	440,301

Note 6 - Deposit for an acquisition

Deposit for an acquisition consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
Deposit for an acquisition [i]	-	-	3,370,757	2,554,959
Less: Long term portion	-	-	-	-
Deposit for an acquisition – current portion	-	-	3,370,757	2,554,959

[i]	As at December 31, 2023, the Company had a deposit for an acquisition include the amounts of S$618,286 which is the outstanding balance of a loan facility that the Company, on May 26, 2023, offered to Ohmyhome Property, Inc. to support working capital for budding real estate agency Ohmyhome Property, Inc., with interest charged at 5% per annum and repayment term of 1 year or 14 days from the date of demand, and S$2,686,340 (US$1,986,288) which is the debt purchased from the debt seller on July 3, 2023 and its interest that is owed by Ohmyhome Property, Inc. The Company intends to acquire Ohmyhome Property Inc. and the amount due from Ohmyhome Property Inc. will be taken into consideration in the potential acquisition.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
At cost:
Office furniture and fittings	149,929	150,000	166,901	126,507
Office equipment	135,885	151,141	211,066	159,984
Leasehold improvements	9,732	9,732	10,260	7,777
Total	295,546	310,873	388,227	294,268
Accumulated depreciation	(245,559)	(275,511)	(309,959)	(234,942)
Loss of disposal of property and equipment	-	-	453	343
Property and equipment, net	49,987	35,362	78,721	59,669

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 amounted to S$12,886, S$29,952 and S$34,448 (US$26,111) respectively.

No impairment loss had been recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

Note 8 - Intangible Assets

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	2021	2022	2023	2023
	SGD	SGD	SGD	USD
Beginning of year	-	-	-	-
Customer relationships	-	-	1,944,044	1,473,542
Software	-	-	271,693	205,937
Research and development	-	-	885,675	671,321
Less: accumulated amortization	-	-	(123,848)	(93,873)
End of year	-	-	2,977,564	2,256,927

Estimated amortization expense for each of the next five years:

$
2024	(651,035)
2025	(651,035)
2026	(651,035)
2027	(565,450)
2028	(459,009)
(2,977,564)

Note 9 – Goodwill

Changes in the carrying amount of goodwill were as follows:

	2021	2022	2023	2023
	SGD	SGD	SGD	USD
Beginning of year	-	-	-	-
Acquisition (Note 9)	-	-	2,213,460	1,677,753
End of year	-	-	2,213,460	1,677,753

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At December 31, 2023, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market conditions, overall financial performance related to the operation, consider plans and strategies of the reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment being recorded.

Note 10 – Business combination

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, acquired 100% of the total number of issued shares in the capital of Simply Sakal Pte. Ltd. (“Simply”), a tech-enabled property management company in Singapore, for the total consideration of S$4,712,000, consisting of S$1,712,000 in cash and S$3,000,000 in the form of consideration shares, which shall be satisfied by way of the Cash Consideration and the allotment and issuance of the Consideration Shares in four (4) tranches in accordance with the Sale and Purchase Agreement (“SPA”).

On October 6, 2023, the Company paid the first tranche of the S$513,600 in Cash Consideration and issued 171,384 Ordinary Shares “to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. Upon completion of the Simply Sakal Acquisition, Simply became an indirect wholly-owned subsidiary of the Company.

With the acquisition of Simply, Ohmyhome has expanded its services to include property management services, to provide residents of private condominiums and executive condominiums in Singapore with quality estate management services and a technology platform for users to access the services and provide feedback with ease.

Acquisition-related costs of S$90,375 (US$68,502) are included in general and administrative expenses in the Company’s income statement for the year ended December 31, 2023. The fair value of the common shares issued as part of the consideration paid for Simply was determined on the basis of the value of the consideration at each issuance as specified in the SPA.

Goodwill of S$ 2,213,460 (US$1,677,753) arising from the acquisition consisted largely of synergies resulting from the combining of the operations of the companies. The fair value of S$1,944,044 (US$1,473,542) of intangible assets was related to potential customer relationships derived from existing customers. The following table summarizes the consideration paid for Simply and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

October 6, 2023
Consideration	SGD
Cash	513,600
Equity instruments	750,000
Consideration payables	3,239,193
Fair value of total consideration transferred	4,502,793

SGD
ASSETS
Cash and bank balances	204,289
Accounts receivable	190,283
Prepayments	12,926
Deposits	16,160
Property and equipment, net	27,845
Intangible assets	271,693
Operating lease right-of-use assets, net	14,817
Other assets	43,235
Total assets	781,248

LIABILITIES
Accounts payable	86,798
Accrued liabilities and other payables	242,604
Bank loans, current portion	43,413
Operating lease obligation, current	15,241
Bank loans, non-current portion	47,903
Total liabilities	435,959

Total identifiable net assets	345,289

Intangible asset (customer relationship)	1,944,044
Goodwill	2,213,460
Fair value of total consideration transferred	4,502,793

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include customer receivables with a fair value and gross contractual amounts receivable of S$190,283 on the date of acquisition.

The following table presents supplemental unaudited pro forma information as if the acquisition had occurred at the beginning of 2023. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

	December 31, 2023	December 31, 2023
	SGD	USD
Revenue	7,315,963	5,545,337
Net loss	(6,368,852)	(4,827,448)
Basic earnings per share	(0.36)	(0.27)
Diluted earnings per share	(0.34)	(0.26)

Note 11 – Stock-based compensation

The Company has one share-based compensation plan as describe below. Total compensation cost that has been charged against income for the plan was S$537,756 (US$407,607) during the year ended December 31, 2023.

Stock Option Plan

In December 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted and outstanding, 1,025,527 options have been granted and outstanding, of which 688,652 options were granted to certain of our management members and directors.

The following summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. Except for 75,986 has vesting period of 1 year, all option has vested immediately from the date of grant.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. An illiquidity discount was estimated which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

2023

Risk-free interest rate	3.93%
Illiquidity Discount	30%
Expected stock price volatility	62.3%
Dividend yield	-%

A summary of the activity in the 2023 Equity Incentive Plan follows:

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	-	-	-	-
Granted	1,025,527	1.67	9.3	429,388
Exercised	-	-	-	-
Forfeited or expired	-	-	-
Outstanding at end of year	1,025,527	1.67	9.3	429,388
Fully vested and expected to vest	945,541	1.60	9.4
Exercisable at end of year of 2023	945,541	9.4	9.4	407,607

Information related to the stock option plan during each year follows:

	2022	2023	2023
	SGD	SGD	USD
Intrinsic value of options exercised		-	-
Cash received from option exercises		-	-
Tax benefit from option exercises		-	-
Weighted average fair value of options granted		566,492	429,388

As of December 31, 2023, there was S$28,736 (US$21,781) of total unrecognized compensation cost related to non-vested stock options granted under the 2023 Equity Incentive Plan. The cost is expected to be recognized under a weighted average period of 7.4 year.

Note 12 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021 SGD	December 31, 2022 SGD	December 31, 2023 SGD	December 31, 2023 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	56,663	23,005	-	-
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	715,566	518,715	315,878	239,428
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	317,934	239,982	159,859	121,170
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, Director of the Company	-	-	82,018	62,168
Total				1,090,163	781,702	557,755	422,766
Bank loans, current portion				299,543	305,965	331,528	251,291
Bank loans, non-current portion				790,620	475,737	226,227	171,475

Interest expense for the years ended December 31, 2021, 2022 and 2023 amounted to S$36,696, S$32,127 and S$19,105 (US$14,481) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2024	331,528	251,291
2025	226,227	171,475
Total	557,755	422,766

Note 13 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD

Accrued payroll and welfare*	68,087	73,110	491,009	372,174
Accrued expenses**	66,606	13,400	319,486	242,163
Other tax payable***	67,347	25,101	86,788	65,783
Other payable****	82,605	142,685	596,757	452,330
Total accrued liabilities and other payables	284,645	254,296	1,494,040	1,132,450

*	Includes salary and fees due to directors amounting to S$427,896 as of December 31, 2023, whereas the salaries were due and payout was postponed as agreed with the directors.

**	Accrued expenses mainly consist of accrual of professional service fees and other costs incurred yet to bill.

***	Mainly refers to Goods and Services Tax (“GST”) payable. Sales revenue and purchase expense represent the invoiced value of goods, net of GST. The sales of the Company’s products and services are subject to a GST on the gross sales price. The Company is subject to GST at the prevailing rate in Singapore (currently 9%) and is exempted Sales and Service Tax from Malaysia. The GST will be offset by GST paid by the Company on purchase of renovation materials and other products, or services included in the cost of providing services and other expenses.

****	Other payable mainly consists of payable for other services and utilities expenses. As of December 31, 2023, there is a short-term advances from directors with a balance of S$541,636 (US$410,548).

Note 14 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors
Termbasu Holding Pte Ltd	Owned by the Chairman of the board of Directors

For the years ended December 2021, 2022 and 2023

Related party balances

Transaction nature	Name	2021		2022		2023		2023
		SGD		SGD		SGD		USD
Amount due to	Vienna Management Ltd	-		2,290,044	ii	-		-

Amount due from	Vienna Management Ltd	870,728	[i]

Amount due from	Anthill Corp	-		-		3,495	iv	2,649

Contract liability	Mr. Loh	-		103,908	iii	-		-

Amount due to	Ms. Wong Wan Chew	-		-		240,000	[v]	181,915

Amount due to	Ms Wong Wan Pei	-		-		188,425	vi	142,822

[i]	The Company had an unsecured, interest-free loan to Vienna Management Ltd amounting to S$870,728 in December 2021. As of December 31, 2021 and 2022, the loan balance due from Vienna Management Ltd amounted to S$870,728 and nil respectively. The amounts were wholly settled in cash in February 2022.

iii	On May 1, 2019 and December 1, 2022 the Company entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Company’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

iii	On February 25, 2022, the Company entered into a services agreement with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in consideration S$3,618,250 (US$2,699,381). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022.

iv	On June 22, 2023, the Company extended payment for Notarization services for Anthill Corp in view of operational urgency. This amount will be recovered by December 31, 2024 from Anthill Corp.

[v]	On December 28, 2023, Ms. Wong Wan Chew made short-term advances to the Company S$240,000 for general working capital and general corporate purposes.

vi	On March 10 and September 12, 2023, Ms. Wong Wan Pei paid on behalf of the Company using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Company repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Wong Wan Pei made short-term advances to the Company S$200,000 for general working capital and general corporate purposes.

Related party transactions

Transaction nature	Name	December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2023
		SGD		SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	1,050	(1)	2,900	(1)	-		-
Brokerage services provided to	Mr. David Loh			-		11,000	(3)	8,338
Brokerage services provided to	Termbasu Holding Pte Ltd	254,786	(2)	-		-		-
Emerging and other services to	Mr. David Loh	-		2,981,957	(4)	511,040	(4)	387,357
Emerging and other services to	Ms. Rhonda Wong	-		1,199	(5)	288	(5)	218

(1)

Ms. Rhonda Wong engaged the Company to look for tenant for a property in September 2021 and March 2022. The respective project was completed during year ended December 31, 2021 and 2022, and Ms. Rhonda Wong paid the rental commission to the Company, being S$1,050 and S$2,900 (US$2,164).

(2)	Termbasu Holding Pte Ltd entered seven (7) service agreements with the Company to sale seven (7) private properties in January 2022. The commission was 2% of transaction price and paid upon completion of the transactions during the year ended December 31, 2022.

(3)	Mr. David Loh engaged the Company to look for a tenant for a property and was completed during the year ended December 31, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,338) to the Company.

(4)	On February 25, 2022, the Company entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,492,997 (US$2,612,033). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Company in consideration S$3,085,865 (US$2,302,197). The Company received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Company recognized revenue S$2,981,957 (US$2,224,676) for the project. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$387,357).

(5)

Ms. Rhonda Wong engaged the Company to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Company.

Ms. Rhonda Wong engaged the Company to perform aircon cleaning for her house and the project was completed during the year ended December 31, 2023, and Ms. Rhonda Wong paid a service fee of S$288 (US$218) to the Company.

Note 15 – Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Ohmyhome BVI do not accrue income taxes.

Singapore

Ohmyhome (S), Ohmyhome Renovation Pte Ltd, Ohmyhome Insurance Pte Ltd, Cora Pro Pte Ltd and DreamR Projects Pte. Ltd., Ohmyhome Property Management Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2021, 2022 and 2023, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

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

The components of loss before income taxes were comprised of the following:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(1,764,537)	(2,959,534)	(5,434,925)	(4,119,554)
Malaysia	(128,738)	(114,507)	(81,299)	(61,623)
Loss before income taxes provision	(1,893,275)	(3,074,041)	(5,516,224)	(4,181,177)

The provision for income taxes consisted of the following:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	SGD	USD
Deferred tax assets:
Singapore	255,364	503,121	924,114	700,458
Malaysia	21,885	19,466	13,644	10,342

Less: valuation allowance
Singapore	(255,364)	(503,121)	(924,114)	(700,458)
Malaysia	(21,885)	(19,466)	(13,644)	(10,342)
Deferred tax assets	-	-	-	-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

Note 16 – Equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 16,250,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. A further 2,800,000 shares were issued by March 23, 2023, and 171,384 shares were issued on October 6, 2023, resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2023. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Note 17 – Commitment and Contingencies

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

For the years ended December 31, 2021, 2022 and 2023, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2023 as follow:

Twelve months ending December 31,	Minimum lease payment
2024	348,323
2025	113,129
2026-2027	-
Total future lease payment	461,452
Amount representing interest	(5,761)
Present value of operating lease liabilities	455,691
Less: current portion	(342,983)
Long-term portion	112,708

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2023:

Weighted average discount rate	2.15%
Weighted average remaining lease term (years)	2.0 years

Note 18 – Subsequent events

The Company has assessed all events from December 31, 2023, up through April 23, 2024 which is the date that these consolidated financial statements are available to be issued.

On February 16, 2024, the Company completed its follow-on public offering. In this offering, the Company issued 3,555,555 Ordinary Shares at a price of US$1.35 per share. The Company received gross proceeds in the amount of US$4.8 million before deducting any underwriting discounts or expenses.

Ohmyhome Pte. Ltd., a wholly owned subsidiary of the Company, has signed a Letter of Offer for a working capital loan of S$432,000 (US$327,397) by an established private lender on February 2, 2024, and has received S$427,216 (US$323,820) in proceeds net of administrative fees on April 19, 2023, with a loan term of 5 years at an interest rate of 7.50% per annum.

Aside to this, there are no material subsequent events that require disclosure in these consolidated financial statements.

