Form 20-F/A
period 2023-12-31
Ohmyhome Ltd
filed 2024-05-13
CIK 1944902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☐ Yes ☐ No

Explanatory Note

The sole purpose of this Amendment No. 1 to the Annual Report on Form 20-F of Ohmyhome Limited for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 23, 2024 (the “Form 20-F”), is to disclose that each requirement under the Nasdaq Capital Market rules of which the Company does not comply and chooses to follow the home country rule. The only pages that have been revised are page 26 under “Item 3.D. – Risk Factors - As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards,” page 26 under “Item 3.D. – Risk Factors - Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares,” and page 113 under “Item 16G. Corporate Governance.”

Except for the description above, no other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. See “Item 16G. Corporate Governance” for more information. As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares.

Our 2023 Equity Incentive Plan permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

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

Certain judgments obtained against us by our shareholders may not be enforceable.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

In December 2023, the board of directors of the Company adopted the 2023 Equity Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

2.1**	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.2	Employment Agreement by and between Ohmyhome (S) and Rhonda Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.3	Employment Agreement by and between Ohmyhome (S) and Cui Kewei Joshua dated June 6, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.4	Employment Agreement by and between Ohmyhome (S) and Race Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.5	Loan facility agreement between Vienna Management Ltd. (Lender) and Ohmyhome (S) (Borrower) dated May 1, 2019 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.2**	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1**	Consent of WWC, P.C.

97.1**	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with the annual report on Form 20-F dated April 23, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer, Chief Financial Officer, and Director

Date: May 13, 2024

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

