Form 20-F
period 2024-12-31
Ohmyhome Ltd
filed 2025-04-29
CIK 1944902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive offices)

Rhonda Wong

ir@ohmyhome.com

+65 6886 9009

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,590,308   ordinary shares issued and outstanding as of December 31, 2024.

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

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“AI” refers to artificial intelligence.

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Group adopted on November 28, 2022, and as amended from time to time.

●	“Anthill” refers to Anthill Corporation Pte. Ltd., a company incorporated in Singapore and owned as to 50% each by Ms. Rhonda Wong and Ms. Race Wong and which own 8,415,406 Ordinary Shares representing approximately 35.67% of the entire issued share capital of our Company.

●	“BVI” refers to the British Virgin Islands.

●	“CEA” refers to Council for Estate Agencies of Singapore.

●	“Company” or “our Company” refers to Ohmyhome Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 19, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands, as amended, supplemented or modified from time to time.

●	“Cora.Pro” refers to Cora.Pro Pte. Ltd., a company incorporated in Singapore on May 21, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“COVID-19 Act” refers to the COVID-19 (Temporary Measures) Act 2020 of Singapore, as amended, supplemented or modified from time to time.
●	“COVID-19 Regulations” refers to the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 of Singapore, as amended, supplemented or modified from time to time.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“DIY” refers to do-it-yourself.

●	“DreamR” refers to The DreamR Project Pte. Ltd., a company incorporated in Singapore on December 7, 2021, and an indirect wholly-owned subsidiary of our Company.

●	“Estate Agents Act” refers to the Estate Agents Act 2010 of Singapore, as amended, supplemented or modified from time to time.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“MATCH” refers to the property matching technology and algorithm developed by our Group.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Ms. Race Wong” refers to Ms. Wong Wan Pei, our Director, and Chief Operating Officer.

●	“Ms. Rhonda Wong” refers to Ms. Wong Wan Chew, our Director, Co-Chief Executive Officer, and Chief Financial Officer.

●	“Ohmyhome (BVI)” refers to Ohmyhome (BVI) Limited, a company incorporated in the BVI on July 27, 2022, and a wholly-owned subsidiary of our Company.

●	“Ohmyhome (I)” refers to Ohmyhome Insurance Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (M)” refers to Ohmyhome Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (R)” refers to Ohmyhome Renovation Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (RL)” refers to Ohmyhome Realtors Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (S)” refers to Ohmyhome Pte. Ltd., a company incorporated in Singapore on June 12, 2015, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome Property Management (S)” refers to Ohmyhome Property Management Pte. Ltd., a company incorporated in Singapore and a wholly-owned subsidiary of our Company. With effect from November 8, 2023, the name of the company was changed from Simply Sakal Pte. Ltd. to Ohmyhome Property Management Pte. Ltd.

●	“Ordinary Shares” refers to the ordinary shares in the capital of our Company.

●	“Operating Subsidiaries” refers to Ohmyhome (S), Ohmyhome (I), Ohmyhome (R), Cora.Pro, DreamR, Ohmyhome Property Management (S), Ohmyhome (M) and Ohmyhome (RL).

●	“Other Existing Shareholders” refers to the existing shareholders of our Company immediately prior to the initial public offering (excluding Anthill), namely Ang Yen Ney, Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd. and Tsai Chun-Chia (all of whom are Independent Third Parties except Anthony Craig Bolger, Lee Kwi Thai and Vienna Management Ltd.) holding 284,806; 58,693; 344,593; 591,395; 230,215; 1,785,941; 460,429; 118,662; 122,307; 1,227,446; 292,280; 301,120; 625,024 and 416,683 Ordinary Shares, respectively.

●	“Representative” refers to Prime Number Capital LLC, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to the initial public offering.

●	“RM” refers to Malaysian ringgit, the lawful currency of Malaysia.

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time.

●	“Shareholders” refers to the holders of Ordinary Shares.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“Simply” or “Simply (Singapore)” refers to Simply Sakal Pte. Ltd., a company incorporated in Singapore and a wholly-owned subsidiary of our Company. With effect from November 8, 2023, the name of the company was changed from Simply Sakal Pte. Ltd. to Ohmyhome Property Management Pte. Ltd.

●	“Super Agents” refers to licensed real estate agents and salespersons employed by our Group on a full-time basis and not associated with any other agencies in the jurisdictions where we operate.

●	“TDSR” refers to the Total Debt Servicing Ratio.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

●	“U.S.” or “United States” refers to the United States of America.

●	“VR” refers to virtual reality.

Ohmyhome Limited is a holding company with operations conducted in Singapore and Malaysia through its operating subsidiaries in Singapore and Malaysia, using Singapore dollars and Malaysian Ringgit. Our reporting currency is in Singapore dollars. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3662 to   US$1.00 for the financial year ended December 31, 2024 amounts, S$1.3193 to US$1.00 for the financial year ended December 31, 2023 amounts, S$1.3404 to US$1.00 for the financial year ended December 31, 2022 amounts, S$1.352 to US$1.00 for the financial year ended December 31, 2021 amounts, S$1.3800 to US$1.00 for the financial year ended December 31, 2020 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

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

Risks Relating to Our Business and Industry

●	We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers (at page 7).

●	We may be unable to maintain our relationships with our existing third party business partners and/or develop relationships with new third party partners (at page 8).

●	We may be unable to generate profit in the future or at all (at page 9).

●	Our business model and growth strategy depend on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner (at page 10).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (at page 11).

●	The proper functioning and reliability of our online platform is essential to our business (at page 11).

●	We depend on the reliable performance of third party networks and mobile infrastructure (at page 12).

●	We incur costs and are subject to certain challenges which our competitors with different business models do not face (at page 12).

●	We may be unable to successfully renew our estate agent license (at page 13).

●	Our business is dependent on the availability of mortgage financing (at page 14).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (at page 14).

●	We may be unable to adequately protect our intellectual property and proprietary rights (at page 15).

●	We rely on certain technology and software licensed from third parties (at page 17).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities. (at page 17).

●	We are dependent on key management personnel for our future success and growth (at page 18).

●	We may be unable to attract, retain, effectively train, motivate, and utilize Super Agents (at page 19).

●	We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business (at page 21).

●	Acquisitions by our Company have potential benefits, such as expanding product and service offerings, entering new markets, and acquiring new technologies, but also carries risks such as integration, cultural, financial, regulatory, and legal risks (at page 22).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (page 23).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to you (page 24).

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (page 24).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 25).

●	Short selling may drive down the market price of our Ordinary Shares (page 26).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (page 26).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market Listing Rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing Rules (page 26).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (page 26).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 27).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 27).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 28).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 28).

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all (page 29).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events (page 29).

●	We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company (page 29).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (page 30).

Risks Relating to the Jurisdictions where we operate

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (at page 30).

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

In terms of our in-house staff, although we have implemented various service protocols and conduct regular trainings to ensure the service quality of our Super Agents and relationship managers, we cannot guarantee that we will effectively manage all of our employees to ensure consistent and satisfactory customer experience in all service settings. Our brokerage services is our core business, which generated a revenue of S$3,072,060, S$2,817,930 and S$3,906,953 representing 43.7%, 56.3% and 36%   of our total revenue for the years ended December 31, 2022, 2023, and 2024 respectively. As such, we are heavily reliant on our Super Agents to provide high standards of service to our customers looking to engage professional property agents for their property transactions. Our Super Agents may, from time to time, fail to fully comply with our protocols and relevant laws or regulations and/or may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image. While we have, in the past, received customer complaints in respect of the service standards of some of our Super Agents, such complaints are relatively minor in nature and are resolved expeditiously, such as by changing the Super Agent serving the customer in question, at no additional cost to the customer. If we are unable to continue to provide satisfactory customer experience, our customers may choose other service providers over our platform for their intended property transactions, which could adversely and materially impact our business, prospects, financial condition and results of operations.

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

We recorded a negative cash flow from operating activities of S$3,106,317 as at December 31, 2022, and a negative cash flow from operating activities of S$4,854,939 (US$3,679,937) as at December 31, 2023, and a negative cash flow from operating activities of S$3,025,371(US$2,214,442) as at December 31, 2024. We may continue to record net current liabilities, a total deficit and/or negative cash flow from operating activities in the foreseeable future, which can expose us to liquidity risks. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

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

In addition, any changes in laws, regulations, government policies, codes of conduct and other applicable requirements, such as adverse tax (including stamp duty land tax) policies, changes in the regulation of the property technology and/or real estate agency industry or changes in regulations relating to the granting of mortgages to potential buyers (such as the TDSR framework - see “Item 3. Key Information-3.D. Risk Factors- Risks Related to Our Business and Industry - Our business is dependent on the availability of mortgage financing”), may depress the property market and the volume of property transactions in the jurisdictions we operate in, or may increase the cost or reduce the profitability of providing services related to such transactions. Changes may also limit our ability to offer certain property-related services, or subject it to more stringent requirements. While some of these policies and changes may have a positive impact on the property market in the long-run, such changes may create uncertainty and decrease residential property transaction volumes in the short-term, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We are adversely affected by factors that reduce transaction volumes, sales prices and/or rental rates in the property markets of jurisdictions we operate in, particularly the Singapore residential property market, which accounted for a significant proportion of our Group’s total income in 2022, 2023 and 2024.

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

Our success and ability to compete depends in part on our intellectual property. As of December 31, 2024, we have one (1) registered trademark in Singapore and one (1) registered trademark in the Philippines. We have filed applications for the registration of one (1) trademark in Malaysia  .

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

Our Group’s growth to-date is attributable to contributions and expertise of our key management personnel, who each have valuable and extensive experience and knowledge of the industry. In particular, our Co-Chief Executive Officer, Ms. Rhonda Wong and our Chief Operating Officer, Ms. Race Wong have been instrumental in formulating our business strategies and spearheading the growth of our business and operations. Our continued success and growth will depend, to a large extent, on our ability to retain the services of our key management personnel. We do not currently maintain any key-man insurance. The loss of services of any of our key management personnel or skilled employees without suitable and timely replacements may materially and adversely affect our business, prospects and financial condition and results of operations.

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

Our brokerage service, which formed the bulk of our revenue for the fiscal years ended December 31, 2022 and 2023, 2024 depends heavily on our ability to attract, retain and to effectively train our Super Agents. In this regard, our compensation model for our Super Agents differs from the typical model under traditional brokerage agencies, where we provide incentives to our Super Agents based on the number of transactions completed, as opposed to the value of each transaction. As a result, depending on the value and nature of the property being transacted, our Super Agents may earn less on a per transaction basis than traditional agents, which may be unattractive to some agents. As our compensation model is uncommon in the real estate brokerage industry, certain agents may find this to be unattractive and may prefer the independent contractor, commission-driven compensation model used by most traditional brokerages. If we are unable to attract, retain, effectively train, motivate, and utilize our Super Agents, we may be unable to grow our revenue in our brokerage service sector, which could adversely harm our business, prospects, financial condition and results of operations.

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

2024 has seen some recovery in transactions in the Singapore market as a result of stabilizing mortgage rates. In August 2024, HDB announced a lowering of Loan-to-Value limit for HDB housing loans by 5% from 80% to 75%, which may impact buyers’ ability to afford higher valued homes due to increased cash outlay. In 2024, the market recovered from the series of government cooling measures and have witnessed a growth of 8.4% in HDB resale transactions according to HDB resale statistics1, and 24.0% growth in private property transactions according to Urban Redevelopment Authority of Singapore2. As a result of our growth in our HomerAI product as well as integration with our acquired property management business, our Brokerage Services segment in financial year 2024 has seen a growth of 38.6% as compared to 2023.

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

Acquisitions by our Group has potential benefits such as expanding product and service offerings, entering new markets, and acquiring new technologies, but also carries risks such as integration, cultural, financial, regulatory, and legal risks.

Acquisitions by our Group such as the Simply Sakal Acquisition (see Section 4.B. Business Overview - Recent Developments - beginning on Page 35) allows us to expand our product and service offerings, enter new markets, and acquire new technologies. However, acquisitions can also be complex and challenging, and they can carry a number of risks, including:

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

The property management industry may be regulated in the future, which could impact the Group’s business and financial performance.

Following completion of the Simply Sakal Acquisition, our business includes providing property management solutions. The business of property management is not currently governed by regulations in Singapore. However, this might change in the future, and we could incur additional costs having to comply with such regulation. There is no guarantee that we will be able to comply with such regulation in the future. This could have a significant impact on our business and financial performance. If the Singapore government does enact regulations on the property management industry, the Group would need to utilize additional resources in order to comply with these regulations. These costs could reduce the Group’s profitability. Additionally, if the Group is unable to comply with the regulations, it could be subject to fines or other penalties.

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

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Group or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

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

Government regulation of loans and direct investments by our Group to our foreign subsidiaries may delay or prevent us from making loans or additional capital contributions, which could materially and adversely affect our liquidity and ability to expand our business and operations in such jurisdictions.

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

Item 4. Information on the GROUP

4.A. History and Development of the Group

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

Ohmyhome Property Management (S)

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company acquired 100% of the total number of issued shares in the capital of Simply and subsequently renamed it to Ohmyhome Property Management Pte. LTd.. Simply was incorporated in Singapore as a private company limited by shares on January 4, 1995 and is a tech-enabled property management company in Singapore.

Corporate Information

We were incorporated in the Cayman Islands on July 19, 2022. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Our principal executive office is at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932. Our telephone number at this location is +65 6886 9009. Our principal website address is https://ohmyhome.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

We are a data and technology-driven property technology company based in Singapore. Through our subsidiaries, we operate a one-stop-shop property platform which provides end-to-end property solutions and services for our customers, for both the HDB property market and the private property market, which comprises brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services. We operate on a data-driven customer-centric business model and through our platform, we seek to provide a comprehensive suite of property solutions and services to aid our customers in every step of their property transaction journey, with the objective of making property transactions and related services simple, efficient and affordable for all. Since the incorporation of our subsidiary, Ohmyhome (S), in 2015 and the commencement of our business operations in 2016, our platform has facilitated over 7,485 agent brokerage transactions and other property-related services and over 10,212 self-transacted online property transactions, with an aggregate GTV of over US$3.47 billion,   as of December 31, 2024, making us one of Singapore’s largest integrated property transactions and services platforms, according to Frost & Sullivan. We operate our Ohmyhome platform in Singapore and Malaysia. Today, Ohmyhome has been ranked Singapore’s top mobile application for property listings and transactions by customer ratings and is a leading one-stop property platform for property transactions and property-related services for both the HDB property market and the private property market, according to Frost & Sullivan.

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

For the financial year ended December 31, 2022, we generated revenue of approximately S$7.0 million, representing an annual growth of 60.4%. Our revenue generated by brokerage services constituted 43.7% of our total revenue for the financial year ended December 31, 2022. Our revenue generated by emerging and other services constituted 56.3% of our total revenue for the financial year ended December 31, 2022.

For the financial year ended December 31, 2023, we generated revenue of approximately S$5.0 million, representing an annual growth of 28.3%. Our revenue generated by brokerage services constituted 56.3% of our total revenue for the financial year ended December 31, 2023. Our revenue generated by emerging and other services constituted 26.6% of our total revenue for the financial year ended December 31, 2023. Our revenue generated by newly acquired property management services constituted 16.8% of our total revenue for the financial year ended December 31, 2023.

For the financial year ended December 31, 2024, we generated revenue of approximately S$10.9 million, representing an annual growth of 118%. Our revenue generated by brokerage services constituted 36% of our total revenue for the financial year ended December 31, 2024. Our revenue generated by emerging and other services constituted 26% of our total revenue for the financial year ended December 31, 2024. Our revenue generated by newly acquired property management services constituted 38% of our total revenue for the financial year ended December 31, 2024.

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

On September 9, 2024, the Company entered into compensation settlement agreements (the “Compensation Settlement Agreements”) with two of its directors, Rhonda Wong and Race Wong. Since January 2024, each director had voluntarily withheld their compensation. Pursuant to the Compensation Settlement Agreements, the Company agreed to settle the outstanding compensation by issuing ordinary shares to each director. Under the terms of the Compensation Settlement Agreements, the Company issued 217,565 ordinary shares to each director. The number of shares was determined based on the market price of the Company’s ordinary shares of $0.405 per share, reflecting a total settlement amount of S$114,548 (US$88,114) per director. The shares were issued on October 4, 2024.

On January 23, 2025, the proposed acquisition of Ohmyhome Property Inc. was subsequently completed and Ohmyhome Property Inc. has become a fully owned subsidiary of Ohmyhome (BVI) Limited.

On March 10, 2025, the Company has effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-10. The reverse stock split was approved by the Company’s shareholders at a special meeting held on January 24, 2025. Ohmyhome Ltd ordinary shares began trading on an adjusted basis, reflecting the reverse stock split, under the existing ticker symbol “OMH.”

On March 18, 2025, the Company has filed a registration statement form F-3 that allowed the Company to, from time to time in one ore more offerings, offer and sell up to $300,000,000 in the aggregate of Ordinary Shares, preferred shares, warrants, units and rights to purchase Ordinary Shares, preferred shares, debt securities, rights or any combination of the foregoing, and has received the notice of effectiveness on March 19, 2025.

Nasdaq Notices

The Company received a written notice from the Listing Qualifications Staff of Nasdaq regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2) on April 30, 2024, which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Nasdaq Listing Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. The Company was provided a period of 180 calendar days, until October 28, 2024, to regain compliance.

On October 29, 2024, the Company received a written notice from Nasdaq (the “October 2024 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by October 28, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until April 28, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

On March 24, 2025, Ohmyhome Limited received a letter from Nasdaq (the “March 2025 Notice”) stating that because the Company’s ordinary shares had a closing bid price at or above $1.00 per share for 10 consecutive days, from March 10 through March 21, 2025, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the matter is now closed.

Our Services

Through our Ohmyhome website and mobile application, we provide end-to-end property-related solutions and services for our customers, which consists of (a) brokerage services; and (b) emerging and other property-related services, such as listing and research services, mortgage referral services, legal services, insurance referral services and renovation and home services.

Brokerage Services

We provide brokerage services to customers who wish to engage a professional real estate agent to act as their representative for their property transactions. We will assign one of our Super Agents to our customers based on the location and property in question. Our in-house Super Agents have in-depth knowledge, experience and expertise in the property type and location which they specialize in. According to the CEA’s public database of agent transactions and the Group’s staff list, our Super Agents were listed in CEA’s top 1% of real estate agents in Singapore, based on the volume of selling transactions in 2021 (CEA Salespersons’ Property Transaction Records (Residential) as at May 30, 2022: https://data.gov.sg/dataset/cea-salesperson-residential-transaction-record).

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

While our data-driven platform is free to use for customers who wish to self-transact, our full agent service fees are up to 2% for HDB flats and up to 3% for private properties, and we charge a fixed fee for the provision of documentation services. A significant portion of our revenue is derived from our brokerage services, which generated a revenue of SS$3,072,060, S$2,817,930 and S$3,906,953 representing 43.7%, 56.3% and 35.9% of our total revenue for the years ended December 31, 2022, 2023 and 2024 respectively.

Brokerage services have been and will continue to be a growth area for us, as we believe that home sellers and home buyers are increasingly reliant on online real estate platforms to list and search for properties, coupled with the help of experienced and professional property agents to ensure the transaction takes place smoothly. On average, in 2024, our Super Agents successfully completed approximately 76 sale, purchase, lease and rental transactions per month through our platform.

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

Our Platform

Our one-stop property platform, accessible via our website (www.ohmyhome.com) and mobile application, is a rapidly growing online real estate platform in Singapore, Malaysia and the Philippines (by way of our licensed platform in the Philippines) in terms of  :

●	Downloads: According to data from Appstore for iOS devices and Google Playstore for Android devices, our mobile application had close to 780,000 downloads at December 31, 2024.
●	Monthly Active Users: According to data from Firebase on our mobile application and Google Analytics 4 on our website, we had an average of over 130,000 monthly active users on our website and mobile application in 2024.
●	Visitor Traffic: According to data from Google Analytics 4, our website received a monthly average of over 200,000 unique visitors as of December 31, 2024.
●	Market Share: According to HDB Transaction data and platform statistics, we obtained an estimated 5% market share of the public residential property resale market by number of transactions.
●	Property Listings and Transactions: According to user listings and activities on our website and mobile application, as of December 31, 2024, we had over 2,000 property transactions on our platform.

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

Through our advanced property matching technology and algorithm, 50% of our property transactions are completed within seven (7) days on average. The fastest time taken to sell a property listing on our Ohmyhome platform through our in-house Super Agents has been one (1) day. On average, our Super Agents can complete approximately 76 transactions a year, which is more than 16 times more efficient than the average agent, who closes around 4.6 cases a year, according to CEA and information disclosed by publicly listed brokerage companies in Singapore.

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

Insurance

In accordance with customary industry practice and applicable regulations, we carry real estate professional indemnity and management liability insurance, as well as hospitalization and employer liability insurance in respect of certain of our foreign employees. We also obtain contractors’ all risk insurance in respect of certain assets used in our renovation projects, depending on the size and nature of the project. We do not carry general business interruption or “key person” insurance. We carry Side A Director’s and Officer’s Liability Insurance effective from March 21, 2023 to March 21, 2024. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

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

We provide onboarding training for our Super Agents for them to familiarize themselves with our work processes given our unique operational model and also equip them with the latest technical and market knowledge. We also conduct regular training sessions and regularly gather questions raised by our Super Agents, which are addressed during each session. We also promote collaborative sharing and learning during our training sessions by analyzing rare, unprecedented or difficult scenarios faced by our Super Agents. In addition, we conduct ad-hoc discussions based on latest developments in the market and regulations, to ensure that our Super Agents are prepared and fully equipped to tackle changes in the industry.

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

For mortgage services by the banks, legal services, and insurance services, we provide advertising or referral services to the third party providers for the provision of marketing and advertising of their services on our platform. We refer our customers to them and the contractual relationship is between our customers and such providers directly. The Group is currently not indemnified by third party service providers listed on our platform against customer claims arising from third party services.

In relation to ad-hoc third-party services such as cleaning, painting, moving, handyman services, the contractual relationship is between us and the individual customers for the provision of such services, and we assign the contractor to serve our customers. The Group is currently not indemnified by the service providers against customer claims.

In relation to the subcontractors we work with for renovation and related home services, the contractual relationship is between us and the customer for the provision of renovation services. The Group is currently not indemnified by the service providers against customer claims. However, to minimize our exposure, we carry a Contractor’s All-Risk Insurance coverage for the work done by subcontractors under our employ, and we also hold a retention sum from major subcontractors against the quality and timeliness of their work.

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

The following diagram illustrates the corporate structure of Ohmyhome Limited and its subsidiaries as of the date of this annual report:

Ohmyhome Limited
(Cayman Islands)
100%
Ohmyhome (BVI)
(BVI)
100%
100%
Ohmyhome (S)
(Singapore)
Ohmyhome Property
Management Pte. Ltd
49%
Ohmyhome (M)
(Malaysia) (Note 1)
100%
Ohmyhome (I)
(Singapore)
100%
Ohmyhome (R)
(Singapore)
100%
Cora.Pro
(Singapore)
100%
DreamR
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

D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932 in Singapore, where DreamR, our subsidiary, leased approximately 310 square meters of office space.

We do not own any real property. A description of our leased real properties is set out below:

Location	Group Entity	Usage	Lease Period	Approximate area (square meters)
11 Lorong 3 Toa Payoh, Block B, #04-16 to 21, Jackson Square, Singapore 319579	Ohmyhome (S)	Office	May 1, 2022 to April 30, 2025	1,051

243 Alexandra Road, #02-01 BS Centre, Singapore 159932	DreamR	Office	May 1, 2025 to April 30, 2026	310

No. 8-1, Jalan Jalil 1 Bumi Bukit Jalil Lebuhraya Puchong – Sg Besi, 57000 WP Kuala Lumpur	Ohmyhome (RL)	Office	July 1, 2024 to June 30, 2025	156

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

In order to protect our intellectual property rights, we have adopted various measures. For instance, in respect of our employees, their employment agreements generally contain clauses which provide that all the confidential information, such as trade secrets, know-how, business plans, the Group’s software and documentation, amongst others, are not to be disclosed. Apart from the employment agreement, our employees are also required to separately sign a confidentiality agreement that contain clauses which provide for the protection of all confidential information, non-competition during the period of employment and non-solicitation for a period of one year after termination of employment, and that all inventions made, conceived, reduced to practice, or learned by the employee are the sole property of the Group and all rights, title and interest to such inventions are assigned by the employee to the Group.

In relation to independent contractors which deal with the Group’s intellectual property, our contracts also contain clauses which provide that all intellectual property rights in materials, code or documents created by the contractor will belong to the Group, and that all information and documents provided by the Group to the contractors will be the sole ownership of the Group. Such confidential information and intellectual property include but is not limited to the copyright, trademark, patent, trade secret and work for hire contributions by the contractor for the Group and our affiliates.

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

	For the years ended December 31,			Y-o-Y Growth
Business Metrics	2022	2023	2024	2022-2023	2023-2024
Real Estate Transactions (Number of transactions)	3,395	2,428	2,042	(28.5)%	(15.9)%
Online DIY	2,080	1,719	1,130	(17.4)%	(34.3)%
Agent Brokerage	746	568	681	(23.9)%	19.9%
Emerging and Other Services	569	141	231	(75.2)%	63.8%

Gross Transaction Values (USD Millions)	615.1	449.9	429.3	(26.9)%	(4.6)%
Online DIY	351.2	264.2	148.6	(24.8)%	(43.8)%
Agent Brokerage	244.4	182.7	269.5	(25.2)%	47.5%
Emerging and Other Services	19.5	3	11.2	(84.6)%	273.3%

Property Management
Units under Management	4,648	6,746	9,067	45.1%	34.4%

Revenue (SGD)	7,025,592	5,004,493	10,886,035	(28.8)%	117.5%
Online DIY	-	-	-	-
Agent Brokerage	3,072,060	2,817,930	3,906,953	(8.3)%	38.6%
Emerging and Other Services	3,953,532	1,339,837	2,796,274	(78.6)%	108.7%
Property Management	-	846,726	4,182,808	N.M. *	N.M. *

Brokerage Revenue per Agent Real Estate Transaction (SGD)	4,118.04	4,961.14	5,737.08	20.5%	15.6%
Average Property Transaction per Super Agent per Year	75	63	76	(15.9)%	20.1%

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

The property transaction market in Singapore has seen a decline in 2023 after a myriad of property cooling measures put in place by the Singapore government in December 2021 and throughout 2022 and a new additional HDB Flat Eligibility (HFE) requirement for HDB buyers in 2023. The new additional HFE requirement for HDB buyers led to a much longer time to transact. This is also against the backdrop of rising interest rates leading to higher cost of homeownership, and thus a slowdown in demand for housing particularly in the private property market.

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

In 2024, the market recovered from the series of government cooling measures and have witnessed a growth of 8.4% in HDB resale transactions according to HDB resale statistics1, and 24.0% growth in private property transactions according to Urban Redevelopment Authority of Singapore2.

Comparing our business from 2023 to 2024, our total number of transactions declined by 15.9% primarily due to a 34.3% decline in non-revenue generating DIY transactions, but saw a growth of 19.9% in agent brokerage transactions and a growth of 63.8% in Emerging and Other Services transactions.

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

2 https://www.ura.gov.sg/Corporate/Media-Room/Media-Releases/pr25-05.

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

In 2024, total number of units under management grew by 34.4% from 6,746 in 2023 to 9,067 in 2024.

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

In 2022, 2023 and 2024, brokerage transactions for home sellers constitute majority of the brokerage transactions on Ohmyhome’s platform. We expect brokerage transactions for home sellers to comprise a greater portion of our brokerage transactions over time as we continue to focus on listings as a strategic asset that provides benefits beyond the revenue we generate from home sellers. For example, we believe that increased listings draw more homebuyers to our website and mobile application.

In 2021, our brokerage transaction for private property in our first year of launch into the market consisted of around 10% of the total number of transactions, and it accounts for around 13% of total number of transactions in 2022 and 8% in 2023.

In 2024, private property transactions accounted for around 15% of total number of transactions in 2024.

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

Changes in Government Policies

Cooling measures implemented by the Singapore Government that have specifically impacted us are the increasing of the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, thereby affecting buyers across Singapore. Furthermore, in the first half of 2023, the Singapore government introduced additional property cooling measures, including heightened ABSD rates for Singapore citizens, permanent residents and foreigners, thereby increasing the costs associated with property ownership for foreigners buying any residential property in Singapore, and for Singaporeans and permanent residents buying their residential property beyond their first property. Additionally, for HDB properties, Singapore implemented an additional requirement for purchasers to apply for a HDB Flat Eligibility letter before HDB resale purchasers may obtain an option to purchase from a seller, thereby extending the timeframe for prospective buyers to submit offers and causing delays in the transaction process. Any of such measures and/or factors are likely to depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services. In August 2024, HDB announced a lowering of Loan-to-Value limit for HDB housing loans by 5% from 80% to 75%, which may impact buyers’ ability to afford higher valued homes due to increased cash outlay.

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

We earn brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. Traditional brokerage commissions typically range from 2.0% to 3.0% of a home’s sale price, depending on the market. Our commissions are 1.0% for HDB flats and up to 2.0% for private properties when representing sellers, and equally shared from co-broke arrangements with the seller’s agents when representing buyers.

●	Emerging and Other Services

○	We offer services beyond helping customers buy and sell homes. We also provide mortgage referral services to property buyers from an array of mortgage products from various financial institutions and banks respectively and earn referral fees from these parties. The typical referral fee is 0.2% of the mortgage value. The Group also receives advertising income by providing advertising services for property-related service providers such as legal conveyancing and home insurance.

○	We provide end-to-end solutions for renovation from interior design to alterations and additions, as well as regular and ad-hoc home services such as air conditioner servicing, cleaning, painting, handyman services, moving and relocation based on the needs of customers. The revenue will depend on the scope of services provided.

●	Property Management Services

○	We provide estate management services for residential, commercial and industrial real estate in Singapore, and also provide users and staff with a full-stack property management application called ‘Simple’.

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

Gross profit is revenue less the cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margins were 33%, 34% and 41% for the years ended December 31, 2022, 2023 and 2024, respectively. Our gross margin has been and will continue to be affected by a number of factors, including real estate revenue per real estate transaction and the productivity of our Super Agents and support staff, cost of services rendered by our subcontractors, and cost of materials for emerging and other services. We expect gross margin to continue to rise over time to the extent we gain efficiencies through technology and operations.

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

Our technology and development expenses as a percentage of revenue were 25%, 26% and 12% for the years ended December 31, 2022, 2023 and 2024, respectively. We expect technology and development expenses to continue to reduce in absolute dollars as we streamline our operations. We anticipate technology and development expenses as a percentage of revenue to decrease over time.

Selling and Marketing

Selling and marketing expenses consist primarily of media costs for online and traditional advertising, as well as staff costs. We expect marketing expenses to increase in absolute dollars as we expand advertising campaigns to gain market share in Singapore as well as to enter overseas markets. Our marketing expenses as a percentage of revenue were 27%, 36% and 17% for the years ended December 31, 2022, 2023 and 2024, respectively. We anticipate marketing expenses as a percentage of revenue to decrease over time.

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

Our general and administrative expenses as a percentage of revenue were 26%, 42% and 17% for the years ended December 31, 2022, 2023 and 2024, respectively. We anticipate general and administrative expenses as a percentage of revenue to decrease in the long term.

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

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022, 2023 and 2024

The following table summarizes the results of our operations in SGD during the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31,
	2022	% Rev	2023	% Rev	2024	% Rev
	SGD	%	SGD	%	SGD	%
Revenue	7,025,592	100%	5,004,493	100%	10,886,035	100%
Brokerage Services	3,072,060	44%	2,817,930	56%	3,906,953	36%
Property Management Services			846,726	17%	4,182,808	38%
Emerging and Other Services	3,953,532	56%	1,339,837	27%	2,796,274	26%

Cost of Revenue	(4,708,678)	(67)%	(3,284,841)	(66)%	(6,479,846)	(60)%
Brokerage Services	(1,383,488)	(20)%	(1,638,368)	(33)%	(1,722,801)	(16)%
Property Management Services			(582,582	(12)%	(2,816,096)	(26)%
Emerging and Other Services	(3,325,190)	(47)%	(1,063,891)	(21)%	(1,940,949)	(18)%

Gross Profit	2,316,914	33%	1,719,652	34%	4,406,189	40%
Brokerage Services	1,688,572	24%	1,179,562	24%	2,184,152	20%
Property Management Services	—	—	264,144	5%	1,366,712	13%
Emerging and Other Services	628,342	9%	275,946	6%	855,325	8%

Technology and development expenses	(1,767,730)	(25)%	(1,304,914)	(26)%	(1,265,650)	(12)%
Selling and marketing expenses	(1,926,003)	(27)%	(1,797,033)	(36)%	(1,895,914)	(17)%
General and administrative expenses	(1,531,493)	(22)%	(2,878,273)	(58)%	(4,492,885)	(48)%
Stock-based compensation			(537,756)	(11)	(93,389)	(1)%
Professional Fees related to Listing and Acquisitions	(323,028)	(5)%	(1,082,441)	(22)%	(1,020,803)	(9)%
Impairment of intangible assets	-	-	-	-	(113,707)	N.M. *
Total operating expenses	(5,548,254)	(79)%	(7,600,417)	(152)%	(8,882,348)	(82)%

Other Income, net	157,299	2%	364,541	7%	113,885	1%

Net Loss	(3,074,041)	(44)%	(5,516,224)	(110)%	(4,362,274)	(40)%

*N.M.: Not meaningful.

Revenue

For the years ended December 31, 2023 and 2024

In 2024, total revenue grew by S$2.0 million, or 28% to S$5.9 million compared to S$5.0 million in 2023.

Brokerage services revenue grew by S$1.1 million to S$3.9 million compared to S$2.8 million in 2023, Emerging and Other Services saw a growth of 109% due to increased in renovation project volume and value. Property Management Services revenue amounted to S$0.8 million for the post-acquisition period from October 6, 2023 to December 31, 2023, and grew to S$4.2 million in 2024.

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

Cost of Revenue and Gross Margin

For the years ended December 31, 2023 and 2024

	For the Years Ended December 31,		Variance
	2022	2023	Amount	%
	SGD	SGD	SGD	%
Revenue	5,004,493	10,886,035	5,881,542	117.5%
Brokerage Services	2,817,930	3,906,953	1,089,023	38.6%
Property Management Services	846,726	4,182,808	3,336,082	394.0%
Emerging and Other Services	1,339,837	2,796,274	1,456,437	108.7%

Cost of Revenue	(3,284,841)	(6,479,846)	(3,195,005)	97.3%
Brokerage Services	(1,638,368)	(1,722,801)	(84,433)	5.2%
Property Management Services	(582,582	(2,816,096)	(2,233,514)	383.4%
Emerging and Other Services	(1,063,891)	(1,940,949)	(877,058)	82.4%

Gross Profit	1,719,652	4,406,189	2,686,537	156.2%
Brokerage Services	1,179,562	2,184,152	1,004,590	85.2%
Property Management Services	264,144	1,366,712	1,102,568	417.4%
Emerging and Other Services	275,946	855,325	579,379	210.0%

Gross Profit Margin	34.4%	40.5%
Brokerage Services	41.9%	55.9%
Property Management Services	31.2%	32.7%
Emerging and Other Services	20.6%	30.6%

In 2024, the cost of revenue of Agent Brokerage services increased by 5.2% compared to 2023, mainly due to growth in agent brokerage revenue by 38.6. The gross margin of agent brokerage services in 2024 improved to 55.9% as compared to 41.9% in 2023.

The gross margin of Property Management Services remained high at 32.7% in 2024 as compared to 31.2% in 2023, whereas the cost of revenue mainly consisted of manpower costs and administrative costs for on-site staff as well as amortization of software used for providing the estate management services to the MCSTs.

The cost of revenue of Emerging and Other Services increased by 82.4% mainly due to the growth of revenue of Emerging and Other Services by 108.7%. The gross margin of Emerging and Other Services improved from 20.6% in 2023 to 30.6% in 2024.

In 2024, total cost of revenue increased by 97.3% compared to cost of revenue incurred in 2023, and the gross margin in 2024 improved to 40.5% as compared to 33.0% in 2023.

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

Operating Expenses

For the years ended December 31, 2023 and 2024

	For the year ended December 31,		Variance
	2023	2024	Amount	%
Technology and development expenses
- Tech staff cost and benefits	909,577	734,141	(175,436)	(19)%
- Developing tools purchase and maintenance	395,337	531,509	136,172	34%

	1,304,914	1,265,650	(39,264)	(3)%

In 2024, technology and development expenses reduced slightly by S$0.04 million, or 3.0% to S$1.26 million compared to S$1.30 million in 2023. It is expected to reduce further as the management focuses on cost optimization initiatives.

	For the year ended December 31,		Variance
	2023	2024	Amount	%
Selling and marketing expenses
- Marketing staff cost and benefits	885,978	840,137	(45,841)	(5)%
- Marketing expenses	911,055	1,055,778	144,723	16%
	1,797,033	1,895,914	98,881	6%

In 2024, marketing expenses increased slightly by S$0.1 million, or 6% to S$1.9 million compared to S$1.8 million in 2023. The increase was primarily attributable to a S$0.1 million increase in marketing expenses to fuel organic growth.

	For the year ended December 31,		Variance
	2023	2024	Amount	%
General and administrative expenses
- General & admin staff cost and benefits	1,945,876	3,163,221	1,217,345	63%
- Depreciation	463,142	1,000,126	536,984	116%
- Professional fees	1,082,441	1,020,803	(61,638)	(6)%
- Travel and transport	253,953	43,715	(210,238)	(83)%
- Office supplies	56,983	127,673	70,690	124%
- Utilities	40,323	54,579	14,256	35%
- Provision of doubtful debts	7,619	50,948	43,329	569%
- Others	110,299	52,622	(57,677)	(52)%
- Impairment of intangible assets	-	113,707	113,707	N.M.
	3,960,636	5,627,395	1,666,759	42%

In 2024, general and administrative expenses increased by S$1.7 million, or 42% to S$5.6 million compared to S$4.0 million in 2023. The increase was primarily attributable to general and administrative expenses from combination of business after acquisition of the property management business, and an increase in depreciation and amortization arising from the amortization of intangible assets recognized in 2023. It is mitigated by decreases in professional fees related to the listed entities, travel and transport, as well as other costs.

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

In 2023, marketing expenses decreased by S$0.1 million, or 7% to S$1.8 million compared to S$1.9 million in 2022. The decrease was primarily attributable to a S$0.1 million decrease in marketing expenses as a result of reduced digital marketing costs.

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

5.B. Liquidity and Capital Resources.

In assessing the Group’s liquidity, the Group monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. For the years ended December 31, 2023 and 2024, the Group had negative cash flow from operating activities of S$4,854,939 and S$3,023,451 (US$2,213,036), respectively. The Group’s working capital deficit was S$1,728,148 and S$152,264 (US$111,452) as of December 31, 2023 and 2024, respectively. And the Group had S$191,807 and S$1,145,829 (US$838,698) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023 and 2024, respectively.

On March 18, 2025, the Company has filed a registration statement form F-3 that allowed the Company to, from time to time in one ore more offerings, offer and sell up to US$300,000,000 in the aggregate of Ordinary Shares, preferred shares, warrants, units and rights to purchase Ordinary Shares, preferred shares, debt securities, rights or any combination of the foregoing, and has received the notice of effectiveness on March 19, 2025. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Group’s operating activities, the Group considered supplementing its sources of funding through the following:

●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Group’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Group’s business.

Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Group will be successful in implementing the foregoing plans or additional financing will be available to the Group on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Group’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Group’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Group’s inability to secure needed financing when required may require material changes to the Group’s business plan and could have a material impact on the Group’s financial conditions and result of operations.

Our main working capital commitments are staff salaries and marketing expenses. In order to reduce our operating expenses, the Group has hired overseas technology staff and has been exploring more overseas hires and outsourcing, with a view to lowering costs. We have also requested a higher prepayment amount from Emerging and Other Services’ clients, and to pay our vendors on a back-to-back basis after receipt of payment from these clients.

Cash Flows

For the year ended December 31, 2022, 2023 and 2024

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,		Variance
	2023	2024	Amount	%
Net cash used in operating activities	(4,854,939)	(3,023,451)	1,831,488	(38)%
Net cash used in provided by investing activities	(4,534,590)	(1,277,676)	3,256,914	(72)%
Net cash provided by financing activities	9,350,155	5,124,634	(4,225,521)	(40)%

	For the year ended December 31,		Variance
	2022	2023	Amount	%
Net cash used in operating activities	(3,106,317)	(4,854,939)	(1,748,622)	56%
Net cash used in provided by investing activities	855,401	(4,534,590)	(5,389,991)	N.M	(1)
Net cash provided by financing activities	1,305,262	9,350,155	8,044,893	N.M

Note: (1) N.M. means not meaningful.

Cash Flows from Operating Activities

Net cash used in operating activities in 2024 consisted of S$4.0 million of net losses, a S$1.1 million positive impact from non-cash items, and a S$0.1 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

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

Cash Flows from Investing Activities

Net cash used in investing activities in 2024 consisted of S$1.3 million, a decrease from S$4.5 million in 2023, primarily arising from the purchase of property and equipment and investment into research and development of proprietary technology products, as well as cash and share consideration payments for acquisitions.

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

Cash Flows from Financing Activities

Net cash provided by financing activities in 2024 consisted of S$5.7 million in net proceeds from our follow-on offering in February 2024 after offering-related expenses, S$0.4 million from a loan, as well as S$1.0 million in repayment of long-term loans and interest-free advances from shareholders.

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

Contractual Obligations

For the year ended December 31, 2022, 2023 and 2024

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below are tables that shows the bank loans’ obligation and contractual lease obligations as of December 31, 2022, 2023 and 2024:

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2022 SGD	December 31, 2023 SGD	December 31, 2024 SGD	December 31, 2024 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	23,005	-	-	-
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	518,715	315,878	106,875	78,228
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	239,982	159,859	77,505	56,730
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, former Directors of Ohmyhome Property Management (S)	-	82,018	43,439	31,794
ORIX Leasing Singapore Limited	April 2024/April 2029	7.50%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	-	-	425,620	311,537
Total				781,702	557,755	653,439	478,290
Bank loans, current portion				305,965	331,528	238,521	174,588
Bank loans, non-current portion				475,737	226,227	414,918	303,702

Interest expense for the years ended December 31, 2022, 2023 and 2024 amounted to S$36,696, S$32,127 and S$33,068 (US$24,204) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2025	238,521	174,588
2026	11,088	8,116
2027	11,088	8,116
2028	11,088	8,116
2029 and beyond	381,654	279,354
Total	653,439	478,290

Lease commitments

The Group determines if a contract contains a lease at inception. US GAAP requires that the Group’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Group has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Group has two property lease agreements with lease terms of less than one year remaining. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

For the years ended December 31, 2022, 2023 and 2024, there were no rent expenses for the short-term lease.

The Group’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2024 as follow:

Twelve months ending December 31,	Minimum lease payment
2025	121,828
2026-2027	-
Total future lease payment	121,828
Amount representing interest	(421)
Present value of operating lease liabilities	121,407
Less: current portion	(121,407)
Long-term portion	0

The following summarizes other supplemental information about the Group’s operating lease as of December 31, 2024:

Weighted average discount rate	1.79%
Weighted average remaining lease term (years)	0.3 years

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Group – D. Property, Plant and Equipment – Intellectual Property.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Group’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Group maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2022, 2023 and 2024, the Group has S$9,102, S$9,802 and S$60,360 (US$44,181) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022, 2023 and December 31, 2024, no allowance was deemed necessary.

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

The Company has subsequently completed a follow-on public offering of 3,555,555 ordinary shares on February 16, 2024. As of December 31, 2023, the accumulated deferred costs related to the follow-on public offering was S$114,794 (US$87,012), which had charged against the gross proceeds of the offering as a reduction of additional paid-in capital subsequent during the year ended December 31, 2024.

No accumulated deferred public offering cost was recognized for the year ended December 31, 2024.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated financial statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Group’s consolidated statements of operations. The results of operations of the acquired business are included in the Group’s operating results from the date of acquisition.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2023, the Group as a whole is the reporting unit of goodwill.

Pursuant to ASC 350, the Group has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

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

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023. During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets in accordance with ASC 360, Property, Plant, and Equipment. As a result of the assessment, the Group recorded an impairment loss of $113,707 related to customer relationship assets. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships, and the carrying amount exceeded the asset’s fair value. This loss is included in operating expenses in the consolidated statement of operations.

For the years ended December 31, 2022, 2023 and 2024, the Group did not accrue impairment charge against software and technology.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

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

Revenue recognition

The five-step model defined by ASC Topic 606 requires the Group to:

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

We enter into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service components.

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

We earn brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. We recognize commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

2)	Emerging and other related services

The Group generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

3)	Property management services and other related services

Ohmyhome Property Management Pte. Ltd. earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Group, the MCSTs pay a monthly fee to the Group. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate varies depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Group is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days. The Group also generates revenues from other related services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services such as cleaning, painting and moving services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract cost as of December 31, 2022, 2023 and 2024.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2022, 2023 and 2024, the contract liabilities of the Group amounted to S$194,300, S$103,655 and S$0, respectively. The revenue recognized for from contract liabilities from the previous periods amounted to S$78,340, S$194,300 and S$103,655, respectively, for the years ended December 31, 2022, 2023 and 2024.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the year ended December 31, 2022, 2023 and 2024, the advertising expense amounted to S$1,037,772, S$911,055 and S$1,055,778 (US$772,784), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Simply Sakal. As of December 31, 2023 and 2024, research and development and software and technology, net amounted to S$1,125,496 and S$1,071,958 (US$784,628), respectively, and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2022, 2023 and 2024, the Group’s selling and marketing expenses were S$1,926,003, S$1,797,033 and S$1,895,914 (US$1,387,728), respectively.

Employee compensation

Singapore

(1)	Defined contribution plan

The Group participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Group are entitled to the government mandated defined contribution plan. The Group is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group during the COVID-19 pandemic. The government also periodically provides various grants for childcare and parental leaves taken by eligible employees for social and family development purposes, as well as for employment of senior employees and for development of specialized skills paid by the employer for the benefits of the employees. The government evaluates the Group’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$248,067, S$25,769 and S$68,114 (US$49,857) for the year ended December 31, 2022, 2023 and 2024, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. All assets of the Group are located in Singapore and all revenue is generated in Singapore. The Group has disclosed the relevant metrics for measurement of performance in “ITEM 5. Operating and Financial Review and Prospects”.

Information reported internally for performance assessment as follows:

Year ended December 31, 2024

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	6,696,107	4,182,808	10,878,915	7,962,901
Revenue – related parties	7,120	-	7,120	5,212
Total revenue	6,703,227	4,182,808	10,886,035	7,968,113

Total cost of revenue	(3,663,750)	(2,816,096)	(6,479,846)	(4,742,970)
Gross profit	3,039,477	1,366,712	4,406,189	3,225,143

Operating expenses	(6,823,320)	(1,965,639)	(8,788,959)	(6,433,143)

Share-based compensation	(93,389)	-	(93,389)	(68,357)
Interest income	76,054	-	76,054	55,668
Interest expense	(36,818)	(1,700)	(38,518)	(28,194)
Foreign exchange loss	(43,923)	(250)	(44,173)	(32,333)
Government grants	53,987	14,127	68,114	49,857
Other income, net	41,880	10,528	52,408	38,361
Loss before income tax expenses	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)
Segment loss	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)

Total assets	10,083,418	711,804	10,795,222	7,901,642
Total liabilities	3,444,467	1,051,416	4,495,883	3,290,796
Net assets (liabilities)	6,638,951	(339,612)	6,299,339	4,610,846

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange gain	264,367	-	264,367	200,384
Government grants	25,769	-	25,769	19,532
Other expense, net	(171,028)	(2,265)	(173,293)	(131,353)
Loss before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment loss	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

There was only one segment which is the brokerage, emerging and other related services segment as of December 31, 2022.

Leases

The Group adopted ASC 842 on January 1, 2019. The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Income taxes

The Group accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2022, 2023 and 2024. The Group had no uncertain tax positions for the year ended December 31, 2022, 2023 and 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Group not using the United States dollar as its functional currencies.

Loss per share

The Group computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares. For the year ended December 31, 2023, the total diluted ordinary share was 18,461,340 as compared to the basic number of ordinary share issued at 17,860,622 as of December 31, 2023. For the year ended December 31, 2024, the total diluted ordinary share was 23,729,625 as compared to the basic number of ordinary share issued at 22,503,377 as of December 31, 2024.

Convertible notes

The Group evaluates its convertible notes to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Group as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Group amortizes the discount to interest expense, over the life of the debt.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of risk

For the years ended December 31, 2022, 2023 and 2024

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Group place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Group establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of December 31, 2024, no customer accounted for more than 10% of the Group’s total revenue for the year or accounts receivables as of December 31, 2024.

As of December 31, 2023, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.85% of the account receivables respectively. None of the customers consisted of more than 10% of account receivables as of December 31, 2021 and 2022, respectively.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Group’s total revenue. Other than that, no major customers contributed more than 10% of revenue for the year ended December 31, 2022, and 2023. Details are disclosed in the Note 14.

Concentration of vendors

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two of vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

For the year ended December 31, 2023, no vendor accounted for more than 10% of total purchases. One vendor, who is providing search engines and on-line advertising, accounted for 29% of the Group’s account payable.

For the year ended December 31, 2024, no vendor accounted for more than 10% of total purchases. One vendor who was a provider of technical manpower for MCSTs accounted for 16.8% of accounts payable, and another vendor who was a co-broke agency accounted for 11.7% of accounts payable.

Stock-based compensation

On December 19, 2023, the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Group estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Group’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Group’s common stock. The Group derives its volatility from the average historical stock volatilities of the Group over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Group has not paid and does not currently anticipate paying dividends on its common stock. Details can be found in “Note 11 – Stock-based compensation” in the financial statements and accompanying notes.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently adopted accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group adopted the ASU on January 1, 2023 and the adoption of this ASU did not have a material effect on the Group’s consolidated financial statements.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expense. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expenses disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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

Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021 and 2020 were 2.3% and -0.2%, respectively. The rate of inflation in Singapore for 2022 was 4.1% and is expected to continue to increase. The rate of inflation in Singapore for 2023 was 4.0%. The rate of inflation in Singapore for 2024 was 2.4%.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Rhonda Wong	40	Co-Chief Executive Officer, Chief Financial Officer, Director
Race Wong	42	Chief Operating Officer, Director
Mr. Novianto Tjhin	49	Co-Chief Executive Officer
Wong Wun Wun Daisy	53	Chairman of the board of Directors, Director
Ji Gang (1)(2)(3)	33	Independent Director, Chair of Audit Committee
Henliyanto Ngadini(1)(2)(3)	42	Independent Director, Chair of Nomination Committee
Liu Wen Tao(1)(2)(3)	39	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

Executive Directors and Officers:

Rhonda Wong is a co-founder of our Group. She is currently the Co-Chief Executive Officer, Chief Financial Officer, and a Director of our Company where she is primarily responsible for strategic development and day-to-day operations since the founding of our Group.

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

Mr. Novianto Tjhin is an experienced professional in the real estate sector with nearly a decade of expertise. Prior to joining the Group, he has served as the Operations Director at a leading property listing company in Jakarta, Indonesia, overseeing property listings and establishing service partnerships from 2021. From 2017 to 2021, he was the Business Development Manager at PropertyKita, where he focused on expanding property listings.

Mr. Tjhin holds a Bachelor’s Degree in Marketing Management from the University of Indonesia (1997).

Ms. Wong Wun Wun Daisy is a Director and the Chairman of our Company. She was appointed as a Director in February 2025. Ms. Wong is primarily responsible for strategic advice and direction of our Group.

Ms. Daisy Wong is an accomplished executive with extensive experience in project management, enterprise resource planning, and business strategy. Since 2019, she has served as an Executive Director at ZOG Group Limited, driving energy efficiency initiatives through audits, equipment upgrades, and technological integration. From 2001 to 2019, she was the CEO of Fu Kwan Warehouse Co., Ltd., leading the company’s development from construction to full-scale operations while securing long-term logistics partnerships with IKEA, Maersk, and DHL. Previously, she was a Director at Chak Ho Group (1992–2001), overseeing project coordination, sales strategy, and business expansion.

Ms. Wong holds a Bachelor’s Degree from The University of British Columbia (1991).

Independent Directors:

Mr. Gang Ji has extensive expertise in finance and risk management, particularly in both the United States and Asia. Mr. Ji has been serving as Vice President of Investment Banking Division at Shiyida (Shenzhen) Consulting Services Co., Ltd. since May 2021. Mr Ji took part in the initial public offering process of Youxin Technology Ltd. (Nasdaq: YAAS), focusing on ensuring the company’s financial compliance. From December 2018 to April 2021, Mr. Ji worked as an Assistant Manager at Zhonghui Certified Public Accountants LLP, where he was responsible for conducting audits for annual reports, acquisitions, and IPOs within the manufacturing and high-tech industries. From March 2015 to December 2016, Mr. Ji served as Medical Consultant in multinational pharmaceutical company Roche.

Mr. Ji obtained a Master of Science in Financial Management from the University of Birmingham in 2018. Mr. Ji is a member of the Chinese Institute of Certified Public Accountants and is also certified as a Financial Risk Manager by the Global Association of Risk Professionals.

Mr. Henliyanto Ngadini has extensive experience in software development and project management, leveraging his decades of expertise to guide strategic and operational decisions. Since 2020, he has been the Technical Director at Qurinom Solutions, where he oversees software development cycles, resource allocation, and risk assessments. From 2017 to 2020, he worked as a Senior Software Engineer at PT IDstar Cipta Teknologi, leading a team to optimize backend architecture and performance. Between 2013 and 2017, he was a Software Developer at Badr Interactive, focusing on the design and maintenance of distributed SaaS systems.

Mr. Ngadini holds a Bachelor’s Degree in Computer Science from Universitas Indonesia.

Mr. Liu Wen Tao is a seasoned executive with extensive expertise in strategic operations, organizational leadership, and transformative business growth. Renowned for his strategic acumen, he excels in driving cross-functional initiatives across strategic planning and execution, resource optimization, and corporate culture development. Since 2018, he has served as General Manager of Shenzhen Dingxin Investment & Development Limited, where he spearheads investment decisions, oversees asset management portfolios and champion innovations on resource integration. Previously, as Deputy General Manager of Beijing Feitian Zhaoye Technology Co., Limited (2010–2018), Mr. Liu orchestrated the company’s day-to-day operations, optimizing sales strategies and streamlining business processes to enhance profitability and operational efficiency.

Mr. Liu holds a Bachelor’s Degree in Business Administration from Hunan University (2009).

Family Relationships

Ms. Rhonda Wong, our Co-Chief Executive Officer, Chief Financial Officer, and a Director, is the sister of Ms. Race Wong, our Chief Operating Officer and a Director.

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors, our executive officers and our key employees during the years ended December 31, 2022, 2023 and 2024.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (SGD)		Bonus (SGD)	Other Compensation (1) (SGD)		Total (SGD)
Ms. Rhonda Wong,	2022	128,400		-	16,144		144,544
Co-Chief Executive Officer, Chief Financial Officer and Director	2023	282,800		-	12,444	(2)	295,244
	2024	360,000		-	13,872	(5)	373,872

Ms. Race Wong,	2022	128,400		-	16,132		144,532
Chief Operating Officer and Director	2023	282,800		-	12,444	(3)	295,244
	2024	360,000		-	13,872	(5)	373,872

Mr. Novianto Tjhin	2022	-		-	-		-
Co-Chief Executive Officer	2023	-		-	-		-
	2024	-		-	-		-

Ms. Wong Wun Wun Daisy	2022	-		-	-		-
Chairman of the board of Directors, Director	2023	-		-	-		-
	2024	-		-	-		-

Mr. Ji Gang	2022	-		-	-		-
Independent Director	2023	-		-	-		-
	2024	-		-	-		-

Mr. Henliyanto Ngadini	2022	-		-	-		-
Independent Director	2023	-		-	-		-
	2024	-		-	-		-

Mr. Liu Wen Tao	2022	-		-	-		-
Independent Director	2023	-		-	-		-
	2024	-		-	-		-

Mr. Cui Kewei Joshua,	2022	68,636		-	7,140		75,776
Former Chief Financial Officer	2023	64,048		-	7,457		71,505
	2024	-		-	-		-

Mr. Loh Kim Kang David,	2022	-		-	-		-
Former Chairman of the board of Directors, Director	2023	-	(4)	-	-		-
	2024	-	(4)	-	-		-

Mr. Lee Wei Loon,	2022	-		-	-		-
Former Independent Director	2023	20,000		-	-		20,000
	2024	20,000		-	-		20,000

Mr. Lim Khoon,	2022	-		-	-		-
Former Independent Director	2023	20,000		-	-		20,000
	2024	20,000		-	-		20,000

Mr. Tan Wei Reng, Galven,	2022	-		-	-		-
Former Independent Director	2023	20,000		-	-		20,000
	2024	20,000		-	-		20,000

(1) Other compensation includes allowances and the employer’s contribution to the Central Provident Fund (“CPF”), Singapore’s mandatory social security savings scheme, and incentives earned from client referral as stipulated in their employment contracts.

(2) On December 19, 2023, 344,326 options were granted to Ms. Rhonda Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(3) On December 19, 2023, 344,326 options were granted to Ms. Race Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(4) S$30,000 director fee payable to Mr. Loh has been voluntarily waived by Mr. Loh and has been agreed by the board of directors for the year ended December 31, 2023 and 2024.

As the appointments of our independent directors was effective on March 20, 2023, for the fiscal year ended December 31, 2022 and 2021, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

We have an equity incentive plan in place as of this annual report.

Share Incentive Plan

In December 2023, the Group adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted and outstanding, 1,025,527 options have been granted and outstanding, of which 688,652 options were granted to certain of our management members and directors.

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

On December 19, 2023, 344,326 options were granted to Ms. Rhonda Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

On December 19, 2023, 344,326 options were granted to Ms. Race Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

On November 27, 2024, 91,171 shares were granted Ms. Rhonda Wong at $0.38 per Ordinary Share. On November 27, 2024, 91,171 shares were granted Ms. Race Wong at $0.38 per Ordinary Share.

Employment Agreements

Employment Agreement with Ms. Rhonda Wong

Effective as of May 1, 2021, Ohmyhome (S) entered into an employment agreement with Ms. Rhonda Wong pursuant to which she was employed as co-founder and Chief Executive Officer of Ohmyhome (S). The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of Ohmyhome (S). Under the terms of the agreement, Ms. Rhonda Wong is entitled to receive an annual cash bonus upon serving every 12 months, together with such additional bonuses as may be agreed from time to time with the Group. Ms. Rhonda Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Group’s intellectual property.

Employment Agreement with Ms. Race Wong

Effective as of May 1, 2021, Ohmyhome (S) entered into an employment agreement with Ms. Race Wong pursuant to which she was employed as co-founder and Chief Operating Officer of Ohmyhome (S). The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of Ohmyhome (S). Under the terms of the agreement, Ms. Race Wong is entitled to receive an annual cash bonus upon serving every 12 months, together with such additional bonuses as may be agreed from time to time with the Group. Ms. Race Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Group’s intellectual property.

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

Under the Directors’ Offer Letter, the annual salary that is payable to each of our Directors is as follows:

Ms. Rhonda Wong	S$	360,000
Ms. Race Wong	S$	360,000
Ms. Wong Wun Wun Daisy	US$	30,000
Mr. Novianto Tjhin	US$	30,000
Mr. Ji Gang	US$	18,000
Mr.Henliyanto Ngadini	US$	15,000
Mr. Tan Wei Reng, Galven	US$	10,000

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

Clawback Policy adopted by the Board

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Group in the event the Group is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Audit committee

Mr. Ji Gang, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao serve on the audit committee, which is chaired by Mr. Ji Gang. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Ji Gang as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Ji Gang, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao Khoon serve on the compensation committee, which is chaired by Mr. Liu Wen Tao. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Ji Gang, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao serve on the nomination committee, which is chaired by Mr. Henliyanto Ngadini. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 108 persons as of December 31, 2024, 112 persons as of December 31, 2023, 48 persons as of December 31, 2022, 49 persons as of December 31, 2021, and 43 persons as of December 31, 2020, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 23,590,308 Ordinary Shares issued and outstanding as December 31, 2024.

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

	Shares Beneficially Owned after the Offering
Name of Beneficial Owner	Number	Approximate Percentage

Officers and Directors:
Rhonda Wong (1)	4,425,268	18.76%
Race Wong (1)	4,425,268	18.76%
Wong Wun Wun Daisy	-	-
Ji Gang	-	-
Henliyanto Ngadini	-	-
Liu Wen Tao	-	-
All executive officers and Directors as a group (7 persons)

5% Shareholders:
Anthill (1)	8,415,406	35.67%
Vienna Management Ltd (2)	1,785,941	7.57%

*less than 1%

(1) Includes Ordinary Shares held by Anthill, a company directly owned as to 50% each by Ms. Rhonda Wong and Ms. Race Wong. The voting rights and dispositive control over the Ordinary Shares held by Anthill are held by Ms. Rhonda Wong and Ms. Race Wong equally.

(2) Vienna Management Ltd is a company wholly-owned by Mr. Loh Kim Kang David, Former Chairman of our board of Directors and a Director. The voting rights and dispositive control over the Ordinary Shares held by Vienna Management Ltd are held by Mr. Loh Kim Kang David solely.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Group’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

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

Set forth below are related-party transactions of our Group for the financial years ended December 31, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2024, 2023 and 2022, the Group involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Co-Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the former Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the former Chairman of the board of Directors
Anthill Corporation Pte. Ltd.	Owned by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Group and Ms. Race Wong, Chief Operating Officer and Director of the Group

For the years ended December 31, 2022, 2023 and 2024

Related party balances

Transaction nature	Name	2022		2023		2024		2024
		SGD		SGD		SGD		USD
Amount due to	Vienna Management Ltd	2,290,044	[i]	-		-		-

Amount due from	Anthill Corp	-		3,495	iii	4,795	iii	3,510

Contract liability	Mr. Loh	103,908	ii	-		-		-

Amount due to	Ms. Rhonda Wong	-		240,000	iv	27,674	vi	20,256

Amount due to	Ms. Race Wong	-		188,425	[v]	27,674	vi	20,256

[i]	On May 1, 2019 and December 1, 2022 the Group entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Group’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

ii	On February 25, 2022, the Group entered into a services agreement with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in consideration S$3,618,250 (US$2,699,381). The Group received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022.

iii	On June 22, 2023, the Group extended payment for Notarization services for Anthill Corp and On November 12, 2024, the Group paid on behalf of Anthill Corp for corporate secretary services.

iv	On December 28, 2023, Ms. Rhonda Wong made short-term advances to the Group S$240,000 for general working capital and general corporate purposes.

[v]	On March 10 and September 12, 2023, Ms. Race Wong paid on behalf of the Group using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Group repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Race Wong made short-term advances to the Group S$200,000 for general working capital and general corporate purposes.

vi	Ms. Rhonda Wong and Ms. Race Wong voluntarily withheld part of their salary for working capital use by the Group amounting to a total of S$27,674 (US$20,256) each.

Related party transactions

Transaction nature	Name	December 31, 2022		December 31, 2023		December 31, 2024		December 31, 2024
		SGD		SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	2,900	(1)	-		2,100	(1)	1,537
Brokerage services provided to	Mr. David Loh	-		11,000	(2)	-		-
Emerging and other services to	Mr. David Loh	2,981,957	(3)	511,040	(3)	-		-
Emerging and other services to	Ms. Rhonda Wong	1,199	(4)	288	(4)	250	(4)	183
Emerging and other services to	Ms. Race Wong	-		-		4,770	(5)	3,491

(1)	Ms. Rhonda Wong engaged the Group to look for tenant for a property in March 2022 and April 2024. The respective project was completed during year ended December 31, 2022 and 2024, and Ms. Rhonda Wong paid the rental commission to the Group, being S$2,900 and S$2,100 (US$1,537) respectively.

(2)	Mr. David Loh engaged the Group to look for a tenant for a property and was completed during the year ended December 31, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,338) to the Group.

(3)	On February 25, 2022, the Group entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,492,997 (US$2,612,033). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Group in consideration S$3,085,865 (US$2,302,197). The Group received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Group recognized revenue S$2,981,957 (US$2,224,676) for the project. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$387,357).

(4)

Ms. Rhonda Wong engaged the Group to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Group.

Ms. Rhonda Wong engaged the Group to perform aircon cleaning for her house and the project was completed during the year ended December 31, 2023, and Ms. Rhonda Wong paid a service fee of S$288 (US$218) to the Group.

Ms. Rhonda Wong engaged the Group to perform curtain cleaning for her house and the project was completed during the year ended December 31, 2024, and Ms. Rhonda Wong paid a service fee of S$250 (US$183) to the Group.

(5)	Ms. Race Wong engaged the Group to perform cleaning services multiple times for the year ended December 31, 2024, and Ms. Race Wong paid a total of service fees of S$4,770 (US$3,491) to the Group.

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

Voting Rights. Each ordinary share of the Group shall entitle its holder to one (1) vote. Voting at any meeting of Shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

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

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Group – C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Group is currently not subject to significant interest rate risk due to its lack of outstanding loans on variable interest rates.

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were less than 10% of total sales and procurement are denominated in Malaysia ringgit during the years ended December 31, 2024, 2023, and 2022.

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

Our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Ji Gang, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao, and is chaired by Mr. Ji Gang. Mr. Ji Gang, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Ji Gang qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our co-chief executive officers, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.ohmyhome.com/governance/.

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024. Prior to Enrome LLP’s appointment, WWC, P. C. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023 and 2022. Audit services provided by Enrome LLP for the fiscal year ended December 31, 2024 and WWC, P. C. for fiscal years ended December 31, 2023 and 2022 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP and WWC, P.C., our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) – Enrome LLP	-	-	180,000
Audit Fees(1) – WWC, P.C.	168,000	334,888	-
Total	168,000	334,888	180,000

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

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Group’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Group.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

2.1**	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.2	Employment Agreement by and between Ohmyhome (S) and Rhonda Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.4	Employment Agreement by and between Ohmyhome (S) and Race Wong dated May 1, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.5	Loan facility agreement between Vienna Management Ltd. (Lender) and Ohmyhome (S) (Borrower) dated May 1, 2019 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.6	Director Offer Letter by and between the Company and Ji Gang dated January 17, 2025 (incorporated by reference to exhibit 10.1 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on January 21, 2025)

4.7	Director Offer Letter by and between the Company and Henliyanto Ngadini dated January 17, 2025 (incorporated by reference to exhibit 10.2 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on January 21, 2025)

4.8	Employment Agreement by and between Ohmyhome (S) and Novianto Tjhin March 7, 2025 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on March 7, 2025)

4.9	Employment Agreement by and between the Company and Liu Wen Tao, dated March 7, 2025 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on March 7, 2025)

4.10	Director Offer Letter by and between the Company and Wong Wun Wun Daisy dated February 10, 2025 (incorporated by reference to exhibit 10.1 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on February 11, 2025)

4.11	Form of Compensation Settlement Agreement (incorporated by reference to exhibit 99.1 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on October 10, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.2**	Insider Trading Policies

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of WWC. P.C.

97.1**	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with the annual report on Form 20-F dated April 23, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Co-Chief Executive Officer, Chief Financial Officer, and Director

Date: April 29, 2025

OHMYHOME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ohmyhome Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ohmyhome Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of operations and Comprehensive Loss, statements of changes in shareholders’ equity, and statements of cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group’s current cash position is not expected to be sufficient to meet the Group’s obligations and planned operations for a year beyond the date of auditor’s report, unless additional financing is obtained. This raises substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

PCAOB ID:6907

We have served as the Company’s auditor since 2025.

Singapore

April 29, 2025

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

San Mateo, California

April 23, 2024

OHMYHOME LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	301,433	191,807	1,145,829	838,698
Accounts receivable, net	243,716	580,889	514,176	376,355
Prepayments	51,774	211,976	264,638	193,704
Other current assets, net	6,613	8,417	28,465	20,835
Total current assets	603,536	993,089	1,953,108	1,429,592

Non-current assets
Deposits	98,719	111,275	114,680	83,941
Property and equipment, net	35,362	78,721	63,703	46,628
Deferred initial public offering (“IPO”) costs	676,321	114,794	-	-
Operating lease right-of-use assets	754,852	442,280	107,836	78,932
Deposit for an acquisition	-	3,370,757	3,920,925	2,869,949
Intangible assets	-	2,977,564	2,421,510	1,772,442
Goodwill	-	2,213,460	2,213,460	1,620,158
Total non-current assets	1,565,254	9,308,851	8,842,114	6,472,050

Total assets	2,168,790	10,301,940	10,795,222	7,901,642

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	67,730	449,031	343,597	251,498
Contract liabilities	194,300	103,655	-	-
Accrued liabilities and other payables	229,195	1,407,252	1,290,742	944,769
Bank loans, current portion	305,965	331,528	238,521	174,588
Amount due to a shareholder	2,290,044	-	-	-
Operating lease obligation	319,255	342,983	121,407	88,865
Taxes payable	25,101	86,788	111,105	81,324
Total current liabilities	3,431,590	2,721,237	2,105,372	1,541,044

Non-current liabilities:
Bank loans, non-current portion	475,737	226,227	414,918	303,702
Operating lease obligation, non-current	444,571	112,708	-	-
Consideration payables	-	3,239,193	1,975,593	1,446,050
Total non-current liabilities	920,308	3,578,128	2,390,511	1,749,752

Total liabilities	4,351,898	6,299,365	4,495,883	3,290,796

COMMITMENTS AND CONTINGENCIES	-	-	-	-

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, 16,250,000 shares issued and outstanding as of December 31, 2022, 19,221,384 shares issued and outstanding as of December 31, 2023, and 23,590,308 shares issued and outstanding as of December 31, 2024, respectively	21,970	25,926	32,229	23,590
Additional paid-in capital	11,292,123	22,522,570	29,044,790	21,259,545
Stock-based compensation reserve	-	537,756	537,756	393,614
Accumulated other comprehensive income	36,153	(34,099)	96,416	70,572
Accumulated deficit	(13,131,513)	(18,601,243)	(22,936,714)	(16,788,694)
Total OHMYHOME LIMITED shareholders’ (deficit)/equity	(1,781,267)	4,450,910	6,774,477	4,958,627

Non-controlling interests	(401,841)	(448,335)	(475,138)	(347,781)
Total shareholders’ (deficit)/equity	(2,183,108)	4,002,575	6,299,339	4,610,846
Total liabilities and shareholders’ equity	2,168,790	10,301,940	10,795,222	7,901,642

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2022	2023	2024	2024
	SGD	SGD	SGD	USD

Operating revenues
- Brokerage services
Independent Third Parties	3,069,160	2,806,930	3,904,853	2,858,186
Related Parties	2,900	11,000	2,100	1,537
	3,072,060	2,817,930	3,906,953	2,859,723
- Property Management
Independent Third Parties	-	846,726	4,182,808	3,061,637
Related Parties	-	-	-	-
	-	846,726	4,182,808	3,061,637
- Emerging and other services
Independent Third Parties	970,376	828,509	2,791,254	2,043,079
Related Parties	2,983,156	511,328	5,020	3,674
	3,953,532	1,339,837	2,796,274	2,046,753

Total operating revenues	7,025,592	5,004,493	10,886,035	7,968,113

Cost of revenues
- Brokerage services	(1,383,488)	(1,638,368)	(1,722,801)	(1,261,016)
- Property management	-	(582,582)	(2,816,096)	(2,061,262)
- Emerging and other services	(3,325,190)	(1,063,891)	(1,940,949)	(1,420,692)
Total cost of revenues	(4,708,678)	(3,284,841)	(6,479,846)	(4,742,970)

- Brokerage services	1,688,572	1,179,562	2,184,152	1,598,707
- Property management	-	264,144	1,366,712	1,000,375
- Emerging and other services	628,342	275,946	855,325	626,061
Gross profit	2,316,914	1,719,652	4,406,189	3,225,143

Operating expenses
Technology and development expenses	(1,767,730)	(1,304,914)	(1,265,650)	(926,402)
Selling and marketing expenses	(1,926,003)	(1,797,033)	(1,895,914)	(1,387,728)
General and administrative expenses	(1,854,521)	(3,960,636)	(5,627,395)	(4,119,013)
Total operating expenses	(5,548,254)	(7,062,583)	(8,788,959)	(6,433,143)

Loss from operations	(3,231,340)	(5,342,931)	(4,382,770)	(3,208,000)

Other income (expense):
Stock-based compensation	-	(537,756)	(93,389)	(68,357)
Interest income	3,985	106,023	76,054	55,668
Interest expense	(39,152)	(31,696)	(38,518)	(28,194)
Government grants	248,067	25,769	68,114	49,857
Foreign exchange (loss) income	(55,626)	264,367	(44,173)	(32,333)
Other income, net	25	-	52,408	38,361

Total other income (expense), net	157,299	(173,293)	20,496	15,002

LOSS BEFORE INCOME TAXES	(3,074,041)	(5,516,224)	(4,362,274)	(3,192,998)
Income tax expense	-	-	-	-

NET LOSS	(3,074,041)	(5,516,224)	(4,362,274)	(3,192,998)

Less: Net loss attributable to non-controlling interest	(21,041)	(46,494)	(26,803)	(19,619)
Net loss attributable to OHMYHOMELTD	(3,053,000)	(5,469,730)	(4,335,471)	(3,173,379)

NET LOSS	(3,074,041)	(5,516,224)	(4,362,274)	(3,192,998)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	26,156	(70,252)	130,515	95,531
TOTAL COMPREHENSIVE LOSS	(3,047,885)	(5,586,476)	(4,231,759)	(3,097,467)
Less: Comprehensive loss attributable to non-controlling interests	(21,041)	(46,494)	(26,803)	(19,619)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(3,026,844)	(5,539,982)	(4,204,956)	(3,077,848)
Weighted average number of ordinary shares:
Basic	16,250,000	17,860,622	22,503,377	22,503,377
Diluted	16,250,000	18,461,340	23,729,625	23,729,625
LOSS PER SHARE – BASIC AND DILUTED
Basic	(0.19)	(0.31)	(0.19)	(0.13)
Diluted	(0.19)	(0.30)	(0.18)	(0.13)

COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(3,026,844)	(5,539,982)	(4,204,956)	(3,077,848)
Weighted average number of ordinary shares (presented on a retroactive basis to give effect to the reverse stock split of 10-to-1 on March 10, 2025):
Basic	1,625,000	1,786,062	2,250,337	2,250,337
Diluted	1,625,000	1,846,134	2,372,962	2,372,962
LOSS PER SHARE – BASIC AND DILUTED (PRESENTED ON A RETROACTIVE BASIS TO GIVE EFFECT TO THE REVERSE STOCK SPLIT OF 10-TO-1 ON MARCH 10, 2025)
Basic	(1.9)	(3.1)	(1.9)	(1.3)
Diluted	(1.9)	(3.0)	(1.8)	(1.3)

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Stock-based compensation reserve	Accumulated other comprehensive income	Accumulated deficit	Non-controlling Interests	Total shareholders’ Equity
		SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance as of January 1, 2022	16,250,000	21,970	11,292,123	-	9,997	(10,078,513)	(380,800)	864,777

Net loss	-	-	-	-	-	(3,053,000)	(21,041)	(3,074,041)
Foreign currency translation adjustment	-	-	-	-	26,156	-	-	26,156

Balance as of December 31, 2022	16,250,000	21,970	11,292,123	-	36,153	(13,131,513)	(401,841)	(2,183,108)

Issuance of new shares	2,971,384	3,956	11,230,447	-	-	-	-	11,234,403
Stock-based compensation	-	-	-	537,756	-	-	-	537,756
Net loss	-	-	-	-	-	(5,469,730)	(46,494)	(5,516,224)
Foreign currency translation adjustment	-	-	-	-	(70,252)	-	-	(70,252)

Balance as of December 31, 2023	19,221,384	25,926	22,522,570	537,756	(34,099)	(18,601,243)	(448,335)	4,002,575

Issue of new shares	4,368,924	6,303	6,428,831	-	-	-	-	6,435,134
Stock-based compensation	-	-	93,389	-	-	-	-	93,389
Net loss	-	-	-		-	(4,335,471)	(26,803)	(4,362,274)
Foreign currency translation adjustment	-	-	-	-	130,515	-	-	130,515

Balance as of December 31, 2024	23,590,308	32,229	29,044,790	537,756	96,416	(22,936,714)	(475,138)	6,299,339

Balance as of December 31, 2024 (USD)	23,590,308	23,590	21,259,545	393,614	70,572	(16,788,694)	(347,781)	4,610,846

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024
	SGD	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,074,041)	(5,516,224)	(4,362,274)	(3,192,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	537,756	93,389	68,357
Depreciation of property and equipment	29,952	34,448	42,066	30,790
Amortization of operating lease right-of-use assets	293,461	327,389	323,507	236,793
Amortization of intangible assets	-	123,848	629,207	460,553
Impairment of intangible assets	-	-	113,707	83,229
Provision for expected credit losses accounts	16,683	7,619	50,948	37,292
Loss of disposal of property and equipment	-	453	-	-
Interest income	-	(81,568)	(76,054)	(55,668)
Changes in assets and liabilities:
Accounts receivable	(127,005)	(154,509)	(10,477)	(7,669)
Prepayments	10,040	(157,953)	(41,985)	(30,731)
Other current assets, net	(2,326)	41,431	158,804	116,238
Deposits	(23,097)	14,281	8,851	6,479
Accounts payable	(29,758)	294,503	(79,192)	(57,965)
Contract liabilities	115,960	(171,980)	(103,655)	(75,871)
Accrued liabilities and other payables	11,897	167,407	539,331	394,767
Other taxes payable	(42,246)	1,536	24,660	18,050
Operating lease obligation	(285,837)	(323,376)	(334,284)	(244,682)
NET CASH USED IN OPERATING ACTIVITIES	(3,106,317)	(4,854,939)	(3,023,451)	(2,213,036)
				-
CASH FLOWS FROM INVESTING ACTIVITIES:				-
Purchases of property and equipment	(15,327)	(50,415)	(27,047)	(19,797)
Purchases of intangible assets	-	(737,203)	(186,861)	(136,774)
Acquisition of subsidiary, net of cash acquired	-	(309,311)	(513,600)	(375,934)
Deposit for an acquisition	-	(3,437,661)	(550,168)	(402,699)
Loan repayment by a shareholder	870,728	-	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	855,401	(4,534,590)	(1,277,676)	(935,204)
				-
CASH FLOWS FROM FINANCING ACTIVITIES:				-
Proceeds from common share issued for cash	-	3,722	6,069	4,442
Advances from/(to) a shareholder, net	2,290,044	(2,290,044)	-	-
Proceeds from loans			427,216	312,704
Net proceeds from initial public offering	-	11,157,002	5,679,065	4,156,832
Deferred public offering costs	(676,321)	(114,794)	-	-
Advances from directors	-	909,532	-	-
Repayment of long-term loans	(308,461)	(315,263)	(987,716)	(722,966)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,305,262	9,350,155	5,124,634	3,751,012

Foreign currency effect	26,156	(70,252)	130,515	95,531

NET CHANGE IN CASH AND CASH EQUIVALENTS	(919,498)	(109,626)	954,022	698,303

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	1,220,931	301,433	191,807	140,395

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	301,433	191,807	1,145,829	838,698

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Income tax paid	-	-	-	-
Bank Loan Interest	27,782	19,105	33,068	24,205
Operating Lease Interest	11,370	11,159	5,450	3,989

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Ohmyhome Limited (the “Company”) is a holding company incorporated on July 19, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ohmyhome (BVI) Limited (“Ohmyhome BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 27, 2022. Ohmyhome BVI has no substantial operations other than holding all of the equity interest of Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), a Singapore company incorporated on June 12, 2015, as well as all the equity interest of Ohmyhome Property Management Pte. Ltd. (“Ohmyhome Property Management (S)”), a Singapore company acquired on Oct 6, 2023.

The Company, through its wholly-owned subsidiary, Ohmyhome (S), and its subsidiaries, provides end-to-end property solutions and services for its customers such as brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services.

On November 30, 2022, the Group completed a reorganization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the reorganization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Anthill and the Other Existing Shareholders, the Group, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Group, and Anthill and the Other Existing Shareholders became the beneficial owners of the Group with percentage ownerships of 57.79% and 42.21%. The Group has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying consolidated financial statements include the results of operations of Ohmyhome (S) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

On March 23, 2023, the Group completed its initial public offering. In this offering, the Group issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Group received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 21, 2023 on the Nasdaq Capital Market under the ticker symbol “OMH.”

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Group, completed the acquisition of 100% of the issued share capital of Simply Sakal Pte. Ltd. that provides estate management services for residential, commercial and industrial real estate in Singapore. Subsequent to the completion of the acquisition, Simply Sakal Pte. Ltd. has changed its name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023.

The accompanying consolidated financial statements reflect the activities of the Group and each of the following entities:

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

Note 2 – Liquidity

In assessing the Group’s liquidity, the Group monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. For the years ended December 31, 2023 and 2024, the Group had negative cash flow from operating activities of S$4,854,939 and S$3,023,451 (US$2,213,036), respectively. The Group’s working capital deficit was S$1,728,148 and S$152,264 (US$111,452) as of December 31, 2023 and 2024, respectively. And the Group had S$191,807 and S$1,145,829 (US$838,698) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023 and 2024, respectively.

On March 18, 2025, the Group has filed a registration statement form F-3 that allowed the Group to, from time to time in one ore more offerings, offer and sell up to US$300,000,000 in the aggregate of Ordinary Shares, preferred shares, warrants, units and rights to purchase Ordinary Shares, preferred shares, debt securities, rights or any combination of the foregoing, and has received the notice of effectiveness on March 19, 2025. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Group’s operating activities, the Group considered supplementing its sources of funding through the following:

●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;
●	financial support from the Group’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Group’s business.

Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Group will be successful in implementing the foregoing plans or additional financing will be available to the Group on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Group’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Group’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Group’s inability to secure needed financing when required may require material changes to the Group’s business plan and could have a material impact on the Group’s financial conditions and result of operations.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All transactions and balances among the Group and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of Directors, or to cast a majority of votes at the meeting of Directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total comprehensive loss for the year between non-controlling shareholders and the shareholders of the Group.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for useful lives of intangible assets, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for expected credit loss and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

Risks and uncertainties

The main operations of the Group are in Singapore. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Group believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Foreign currency translation and transactions

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Group. The functional currency of the Group and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore and Malaysia are SGD and Malaysia ringgit (“RM”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Group and other entities located outside of Singapore has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	December 31, 2022	December 31, 2023	December 31, 2024
Year-end spot rate	SGD1.00 = RM3.2860	SGD1.00 = RM3.4819	SGD1.00 = RM3.2862
Average rate	SGD1.00 = RM3.1917	SGD1.00 = RM3.40002	SGD1.00 = RM3.4112

Year-end spot rate	SGD1.00 = USD0.7460	SGD1.00 = USD0.7580	SGD1.00 = USD0.7320
Average rate	SGD1.00 = USD0.7241	SGD1.00 = USD0.7447	SGD1.00 = USD0.7482

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2024 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7320, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Group’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Group maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2022, 2023 and 2024, the Group has S$9,102, S$9,802 and S$60,360 (US$44,181) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022, 2023 and December 31, 2024, no allowance was deemed necessary.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the accumulated deferred IPO cost was S$676,321 (US$504,567). As of March 21, 2023 the Group successfully listed in the US Nasdaq. Therefore, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

The Company has subsequently completed a follow-on public offering of 3,555,555 ordinary shares on February 16, 2024. As of December 31, 2023, the accumulated deferred costs related to the follow-on public offering was S$114,794 (US$87,012), which had charged against the gross proceeds of the offering as a reduction of additional paid-in capital subsequent during the year ended December 31, 2024.

No accumulated deferred public offering cost was recognized for the year ended December 31, 2024.

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

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Group’s consolidated statements of operations. The results of operations of the acquired business are included in the Group’s operating results from the date of acquisition.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2024, Ohmyhome Property Management Pte. Ltd. was the reporting unit of goodwill.

Pursuant to ASC 350, the Group has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

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

Capitalized Software and research and development

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Group’s development of a proprietary software, HomerAI as well as a few ongoing development technology software. Capitalized software costs are amortized over the estimated useful life of 5 years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment, and none were identified in the years ended December 31, 2023 and 2024.

During the years ended December 31, 2023 and 2024 the Group capitalized S$0.9 million and S$0.2 million (US$0.1 million), under ASC 350 included in intangible assets.

Intangible assets that have determinable lives continue to be amortized over their estimated useful lives as follows:

Software and research and development	5 years
Customer relationships	5 years

Impairment for long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than it was originally estimated. When these events occur, the Group, its wholly-owned subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying value of the assets over the fair value of the assets.

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023. During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets in accordance with ASC 360, Property, Plant, and Equipment. As a result of the assessment, the Group recorded an impairment loss of $113,707 related to customer relationship assets. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships, and the carrying amount exceeded the asset’s fair value. This loss is included in operating expenses in the consolidated statement of operations.

For the years ended December 31, 2022, 2023 and 2024, the Group did not accrue impairment charge against software and technology.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

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

Stock-based compensation

On December 19, 2023, the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Group’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Group’s common stock. The Group derives its volatility from the average historical stock volatilities of the Group over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Group has not paid and does not currently anticipate paying dividends on its common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations.

Revenue recognition

The five-step model defined by ASC Topic 606 requires the Group to:

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

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

The Group has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Group derives its revenues from three sources: (1) revenue from brokerage services, (2) revenue from emerging and other related services, and (3) revenue from estate management services and other related services.

1)	Brokerage services

The Group earns brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. The Company recognizes commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

2)	Emerging and other related services

The Group generates revenues from emerging and other services such as mortgage referral services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

3)	Estate management services and other related services

Ohmyhome Property Management Pte. Ltd. earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Group, the MCSTs pay a monthly fee to the Group. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate varies depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Group is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days. The Group also generates revenues from other related services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services such as cleaning, painting and moving services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract cost as of December 31, 2022, 2023 and 2024.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2022, 2023 and 2024, the contract liabilities of the Group amounted to S$194,300, S$103,655 and S$0, respectively. The revenue recognized for from contract liabilities from the previous periods amounted to S$78,340, S$194,300 and S$103,655, respectively, for the years ended December 31, 2022, 2023 and 2024.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the year ended December 31, 2022, 2023 and 2024, the advertising expense amounted to S$1,037,772, S$911,055 and S$1,055,778 (US$772,784), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Simply Sakal. As of December 31, 2023 and 2024, research and development and software and technology, net amounted to S$1,125,496 and S$1,071,958 (US$784,628), respectively, and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2022, 2023 and 2024, the Group’s selling and marketing expenses were S$1,926,003, S$1,797,033 and S$1,895,914 (US$1,387,728), respectively.

Employee compensation

Singapore

(1)	Defined contribution plan

The Group participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Group are entitled to the government mandated defined contribution plan. The Group is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group during the COVID-19 pandemic. The government also periodically provides various grants for childcare and parental leaves taken by eligible employees for social and family development purposes, as well as for employment of senior employees and for development of specialized skills paid by the employer for the benefits of the employees. The government evaluates the Group’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$248,067, S$25,769 and S$68,114 (US$49,857) for the year ended December 31, 2022, 2023 and 2024, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. All assets of the Group are located in Singapore and all revenue is generated in Singapore. The Group has disclosed the relevant metrics for measurement of performance in “ITEM 5. Operating and Financial Review and Prospects”.

Information reported internally for performance assessment as follows:

Year ended December 31, 2024

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	6,696,107	4,182,808	10,878,915	7,962,901
Revenue – related parties	7,120	-	7,120	5,212
Total revenue	6,703,227	4,182,808	10,886,035	7,968,113

Total cost of revenue	(3,663,750)	(2,816,096)	(6,479,846)	(4,742,970)
Gross profit	3,039,477	1,366,712	4,406,189	3,225,143

Operating expenses	(6,823,320)	(1,965,639)	(8,788,959)	(6,433,143)

Share-based compensation	(93,389)	-	(93,389)	(68,357)
Interest income	76,054	-	76,054	55,668
Interest expense	(36,818)	(1,700)	(38,518)	(28,194)
Foreign exchange loss	(43,923)	(250)	(44,173)	(32,333)
Government grants	53,987	14,127	68,114	49,857
Other income, net	41,880	10,528	52,408	38,361
Loss before income tax expenses	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)
Segment loss	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)

Total assets	10,083,418	711,804	10,795,222	7,901,642
Total liabilities	3,444,467	1,051,416	4,495,883	3,290,796
Net assets (liabilities)	6,638,951	(339,612)	6,299,339	4,610,846

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange gain	264,367	-	264,367	200,384
Government grants	25,769	-	25,769	19,532
Other expense, net	(171,028)	(2,265)	(173,293)	(131,353)
Loss before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment loss	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

There was only one segment which is the brokerage, emerging and other related services segment as of December 31, 2022.

Leases

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Income taxes

The Group accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2022, 2023 and 2024. The Group had no uncertain tax positions for the year ended December 31, 2022, 2023 and 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Group not using the United States dollar as its functional currencies.

Loss per share

The Group computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares. For the year ended December 31, 2023, the total diluted ordinary share was 18,461,340 as compared to the basic number of ordinary share issued at 17,860,622 as of December 31, 2023. For the year ended December 31, 2024, the total diluted ordinary share was 23,729,625 as compared to the basic number of ordinary share issued at 22,503,377 as of December 31, 2024.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Group place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Group establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of December 31, 2024, no customer accounted for more than 10% of the Group’s total revenue for the year or accounts receivables as of December 31, 2024.

As of December 31, 2023, two customers, one is a provider of general insurance and another is a property consultancy firm, accounted for 10.0% and 25.85% of the account receivables respectively. None of the customers consisted of more than 10% of account receivables as of December 31, 2021 and 2022, respectively.

For the year ended December 31, 2022, one major customer, Mr. Loh Kim Kang David, a shareholder and the Chairman of the board of Directors accounted for 42.4% of the Group’s total revenue. Other than that, no major customers contributed more than 10% of revenue for the year ended December 31, 2022, and 2023. Details are disclosed in the Note 14.

Concentration of vendors

For the year ended December 31, 2022, three vendors accounted for 17.0%, 15.4% and 12.8% of total purchases. Two of vendors are providing construction and development services, and one of them is providing search engines, on-line advertising and other computing services.

For the year ended December 31, 2023, no vendor accounted for more than 10% of total purchases. One vendor, who is providing search engines and on-line advertising, accounted for 29% of the Group’s account payable.

For the year ended December 31, 2024, no vendor accounted for more than 10% of total purchases. One vendor who was a provider of technical manpower for MCSTs accounted for 16.8% of accounts payable, and another vendor who was a co-broke agency accounted for 11.7% of accounts payable.

Recently adopted accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group adopted the ASU on January 1, 2023 and the adoption of this ASU did not have a material effect on the Group’s consolidated financial statements.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expense. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expenses disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operation and comprehensive loss and statements of cash flows.

Note 4 - Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Group’s Customers in an amount that reflects the consideration to which the Group expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Group’s revenues disaggregated by service lines for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	3,069,160	2,806,930	3,904,853	2,858,186
Related Parties	2,900	11,000	2,100	1,537
	3,072,060	2,817,930	3,906,953	2,859,723
- Property Management
Independent Third Parties	-	846,726	4,182,808	3,061,637
Related Parties	-	-	-	-
	-	846,726	4,182,808	3,061,637
- Emerging and other services
Independent Third Parties	970,376	828,509	2,791,254	2,043,079
Related Parties	2,983,156	511,328	5,020	3,674
	3,953,532	1,339,837	2,796,274	2,046,753

Total operating revenues	7,025,592	5,004,493	10,886,035	7,968,113

The Group elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
Accounts receivable	252,818	590,691	574,536	420,536
Less: Allowance for expected credit losses	(9,102)	(9,802)	(60,360)	(44,181)
Total accounts receivable, net	243,716	580,889	514,176	376,355

Movements of allowance for expected credit losses accounts are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD

Allowance for expected credit losses, beginning balance	23,210	9,102	9,802	7,174
Addition	16,683	7,619	50,948	37,292
Write-off	(30,791)	(6,919)	(390)	(285)
Allowance for expected credit losses, ending balance	9,102	9,802	60,360	44,181

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
Within 30 days	127,415	521,337	427,346	312,798
Between 31 and 60 days	42,445	5,698	45,916	33,609
Between 61 and 90 days	59,960	10,405	10,563	7,732
More than 90 days	13,896	43,449	30,351	22,216
Total accounts receivable, net	243,716	580,889	514,176	376,355

Note 6 - Deposit for an acquisition

Deposit for an acquisition consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
Deposit for an acquisition [i]	-	3,370,757	3,920,925	2,869,949
Less: Long term portion	-	-	-	-
Deposit for an acquisition – current portion	-	3,370,757	3,920,925	2,869,949

[i]	As at December 31, 2023, the Group had a deposit for an acquisition include the amounts of S$618,286 which is the outstanding balance of a loan facility that the Group, on May 26, 2023, offered to Ohmyhome Property Inc. to support working capital for budding real estate agency Ohmyhome Property Inc., with interest charged at 5% per annum and repayment term of 1 year or 14 days from the date of demand, and S$2,686,340 (US$1,986,288) which is the debt purchased from the debt seller on July 3, 2023 and its interest that is owed by Ohmyhome Property Inc. The Group intends to acquire Ohmyhome Property Inc. and the amount due from Ohmyhome Property Inc. will be taken into consideration in the potential acquisition, and the balance may be used as injection into the share capital of Ohmyhome Property Inc. The transaction was subsequently completed on January 23, 2025 and Ohmyhome Property Inc. has become a wholly owned subsidiary of Ohmyhome (BVI) Limited.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
At cost:
Office furniture and fittings	150,000	166,901	38,753	28,365
Office equipment	151,141	211,066	380,096	278,214
Leasehold improvements	9,732	10,260	11,102	8,126
Total	310,873	388,227	429,951	314,706
Accumulated depreciation	(275,511)	(309,959)	(366,248)	(268,078)
Loss of disposal of property and equipment	-	453	-	-
Property and equipment, net	35,362	78,721	63,703	46,628

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 amounted to S$29,952, S$42,066 and (US$30,790) respectively.

No impairment loss had been recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

Note 8 - Intangible Assets

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
At Cost:	-	-	-	-
Customer relationships	-	1,944,044	1,944,044	1,422,957
Software	-	271,693	473,356	346,476
Research and development	-	885,675	1,024,638	749,992
Less: accumulated impairment	-	-	(113,707)	(83,229)
Less: accumulated amortization	-	(123,848)	(906,821)	(663,754)
Intangible Assets, net	-	2,977,564	2,421,510	1,772,442

During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets. As a result of the assessment, the Group recorded an impairment loss of S$113,707 related to customer relationship that was recognized in 2023. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships. This loss is included in operating expenses in the consolidated statement of operations.

Estimated amortization expense for each of the next five years:

$
2025	(688,407)
2026	(688,407)
2027	(602,822)
2028	(382,674)
2029	(59,200)
(2,421,510)

Note 9 – Goodwill

Changes in the carrying amount of goodwill were as follows:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Beginning of year	-	-	2,213,460	1,620,158
Acquisition (Note 9)	-	2,213,460	-	-
End of year	-	2,213,460	2,213,460	1,620,158

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At December 31, 2024, the Group’s reporting unit had positive equity and the Group elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market conditions, overall financial performance related to the operation, consider plans and strategies of the reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment being recorded.

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

On October 6, 2023, the Group paid the first tranche of the S$513,600 in Cash Consideration and issued 171,384 Ordinary Shares “to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. Upon completion of the Simply Sakal Acquisition, Simply became an indirect wholly-owned subsidiary of the Company.

With the acquisition of Simply, Ohmyhome has expanded its services to include property management services, to provide residents of private condominiums and executive condominiums in Singapore with quality estate management services and a technology platform for users to access the services and provide feedback with ease.

Acquisition-related costs of S$90,375 (US$68,502) are included in general and administrative expenses in the Group’s income statement for the year ended December 31, 2023. The fair value of the common shares issued as part of the consideration paid for Simply was determined on the basis of the value of the consideration at each issuance as specified in the SPA.

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

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Group believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include customer receivables with a fair value and gross contractual amounts receivable of S$190,283 on the date of acquisition.

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

Note 11 – Stock-based compensation

The Company has one share-based compensation plan as describe below. Total compensation cost that has been charged against income for the plan was S$537,756 and S$93,389 (US$68,357) during the year ended December 31, 2023 and 2024 respectively.

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

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

2023

Risk-free interest rate	3.93%
Illiquidity Discount	30%
Expected stock price volatility	62.3%
Dividend yield	-%

A summary of the activity in the 2023 Equity Incentive Plan follows:

For the year ended December 31, 2023

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	-	-	-	-
Granted	1,025,527	1.67	9.3	429,388
Exercised	-	-	-	-
Forfeited or expired	-	-	-
Outstanding at end of year	1,025,527	1.67	9.3	429,388
Fully vested and expected to vest	945,541	1.60	9.4
Exercisable at end of year of 2023	945,541	1.60	9.4	407,607

For the year ended December 31, 2024

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	1,025,527	1.67	9.3	429,388
Granted	-	-	-	-
Exercised	24,513	0.01	-	16,401
Forfeited or expired	138,329	1.94	-	30,866
Outstanding at end of year	862,685	1.67	9.0	382,121
Fully vested and expected to vest	862,685	1.67	9.0	382,121
Exercisable at end of year of 2024	862,685	1.67	9.0	382,121

Information related to the stock option plan during each year follows:

	2022	2023	2024
	USD	USD	USD
Intrinsic value of options exercised		-	16,401
Intrinsic value of options expired/forfeited		-	30,866
Cash received from option exercises		-	300
Tax benefit from option exercises		-	-
Weighted average fair value of options granted		429,388	429,388

Information related to the stock award during each year follows:

	2024	2024	2024
	Shares	Value of Shares (SGD)	Value of Shares (USD)
Share award issued	182,432	93,389	68,357

Note 12 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2022 SGD	December 31, 2023 SGD	December 31, 2024 SGD	December 31, 2024 USD
CIMB Bank Berhad, Singapore Branch	August 2020 /August 2023	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	23,005	-	-	-
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	518,715	315,878	106,875	78,228
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	239,982	159,859	77,505	56,730
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, former Directors of Ohmyhome Property Management (S)	-	82,018	43,439	31,794
ORIX Leasing Singapore Limited	April 2024/April 2029	7.50%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	-	-	425,620	311,537
Total				781,702	557,755	653,439	478,290
Bank loans, current portion				305,965	331,528	238,521	174,588
Bank loans, non-current portion				475,737	226,227	414,918	303,702

Interest expense for the years ended December 31, 2022, 2023 and 2024 amounted to S$36,696, S$32,127 and S$33,068 (US$24,204) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2025	238,521	174,588
2026	11,088	8,116
2027	11,088	8,116
2028	11,088	8,116
2029 and beyond	381,654	279,354
Total	653,439	478,290

Note 13 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD

Accrued payroll and welfare*	73,110	491,009	55,691	40,764
Accrued expenses**	13,400	319,486	1,159,049	848,374
Other payable***	142,685	596,757	76,002	55,631
Total accrued liabilities and other payables	229,195	1,407,252	1,290,742	944,769

*	Includes salary and fees due to directors amounting to S$427,896 as of December 31, 2023, which was repaid in 2024, and S$55,348 (US$40,512) as of December 31, 2024 which shall be repaid in 2025, whereas the salaries were due and payout was postponed as agreed with the directors.

**	Accrued expenses mainly consist of accruals of estimated supplier costs for renovation projects, professional service fees and other costs incurred yet to bill. It also included the audit fee of US$180,000 that was expected to be paid in early 2025.

***	Other payable mainly consists of payable for other services and credit card balances for short-term operating expense payments made on behalf by the directors.

Note 14 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Co-Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the former Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the former Chairman of the board of Directors
Anthill Corporation Pte. Ltd.	Owned by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company

For the years ended December 31, 2022, 2023 and 2024

Related party balances

Transaction nature	Name	2022		2023		2024		2024
		SGD		SGD		SGD		USD
Amount due to	Vienna Management Ltd	2,290,044	[i]	-		-		-

Amount due from	Anthill Corp	-		3,495	iii	4,795	iii	3,510

Contract liability	Mr. Loh	103,908	ii	-		-		-

Amount due to	Ms. Rhonda Wong	-		240,000	iv	27,674	vi	20,256

Amount due to	Ms. Race Wong	-		188,425	[v]	27,674	vi	20,256

[i]	On May 1, 2019 and December 1, 2022 the Group entered into two separated interest-free loan facility agreements with Vienna Management Ltd, one of the Group’s major shareholders. Both revolving loan facility agreements offered up to S$2.0 million each for general working capital and general corporate purposes. The amount of S$2,290,044 (US$1,708,478) on December 31, 2022 had been fully settled in March 2023.

ii	On February 25, 2022, the Group entered into a services agreement with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in consideration S$3,618,250 (US$2,699,381). The Group received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022.

iii	On June 22, 2023, the Group extended payment for Notarization services for Anthill Corp and On November 12, 2024, the Group paid on behalf of Anthill Corp for corporate secretary services.

iv	On December 28, 2023, Ms. Rhonda Wong made short-term advances to the Group S$240,000 for general working capital and general corporate purposes.

[v]	On March 10 and September 12, 2023, Ms. Race Wong paid on behalf of the Group using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Group repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Race Wong made short-term advances to the Group S$200,000 for general working capital and general corporate purposes.

vi	Ms. Rhonda Wong and Ms. Race Wong voluntarily withheld part of their salary for working capital use by the Group amounting to a total of S$27,674 (US$20,256) each.

Related party transactions

Transaction nature	Name	December 31, 2022		December 31, 2023		December 31, 2024		December 31, 2024
		SGD		SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	2,900	(1)	-		2,100	(1)	1,537
Brokerage services provided to	Mr. David Loh	-		11,000	(2)	-		-
Emerging and other services to	Mr. David Loh	2,981,957	(3)	511,040	(3)	-		-
Emerging and other services to	Ms. Rhonda Wong	1,199	(4)	288	(4)	250	(4)	183
Emerging and other services to	Ms. Race Wong	-		-		4,770	(5)	3,491

(1)	Ms. Rhonda Wong engaged the Group to look for tenant for a property in March 2022 and April 2024. The respective project was completed during year ended December 31, 2022 and 2024, and Ms. Rhonda Wong paid the rental commission to the Group, being S$2,900 and S$2,100 (US$1,537) respectively.

(2)	Mr. David Loh engaged the Group to look for a tenant for a property and was completed during the year ended December 31, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,338) to the Group.

(3)	On February 25, 2022, the Group entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,492,997 (US$2,612,033). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Group in consideration S$3,085,865 (US$2,302,197). The Group received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Group recognized revenue S$2,981,957 (US$2,224,676) for the project. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$387,357).

(4)

Ms. Rhonda Wong engaged the Group to move and clean her house in April 2022. The project was completed during year ended December 31, 2022, and Ms. Rhonda Wong paid a service fee of S$1,199 (US$896) to the Group.

Ms. Rhonda Wong engaged the Group to perform aircon cleaning for her house and the project was completed during the year ended December 31, 2023, and Ms. Rhonda Wong paid a service fee of S$288 (US$218) to the Group.

Ms. Rhonda Wong engaged the Group to perform curtain cleaning for her house and the project was completed during the year ended December 31, 2024, and Ms. Rhonda Wong paid a service fee of S$250 (US$183) to the Group.

(5)	Ms. Race Wong engaged the Group to perform cleaning services multiple times for the year ended December 31, 2024, and Ms. Race Wong paid a total of service fees of S$4,770 (US$3,491) to the Group.

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

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2022, 2023 and 2024, the Group did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

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

The components of loss before income taxes were comprised of the following:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(2,959,534)	(5,434,925)	(4,321,476)	(3,163,136)
Malaysia	(114,507)	(81,299)	(40,798)	(29,862)
Loss before income taxes provision	(3,074,041)	(5,516,224)	(4,362,274)	(3,192,998)

The provision for income taxes consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	SGD	USD
Deferred tax assets:
Singapore	503,121	924,114	734,651	493,223
Malaysia	19,466	13,644	6,936	5,077

Less: valuation allowance
Singapore	(503,121)	(924,114)	(734,651)	(537,733)
Malaysia	(19,466)	(13,644)	(6,936)	(5,077)
Deferred tax assets	-	-	-	-

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

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

On Feb 16, 2024, 3,555,555 shares were issued as a result of a follow-on offering. During the year ended December 31, 2024, an additional 813,369 shares were issued pursuant to the acquisition of Simply, S-8, and compensation settlements, 23,590,308 resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2024.

The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Note 17 – Commitment and Contingencies

Lease commitments

The Group determines if a contract contains a lease at inception. US GAAP requires that the Group’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Group has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Group has two property lease agreements with lease terms ranging for one year and two years, respectively. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

For the years ended December 31, 2022, 2023 and 2024, there were no rent expenses for the short-term lease.

The Group’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2024 as follow:

Twelve months ending December 31,	Minimum lease payment
2025	121,828
2026-2027	-
Total future lease payment	121,828
Amount representing interest	(421)
Present value of operating lease liabilities	121,407
Less: current portion	(121,407)
Long-term portion	0

The following summarizes other supplemental information about the Group’s operating lease as of December 31, 2024:

Weighted average discount rate	1.79%
Weighted average remaining lease term (years)	0.3 years

Note 18 – Subsequent events

The Group has assessed all events from December 31, 2024, up through the date that these consolidated financial statements are available to be issued.

On January 23, 2025, the proposed acquisition of Ohmyhome Property Inc. was subsequently completed and Ohmyhome Property Inc. has become a fully owned subsidiary of Ohmyhome (BVI) Limited.

On March 10, 2025, the Company has effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-10. The reverse stock split was approved by the Company’s shareholders at a special meeting held on January 24, 2025. Ohmyhome Ltd ordinary shares began trading on an adjusted basis, reflecting the reverse stock split, under the existing ticker symbol “OMH.”

On March 18, 2025, the Company has filed a registration statement form F-3 that allowed the Company to, from time to time in one ore more offerings, offer and sell up to $300,000,000 in the aggregate of Ordinary Shares, preferred shares, warrants, units and rights to purchase Ordinary Shares, preferred shares, debt securities, rights or any combination of the foregoing, and has received the notice of effectiveness on March 19, 2025.

Aside to the above, there are no material subsequent events that require disclosure in these consolidated financial statements.

