Form 20-F
period 2025-12-31
Ohmyhome Ltd
filed 2026-04-28
CIK 1944902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Agus Prasetyo

ir@omsw.net

+65 6886 9009

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.01 per share	OMH	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,259,591 Class A ordinary shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“AI” refers to artificial intelligence.

●	“Amended and Restated Articles of Association” refers to the third amended and restated articles of association of our Company adopted on January 6, 2026, and as amended from time to time.

●	“Amended and Restated Memorandum” refers to the third amended and restated memorandum of association of our Company adopted on January 6, 2026, and as amended from time to time.

●

“Amended and Restated Memorandum and Articles of Association” refers to the third amended and restated memorandum and articles of association of our Company adopted on January 6, 2026, and as amended from time to time.

●	“Anthill” refers to Anthill Corporation Pte. Ltd., a company incorporated in Singapore.

●	“BVI” refers to the British Virgin Islands.

●	“CEA” refers to Council for Estate Agencies of Singapore.

●	“Company” or “our Company” refers to Ohmyhome Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 19, 2022.

●	“Companies Act” refers to the Companies Act of the Cayman Islands, as amended, supplemented or modified from time to time.

●	“Cora.Pro” refers to Cora.Pro Pte. Ltd., a company incorporated in Singapore on May 21, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“DIY” refers to do-it-yourself.

●	“DreamR” refers to The DreamR Project Pte. Ltd., a company incorporated in Singapore on December 7, 2021, and an indirect wholly-owned subsidiary of our Company.

●	“Estate Agents Act” refers to the Estate Agents Act 2010 of Singapore, as amended, supplemented or modified from time to time.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“MATCH” refers to the property matching technology and algorithm developed by our Group.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Ms. Race Wong” refers to Ms. Wong Wan Pei, our former Director, and Chief Operating Officer.

●	“Ms. Rhonda Wong” refers to Ms. Wong Wan Chew, a co- founder of our Group and our former Director, Co-Chief Executive Officer, and Chief Financial Officer.

●	“Ohmyhome (BVI)” refers to Ohmyhome (BVI) Limited, a company incorporated in the BVI on July 27, 2022, and a wholly-owned subsidiary of our Company.

●	“Ohmyhome (I)” refers to The DreamR II Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company. With effect from April 8, 2025, the name of the company was changed from Ohmyhome Insurance Pte. Ltd. to The DreamR II Pte. Ltd.

●	“Ohmyhome (M)” refers to Ohmyhome Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (R)” refers to Ohmyhome Renovation Pte. Ltd., a company incorporated in Singapore on March 5, 2020, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome (RL)” refers to Ohmyhome Realtors Sdn. Bhd., a company incorporated in Malaysia on January 17, 2019, and an indirect subsidiary of our Company.

●	“Ohmyhome (S)” refers to Ohmyhome Pte. Ltd., a company incorporated in Singapore on June 12, 2015, and an indirect wholly-owned subsidiary of our Company.

●	“Ohmyhome Property Management (S)” refers to Ohmyhome Property Management Pte. Ltd., a company incorporated in Singapore and a wholly-owned subsidiary of our Company. With effect from November 8, 2023, the name of the company was changed from Simply Sakal Pte. Ltd. to Ohmyhome Property Management Pte. Ltd.

●	“Ohswiftwing” refers to Ohswiftwing Pte. Ltd., a company incorporated in Singapore on 21 July 2025, and a wholly-owned subsidiary of our Company.

●	“Class A Ordinary Shares” refers to the class A ordinary shares of in the capital of our Company, par value US$0.01.

●	“Class B Ordinary Shares” refers to the class B ordinary shares of in the capital of our Company, par value US$0.01.

●	“Operating Subsidiaries” refers to Ohmyhome (S), Ohmyhome (I), Ohmyhome (R), Cora.Pro, DreamR, Ohmyhome Property Management (S), Ohmyhome (M), Ohmyhome (RL) and Ohswiftwing.

●	“Other Existing Shareholders” refers to the existing shareholders of our Company immediately prior to the initial public offering (excluding Anthill), namely Ang Yen Ney, Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd. and Tsai Chun-Chia (all of whom are Independent Third Parties except Anthony Craig Bolger, Lee Kwi Thai and Vienna Management Ltd.).

●	“RM” refers to Malaysian ringgit, the lawful currency of Malaysia.

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to The Singapore Contractors Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time.

●	“Shareholders” refers to registered holders of Shares.

●	“shares”, “Shares” or “Ordinary Shares” refer to the ordinary shares of the Company, consisting of Class A Ordinary Shares and Class B Ordinary Shares;

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“Super Agents” refers to licensed real estate agents and salespersons employed by our Group on a full-time basis and not associated with any other agencies in the jurisdictions where we operate.

●	“TDSR” refers to the Total Debt Servicing Ratio.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

●	“U.S.” or “United States” refers to the United States of America.

●	“VR” refers to virtual reality.

Ohmyhome Limited is a holding company with operations conducted in Singapore and Malaysia through its operating subsidiaries in Singapore and Malaysia, using Singapore dollars and Malaysian Ringgit. Our reporting currency is in Singapore dollars. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.2859 to US$1.00 for the financial year ended December 31, 2025 amounts, S$1.3662 to  US$1.00 for the financial year ended December 31, 2024 amounts, S$1.3193 to US$1.00 for the financial year ended December 31, 2023 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

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

v

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

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers (at page 3).

●	We may be unable to maintain our relationships with our existing third party business partners and/or develop relationships with new third party partners (at page 4).

●	We may be unable to generate profit in the future or at all (at page 5).

●	Our business model and growth strategy depend on our ability to attract home buyers and home sellers to our online platform in a cost-effective manner (at page 6).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (at page 7).

●	The proper functioning and reliability of our online platform is essential to our business (at page 7).

●	We depend on the reliable performance of third party networks and mobile infrastructure (at page 8).

●	We incur costs and are subject to certain challenges which our competitors with different business models do not face (at page 8).

●	We may be unable to successfully renew our estate agent license (at page 9).

●	Our business is dependent on the availability of mortgage financing (at page 10).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (at page 10).

●	We may be unable to adequately protect our intellectual property and proprietary rights (at page 11).

●	We rely on certain technology and software licensed from third parties (at page 12).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (at page 13).

●	We are dependent on key management personnel for our future success and growth (at page 14).

●	We may be unable to attract, retain, effectively train, motivate, and utilize Super Agents (at page 15).

●	We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business (at page 18).

●	Acquisitions by our Company have potential benefits, such as expanding product and service offerings, entering new markets, and acquiring new technologies, but also carries risks such as integration, cultural, financial, regulatory, and legal risks (at page 18).

Risks related to our Class A Ordinary Shares

●	We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (page 21).

●	The trading price of our Class A Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Class A Ordinary Shares, which could result in substantial losses to you (page 22).

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (page 23).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 23).

●	Short selling may drive down the market price of our Class A Ordinary Shares (page 23).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline (page 24).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market Listing Rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing Rules (page 24).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (page 24).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 25).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 25).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 26).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 26).

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all (page 27).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events (page 27).

●	We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company (page 27).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors (page 27).

Risks Relating to the Jurisdictions where we operate

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (at page 28).

Risks Related to our Business and Industry

We are dependent on our Super Agents, in-house employees and our third party business partners on our platform to provide quality services to customers.

The success of our business depends substantially on our ability to provide quality and satisfactory customer experience in the property transaction services offered on our platform, which, in turn, depends on a variety of factors, including our ability to offer high standards of service from our in-house Super Agents and relationship managers, as well as external business partners such as financial advisers, legal service providers, contractors and professional house movers who offer their services through our platform. We have also expanded into digital marketing business for clients in a variety of industries by leveraging our platform operation experiences and capabilities to diversify our revenue stream with an aim to lessen our reliance on property engagements and on the Super Agents as well.

In terms of our in-house staff, although we have implemented various service protocols and conduct regular trainings to ensure the service quality of our Super Agents and relationship managers, we cannot guarantee that we will effectively manage all of our employees to ensure consistent and satisfactory customer experience in all service settings. Our brokerage services is our core business, which generated a revenue of S$2,817,930, S$3,906,953 and S$2,633,613 representing 56.3%, 36% and 21.5%  of our total revenue for the years ended December 31, 2023, 2024 and 2025 respectively. Though our revenue contribution from brokerage services have become less prominent, we are still reliant on our Super Agents to provide high standards of service to our customers looking to engage professional property agents for their property transactions. Our Super Agents may, from time to time, fail to fully comply with our protocols and relevant laws or regulations and/or may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image. While we have, in the past, received customer complaints in respect of the service standards of some of our Super Agents, such complaints are relatively minor in nature and are resolved expeditiously, such as by changing the Super Agent serving the customer in question, at no additional cost to the customer. If we are unable to continue to provide satisfactory customer experience, our customers may choose other service providers over our platform for their intended property transactions, which could adversely and materially impact our business, prospects, financial condition and results of operations.

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

We recorded a negative cash flow from operating activities of S$4,854,939 (US$3,679,937) as at December 31, 2023, and a negative cash flow from operating activities of S$3,025,371(US$2,214,442) as at December 31, 2024, and a negative cash flow from operating activities of S$4,229,054 (US$3,288,791) as at December 31, 2025. We may continue to record net current liabilities, a total deficit and/or negative cash flow from operating activities in the foreseeable future, which can expose us to liquidity risks. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

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

In spite of the above-mentioned increased competition within our traditional business, we strategize to enter into digital marketing business where we are able to target a broader client portfolio, ranging from traditional industry players to high growth company in the telecommunication and entertainment industry, and artificial intelligence (“AI”) industry participants who have a high demand of obtain online attention and traffic through our services and our experiences with major online traffic platforms.

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

Into second half of 2025 we launched digital marketing business in collaboration with third party vendors that purchasing internet traffic to promote our clients’ content on various media platforms such as Google and Facebook. Our new business initiatives are rely heavily on Internet search engines.

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

We are adversely affected by factors that reduce transaction volumes, sales prices and/or rental rates in the property markets of jurisdictions we operate in, particularly the Singapore residential property market, which accounted for a significant proportion of our Group’s total income in 2023, 2024 and 2025.

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

Our success and ability to compete depends in part on our intellectual property. As of December 31, 2025, we have one (1) registered trademark in Singapore and one (1) registered trademark in the Philippines. We have filed applications for the registration of one (1) trademark in Malaysia.

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

Our Group’s growth to-date is attributable to contributions and expertise of our key management personnel, who each have valuable and extensive experience and knowledge of the industry. In particular, our Chief Executive Officer and director, Mr. Agus Prasetyo has been instrumental in formulating our business strategies and spearheading the growth of our business and operations. Our continued success and growth will depend, to a large extent, on our ability to retain the services of our key management personnel. We do not currently maintain any key-man insurance. The loss of services of any of our key management personnel or skilled employees without suitable and timely replacements may materially and adversely affect our business, prospects and financial condition and results of operations.

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

Our brokerage service, which formed the accounted for a substantial part of our revenue for the fiscal years ended December 31, 2023, 2024 and 2025 depends heavily on our ability to attract, retain and to effectively train our Super Agents. In this regard, our compensation model for our Super Agents differs from the typical model under traditional brokerage agencies, where we provide incentives to our Super Agents based on the number of transactions completed, as opposed to the value of each transaction. As a result, depending on the value and nature of the property being transacted, our Super Agents may earn less on a per transaction basis than traditional agents, which may be unattractive to some agents. As our compensation model is uncommon in the real estate brokerage industry, certain agents may find this to be unattractive and may prefer the independent contractor, commission-driven compensation model used by most traditional brokerages. If we are unable to attract, retain, effectively train, motivate, and utilize our Super Agents, we may be unable to grow our revenue in our brokerage service sector, which could adversely harm our business, prospects, financial condition and results of operations.

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

Our marketing efforts and digital marketing services may not be successful.

We rely on performance-based marketing channels, including those used in our digital marketing services, where outcomes are evaluated based on metrics selected by our advertisers and corporate clients and are subject to change at any time. We have limited control over how such customers define or assess our performance. Certain of these metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies, including those arising from third-party vendors or data sources, may harm our reputation and adversely affect our business. In addition, the metrics we provide may differ from those used by third parties or our competitors due to differences in methodology. If our advertisers or corporate clients do not perceive our metrics or services to be reliable, it could adversely affect our marketing efforts and business.

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

2024 has seen some recovery in transactions in the Singapore market as a result of stabilizing mortgage rates. In August 2024, HDB announced a lowering of Loan-to-Value limit for HDB housing loans by 5% from 80% to 75%, which may impact buyers’ ability to afford higher valued homes due to increased cash outlay. In 2024, the market recovered from the series of government cooling measures and have witnessed a growth of 8.4% in HDB resale transactions according to HDB resale statistics, and 24.0% growth in private property transactions according to Urban Redevelopment Authority of Singapore. As a result of our growth in our HomerAI product as well as integration with our acquired property management business, our Brokerage Services segment in financial year 2024 has seen a growth of 38.6% as compared to 2023.

In financial year 2025, the Singapore property market has generally remained stable, supported by relatively stabilized mortgage rates and underlying demand. However, transaction volumes have shown signs of normalization following the recovery observed in 2024, alongside the continued impact of property cooling measures and affordability constraints. We have continued to enhance our product offerings, including further development of our HomerAI capabilities, and to leverage the integration with our property management business to support our Brokerage Services segment.

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

Above-mentioned macro-economic factors may impact the clients of on our newly developed digital marketing business, though currently our clients in this segment are mainly in the telecommunication and entertainment business. Our performance would to a large extent be impacted by their advertising budgets diverted to us, and the macro-economic factors in this segment might vary from the those in the real-estate industry. However, if the overall economic growth slows or the inflation rate ramps up, our online advertising business would also be negatively impacted. We intend to diversity our client portfolio and geographic concentration to attain the revenue growth in the digital marketing segment.

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

Acquisitions by our Group such as the Simply Sakal Acquisition (see Section 4.B. Business Overview - Recent Developments - beginning on Page 36) allows us to expand our product and service offerings, enter new markets, and acquire new technologies. However, acquisitions can also be complex and challenging, and they can carry a number of risks, including:

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

Our business depends on our relationships with advertisers and corporate clients, many of which are not subject to long-term contractual commitments. If such clients reduce or cease their spending with us, or if we are unable to establish and maintain such relationships, our business, results of operations and financial condition could be adversely affected.

A substantial portion of our revenue is derived from engagements with advertisers and corporate clients, including consumer engagements in the form of referrals as well as digital marketing services provided to corporate clients. Our relationships with these clients depend on our ability to deliver effective marketing solutions, including generating user engagement and executing digital marketing campaigns at commercially acceptable terms. If our clients are not able to achieve their desired outcomes, they may reduce their spending with us, cease to engage our services, or seek alternative service providers.

Our agreements with advertisers and corporate clients are generally short-term in nature, and such clients may discontinue their engagement with us at any time, often with limited or no prior notice. As a result, we cannot assure that these clients will continue to work with us or, if they do, the level of services they will procure, the fees they are willing to pay, or their overall spending with us. We may also face challenges in attracting new advertisers and corporate clients or expanding our relationships with existing clients.

Our digital marketing services involve third-party vendors to execute marketing campaigns. If we are unable to effectively manage these vendor relationships or if such vendors fail to perform as expected, our ability to deliver satisfactory services to clients may be adversely affected. Any such failure could harm our reputation, reduce client retention, and negatively impact our results of operations.

If we are unable to maintain existing client relationships or attract new clients, we may experience reduced demand for our services, which could adversely affect our business and financial performance.

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

Our advertisers and corporate clients may choose to market and distribute their products and services through channels outside of our platform or obtain similar services from our competitors, which could reduce demand for our services and adversely affect our business.

Because we generally do not have exclusive relationships with our advertisers and corporate clients, they may choose to engage with consumers directly or through other channels without utilizing our platform or services. For example, advertisers and corporate clients may conduct their own marketing campaigns, enter into direct arrangements with third-party service providers, or utilize competing online platforms or traditional distribution channels, such as referral arrangements, physical storefronts or broker relationships.

In addition, our digital marketing services are provided on a non-exclusive basis, and our corporate clients may engage other marketing service providers or develop in-house capabilities to meet their marketing needs. If our clients determine to reduce their reliance on our services, shift their spending to competitors, or bring such activities in-house, demand for our services may decline.

Furthermore, advertisers and corporate clients may limit or terminate our access to their systems, data, or marketing channels, including their internal platforms and customer relationship management systems. Any such limitations could reduce our ability to deliver effective marketing solutions and impair our competitiveness. If consumers increasingly seek products and services directly from advertisers or through competing platforms, or if our advertisers and corporate clients reduce or cease their engagement with us, our business, financial condition and results of operations could be affected.

Risks Related to our Class A Ordinary Shares

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “OMH.” In order to continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Company Guide, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Class A Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have a relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore and Malaysian law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Ordinary Shares.

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

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Group or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association, special resolutions and the registers of mortgages) or to obtain copies of lists of shareholders of these companies. Unless otherwise provided therein, our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring the liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand including those net proceeds from the initial public offering during 2023 and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price or the then-current market price per share of our Class A Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

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

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

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

We are a holding company incorporated in the Cayman Islands and operate certain parts of our businesses through our Operating Subsidiaries which are incorporated in Singapore and Malaysia. Therefore, the availability of funds to pay dividends to our shareholders depends upon dividends received from our subsidiaries. If our subsidiaries incur debts or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends to our Shareholders will be restricted. Local laws and regulations have differing requirements and restrictions on the ability of a company to pay dividends to its shareholders. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries have entered into or may enter into in the future may also restrict the ability of our subsidiaries to provide capital or declare dividends to us.

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

Corporate History and Structure

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

Our Company was incorporated in the Cayman Islands on July 19, 2022 under the Companies Act as an exempted company with limited liability. On 23 August 2022, our authorized share capital was US$500,000 divided into 500,000,000 Ordinary Shares, with a par value of US$0.001 each. Prior to our Group’s reorganization, Ohmyhome (S) was the holding company of our Group. Our subsidiaries in Singapore, namely, Ohmyhome (R), Ohmyhome (I), Cora.Pro and DreamR, are wholly-owned subsidiaries of Ohmyhome (S). Ohmyhome (S) also has a 49% interest in Ohmyhome (M), and an indirect interest of 24% in Ohmyhome (RL) (through the 49% interest in Ohmyhome (RL) held by Ohmyhome (M)).

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

Upon completion of the reorganization, our Company became the holding company of our Group.

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

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, entered into a sale and purchase agreement (“SPA”) with (i) Sakal Real Estate Partners Pte. Ltd., (ii) Narendra Patel and (iii) Chong Jia Gen, Kenneth (collectively, the “Simply Sellers”) pursuant to which Ohmyhome (BVI) agreed to acquire 350,140 issued and fully paid ordinary shares in the capital of Ohmyhome Property Management (S) from the Simply Sellers, representing 100% of the total number of issued shares in the capital of Ohmyhome Property Management (S) (“Simply Sakal Acquisition”) for a total consideration of S$4,712,000 (equivalent to approximately US$3,500,000) (“Total Consideration”). Ohmyhome Property Management (S) is a tech-enabled property management company in Singapore. The Total Consideration shall be satisfied by way of S$1,712,000 (equivalent to approximately US$1,300,000) in cash (“Cash Consideration”) and S$3,000,000 (equivalent to approximately US$2,200,000) by way of allotment and issuance of new Ordinary Shares (“Consideration Shares”). Pursuant to the terms of the SPA, settlement of the Total Consideration shall take place in four tranches as follows: (a) an amount of S$513,600 in cash (equivalent to 30% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the date of completion of the Simply Sakal Acquisition (“Completion Date”); (b) an amount of S$513,600 in cash (equivalent to 30% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the first anniversary of the Completion Date; (c) an amount of S$684,800 in cash (equivalent to 40% of the Cash Consideration) and the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the second anniversary of the Completion Date; and (d) the satisfaction of S$750,000 by way of the allotment and issuance of Consideration Shares on the third anniversary of the Completion Date. In connection with the completion of the Simply Sakal Acquisition on October 6, 2023, the Company had, on the same date, paid the first tranche of the Cash Consideration and issued 171,384 Ordinary Shares to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. The SPA, which has been approved by the Board of Directors of the Company, was negotiated at arm’s length between Ohmyhome (BVI) and the Simply Sellers.

On February 16, 2024, the Company completed its upsized public offering of ordinary shares. In this offering, the Company issued 3,555,555 ordinary shares at a public offering price of $1.35 per ordinary share. The Company received gross proceeds in the amount of US$4.8 million before deducting placement agent fees and other offering expenses.

On September 9, 2024, the Company entered into compensation settlement agreements (the “Compensation Settlement Agreements”) with two of its former directors, Rhonda Wong and Race Wong. Since January 2024, each director had voluntarily withheld their compensation. Pursuant to the Compensation Settlement Agreements, the Company agreed to settle the outstanding compensation by issuing ordinary shares to each director. Under the terms of the Compensation Settlement Agreements, the Company issued 217,565 ordinary shares to each director. The number of shares was determined based on the market price of the Company’s ordinary shares of $0.405 per share, reflecting a total settlement amount of S$114,548 (US$88,114) per director. The shares were issued on October 4, 2024.

On January 24 2025, the Company’s shareholders approved a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-10. On March 10 2025, Ohmyhome Ltd ordinary shares began trading on an adjusted basis, reflecting the reverse stock split, under the existing ticker symbol “OMH.”

On May 19, 2025, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue up to 4,040,000 ordinary shares at a purchase price of US$0.45 per share, in a registered direct offering. On June 11, 2025, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue up to 16,666,667 ordinary shares at a purchase price of US$0.18 per share, in a registered direct offering. The offerings were made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-285637), which was declared effective on March 26, 2025 by the SEC. In respect of the offering, a prospectus supplement to the Registration Statement was filed with SEC on June 11, 2025.

On July 28, 2025, the Company adopted a re-designation and re-classification of ordinary shares, which was approved by the Company’s shareholders at the Company’s extraordinary general meeting of the shareholders on June 23, 2025. In the meeting, the shareholders approved that the authorized share capital of the Company was re-designated from US$75,000,000 divided into 7,500,000,000 ordinary shares of a nominal or par value of US$0.01 each into US$75,000,000 divided into 6,750,000,000 class A ordinary shares of a nominal or par value of US$0.01 each (“Class A Ordinary Shares”) and 750,000,000 class B ordinary shares of a nominal or par value of US$0.01 each (“Class B Ordinary Shares”); and the issued 6,434,464 ordinary shares of par value of US$0.01 each in the Company were re-designated and re-classified into 5,592,924 Class A Ordinary Shares each with one (1) vote per share to all Shareholders except Anthill and 841,540 Class B Ordinary Shares each with one hundred (100) votes per share to Anthill on a one for one basis. Class A Ordinary Shares began trading on July 28, 2025, reflecting the share reorganization, under the existing ticker symbol “OMH.”

On July 21, 2025, the Company established Ohswiftwing Pte. Ltd. in Singapore as a wholly owned subsidiary of the Company to support the development of its digital marketing services business as part of its efforts to explore additional service offerings.

On January 6, 2026, the Company held an extraordinary general meeting of the shareholders, during which the Shareholders approved, inter alia, an increase of the authorized share capital of the Company. The authorized share capital of the Company was increased from US$75,000,000 divided into 6,750,000,000 Class A Ordinary Shares and 750,000,000 Class B Ordinary Shares, to US$7,500,000,000 divided into 675,000,000,000 Class A Ordinary Shares and 75,000,000,000 Class B Ordinary Shares by the creation of an additional 668,250,000,000 Class A Ordinary Shares and 74,250,000,000 Class B Ordinary Shares.

As of the date of this annual report, the Company has a dual-class share structure consisting of 22,259,591 Class A Ordinary Shares and 841,540 Class B Ordinary Shares. Each Class A Ordinary Shares is entitled to one (1) vote per share, and each Class B Ordinary Shares is entitled to one hundred (100) votes per share.

Organization Chart

The chart below sets out our corporate structure.

*	Where less than 50% of the equity interest held in the investee, management has exercised significant judgement and determine that the investee should be consolidated as a subsidiary of the Group, as the Group controls the operating and financing activities and decisions that significantly affect performance and distributions of the investee, through control of their board of directors.

Entities

A description of our principal operating subsidiaries is set out below.

Ohmyhome (S)

On June 12, 2015, Ohmyhome (S) was incorporated in Singapore as a private company limited by shares. Ohmyhome (S) commenced business on May 21, 2016 and is principally engaged in the provision of a one-stop-shop property platform for its customers. As part of a group reorganization on November 30, 2022, Ohmyhome (S) became an indirect wholly-owned subsidiary of our Company.

Ohmyhome (I)

On March 5, 2020, Ohmyhome (I) was incorporated in Singapore as a private company limited by shares. Ohmyhome (I) was initially established to provide home insurance services to house users Ohmyhome (I) does not have operations now. As part of a group reorganization on November 30, 2022, Ohmyhome (I) became an indirect wholly-owned subsidiary of our Company. On April 8, 2025, Ohmyhome (I) (formerly known as Ohmyhome Insurance Pte. Ltd.) changed its name to The DreamR II Pte. Ltd.

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

DreamR

On December 7, 2021, DreamR (formerly known as Ganze Pte. Ltd.) was incorporated in Singapore as a private company limited by shares. DreamR was established as the renovation arm of our Group, engaged in interior decoration projects of high-end residential and commercial units. As part of a group reorganization on November 30, 2022, DreamR became an indirect wholly owned subsidiary of our Company.

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

Ohmyhome Property Management (S)

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company acquired 100% of the total number of issued shares in the capital of Ohmyhome Property Management (S). Ohmyhome Property Management (S) was incorporated in Singapore as a private company limited by shares on January 4, 1995 and is a tech-enabled property management company in Singapore.

Ohswiftwing Pte. Ltd.

On July 21, 2025, Ohswiftwing Pte. Ltd. was incorporated in Singapore as a private company limited by shares. Ohswiftwing was established as a wholly owned subsidiary of the Company, principally engaging in the provision of digital marketing services, including marketing strategy planning, content development, and digital promotion, as part of the Company’s expansion into diversified service offerings.

Ohmyhome Property Inc.

On January 23, 2025, Ohmyhome (BVI) Limited, a wholly owned subsidiary of the Company, completed the acquisition of substantially all of the issued and outstanding shares of Ohmyhome Property Inc. (the “OMPH”), a company incorporated in the Philippines, pursuant to a Debt Settlement and Share Purchase Agreement (the “SPA”) entered into with the shareholders. OMPH was incorporated in Philippine as a private company limited by shares on September 10, 2020 and is principally engaged in the provision of brokerage service for its customers.

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

Following a strategic review in 2025, we initiated the provision of digital marketing services to selected clients. Leveraging our operational experience in online user engagement and multi-channel marketing developed through our property platform, we began to expand our service offerings into digital marketing. Our services generally involve providing content promotion services for advertisers, which include supporting clients in the development of digital marketing strategies, the creation of promotional content, and the delivery and monitoring of online advertising campaigns across selected digital channels. This business is at an early stage of development. To date, we have engaged several clients in the telecommunications and entertainment sectors and have generated initial revenues from these activities.

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

For the financial year ended December 31, 2025, we generated revenue of approximately S$12.2 million, representing an annual growth of 12%. Our revenue generated by brokerage services constituted 22% of our total revenue for the financial year ended December 31, 2025. Our revenue generated by emerging and other services constituted27%of our total revenue for the financial year ended December 31, 2025. Our revenue generated by property management services constituted 49% of our total revenue for the financial year ended December 31, 2025.   Our revenue generated by the digital marketing business achieved a revenue of S$323,525 for the financial year ended December 31, 2025.

Our Technology-Enabled Solutions

We believe that the use of technology and data is our key edge over our competitors. Our core service offerings are categorized as follows, all of which are offered through our one-stop platform:

●	Brokerage Services. For clients who wish to engage professional real estate services, we offer brokerage services through our Super Agents to represent customers seeking to purchase, sell, rent, or lease their properties on our platform. We also provide documentation services for clients who have already found a keen counterpart to their transactions and wish to engage us to assist with all necessary paperwork to complete the transaction.

●	Digital Marketing Services. We leverage technology and data-driven insights to support our digital marketing services, which are offered as part of our broader platform capabilities. We assist clients in planning and executing digital marketing campaigns, including online promotion and performance tracking across selected digital channels. We utilize our experience in user engagement and multi-channel outreach to support clients’ marketing initiatives. These services are currently at an early stage of development and are provided to selected clients.

●	Emerging and Other Services. We offer the following emerging and other services in connection with property transactions, which can each be utilized by our customers as a standalone service or in conjunction with our other service offerings:

(a)	Listing and Research. We provide an online platform for home sellers to freely list their properties and for home buyers to freely view such listings. We also provide online tools and resources, including property transaction guides, automated electronic valuation of listed properties, and calculators for mortgage affordability and determining the amount of stamp duty payable on any property transaction, to provide our users with comprehensive resources to aid them in embarking on their property transaction journey.

(b)	Mortgage Referral Services. Through our online platform, we provide our customers with referrals to experienced financial service providers from our partner banks, who provide mortgage advice and financing guidance. We also value-add by compiling and comparing the interest rates across our wide range of partner banks, to provide the financing option best tailored to each individual customer’s needs.

(c)	Legal Services. We provide our customers with access to specialized law firms through our online platform, which provide conveyancing services, legal advice and the preparation of documentation to provide our users with a hassle-free conveyancing process and to better equip them with sufficient know-how to protect their legal interests while completing their property transactions.

(d)	Insurance Referral Services. We partner with established insurance brokers to provide our customers with access to insurance policies, such as home insurance and fire insurance, to meet their property transaction needs.

(e)	Renovation and Home Services. We offer renovation services and partner with trusted brands to help homeowners conceptualize, design, budget and project manage their renovation projects. We also offer a wide range of home needs services such as cleaning, painting and servicing to suit the upgrading and maintenance needs of homeowners. As part of our home services, we work with external partners to offer professional moving services to customers moving to a new residential or commercial property. In addition, we also provide assistance to foreign customers relocating from overseas to our country of operation, and we also advise such foreign customers on relevant rules and regulations to ensure compliance with the relevant laws and regulations and if applicable, that the tenancy agreement protects the rights and needs of the customer.

Strategic Expansion into Digital Marketing

In the second half of 2025, following a strategic review conducted by our newly appointed management team, the Company identified increasing demand among corporate entities for integrated online digital marketing solutions, by leveraging its experience in digital engagement and marketing developed through its online property brokerage operations. We began extending these internal marketing strengths to a diverse client base as part of our efforts to broaden our service offerings.

We leverage technology and data-driven insights to support our digital marketing services, which are offered as part of our broader platform capabilities. Under this business, we provide content promotion services for advertisers, including assisting clients in the development of digital marketing strategies, the creation of promotional content, and the execution and monitoring of online advertising campaigns across selected digital channels. The Company intends to utilize operational capabilities developed through its platform operations, including experience in online user engagement and multi-channel marketing, to support these activities.

As of the date of this annual report, the Company has successfully engaged with clients in telecommunication and entertainment industry to provide comprehensive digital marketing solutions, and has generated sizeable revenue of approximately S$323,525 from these services for the year ended December 31, 2025.

Recent Developments

On January 23, 2025, the proposed acquisition of Ohmyhome Property Inc. was subsequently completed and Ohmyhome Property Inc. has become a fully owned subsidiary of Ohmyhome (BVI) Limited.

On January 24, 2025, the Company’s shareholders approved a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-10. On 10 March 2025, Ohmyhome Ltd ordinary shares began trading on an adjusted basis, reflecting the reverse stock split, under the existing ticker symbol “OMH.”

On May 19, 2025, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue up to 4,040,000 ordinary shares at a purchase price of US$0.45 per share, in a registered direct offering. On June 9, 2025, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue up to 16,666,667 ordinary shares at a purchase price of US$0.18 per share, in a registered direct offering. The offerings were made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-285637), which was declared effective on March 26, 2025 by the SEC. In respect of the offering, a prospectus supplement to the Registration Statement was filed with SEC on June 11, 2025.

On July 28, 2025, the Company adopted a re-designation and re-classification of ordinary shares, which was approved by the Company’s shareholders at the Company’s extraordinary general meeting of the shareholders on June 23, 2025. In the meeting, the shareholders approved that the authorized share capital of the Company was re-designated from US$75,000,000 divided into 7,500,000,000 ordinary shares of a nominal or par value of US$0.01 each into US$75,000,000 divided into 6,750,000,000 class A ordinary shares of a nominal or par value of US$0.01 each and 750,000,000 class B ordinary shares of a nominal or par value of US$0.01; and the issued 6,434,464 ordinary shares of par value of US$0.01 each in the Company were re-designated and re-classified into 5,592,924 Class A Ordinary Shares each with one (1) vote per share to all shareholders except Anthill and 841,540 Class B Ordinary Shares each with one hundred (100) votes per share to Anthill on a one for one basis. Class A Ordinary Shares began trading on July 28, 2025, reflecting the re-designation and re-classification of ordinary shares, under the existing ticker symbol “OMH.”

On July 21, 2025, the Company established Ohswiftwing Pte. Ltd. in Singapore as a wholly owned subsidiary of the Company to support the development of its digital marketing services business as part of its efforts to explore additional service offerings.

On January 6, 2026, the Company held an extraordinary general meeting of the shareholders, during which the Shareholders approved an increase of the authorized share capital of the Company. The authorized share capital of the Company was increased from US$75,000,000 divided into 6,750,000,000 Class A Ordinary Shares and 750,000,000 Class B Ordinary Shares, to US$7,500,000,000 divided into 675,000,000,000 Class A Ordinary Shares and 75,000,000,000 Class B Ordinary Shares by the creation of an additional 668,250,000,000 Class A Ordinary Shares and 74,250,000,000Class B Ordinary Shares.

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

While our data-driven platform is free to use for customers who wish to self-transact, our full agent service fees are up to 2% for HDB flats and up to 3% for private properties, and we charge a fixed fee for the provision of documentation services. A significant portion of our revenue is derived from our brokerage services, which generated a revenue of S$2,817,930, S$3,906,953 and S$2,633,613representing 56.3%, 35.9% and 21.5% of our total revenue for the years ended December 31, 2023, 2024 and 2025 respectively.

Brokerage services have witnessed slowdown during fiscal year 2025, as we are facing fierce competition from peer online real estate platforms to list and search for properties. On average, in 2025, our Super Agents successfully completed approximately 109 sale, purchase, lease and rental transactions per month through our platform.We are searching for new areas of growth by leveraging our online operational experience.

Digital Marketing Services

In 2025, we expanded our service offerings to include digital marketing services, delivered through our newly established subsidiary, Ohswiftwing Pte. Ltd. This business leverages operational capabilities developed through our online property platform, including experience in user engagement, digital content, and multi-channel promotion.

Our digital marketing services are based on a client-focused approach. We engage with corporate clients to understand their marketing objectives, target audience, and budget, and develop tailored digital marketing plans accordingly. These plans may include marketing strategy development, content creation, and digital promotion across relevant online channels. Implementation is carried out in collaboration with external vendors and service providers, with the Company coordinating project execution and related activities.

Revenue from these services is generated on a fee-for-service basis, typically reflecting the scope of the marketing plan and the resources required for execution. Starting from the second half of 2025 the Company has engaged clients in selected industries, including telecommunications and entertainment, and generated approximately a revenue of S $323,525 from digital marketing services.

Emerging and Other Services

Our other property-related services include (a) listing and research services, (b) mortgage referral services, (c) legal services, (d) insurance referral services and (e) renovation and home services. These services are offered through our Ohmyhome platform.

Through our platform, users may access property listings, information and tools, and may connect with third-party service providers, including banks, law firms, insurance brokers and home service providers. We receive referral or advertising fees from certain partners, including banks, law firms and insurance providers. For renovation and home services, customers pay fees based on the agreed quotation, while the relevant works are typically carried out by third-party contractors.

Property Management Services

Through the acquisition of Ohmyhome Property Management (S), we provide property management services to MCSTs in Singapore to manage the facilities and public spaces within the condominium and executive condominium projects, as well as for commercial and industrial complexes. We provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates.

Our Platform

Our one-stop property platform, accessible via our website (www.ohmyhome.com) and mobile application, is a rapidly growing online real estate platform in Singapore, Malaysia and the Philippines (by way of our licensed platform in the Philippines) in terms of:

●	Downloads: According to data from Appstore for iOS devices and Google Playstore for Android devices, our mobile application had close to 488,792 downloads at December 31, 2025.

●	Monthly Active Users: According to data from Firebase on our mobile application and Google Analytics 4 on our website, we had an average of over 62,756 monthly active users on our website and mobile application in 2025.

●	Visitor Traffic: According to data from Google Analytics 4, our website received a monthly average of over 63,284 unique visitors as of December 31, 2025.

●	Market Share: According to HDB Transaction data and platform statistics, we obtained an estimated 223 market share of the public residential property resale market by number of transactions.

●	Property Listings and Transactions: According to user listings and activities on our website and mobile application, as of December 31, 2025, we had over 393 property transactions on our platform.

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

Ohmyhome Property Management operates a proprietary mobile application, Simple, for residents to access announcements, book facilities, submit applications, make payments, and provide raise issues with speed, ease and reliability. Ohmyhome Property Management (S) also operates a proprietary backend process and document management system that improves the productivity of the onsite staff as well as improving the accuracy and timeliness of information flow.

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

Home Ownership Management & E-valuation Report AI Tool (HomerAI)

We have developed and launched HomerAI, our Homer Ownership Management & E-valuation Report AI Tool, in 2023. HomerAI provides homeowners with detailed information regarding the latest fair value of their home, calculations for the cash proceeds from the sale of their property at different prices and the usual costs involved, and allows users to learn the steps and typical timeline required for the sale of their property, without having to go through a third party agent, who may not necessarily be equipped with the same data and tools provided through HomerAI. This will allow homeowners to have access to transparent information at their fingertips and to further solidify our brand as a trusted and comprehensive property platform. It will also allow us to reach a wider audience of customers and shorten the service cycle if customers decide to engage our services.

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

Property Management System

Through the acquisition of Ohmyhome Property Management (S), we have acquired Ohmyhome Property Management (S)’s property management system as well as the resident-facing mobile application, “Simple”. With a centralized property management system, we are able to ensure the upkeep of service levels and responsiveness of the services by the onsite management team, and also digitize many traditionally paper-based processes such as facility booking, application submission, or payment of fees.

Insurance

In accordance with customary industry practice and applicable regulations, we carry real estate professional indemnity and management liability insurance, as well as hospitalization and employer liability insurance in respect of certain of our foreign employees. We also obtain contractors’ all risk insurance in respect of certain assets used in our renovation projects, depending on the size and nature of the project. We do not carry general business interruption or “key person” insurance. We carry Side A Director’s and Officer’s Liability Insurance effective from March 21, 2026 to March 21, 2027. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

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

Estate Agents

In the case of estate agents, in order to obtain or renew an estate agent’s license, the CEA must be satisfied that (a) the estate agent has, among other things, in place systems and processes to ensure proper management of the business and its salespersons; (b) the estate agent does not hold a license as any other estate agent; and (c) each specified individual (as defined in the Estate Agents (Licensing and Registration) Regulations 2010) has attained the age of 21 years, is not registered as a salesperson with another estate agent, does not hold a license as any other estate agent, has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA, and has, in the two (2) years immediately before the application for a license, passed the Real Estate Salesperson examination.

Every estate agent must also take out and maintain in force at all times during the period in which it carries out estate agency work the relevant professional indemnity insurance.

The Estate Agents (Licensing and Registration) Regulations 2010 also prescribes certain qualifications and requirements for key executive officers of estate agents. A key executive officer must (a) be the sole proprietor, Director or partner of the estate agent; (b) be 21 years of age or older and have a minimum of 4 GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA; (c) have at least three (3) years of experience in estate agency work; (d) have completed at least 30 property transactions (acting for any house agent or estate agent or as the holder of a house agent’s licence or an estate agent’s licence) in the three (3) years immediately before his appointment or have at least three (3) years of experience in managing the business of a house agent or an estate agent as an executive director, a chief executive, key executive officer, partner or sole proprietor; and (e) within 2 years immediately before the appointment as a key executive officer, pass the Real Estate Agency examination.

Salespersons

In the case of salespersons, no individual can be registered as a salesperson unless he (a) has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA; and (b) has, in the two (2) years immediately before the application for registration, passed the Real Estate Salesperson examination. Such requirements are subject to certain exemptions as prescribed under the Estate Agents (Licensing and Registration) Regulations 2010. In order to renew his registration, the salesperson must also satisfy the requirements relating to continuing professional education under the Estate Agents (Licensing and Registration) Regulations 2010 for a specified period.

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

Personal Data Protection Act

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a)	Consent obligation – the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b)	Purpose limitation obligation – personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c)	Notification obligation – individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d)	Access and correction obligations – when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g)	Retention limitation obligation – an organization must anonymize or must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must amongst other things ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i)	Accountability obligation – an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j)	Data breach notification obligation - an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k)	Data portability obligation – the data portability obligation (which is not yet in force as at the date of this prospectus) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the personal data involved, and the degree of harm caused to individuals.

Do-Not-Call Provisions

In addition to the data protection obligations outlined above, organizations that send marketing messages to Singapore telephone numbers (whether via voice call, SMS or fax) must also comply with the PDPA’s Do-Not-Call (“DNC”) provisions. Before sending any such marketing messages, the organization must check the DNC Registry to ensure that the Singapore telephone numbers that the marketing messages are being sent to are not listed in the DNC Registry, unless the recipient has previously given the organization their clear and unambiguous consent to receiving such marketing messages via voice call, SMS and/or fax (as the case may be). The marketing message sent must also include information specifying the identity of the sender and how the recipient can contact them. The maximum financial penalty that may be imposed on an organization for a breach of the DNC provisions is S$1 million.

Advisory Guidelines for the Real Estate Agency Sector

The PDPC has also published a set of advisory guidelines, developed in consultation with the CEA, which are intended to facilitate compliance of organizations in the real estate agency sector with their obligations under the PDPA. Although these guidelines are not legally binding, they are nevertheless helpful on the basis that the guidance and examples therein have been tailored for the real estate agency sector and may thus be indicative of the manner in which the PDPC could interpret certain provisions of the PDPA in the context of the real estate agency sector.

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the Employment Act extends to all employees including persons employed in managerial or executive positions, with certain exceptions.

The Employment Act prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Employment Act, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Employment Act provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Employment Act limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

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

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ohmyhome (BVI)	British Virgin Islands

Ohmyhome (S) (Singapore)	Singapore

Ohmyhome (M) (Malaysia)	Malaysia

Ohmyhome (RL) (Malaysia)	Malaysia

Ohmyhome (I) (Singapore)	Singapore

Ohmyhome (R) (Singapore)	Singapore

Cora.Pro (Singapore)	Singapore

DreamR (Singapore)	Singapore

Ohmyhome Property Management (Singapore)	Singapore

Ohswiftwing Pte. Ltd. (Singapore)	Singapore

Ohmyhome Property Inc. (Philippine)	Philippines

The following diagram illustrates the corporate structure of Ohmyhome Limited and its subsidiaries as of the date of this annual report:

Ohswiftwing Pte Ltd.
(Singapore)
100%
Ohmyhome Limited
(Cayman Islands)
100%
Ohmyhome (BVI)
(BVI)
100%
Ohmyhome Property Inc.
(Philippines)
100%
Ohmyhome (S)
(Singapore)
100%
Ohmyhome Property
Management Pte. Ltd
(Singapore)
49%
Ohmyhome (M)
(Malaysia) (Note 1)
100%
Ohmyhome (I)
(Singapore)
100%
Ohmyhome (R)
(Singapore)
100%
Cora.Pro
(Singapore)
100%
DreamR
(Singapore)
49%
Ohmyhome (RL)
(Malaysia) (Note 1)

*	Where less than 50% of the equity interest held in the investee, management has exercised significant judgement and determine that the investee should be consolidated as a subsidiary of the Group, as the Group controls the operating and financing activities and decisions that significantly affect performance and distributions of the investee, through control of their board of directors.

D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932 in Singapore, where DreamR, our subsidiary, leased approximately 310 square meters of office space.

We do not own any real property. A description of our leased real properties is set out below:

Location	Group Entity	Usage	Lease Period	Approximate area (square meters)

243 Alexandra Road, #02-01 BS Centre, Singapore 159932	DreamR	Office	May 1, 2025 to April 30, 2026	310

No. 8-1, Jalan Jalil 1 Bumi Bukit Jalil Lebuhraya Puchong – Sg Besi, 57000 WP Kuala Lumpur	Ohmyhome (RL)	Office	July 1, 2025 to June 30, 2026	156

Our leased properties consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet Ohmyhome’s future needs.

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of December 31, 2025, the Group has registered the following trademarks:

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

	For the years ended December 31,			Y-o-Y Growth
Business Metrics	2023	2024	2025	2023-2024	2024-2025
Real Estate Transactions (Number of transactions)	2,428	2,042	1,700	(15.9)%	(16.7)%
Online DIY	1,719	1,130	1,205	(34.3)%	6.6%
Agent Brokerage	568	681	335	19.9%	(49.5)%
Emerging and Other Services	141	231	160	63.8%	(30.7)%

Gross Transaction Values (USD Millions)	449.9	429.3	317.4	(4.6)%	(26.1)%
Online DIY	264.2	148.6	132.0	(43.8)%	(10.8)%
Agent Brokerage	182.7	269.5	183.2	47.5%	(32.0)%
Emerging and Other Services	3	11.2	2.2	273.3%	(99.7)%

Property Management
Units under Management	6,746	9,067	12,472	34.4%	37.5%

Revenue (SGD)	5,004,493	10,886,035	12,241,483	117.5%	12.5%

Agent Brokerage	2,817,930	3,906,953	2,633,613	38.6%	(32.6)%
Emerging and Other Services	1,339,837	2,796,274	3,298,455	108.7%	18.0%
Property Management	846,726	4,182,808	5,985,890	N.M. *	43.1%
Digital Marketing Services	-	-	323,525	-	100.0%

Brokerage Revenue per Agent Real Estate Transaction (SGD)	4,961.14	5,737.08	7,861.53	15.6%	37.0%
Average Property Transaction per Super Agent per Year	63	76	65	20.1%	14.5%

*	N.M.: not meaningful

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

In 2025, the market entered a phase of stabilization and divergence, characterized by a 9.7% decline in HDB resale transactions according to HDB resale statistics¹, and a 20.7% growth in private property transactions according to the Urban Redevelopment Authority of Singapore²

Comparing our business from 2024 to 2025, our total number of transactions declined by 16.7% primarily due to a 49.5% decline in agent brokerage transactions and a decline of 30.7% in Emerging and Other Services transactions, but saw a growth of 6.6% in non-revenue generating DIY transactions.

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

The primary drivers of growth in units under management for Ohmyhome Property Management (S) include but not limited to the following:

●	Growing number of private residential units and executive condominium units as a result of continuous growth of newly completed units that requires managing agent services.

●	Increasing customer preference for a more convenient mobile-first lifestyle to allow ease of booking and payment for the use of facilities, and speed of communication with the property manager using mobile application and more provided by Ohmyhome Property Management (S) as compared to the predominantly paper-based and human-dependent workflow many has in the property management industry.

●	The property management industry is facing succession challenges with many looking for successors and replacements, making it prime for technology disruption by a mobile-first property management company like Ohmyhome Property Management (S).

The total number of units under management has grown from 2,962 in 2021 to 4,648 in 2022 and subsequently to 6,746 in 2023, representing a growth of 56.9% and 45.1% in the year of 2022 and 2023 respectively.

In 2024, total number of units under management grew by 34.4% from 6,746 in 2023 to 9,067 in 2024.

In 2025, total number of units under management grew by 37.5% from 9,067 in 2024 to 12,472 in 2025.

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

In 2023 and 2024, brokerage transactions for home sellers constituted the majority of the brokerage transactions on Ohmyhome’s platform. While this segment historically anchored our financial performance, 2025 marked a transition in our revenue profile, with significant top-line contributions shifting toward our Property Management segment and our new Digital Marketing Services business. Even as our primary revenue engines evolve, we expect brokerage transactions for home sellers to remain a vital component of our ecosystem over time. We continue to focus on listings as a strategic asset that provides overarching benefits beyond the immediate revenue we generate from home sellers. For example, we believe that an increased volume of listings naturally draws more homebuyers to our platform, driving user engagement across our wider network of services.

In 2021, our brokerage transaction for private property in our first year of launch into the market consisted of around 10% of the total number of transactions, and it accounts for around 13% of total number of transactions in 2022 and 8% in 2023.

In 2024, private property transactions accounted for around 15% of total number of transactions in 2024.

In 2025, private property transactions accounted for around 49% of total number of transactions in 2025.

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

Changes in Government Policies

Cooling measures implemented by the Singapore Government that have specifically impacted us are the increasing of the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, thereby affecting buyers across Singapore. Furthermore, in the first half of 2023, the Singapore government introduced additional property cooling measures, including heightened ABSD rates for Singapore citizens, permanent residents and foreigners, thereby increasing the costs associated with property ownership for foreigners buying any residential property in Singapore, and for Singaporeans and permanent residents buying their residential property beyond their first property. Additionally, for HDB properties, Singapore implemented an additional requirement for purchasers to apply for a HDB Flat Eligibility letter before HDB resale purchasers may obtain an option to purchase from a seller, thereby extending the timeframe for prospective buyers to submit offers and causing delays in the transaction process. Any of such measures and/or factors are likely to depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services. In August 2024, HDB announced a lowering of Loan-to-Value limit for HDB housing loans by 5% from 80% to 75%, which may impact buyers’ ability to afford higher valued homes due to increased cash outlay. This was followed in July 2025 by a tightening of the Seller’s Stamp Duty (SSD) framework, which extended the taxable holding period from three to four years and raised tax rates by 4 percentage points across all tiers; these measures aim to curb short-term speculation and are expected to moderate transaction volumes as owners are incentivized to commit to longer holding durations.

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

●	Emerging and Other Services

○	We offer services beyond helping customers buy and sell homes. We also provide mortgage referral services to property buyers from an array of mortgage products from various financial institutions and banks respectively and earn referral fees from these parties. The typical referral fee is 0.2% of the mortgage value. The Group also receives advertising income by providing advertising services for property-related service providers such as legal conveyancing and home insurance.

○	We provide end-to-end solutions for renovation from interior design to alterations and additions, as well as regular and ad-hoc home services such as air conditioner servicing, cleaning, painting, handyman services, moving and relocation based on the needs of customers. The revenue will depend on the scope of services provided.

●	Property Management Services

○	We provide estate management services for residential, commercial and industrial real estate in Singapore, and also provide users and staff with a full-stack property management application called ‘Simple’.

●	Digital Marketing Services

○	We provide internet marketing services by providing content promotion services for advertisers which the Company views as customers, including marketing strategy customization, delivery channel selection, content delivery and other services.

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

Gross profit is revenue less the cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margins were 34%, 41% and 49% for the years ended December 31, 2023, 2024 and 2025, respectively. Our gross margin has been and will continue to be affected by a number of factors, including real estate revenue per real estate transaction and the productivity of our Super Agents and support staff, cost of services rendered by our subcontractors, and cost of materials for emerging and other services. We expect gross margin to continue to rise over time to the extent we gain efficiencies through technology and operations.

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

Our technology and development expenses as a percentage of revenue were 26%, 12% and 4% for the years ended December 31, 2023, 2024 and 2025, respectively. We expect technology and development expenses to continue to reduce in absolute dollars as we streamline our operations. We anticipate technology and development expenses as a percentage of revenue to decrease over time.

Selling and Marketing

Selling and marketing expenses consist primarily of media costs for online and traditional advertising, as well as staff costs. We expect marketing expenses to increase in absolute dollars as we expand advertising campaigns to gain market share in Singapore as well as to enter overseas markets. Our marketing expenses as a percentage of revenue were 36%, 17% and 4% for the years ended December 31, 2023, 2024 and 2025, respectively. We anticipate marketing expenses as a percentage of revenue to decrease over time.

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

Our general and administrative expenses as a percentage of revenue were 58%, 48% and 56% for the years ended December 31, 2023, 2024 and 2025, respectively. We anticipate general and administrative expenses as a percentage of revenue to decrease in the long term.

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

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023, 2024 and 2025

The following table summarizes the results of our operations in SGD during the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

	For the years ended December 31,
	2023	% Rev	2024	% Rev	2025	% Rev
	SGD	%	SGD	%	SGD	%
Revenue	5,004,493	100%	10,886,035	100%	12,241,483	100%
Brokerage Services	2,817,930	56%	3,906,953	36%	2,633,613	22%
Property Management Services	846,726	17%	4,182,808	38%	5,958,890	49%
Emerging and Other Services	1,339,837	27%	2,796,274	26%	3,298,455	27%
Digital Marketing Services	-	-	-	-	323,525	3%

Cost of Revenue	(3,284,841)	(66)%	(6,479,846)	(60)%	(8,332,767)	(68)%
Brokerage Services	(1,638,368)	(33)%	(1,722,801)	(16)%	(1,762,257)	(14)%
Property Management Services	(582,582	(12)%	(2,816,096)	(26)%	(4,312,758)	(35)%
Emerging and Other Services	(1,063,891)	(21)%	(1,940,949)	(18)%	(1,973,050)	(16)%
Digital Marketing Services	-	-	-	-	(284,702)	(2)%

Gross Profit	1,719,652	34%	4,406,189	40%	3,980,716	32%
Brokerage Services	1,179,562	24%	2,184,152	20%	871,356	7%
Property Management Services	264,144	5%	1,366,712	13%	1,673,132	14%
Emerging and Other Services	275,946	6%	855,325	8%	1,325,405	11%
Digital Marketing Services	-	-	-	-	38,823	N.M. *

Technology and development expenses	(1,304,914)	(26)%	(1,265,650)	(12)%	(221,069)	(2)%
Selling and marketing expenses	(1,797,033)	(36)%	(1,895,914)	(17)%	(706,276)	(6)%
General and administrative expenses	(2,878,273)	(58)%	(4,492,885)	(48)%	(5,195,204)	(56)%
Stock-based compensation	(537,756)	(11)	(93,389)	(1)%	(32,477)	N.M. *
Professional Fees related to Listing and Acquisitions	(1,082,441)	(22)%	(1,020,803)	(9)%	(2,355,055)	(19)%
Impairment of intangible assets	-	-	(113,707)	N.M. *	-	-
Impairment of goodwill	-	-	-	-	(4,703,996)	(38)%
Total operating expenses	(7,600,417)	(152)%	(8,882,348)	(82)%	(13,214,077)	(108)%

Other Income, net	364,541	7%	113,885	1%	69,160	1%

Net Loss	(5,516,224)	(110)%	(4,362,274)	(40)%	(9,236,201)	(75)%

*	N.M.: Not meaningful.

Revenue

For the years ended December 31, 2024 and 2025

In 2025, total revenue grew by S$1.4 million, or 13% to S$12.2 million compared to S$10.9 million in 2024.

Revenue from Brokerage Services saw a contraction of S$1.3 million, falling to S$2.6 million from S$3.9 million in the prior year. This was more than offset by gains in our diversified business lines. The Emerging and Other Services segment delivered an 18.0% increase due to higher renovation project volumes and contract sizes. Concurrently, Property Management Services sustained its strong growth momentum, generating S$6.3 million in revenue. Furthermore, 2025 marked the addition of our new Digital Marketing Services segment, which provided a S$0.3 million contribution to our top line.

For the years ended December 31, 2023 and 2024

In 2024, total revenue grew by S$5.0 million, or 118% to S10.9 million compared to S$5.0 million in 2023.

Brokerage services revenue grew by S$1.1 million to S$3.9 million compared to S$2.8 million in 2023, Emerging and Other Services saw a growth of 109% due to increased in renovation project volume and value. Property Management Services revenue amounted to S$0.8 million for the post-acquisition period from October 6, 2023 to December 31, 2023, and grew to S$4.2 million in 2024.

Cost of Revenue and Gross Margin

For the years ended December 31, 2024 and 2025

	For the Years Ended December 31,		Variance
	2024	2025	Amount	%
	SGD	SGD	SGD	%
Revenue	10,886,035	12,241,483	1,355,448	12.5%
Brokerage Services	3,906,953	2,633,613	(1,273,340)	(32.6)%
Property Management Services	4,182,808	5,985,890	1,803,082	43.1%
Emerging and Other Services	2,796,274	3,298,455	502,181	18.0%
Digital Marketing Services	-	323,525	323,525	100.0%

Cost of Revenue	(6,479,846)	(8,332,767)	(1,852,921)	(28.6)%
Brokerage Services	(1,722,801)	(1,762,257)	(39,456)	2.3%
Property Management Services	(2,816,096)	(4,312,758)	(1,496,662)	53.1%
Emerging and Other Services	(1,940,949)	(1,973,050)	(32,101)	1.7%
Digital Marketing Services	-	(284,702)	(283,702)	100.0%

Gross Profit	4,406,189	3,908,716	(497,473)	(11.3)%
Brokerage Services	2,184,152	871,356	(1,312,796)	(60.1)%
Property Management Services	1,366,712	1,673,132	306,420	22.4%
Emerging and Other Services	855,325	1,325,405	470,080	55.0%
Digital Marketing Services	-	38,823	38,823	100.0%

Gross Profit Margin	40.5%	48.6%
Brokerage Services	55.9%	33.1%
Property Management Services	32.7%	28.0%
Emerging and Other Services	30.6%	40.2%
Digital Marketing Services	-	12.0%

In 2025, the cost of revenue of Brokerage services increased by 2.3% compared to 2024, despite a decline in brokerage revenue by 32.6%. The gross margin of Brokerage services in 2025 declined to 33.1% as compared to 55.9% in 2024.

The gross margin of Property Management Services contracted from 32.7% in 2024 to 28.0% in 2025. This was primarily driven by higher costs of revenue, which mainly consisted of manpower and administrative costs for on-site staff, alongside the amortization of software used for providing estate management services to the MCSTs.

The cost of revenue of Emerging and Other Services increased by 1.7%, while the revenue of Emerging and Other Services grew by 18.0%. The gross margin of Emerging and Other Services improved from 30.6% in 2024 to 40.2% in 2025.

In 2025, our newly introduced Digital Marketing Services segment began contributing to our top line, achieving a gross margin of 12.0% in its inaugural year. The associated cost of revenue primarily reflects the direct costs incurred for producing content, formulating advertisement campaigns, and acquiring user traffic from online media platforms.

In 2025, total cost of revenue increased by 28.6% compared to cost of revenue incurred in 2024, and the gross margin in 2025 decline to 31.9% as compared to 40.5% in 2024.

For the years ended December 31, 2023 and 2024

	For the Years Ended December 31,		Variance
	2024	2024	Amount	%
	SGD	SGD	SGD	%
Revenue	5,004,493	10,886,035	5,881,542	117.5%
Brokerage Services	2,817,930	3,906,953	1,089,023	38.6%
Property Management Services	846,726	4,182,808	3,336,082	394.0%
Emerging and Other Services	1,339,837	2,796,274	1,456,437	108.7%

Cost of Revenue	(3,284,841)	(6,479,846)	(3,195,005)	97.3%
Brokerage Services	(1,638,368)	(1,722,801)	(84,433)	5.2%
Property Management Services	(582,582)	(2,816,096)	(2,233,514)	383.4%
Emerging and Other Services	(1,063,891)	(1,940,949)	(877,058)	82.4%

Gross Profit	1,719,652	4,406,189	2,686,537	156.2%
Brokerage Services	1,179,562	2,184,152	1,004,590	85.2%
Property Management Services	264,144	1,366,712	1,102,568	417.4%
Emerging and Other Services	275,946	855,325	579,379	210.0%

Gross Profit Margin	34.4%	40.5%
Brokerage Services	41.9%	55.9%
Property Management Services	31.2%	32.7%
Emerging and Other Services	20.6%	30.6%

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

Operating Expenses

For the years ended December 31, 2024 and 2025

	For the year ended December 31,		Variance
	2024	2025	Amount	%
Technology and development expenses
- Tech staff cost and benefits	734,141	135,223	(598,918)	(81.6)%
- Developing tools purchase and maintenance	531,509	85,846	(445,663)	(83.8)%

	1,265,650	221,069	(1,044,581)	(82.5)%

Technology and development expenses decreased significantly by 82.5% to S$0.22 million in 2025, compared to S$1.27 million in 2024, reflecting the success of management’s cost optimization initiatives.

	For the year ended December 31,		Variance
	2024	2025	Amount	%
Selling and marketing expenses
- Marketing staff cost and benefits	840,137	319,539	(520,598)	(62.0)%
- Marketing expenses	1,055,778	386,737	(669,041)	(63.4)%
	1,895,914	706,276	(1,189,638)	(62.7)%

Selling and marketing expenses decreased significantly by 62.7% to S$0.71 million in 2025, compared to S$1.89 million in 2024, reflecting the success of management’s cost optimization initiatives.

	For the year ended December 31,		Variance
	2024	2025	Amount	%
General and administrative expenses
- General & admin staff cost and benefits	3,163,221	3,805,505	642,284	20.3%
- Depreciation	1,000,126	923,244	(76,882)	(7.7)%
- Professional fees	1,020,803	2,355,055	1,334,252	130.7%
- Travel and transport	43,715	84,983	41,268	94.4%
- Office supplies	127,673	243,874	116,201	91.0%
- Utilities	54,579	29,653	(24,926)	(45.7)%
- Provision of doubtful debts	50,948	34,155	(16,793)	(33.0)%
- Others	52,622	73,790	21,168	40.2%
- Impairment of intangible assets	113,707	-	(113,707)	(100)%
- Impairment of goodwill	-	4,703,996	4,703,996	100%
	5,627,395	12,254,255	6,626,280	117.8%

In 2025, general and administrative expenses increased significantly by S$6.6 million, or 117.8%, to S$12.2 million compared to S$5.6 million in 2024. This surge was primarily driven by a S$4.7 million impairment of goodwill, alongside elevated staff costs and benefits. Additionally, professional fees increased because of corporate exercises, specifically a share consolidation and the issuance of new shares pursuant to a share purchase agreement. Minor increases were also noted across office supplies and travel and transport, though these were partially mitigated by reductions in utilities and the provision for doubtful debts.

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

The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. For the years ended December 31, 2024 and 2025, the Group had negative cash flow from operating activities of S$3,023,451 and S$4,229,054 (US$3,288,791), respectively The Group’s working capital position improved from a deficit of S$152,264 as of December 31, 2024 to a net current asset position of S$1,235,620 (US$960,900) as of December 31,2025. And the Group had S$1,145,829 and S$4,586,691 (US$3,566,755) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2024 and 2025, respectively.

On March 18, 2025, the Company has filed a registration statement form F-3 that allowed the Company to, from time to time in one or more offerings, offer and sell up to US$300,000,000 in the aggregate of Ordinary Shares, preferred shares, warrants, units and rights to purchase Ordinary Shares, preferred shares, debt securities, rights or any combination of the foregoing, and has received the notice of effectiveness on March 19, 2025. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

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

Cash Flows

For the year ended December 31, 2023, 2024 and 2025

The following table summarizes our cash flows for the periods indicated:

	For the year ended December 31,		Variance
	2024	2025	Amount	%
Net cash used in operating activities	(3,023,451)	(4,229,054)	(1,205,603)	40%
Net cash used in provided by investing activities	(1,277,676)	(151,685)	1,125,991	(88)%
Net cash provided by financing activities	5,124,634	8,158,946	3,034,312	59%

	For the year ended December 31,		Variance
	2023	2024	Amount	%
Net cash used in operating activities	(4,854,939)	(3,023,451)	1,831,488	(38)%
Net cash used in provided by investing activities	(4,534,590)	(1,277,676)	3,256,914	(72)%
Net cash provided by financing activities	9,350,155	5,124,634	(4,225,521)	(40)%

Note: (1) N.M. means not meaningful.

Cash Flows from Operating Activities

Net cash used in operating activities in 2025 consisted of S$9.2 million of net losses, a S$5.7 million positive impact from non-cash items, and a S$0.7 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2024 consisted of S$4.3 million of net losses, a S$1.1 million positive impact from non-cash items, and a S$0.1 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2023 consisted of S$5.5 million of net losses, a S$0.9 million positive impact from non-cash items, and a S$0.3 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Cash Flows from Investing Activities

Net cash used in investing activities was S$0.2 million in 2025, a decrease from S$1.1 million in 2024. This decrease in net cash outflows was primarily driven by net cash inflows from an acquisition during the year, which largely offset the cash used for the purchase of property and equipment and investment into research and development of proprietary technology products.

Net cash used in investing activities in 2024 consisted of S$1.3 million, a decrease from S$4.5 million in 2023, primarily arising from the purchase of property and equipment and investment into research and development of proprietary technology products, as well as cash and share consideration payments for acquisitions.

Net cash used in investing activities in 2023 consisted of S$4.5 million, an increase from S$0.01 million in 2022, primarily arising from the purchase of property and equipment as a result of team expansion and replacement of equipment, acquisition of Ohmyhome Property Management (S), capitalized personnel costs in research and development of proprietary technology products, as well as acquisition advances.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2025 consisted of S$6.2 million in net proceeds from our follow-on offering in March 2025 after offering-related expenses, S$2.7 million advances from related parties, as well as S$0.8 million in repayment of long-term loans and interest-free advances from shareholders.

Net cash provided by financing activities in 2024 consisted of S$5. million in net proceeds from our follow-on offering in February 2024 after offering-related expenses, S$0.4 million from a loan, as well as S$1.0 million in repayment of long-term loans and interest-free advances from shareholders.

Net cash provided by financing activities in 2023 consisted of S$11.2 million in net proceeds from our IPO in March 2023 after IPO-related expenses, S$0.9 million short-term advances from directors, S$0.1 million deferred expenses for secondary follow-on offering, as well as repayment of S$ 2.3 million overdue interest-free loans to shareholders.

Contractual Obligations

For the year ended December 31, 2023, 2024 and 2025

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below are tables that shows the bank loans’ obligation and contractual lease obligations as of December 31, 2023, 2024 and 2025:

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2023 SGD	December 31, 2024 SGD	December 31, 2025 SGD	December 31, 2025 USD
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	315,878	106,875	-	-
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	159,859	77,505	-	-
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, former Directors of Ohmyhome Property Management (S)	82,018	43,439	3,867	3,008
ORIX Leasing Singapore Limited	April 2024/April 2029	7.50%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	-	425,620	-	-
Total				557,755	653,439	3,867	3,008
Bank loans, current portion				331,528	238,521	3,867	3,008
Bank loans, non-current portion				226,227	414,918	-	-

Interest expense for the years ended December 31, 2023, 2024 and 2025 amounted S$19,195, S$33,068 and S$15,677 (US$12,191) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2026	3,867	2,989
Total	3,867	2,989

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

For the years ended December 31, 2023, 2024 and 2025, there were no rent expenses for the short-term lease.

The Group’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2025 as follow:

Twelve months ending December 31,	Minimum lease payment
2026	10,278
2027	-
Total future lease payment	10,278
Amount representing interest	(144)
Present value of operating lease liabilities	10,424
Less: current portion	(10,424)
Long-term portion	-

The following summarizes other supplemental information about the Group’s operating lease as of December 31, 2025:

Weighted average discount rate	1.79%
Weighted average remaining lease term (years)	0.3 years

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

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023, 2024 and 2025, the Group has S$9,802, S$60,360 and S$94,514 (US$73,501) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023 2024 and 2025, no allowance was deemed necessary.

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

No accumulated deferred public offering cost was recognized for the year ended December 31, 2025.

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

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023. During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets in accordance with ASC 360, Property, Plant, and Equipment. As a result of the assessment, the Group recorded an impairment loss of $113,707 related to customer relationship assets. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships, and the carrying amount exceeded the asset’s fair value. This loss is included in operating expenses in the consolidated statement of operations. For the year ended December 31, 2025, no impairment loss was recognized.

For the years ended December 31, 2023, 2024 and 2025, the Group did not recognize impairment on capitalized software and development costs.

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

4)	Digital marketing services

The Company generates revenue from internet marketing services by providing content promotion services for advertisers which the Company views as customers, including marketing strategy customization, delivery channel selection, content delivery and other services. The customers continuously consumed economic benefits during the period when the company provided services, so the revenue is recognized over time during the contract period. During the service period, when the agreed services are completed, the customer signs the acceptance confirmation, and the Company recognizes revenue accordingly. Under this business model, the Company is the primary obligor and responsible for (i) identifying and contracting with third-party advertisers, and delivering the specified integrated internet marketing services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing contents, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. The Company assumes ownership of the specified service before it is delivered to the advertiser and acts as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis.

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

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract cost as of December 31, 2023, 2024 and 2025.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2023, 2024 and 2025, the contract liabilities of the Group amounted to S$103,655, S$0 and S$24,386 respectively. The revenue recognized for from contract liabilities from the previous periods amounted to S$194,300, S$103,655 and S$0 respectively, for the years ended December 31, 2023, 2024 and 2025.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Ohmyhome Property Management (S). As of December 31, 2024 and 2025, research and development and software and technology, net amounted to S$1,071,958 and S$221,069 (US$171,918), respectively, and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2023, 2024 and 2025, the Group’s selling and marketing expenses were S$1,797,033, S$1,895,914 and S$706,276 (US$549,246), respectively.

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

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$25,769, S$68,114 and S$90,670 (US$70,511) for the year ended December 31, 2023, 2024 and 2025, respectively from the Singapore Government.

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

Information reported internally for performance assessment as follows:

Year ended December 31, 2025

	Brokerage, emerging and another related service	Estate management services and other related services	Digital marketing services	Total	Total
	S$	S$	S$	S$	US$
Revenue – external parties	5,932,068	5,985,890	323,525	12,241,483	9,519,777
Revenue – related parties	-	-	-	-	-
Total revenue	5,932,068	5,985,890	323,525	12,241,483	9,519,777

Total cost of revenue	(3,735,307)	(4,312,758)	(284,702)	(8,332,767)	(6,480,106)
Gross profit	2,196,761	1,673,132	38,823	3,908,716	3,039,670

Operating expenses	(11,124,596)	(2,055,572)	(1,432)	(13,181,600)	(10,250,875)

Share-based compensation	(32,477)	-	-	(32,477)	(25,256)
Interest income	2,218	-	-	2,218	1,725
Interest expense	(15,033)	(644)	-	(15,677)	(12,191)
Foreign exchange loss	(21,605)	(98)	-	(21,703)	(16,878)
Government grants	20,447	70,223	-	90,670	70,511
Others	13,652	-	-	13,652	10,617
Other (expense) income, net	(32,798)	69,481	-	36,683	28,528
(Loss) income before income tax expenses	(8,960,632)	(312,960)	37,391	(9,236,201)	(7,182,677)
Segment (loss) income	(8,960,632)	(312,960)	37,391	(9,236,201)	(7,182,677)

Total assets	7,740,669	1,083,826	323,525	9,148,020	7,114,099
Total liabilities	2,754,397	1,814,746	287,723	4,856,866	3,777,016
Net assets (liabilities)	4,986,272	(730,920)	35,802	4,291,154	3,337,083

Year ended December 31, 2024

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	6,696,107	4,182,808	10,878,915	7,962,901
Revenue – related parties	7,120	-	7,120	5,212
Total revenue	6,703,227	4,182,808	10,886,035	7,968,113

Total cost of revenue	(3,663,750)	(2,816,096)	(6,479,846)	(4,742,970)
Gross profit	3,039,477	1,366,712	4,406,189	3,225,143

Operating expenses	(6,823,320)	(1,965,639)	(8,788,959)	(6,433,143)

Share-based compensation	(93,389)	-	(93,389)	(68,357)
Interest income	76,054	-	76,054	55,668
Interest expense	(36,818)	(1,700)	(38,518)	(28,194)
Foreign exchange loss	(43,923)	(250)	(44,173)	(32,333)
Government grants	53,987	14,127	68,114	49,857
Other income, net	41,880	10,528	52,408	38,361
Loss before income tax expenses	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)
Segment loss	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)

Total assets	10,083,418	711,804	10,795,222	7,901,642
Total liabilities	3,444,467	1,051,416	4,495,883	3,290,796
Net assets (liabilities)	6,638,951	(339,612)	6,299,339	4,610,846

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange gain	264,367	-	264,367	200,384
Government grants	25,769	-	25,769	19,532
Other expense, net	(171,028)	(2,265)	(173,293)	(131,353)
Loss before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment loss	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2023, 2024 and 2025. The Group had no uncertain tax positions for the year ended December 31, 2023, 2024 and 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Loss per share

The Group computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2023, the total diluted ordinary share was 1,846,134 as compared to the basic number of ordinary share issued at 1,786,062 as of December 31, 2023. For the year ended December 31, 2024, the total diluted ordinary share was 2,372,962 as compared to the basic number of ordinary share issued at 2,250,337 as of December 31, 2024. For the year ended December 31, 2025, the total diluted ordinary share was 14,138,744 as compared to the basic number of ordinary share issued at 14,138,744 as of December 31, 2025.

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

Concentration of risk

For the years ended December 31, 2023, 2024 and 2025

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

Concentration of customers

As of December 31, 2025, no customer accounted for more than 10% of the Group’s total revenue for the year or accounts receivables as of December 31, 2025.

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

Concentration of vendors

For the year ended December 31, 2025, no vendor accounted for more than 10% of total purchases. One vendor who was a provider of technical manpower for MCSTs accounted for 26.0% of accounts payable, and another vendor who was a co-broke agency accounted for 10.0% of accounts payable.

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

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

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

Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021 and 2020 were 2.3% and -0.2%, respectively. rate of inflation in Singapore for 2023 was 4.0%. The rate of inflation in Singapore for 2024 was 2.4%. The rate of inflation in Singapore for 2025 was 0.9%.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Agus Prasetyo	50	Chairman of the Board of Directors, Chief Executive Officer, Acting Chief Financial Officer Director
Chin Chee Yen (1)(2)(3)	48	Independent Director, Chair of Audit Committee
Henliyanto Ngadini(1)(2)(3)	43	Independent Director, Chair of Nomination Committee
Liu Wen Tao(1)(2)(3)	40	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nomination Committee

Executive Directors and Officers:

Mr. Agus Prasetyo is currently the Chairman of the Board of Directors, Chief Executive Officer, Acting Chief Financial Officer and a Director of our Company where he is primarily responsible for strategic development and day-to-day operations since the founding of our Group. Mr. Prasetyo has over 10 years of experience in internet marketing and promotion, specializing in developing and executing data-driven digital strategies for real estate-related and multi-sector clients. Mr. Prasetyo has served as the Regional General Manager of PT Smartit Mantap Digital Indonesia since September 2021. From November 2015 to April 2021, Mr. Prasetyo was the Business Director of Doxadigital Creative Digital Agency. Mr. Prasetyo obtained a Bachelor of Economics (S.E.) from Universitas Muhammadiyah Jakarta in 2000.

Independent Directors:

Mr. Chin Chee Yen has over 25 years of experience in financial management, compliance governance, and operational optimization across Malaysian small and medium-sized enterprises (SMEs). Since April 2022, Mr. Chin has served as the Independent Consultant of Great CFO Sdn Bhd, where he supports audit projects for local SMEs, conducts financial statement verification, internal control testing, and compliance checks. From January 2017 to May 2021. Mr. Chin was a Financial Manager of Land & Mine Sdn Bhd., where he was responsible for preparing audit working papers and reports, identifying financial process loopholes for clients and proposing improvement plans. Mr. Chin obtained a Bachelor of Accounting and Finance from University of Malaya in 1999.

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

Mr. Liu holds a Bachelor’s Degree in Business Administration from Hunan University (2009).

Family Relationships

No director has a family relationship with any director or executive officer of the Company.

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors, our executive officers and our key employees during the years ended December 31, 2023, 2024 and 2025.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (SGD)		Bonus (SGD)	Other Compensation (1) (SGD)		Total (SGD)

Mr. Agus Prasetyo	2023
Co-Chief Executive Officer, Acting Chief Financial Officer,	2024	-		-	-		-
Chairman of the board of Directors, Director	2025	-	(7)(8)	-	-		-

Mr. Chin Chee Yen	2023	-		-	-		-
Independent Director	2024	-		-	-		-
	2025	-	(7)	-	-
							-
Mr. Henliyanto Ngadini	2023	-		-	-		-
Independent Director	2024	-		-	-		-
	2025	45,887	(5)	-	19,666		65,552

Mr. Liu Wen Tao	2023	-		-	-		-
Independent Director	2024	-		-	-		-
	2025	-	(6)	-	-		-

Mr. Cui Kewei Joshua,	2023	64,048		-	7,457		71,505
Former Chief Financial Officer	2024	-		-	-		-
	2025	-		-	-		-

Mr. Loh Kim Kang David,	2023	-	(4)	-	-		-
Former Chairman of the board of Directors, Director	2024	-	(4)	-	-		-
	2025	-		-	-		-

Ms. Rhonda Wong,	2023	282,800		-	12,444	(2)	295,244
Former Co-Chief Executive Officer, Chief Financial Officer and Director	2024	360,000		-	13,872		373,872
	2025	360,000		21,500	17,340		398,840

Ms. Race Wong	2023	282,800		-	12,444	(3)	295,244
Former Chief Operating Officer and Director	2024	360,000		-	13,872		373,872
	2025	360,000		1,000	20,366		381,366

Mr. Novianto Tjhin	2023	-		-	-		-
Former Co-Chief Executive Officer	2024	-		-	-		-
	2025	222,878		-	39,331		262,209

Ms. Wong Wun Wun Daisy	2023	-		-	-		-
Former Co-Chief Executive Officer, Chairman of the board of Directors, Director	2024	-		-	-		-
	2025	-		-	17,699		17,669

Mr. Lee Wei Loon,	2023	20,000		-	-		20,000
Former Independent Director	2024	20,000		-	-		20,000
	2025

Mr. Lim Khoon,	2023	20,000		-	-		20,000
Former Independent Director	2024	20,000		-	-		20,000
	2025	-		-	-		-

Mr. Tan Wei Reng, Galven,	2023	20,000		-	-		20,000
Former Independent Director	2024	20,000		-	-		20,000
	2025	-		-	-		-

Mr. Ji Gang	2023	-		-	-		-
Former Independent Director	2024	-		-	-		-
	2025	-		-	17,699		17,699

(1)	Other compensation includes allowances and the employer’s contribution to the Central Provident Fund (“CPF”), Singapore’s mandatory social security savings scheme, and incentives earned from client referral as stipulated in their employment contracts.

(2)	On December 19, 2023, 344,326 options were granted to Ms. Rhonda Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(3)	On December 19, 2023, 344,326 options were granted to Ms. Race Wong with 336,155 options at an exercise price of $1.6062 per Ordinary Share, and 8,171 options at an exercise price of $0.0122 per Ordinary Share.

(4)	S$30,000 director fee payable to Mr. Loh has been voluntarily waived by Mr. Loh and has been agreed by the board of directors for the year ended December 31, 2024 and 2025.

(5)	On January 17, 2025, Mr. Henliyanto Ngadini was appointed as the director and the Chair of Nomination Committee of the Company.

(6)	On March 7, 2025, Mr. Liu Wen Tao was appointed as the director and the Chair of Nomination Committee of the Company.

(7)	On January 9, 2026, Mr. Agus Prasetyo was appointed as the Chief Executive Officer, Director and the Chairman of the Company, and Mr. Chin Chee Yen was appointed as the Independent Director and Chair of Audit Committee of the Company.

(8)	On April 23, 2026, Mr. Agus Prasetyo was appointed as the Acting Chief Financial Officer of the Company.

We have an equity incentive plan in place as of this annual report.

Share Incentive Plan

In December 2023, the Group adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares and 102,553 options (including 68,865 options granted to certain management members and directors) are granted and outstanding, after giving effect to the 1-for-10 reverse share split effective on March 10, 2025.

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

On November 27, 2024, 91,171 shares were granted to Ms. Rhonda Wong at $0.38 per Ordinary Share. On November 27, 2024, 91,171 shares were granted to Ms. Race Wong at $0.38 per Ordinary Share.

Employment Agreements

Employment Agreement with Mr. Agus Prasetyo

Effective as of January 9, 2026, the Company entered into an employment agreement with Mr. Agus Prasetyo pursuant to which he was employed as Chief Executive Officer of the Company. The agreement provides for an annual base salary, the amount of which may be adjusted from time to time at the discretion of the Company. Under the terms of the agreement. Mr. Agus Prasetyo’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Group’s intellectual property.

Directors’ Offer Letter

Each of our Directors has entered into a Director’s Offer Letter with our Company. The terms and conditions of such Directors’ Offer Letter are similar in all material aspects. Each Director’s Offer Letter is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Offer Letter will remain in full force and effect. Any Director’s Offer Letter may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding Class A Ordinary Shares entitled to vote.

Under the Directors’ Offer Letter, the annual salary that is payable to each of our Directors is as follows:

Mr. Agus Prasetyo	US$	0
Mr. Chin Chee Yen	US$	0
Mr. Henliyanto Ngadini	US$	15,000
Mr. Liu Wen Tao	US$	10,000

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

6.C. Board Practices

Board of Directors

Our board of Directors consists of four Directors, three of them are independent Directors. The Company intends to follow its Cayman Islands practices in lieu of the requirements of the Rule 5605 of the Nasdaq Stock Market LLC Rules. The Company’s practices with regard to these requirements are not prohibited by the Companies Act (as amended) of the Cayman Islands.

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

Audit committee

Mr. Chin Chee Yen, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao serve on the audit committee, which is chaired by Mr. Chin Chee Yen. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Chin Chee Yen as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Chin Chee Yen, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao Khoon serve on the compensation committee, which is chaired by Mr. Liu Wen Tao. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Chin Chee Yen, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao serve on the Nomination committee, which is chaired by Mr. Henliyanto Ngadini. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

Terms of Directors and Officers

Our directors may be elected by and serve at the discretion of the board or at the discretion of our shareholders as detailed in the Amended and Restated Articles of Association. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

6.D. Employees

We employed 150 persons as of December 31, 2025, 108 persons as of December 31, 2024, and 112 persons as of December 31, 2023, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 22,259,591 Class A Ordinary Shares issued and outstanding as December 31, 2025.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number	% (1)	Number	% (1)	% (1)
Officers and Directors:
Agus Prasetyo	-	-	-	-%	-%
Chin Chee Yen	-	-%	-	-	-%
Henliyanto Ngadini	-	-	-	-	-
Liu Wen Tao	-	-	-	-	-
All directors and executive officers as a group	-	-%		-%	-%

5% shareholders:
Anthill (2)	-	-	841,540	100%	79.08%

(1)	Applicable percentage of ownership is based on 22,259,591 Class A Ordinary Shares and 841,540 Class B Ordinary Shares outstanding as of the date of this annual report. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to one hundred (100) votes per share.

(2)	Mrs. Lee Tsin Hau beneficially owns in aggregate 100% of the outstanding Class B Ordinary Shares of the Company and in aggregate 79.08% voting power before the Offering, through her 100% ownership of Anthill. The voting rights and dispositive control over the Ordinary Shares held by Anthill are held by Mr. Lee Tsin Hau.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Group’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

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

Set forth below are related-party transactions of our Group for the financial years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2025, 2024 and 2023, the Group involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, former Director, Co-Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the former Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the former Chairman of the board of Directors
Anthill Corporation Pte. Ltd.	Owned by Ms. Rhonda Wong, former Co-Chief Executive Officer and Director of the Group and Ms. Race Wong, Chief Operating Officer and Director of the Group

For the years ended December 31, 2023, 2024 and 2025

Related party balances

Transaction nature	Name	2023	2024	2025	2025
		SGD	SGD	SGD	USD
Amount due from	Anthill Corp	3,495	4,795	43,456	33,794

Contract liability	Mr. Loh	-	-	-	-

Amount due to	Ms. Rhonda Wong	240,000	27,674	1,677,440	1,304,487

Amount due to	Ms. Race Wong	188,425	27,674	842,120	654,888

Amount due to	Ms. Christine Lee	-	-	46,667	36,291

Related party transactions

Transaction nature	Name	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
		SGD	SGD	SGD	USD
Brokerage services provided to	Ms. Rhonda Wong	-	2,100	-	-
Brokerage services provided to	Mr. David Loh	11,000	-	-	-
Emerging and other services to	Mr. David Loh	511,040	-	-	-
Emerging and other services to	Ms. Rhonda Wong	288	250	-	-
Emerging and other services to	Ms. Race Wong	-	4,770	-	-

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

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “OMH.”

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

Objects of Our Company. Under our Amended and Restated Memorandum, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

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

Voting Rights. Each Class A ordinary share of the Group shall entitle its holder to one (1) vote and each Class B ordinary share of the Group shall entitle its holder to one hundred (100) votes. Voting at any meeting of Shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

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

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than five clear days is required for the convening of our Shareholders’ annual general meeting (if any) and any other general meeting of our Shareholders. A quorum required for any general meeting of Shareholders consists of, at the time when the meeting proceeds to business, two Shareholders holding Ordinary Shares entitled to vote and present throughout the meeting in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-fifth of the total voting rights of all shareholders having the right to vote at the general meeting shall form a quorum for all purposes.

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

Our board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of Directors may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the shareholders by ordinary resolution.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our Shareholders in proportion to the amount paid up of the Ordinary Shares held by them at the commencement of the winding up, subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our Shareholders in proportion to capital paid up of the Ordinary Shares held by them.

Calls on Shares and Forfeiture of Ordinary Shares. Our board of Directors may from time to time make calls upon Shareholders for any amounts unpaid on their shares in a notice served to such Shareholders at least 14 days prior to the specified time and place of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares other than treasury shares remain outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Unless otherwise provided by our Amended and Restated Articles of Association, holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of Shareholders or our corporate records (other than the memorandum and articles of association, any special resolutions passed and the registers of mortgages). However, the Amended and Restated Articles of Association have provisions that provide our Shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information”.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, dishonesty or willful default . Our Amended and Restated Articles of Association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Articles of Association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Amended and Restated Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Amended and Restated Articles of Association and may not be taken by written consent of the shareholders without a meeting.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles of Association provide that general meetings shall be convened on the written requisition of one or more of the shareholders holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition to require an extraordinary general meeting to be called by the board of directors of the Company for transaction of any business specified in such requisition. . If the directors do not convene such meeting for a date not later than twenty-one days after the date of receipt of the written requisition, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board of directors shall be reimbursed to the requisitionist(s) by the Company. . As an exempted Cayman Islands company, we are not obliged by law to call Shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Amended and Restated Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of Amended and Restated Articles of Association.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, (if permissible) by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

We have received an undertaking issued pursuant to the Tax Concessions Act to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares.

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

Accordingly, dividends received in respect of the Class A Ordinary Shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Corporate Income Tax

A corporate taxpayer is regarded as a tax resident in Singapore if the control and management of its business is exercised in Singapore. Broadly, “control and management” is defined as the making of decisions on strategic matters, such as those concerning our Company’s policy and strategy. Generally, the location of a company’s board of directors’ meetings, where strategic decisions are made, determines where the control and management of that company is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient, and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accruing in or derived from Singapore; or

●	income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted.

A non-Singapore tax resident corporate taxpayer is liable to Singapore income tax on income accruing in or derived from Singapore. A non-Singapore tax resident corporate taxpayer is also liable to Singapore income tax on income derived from outside Singapore, which is received or deemed to have been received in Singapore.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;

(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c)	used to purchase any movable property brought into Singapore.

Foreign-sourced income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident company are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

The prevailing corporate income tax rate in Singapore for both resident and non-resident companies is 17.0%, with the first S$200,000 of chargeable income of a company being partially exempt from tax as follows:

(a)	75.0% of the first S$10,000 of chargeable income; and

(b)	50.0% of the next S$190,000 of chargeable income.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of our Company’s first three (3) years of assessment as follows:

(a)	75.0% of the first S$100,000 of chargeable income; and

(b)	50.0% of the next S$100,000 of chargeable income.

The remaining chargeable income (after the tax exemption scheme for new companies or the partial tax exemption scheme for companies) will be fully taxable at the prevailing corporate tax rate.

It is announced in the Budget 2026 by the Minister for Finance that all taxpaying companies (whether resident or not) will be granted a 40% Corporate Income Tax (“CIT”) rebate, capped at S$30,000 for the Year of Assessment (“YA”) 2026. Active companies1 that have employed at least one (1) local employee (referred to as “local employee condition”)2 in 2025 will receive a minimum benefit of S$1,500 in the form of a CIT Rebate Cash Grant. The total maximum benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive isS$30,000.

[1]	An active company refers to one that is carrying on a trade or business (including the activity of holding any investments) at the point of disbursement of the CIT Rebate Cash Grant. On the other hand, inactive companies include: (i) Companies that are not carrying on any trade or business (including the activity of holding any investments); (ii) Companies that are under liquidation; (iii) Companies that are under receivership in respect of all of their properties; and (iv) Companies that have ceased to exist such as amalgamating companies that are removed from the register by the Registrar of Companies upon an amalgamation coming into effect.

[2]	A company is considered to have met the local employee condition if it has made CPF contributions to at least one (1) local (Singapore citizen or permanent resident) employee, not including shareholders who are also directors of our Company, in the calendar year 2024.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

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

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that, our Class A Ordinary Shares will continue to be listed and regularly traded on the Nasdaq Capital Market. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were less than 10% of total sales and procurement are denominated in Malaysia ringgit during the years ended December 31, 2025, 2024, and 2023.

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

In the IPO, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. Prime Number Capital, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$ 11.2 million and net proceeds of approximately US$9.7 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$9.7 million of the net proceeds received from the IPO for remaining payments to professional parties in relations to the IPO and ongoing listing as well as repayment of interest-free loans. We used the remainder of the proceeds from our initial public offering as disclosed in our IPO registration statements on Form F-1 for strategic acquisitions of Ohmyhome Property Management (S) to enter into the property management business as well as potential acquisition of Ohmyhome Property Inc to enter into the Philippines market, as well as working capital purposes.

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

During the fiscal year ended December 31, 2025, the Company conducted two registered direct offerings pursuant to its shelf registration statement on Form F-3 (File No. 333-285637), which was declared effective on March 26, 2025 by the SEC. Pursuant to the share purchase agreement entered on May 19, 2025, the Company issued an aggregate of 4,040,000 ordinary shares at a purchase price of $0.45 per share, resulting in gross proceeds of approximately $1.82 million. Pursuant to the share purchase agreement entered on June 11, 2025, the Company issued an aggregate of 16,666,667 ordinary shares at a purchase price of $0.18 per share, resulting in gross proceeds of approximately $3.0 million. The Company intends to use the net proceeds from the foregoing offerings for the following purposes: (i) approximately 50% for supplementing its operating cash flow and general corporate purposes; and (ii) approximately 50% for overseas investments and potential mergers and acquisitions in the future.

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

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Chin Chee Yen, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao, and is chaired by Mr. Chin Chee Yen. Mr. Chin Chee Yen, Mr. Henliyanto Ngadini and Mr. Liu Wen Tao each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chin Chee Yen qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025 and 2024. Prior to Enrome LLP’s appointment, WWC, P. C. was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2023. Audit services provided by Enrome LLP for the fiscal years ended December 31, 2025 and 2024 and WWC, P. C. for fiscal year ended December 31, 2023 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP and WWC, P.C., our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) – Enrome LLP	-	180,000	155,000
Audit Fees(1) – WWC, P.C.	334,888	-
Total	334,888	180,000	155,000

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	The Third Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited (incorporated by reference to Exhibit 3.1 to our report of foreign private issuer on Form 6-K (File No. 001-41647), as amended, initially filed with the SEC on January 9, 2026)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

4.2	Director Offer Letter by and between the Company and Henliyanto Ngadini dated January 17, 2025 (incorporated by reference to exhibit 10.2 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on January 21, 2025)

4.3	Director Offer Letter by and between the Company and Liu Wen Tao, dated March 7, 2025 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on March 7, 2025)

4.4	Employment Agreement by and between the Company and Agus Prasetyo, dated January 9, 2026 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on January 9, 2026)

4.5	Director Offer Letter by and between the Company and Agus Prasetyo, dated January 9, 2026 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on January 9, 2026)

4.6	Director Offer Letter by and between the Company and Chin Chee Yen, dated January 9, 2026 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 6-K (File No. 001-41647), filed with the SEC on January 9, 2026)

4.7	Form of Compensation Settlement Agreement (incorporated by reference to exhibit 99.1 to the Company’s Current Report on form 6-K (File No. 001-41647), filed with the SEC on October 10, 2024)

8.1*	List of Subsidiaries

11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268691), as amended, initially filed with the SEC on December 6, 2022)

11.2**	Insider Trading Policies

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of WWC. P.C.

97.1**	Executive Compensation Recovery Policy

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with the annual report on Form 20-F dated April 29, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ohmyhome Limited

By:	/s/ Agus Prasetyo
Name:	Agus Prasetyo
Title:	Chief Executive Officer, Acting Chief Financial Officer and Director

Date: April 28, 2026

OHMYHOME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ohmyhome Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ohmyhome Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and Comprehensive Loss, statements of changes in shareholders’ equity, and statements of cash flows for the year ended December 31, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of Ameria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ohmyhome Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”), before the effects of the adjustments to retrospectively apply the change in accounting related to the share consolidation. In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share consolidation, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for year in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share consolidation accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 23, 2024

OHMYHOME LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	1,145,829	4,586,491	3,566,755
Accounts receivable, net	514,176	738,418	574,243
Prepayments	264,638	716,845	557,465
Other current assets, net	28,465	50,732	39,453
Total current assets	1,953,108	6,092,486	4,737,916

Non-current assets
Deposits	114,680	106,447	82,780
Property and equipment, net	63,703	64,908	50,477
Operating lease right-of-use assets	107,836	-	-
Deposit for an acquisition	3,920,925	-	-
Other receivables	-	130,356	101,374
Intangible assets	2,421,510	1,837,351	1,428,844
Goodwill	2,213,460	916,472	712,708
Total non-current assets	8,842,114	3,055,534	2,376,183
Total assets	10,795,222	9,148,020	7,114,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	343,597	1,156,144	899,092
Contract liabilities	-	24,386	18,964
Accrued liabilities and other payables	1,290,742	3,513,117	2,732,029
Bank loans, current portion	238,521	3,867	3,008
Operating lease obligation	121,407	10,424	8,107
Taxes payable	111,105	148,928	115,816
Total current liabilities	2,105,372	4,856,866	3,777,016

Non-current liabilities:
Bank loans, non-current portion	414,918	-	-
Consideration payables	1,975,593	-	-
Total non-current liabilities	2,390,511	-	-
Total liabilities	4,495,883	4,856,866	3,777,016

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 7,500,000,000 shares authorized, 1,922,138 shares issued and outstanding as of December 31, 2023, and 2,359,030 shares issued and outstanding as of December 31, 2024, 22,259,591 and 841,540 shares issued and outstanding for Class A and Class B as of December 31, 2025, respectively*	32,229	298,951	232,484
Additional paid-in capital	29,044,790	36,311,152	28,237,929
Stock-based compensation reserve	537,756	570,233	443,451
Accumulated other comprehensive (loss)/income	96,416	(241,129)	(187,518)
Accumulated deficit	(22,936,714)	(32,137,426)	(24,992,166)
Total OHMYHOME LIMITED shareholders’ equity	6,774,477	4,801,781	3,734,180

Non-controlling interests	(475,138)	(510,627)	(397,097)
Total shareholders’ equity	6,299,339	4,291,154	3,337,083
Total liabilities and shareholders’ equity	10,795,222	9,148,020	7,114,099

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 10-to-1 on March 10, 2025

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	2,806,930	3,904,853	2,633,613	2,048,069
Related Parties	11,000	2,100	-	-
	2,817,930	3,906,953	2,633,613	2,048,069
- Property Management
Independent Third Parties	846,726	4,182,808	5,985,890	4,655,020

- Emerging and other services
Independent Third Parties	828,509	2,791,254	3,298,455	2,565,094
Related Parties	511,328	5,020	-	-
	1,339,837	2,796,274	3,298,455	2,565,094
- Digital Marketing Services
Independent Third Parties	-	-	323,525	251,594

Total operating revenues	5,004,493	10,886,035	12,241,483	9,519,777

Cost of revenues
- Brokerage services	(1,638,368)	(1,722,801)	(1,762,257)	(1,370,447)
- Property management	(582,582)	(2,816,096)	(4,312,758)	(3,353,883)
- Emerging and other services	(1,063,891)	(1,940,949)	(1,973,050)	(1,534,374)
- Digital Marketing Services	-	-	(284,702)	(221,403)
Total cost of revenues	(3,284,841)	(6,479,846)	(8,332,767)	(6,480,107)

- Brokerage services	1,179,562	2,184,152	871,356	677,622
- Property management	264,144	1,366,712	1,673,132	1,301,137
- Emerging and other services	275,946	855,325	1,325,405	1,030,720
- Digital Marketing Services	-	-	38,823	30,191
Gross profit	1,719,652	4,406,189	3,908,716	3,039,670

Operating expenses
Technology and development expenses	(1,304,914)	(1,265,650)	(221,069)	(171,918)
Selling and marketing expenses	(1,797,033)	(1,895,914)	(706,276)	(549,246)
General and administrative expenses	(3,960,636)	(5,513,688)	(7,550,259)	(5,871,576)
Impairment of intangible assets	-	(113,707)	-	-
Impairment of goodwill	-	-	(4,703,996)	(3,658,135)
Total operating expenses	(7,062,583)	(8,788,959)	(13,181,600)	(10,250,875)

Loss from operations	(5,342,931)	(4,382,770)	(9,272,884)	(7,211,205)

Other income (expense):
Stock-based compensation	(537,756)	(93,389)	(32,477)	(25,256)
Interest income	106,023	76,054	2,218	1,725
Interest expense	(31,696)	(38,518)	(15,677)	(12,191)
Government grants	25,769	68,114	90,670	70,511
Foreign exchange income (loss)	264,367	(44,173)	(21,703)	(16,878)
Other income, net	-	52,408	13,652	10,617
Total other (expense)/income, net	(173,293)	20,496	36,683	28,528

LOSS BEFORE INCOME TAXES	(5,516,224)	(4,362,274)	(9,236,201)	(7,182,677)
Income tax expense	-	-	-	-

NET LOSS	(5,516,224)	(4,362,274)	(9,236,201)	(7,182,677)

Less: Net loss attributable to non-controlling interests	(46,494)	(26,803)	(35,489)	(27,598)
Net loss attributable to shareholders of OHMYHOME LIMITED	(5,469,730)	(4,335,471)	(9,200,712)	(7,155,079)

NET LOSS	(5,516,224)	(4,362,274)	(9,236,201)	(7,182,677)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(70,252)	130,515	(337,545)	(262,497)
TOTAL COMPREHENSIVE LOSS	(5,586,476)	(4,231,759)	(9,573,746)	(7,445,174)
Less: Comprehensive loss attributable to non-controlling interests	(46,494)	(26,803)	(35,489)	(27,598)
COMPREHENSIVE LOSS ATTRIBUTABLE TO shareholders of OHMYHOME LIMITED	(5,539,982)	(4,204,956)	(9,538,257)	(7,417,576)
Weighted average number of ordinary shares:
Basic*	1,786,062	2,250,337	14,138,744	14,138,744
Diluted*	1,846,134	2,372,962	14,138,744	14,138,744
LOSS PER SHARE – BASIC AND DILUTED
Basic	(3.1)	(1.9)	(0.67)	(0.67)
Diluted	(3.0)	(1.8)	(0.67)	(0.67)

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 10-to-1 on March 10, 2025

The accompanying notes are an integral part of these consolidated financial statements

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Stock-based	Accumulated other		Non-	Total
	No. of shares	Amount	paid-in capital	compensation reserve	comprehensive income	Accumulated deficit	controlling Interests	shareholders’ Equity
		SGD	SGD	SGD	SGD	SGD	SGD	SGD
Balance as of January 1, 2023	1,625,000	21,970	11,292,123	-	36,153	(13,131,513)	(401,841)	(2,183,108)
Issuance of new shares	297,138	3,956	11,230,447	-	-	-	-	11,234,403
Stock-based compensation	-	-	-	537,756	-	-	-	537,756
Net loss	-	-	-	-	-	(5,469,730)	(46,494)	(5,516,224)
Foreign currency translation adjustment	-	-	-	-	(70,252)	-	-	(70,252)
Balance as of December 31, 2023	1,922,138	25,926	22,522,570	537,756	(34,099)	(18,601,243)	(448,335)	4,002,575

Issuance of new shares	436,893	6,303	6,428,831	-	-	-	-	6,435,134
Stock-based compensation	-	-	93,389	-	-	-	-	93,389
Net loss	-	-	-		-	(4,335,471)	(26,803)	(4,362,274)
Foreign currency translation adjustment	-	-	-	-	130,515	-	-	130,515
Balance as of December 31, 2024	2,359,031	32,229	29,044,790	537,756	96,416	(22,936,714)	(475,138)	6,299,339

Issue of new shares	20,742,100	266,722	7,266,362	-	-	-	-	7,533,084
Stock-based compensation	-	-	-	32,477	-	-	-	32,477
Net loss	-	-	-		-	(9,200,712)	(35,489)	(9,236,201)
Foreign currency translation adjustment	-	-	-	-	(337,545)	-	-	(337,545)
Balance as of December 31, 2025	23,101,131	298,951	36,311,152	570,233	(241,129)	(32,137,426)	(510,627)	4,291,154
Balance as of December 31, 2025 (USD)	23,101,131	232,484	28,237,929	443,451	(187,518)	(24,992,166)	(397,097)	3,337,083

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 10-to-1 on March 10, 2025

The accompanying notes are an integral part of these consolidated financial statements.

OHMYHOME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025
	SGD	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,516,224)	(4,362,274)	(9,236,201)	(7,182,677)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	537,756	93,389	32,477	25,256
Depreciation of property and equipment	34,448	42,066	136,619	106,244
Amortization of operating lease right-of-use assets	327,389	323,507	107,836	83,860
Amortization of intangible assets	123,848	629,207	678,789	527,871
Impairment of intangible assets	-	113,707	-	-
Impairment of goodwill	-	-	4,703,996	3,658,135
Allowance for expected credit losses	7,619	50,948	34,155	26,561
Loss of disposal of property and equipment	453	-	-	-
Interest income	(81,568)	(76,054)	(2,218)	(1,725)
Changes in assets and liabilities:
Accounts receivable	(154,509)	(10,477)	(254,958)	(198,271)
Prepayments	(157,953)	(41,985)	(472,019)	(367,073)
Other current assets, net	41,431	158,804	3,904,393	3,036,312
Deposits	14,281	8,851	27,045	21,032
Accounts payable	294,503	(79,192)	812,547	631,890
Contract liabilities	(171,980)	(103,655)	24,386	18,964
Accrued liabilities and other payables	167,407	539,331	(4,652,654)	(3,618,208)
Other taxes payable	1,536	24,660	37,735	29,345
Operating lease obligation	(323,376)	(334,284)	(110,982)	(86,307)
NET CASH USED IN OPERATING ACTIVITIES	(4,854,939)	(3,023,451)	(4,229,054)	(3,288,791)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(50,415)	(27,047)	(91,913)	(71,478)
Purchases of intangible assets	(737,203)	(186,861)	(94,630)	(73,590)
Acquisition of subsidiary, net of cash acquired	(309,311)	(513,600)	34,858	27,108
Deposit for an acquisition	(3,437,661)	(550,168)	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,534,590)	(1,277,676)	(151,685)	(117,960)
				-
CASH FLOWS FROM FINANCING ACTIVITIES:				-
Proceeds from Ordinary share issued for cash	3,722	6,069	6,242,291	4,854,415
Net proceeds from initial public offering	11,157,002	5,679,065	-	-
Advances from/(to) a shareholder, net	(2,290,044)	-	-	-
Proceeds from loans	-	427,216	-	-
Deferred public offering costs	(114,794)	-	-	-
Advances from related parties	909,532	-	2,722,337	2,117,067
Repayment from related parties	-	-	(156,110)	(121,401)
Repayment of long-term loans	(315,263)	(987,716)	(649,572)	(505,150)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,350,155	5,124,634	8,158,946	6,344,931

Effect of exchange rate changes on cash and cash equivalents	(70,252)	130,515	(337,545)	(262,497)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(109,626)	954,022	3,440,662	2,675,683

CASH, CASH EQUIVALENTS AT BEGINNING OF THE YEAR	301,433	191,807	1,145,829	891,072

CASH, CASH EQUIVALENTS AT YEAR END	191,807	1,145,829	4,586,491	3,566,755

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Bank Loan Interest	19,105	33,068	15,677	12,191
Operating Lease Interest	11,159	5,450	-	-

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES:
Issue of ordinary shares against consideration payable (Note 10)	-	-	1,290,793	1,003,805

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

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Group, completed the acquisition of 100% of the issued share capital of Ohmyhome Property Management (S) that provides estate management services for residential, commercial and industrial real estate in Singapore. Subsequent to the completion of the acquisition, the company has changed its name from Ohmyhome Property Management (S) (formerly known as Simply Sakal Pte. Ltd.) to Ohmyhome Property Management Pte. Ltd. on November 8, 2023.

On January 23, 2025, Ohmyhome (BVI) Limited, a wholly owned subsidiary of the Group, completed the acquisition of 100% of the issued share capital of Ohmyhome Property Inc., which is principally engaged in the provision of brokerage services to customers in the Philippines.

The accompanying consolidated financial statements reflect the activities of the Group and each of the following entities:

Name	Background	Ownership %	Principal of activity
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Investment holding

Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers

Ohmyhome Property Management Pte. Ltd. (Formerly known as Simply Sakal Pte. Ltd.)	● A Singapore company ● Incorporated on January 4, 1995 ● Acquired by Ohmyhome (BVI) on October 6, 2023 ● Changed its entity name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023	100% owned by Ohmyhome (BVI)	Principally engaged in the provision of estate management services for residential, commercial and industrial real estate in Singapore.

Ohmyhome Property Inc.	● A Philippine company ● Incorporated on September 10, 2020	100% owned by Ohmyhome BVI	Principally engaged in the provision of brokerage service for its customers.

Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units.

The DreamR II Pte. Ltd. (Formerly known as Ohmyhome Insurance Pte. Ltd.)	● A Singapore company ● Incorporated on March 5, 2020 ● Changed its entity name from Ohmyhome Insurance Pte. Ltd. to The DreamR II Pte. Ltd. on April 8, 2025	100% owned by Ohmyhome (S)	Dormant

Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments.

DreamR Project Pte. Ltd. (formerly known as Ganze Pte. Ltd.)	● A Singapore company ● Incorporated on December 7, 2021 ● Changed its entity name from Ganze Pte. Ltd. To DreamR Project Pte. Ltd. on June 5,2023	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units.

Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (S)*	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia

Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)*	Principally engaged in the provision of brokerage service for its customers

Ohswiftwing Pte. Ltd.	● A Singapore company ● Incorporated on July 21, 2025	100% owned by the Company	principally engaging in the provision of digital marketing services

*	Where less than 50% of the equity interest held in the investee, management has exercised significant judgement and determine that the investee should be consolidated as a subsidiary of the Group, as the Group controls the operating and financing activities and decisions that significantly affect performance and distributions of the investee, through control of their board of directors.

Note 2 – Liquidity

In assessing the Group’s liquidity, the Group monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. For the years ended December 31, 2024 and 2025, the Group had negative cash flow from operating activities of S$3,023,451 and S$4,229,054 (US$3,288,791), respectively. The Group’s working capital position improved from a deficit of S$152,264 as of December 31, 2024 to a net current asset position of S$1,235,620 (US$960,900) as of December 31,2025. And the Group had S$1,145,829 and S$4,586,491 (US$3,566,755) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2024 and 2025, respectively.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for useful lives of intangible assets, impairment of long-lived assets and goodwill and allowance for expected credit loss and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

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

Foreign currency translation and transactions

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Group. The functional currency of the Group and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore, Malaysia and the Philippines are SGD, Malaysia ringgit (“RM”) and Philippine Peso (“PHP”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

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

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	December 31, 2023	December 31, 2024	December 31, 2025
Year-end spot rate	SGD1.00 = RM3.4819	SGD1.00 = RM3.2862	SGD1.00 = RM3.1596
Average rate	SGD1.00 = RM3.40002	SGD1.00 = RM3.4112	SGD1.00 = RM3.2661

Year-end spot rate	SGD1.00 = USD0.7580	SGD1.00 = USD0.7320	SGD1.00 = USD0.7727
Average rate	SGD1.00 = USD0.7447	SGD1.00 = USD0.7482	SGD1.00 = USD0.7627

Year-end spot rate	-	-	SGD1.00 = PHP45.8484
Average rate	-	-	SGD1.00 = PHP44.0038

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.77766, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

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

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023, 2024 and 2025, the Group has S$9,802, S$60,360 and S$94,515 (US$73,501) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023, 2024 and December 31, 2025, no allowance was deemed necessary.

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

No accumulated deferred public offering cost was recognized for the year ended December 31, 2025.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditure for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2025, Ohmyhome Property Management Pte. Ltd. and Ohmyhome Property Inc. were the reporting units for goodwill.

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

Capitalized Software and research and development costs

The Group capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Group’s development of a proprietary software, HomerAI as well as a few ongoing development technology software. Capitalized software costs are amortized over the estimated useful life of 5 years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment, and none were identified in the years ended December 31, 2024 and 2025.

During the years ended December 31, 2024 and 2025 the Group capitalized S$0.2 million and S$94,630, respectively, under ASC 350 included in intangible assets.

Intangible assets that have determinable lives continue to be amortized over their estimated useful lives as follows:

Software and research and development costs	5 years
Customer relationships	5 years

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

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023. During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets in accordance with ASC 360, Property, Plant, and Equipment. As a result of the assessment, the Group recorded an impairment loss of $113,707 related to customer relationship assets. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships, and the carrying amount exceeded the asset’s fair value. This loss is included in operating expenses in the consolidated statement of operations. For the year ended December 31, 2025, no impairment loss was recognized.

For the years ended December 31, 2023, 2024 and 2025, the Group did not recognize impairment on capitalized software and development costs.

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

During the years ended December 31, 2024 and 2025, the Group recognized stock-based compensation expense of S$93,389 and S$32,477 (US$ 25,256), respectively.

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

The Group earns brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. For entities other than Philippine, the Company recognizes commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided.

For the Philippines operations, brokerage services are recognized over time as the services are rendered, as the performance obligation is satisfied progressively.

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

Revenue from mortgage referral services is recognized at a point in time when the referral is successfully completed and the Group’s performance obligation is satisfied.

Revenue from home renovation and furnishing services is recognized over time as the services are rendered, as the performance obligation is satisfied progressively.

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

4)	Digital marketing services

The Company generates revenue from internet marketing services by providing content promotion services for advertisers which the Company views as customers, including marketing strategy customization, delivery channel selection, content delivery and other services. The customers continuously consumed economic benefits during the period when the company provided services, so the revenue is recognized over time during the contract period. During the service period, when the agreed services are completed, the customer signs the acceptance confirmation, and the Company recognizes revenue accordingly. Under this business model, the Company is the primary obligor and responsible for (i) identifying and contracting with third-party advertisers, and delivering the specified integrated internet marketing services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing contents, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. The Company assumes ownership of the specified service before it is delivered to the advertiser and acts as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis.

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

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its audited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract cost as of December 31, 2023, 2024 and 2025.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2023, 2024 and 2025, the contract liabilities of the Group amounted to S$103,655, NIL and S$24,386, respectively. The revenue recognized for from contract liabilities from the previous periods amounted to S$194,300, S$103,655 and NIL, respectively, for the years ended December 31, 2023, 2024 and 2025.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH and others, as well as acquired carrying value of the proprietary software from the acquisition of Ohmyhome Property Management (S). As of December 31, 2024 and 2025, research and development and software and technology, net amounted to S$1,071,958 and S$220,791 (US$171,702), respectively, and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the year ended December 31, 2023, 2024 and 2025, the Group’s selling and marketing expenses were S$1,797,033, S$1,895,914 and S$706,276 (US$549,246), respectively.

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

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$25,769, S$68,114 and S$90,670 (US$70,511) for the year ended December 31, 2023, 2024 and 2025, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. Majority assets of the Group are located in Singapore and majority revenue is generated in Singapore. The Group has disclosed the relevant metrics for measurement of performance in “ITEM 5. Operating and Financial Review and Prospects”.

Information reported internally for performance assessment as follows:

Year ended December 31, 2025

	Brokerage, emerging and another related service	Estate management services and other related services	Digital marketing services	Total	Total
	S$	S$	S$	S$	US$
Revenue – external parties	5,932,068	5,985,890	323,525	12,241,483	9,519,777
Revenue – related parties	-	-	-	-	-
Total revenue	5,932,068	5,985,890	323,525	12,241,483	9,519,777

Total cost of revenue	(3,735,307)	(4,312,758)	(284,702)	(8,332,767)	(6,480,106)
Gross profit	2,196,761	1,673,132	38,823	3,908,716	3,039,670

Operating expenses	(11,124,596)	(2,055,572)	(1,432)	(13,181,600)	(10,250,875)

Share-based compensation	(32,477)	-	-	(32,477)	(25,256)
Interest income	2,218	-	-	2,218	1,725
Interest expense	(15,033)	(644)	-	(15,677)	(12,191)
Foreign exchange loss	(21,605)	(98)	-	(21,703)	(16,878)
Government grants	20,447	70,223	-	90,670	70,511
Others	13,652	-	-	13,652	10,617
Other (expense) income, net	(32,798)	69,481	-	36,683	28,528
(Loss) income before income tax expenses	(8,960,632)	(312,960)	37,391	(9,236,201)	(7,182,677)
Segment (loss) income	(8,960,632)	(312,960)	37,391	(9,236,201)	(7,182,677)

Total assets	7,740,669	1,083,826	323,525	9,148,020	7,114,099
Total liabilities	2,754,397	1,814,746	287,723	4,856,866	3,777,016
Net assets (liabilities)	4,986,272	(730,920)	35,802	4,291,154	3,337,083

Year ended December 31, 2024

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	6,696,107	4,182,808	10,878,915	7,962,901
Revenue – related parties	7,120	-	7,120	5,212
Total revenue	6,703,227	4,182,808	10,886,035	7,968,113

Total cost of revenue	(3,663,750)	(2,816,096)	(6,479,846)	(4,742,970)
Gross profit	3,039,477	1,366,712	4,406,189	3,225,143

Operating expenses	(6,823,320)	(1,965,639)	(8,788,959)	(6,433,143)

Share-based compensation	(93,389)	-	(93,389)	(68,357)
Interest income	76,054	-	76,054	55,668
Interest expense	(36,818)	(1,700)	(38,518)	(28,194)
Foreign exchange loss	(43,923)	(250)	(44,173)	(32,333)
Government grants	53,987	14,127	68,114	49,857
Other income, net	41,880	10,528	52,408	38,361
Loss before income tax expenses	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)
Segment loss	(3,786,050)	(576,224)	(4,362,274)	(3,192,998)

Total assets	10,083,418	711,804	10,795,222	7,901,642
Total liabilities	3,444,467	1,051,416	4,495,883	3,290,796
Net assets (liabilities)	6,638,951	(339,612)	6,299,339	4,610,846

Year ended December 31, 2023

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external parties	3,635,439	846,726	4,482,165	3,397,380
Revenue – related parties	522,328	-	522,328	395,913
Total revenue	4,157,767	846,726	5,004,493	3,793,293

Total cost of revenue	(2,702,259)	(582,582)	(3,284,841)	(2,489,836)
Gross profit	1,455,508	264,144	1,719,652	1,303,457

Operating expenses	(6,692,028)	(370,555)	(7,062,583)	(5,353,281)

Share-based compensation	(537,756)	-	(537,756)	(407,607)
Interest income	106,023	-	106,023	80,363
Interest expense	(29,431)	(2,265)	(31,696)	(24,025)
Foreign exchange gain	264,367	-	264,367	200,384
Government grants	25,769	-	25,769	19,532
Other expense, net	(171,028)	(2,265)	(173,293)	(131,353)
Loss before income tax expenses	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)
Segment loss	(5,407,548)	(108,676)	(5,516,224)	(4,181,177)

Total assets	9,436,152	865,788	10,301,940	7,808,643
Total liabilities	5,670,189	629,176	6,299,365	4,774,779
Net assets	3,765,963	236,612	4,002,575	3,033,864

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2023, 2024 and 2025. The Group had no uncertain tax positions for the year ended December 31, 2023, 2024 and 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Loss per share

The Group computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2023, the total diluted ordinary share was 1,846,134 as compared to the basic number of ordinary share issued at 1,786,062 as of December 31, 2023. For the year ended December 31, 2024, the total diluted ordinary share was 2,372,962 as compared to the basic number of ordinary share issued at 2,250,337 as of December 31, 2024. For the year ended December 31, 2025, the total diluted ordinary share was 14,138,744 as compared to the basic number of ordinary share issued at 14,138,744 as of December 31, 2025.

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

Concentration of customers

As of December 31, 2025, no customer accounted for more than 10% of the Group’s total revenue for the year or accounts receivables as of December 31, 2025.

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

Concentration of vendors

For the year ended December 31, 2025, no vendor accounted for more than 10% of total purchases. One vendor who was a provider of technical manpower for MCSTs accounted for 26% of accounts payable, and another vendor who was a co-broke agency accounted for 10% of accounts payable.

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

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Note 4 - Revenues

The following table presents the Group’s revenues disaggregated by service lines for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	2,806,930	3,904,853	2,633,613	2,048,069
Related Parties	11,000	2,100	-	-
	2,817,930	3,906,953	2,633,613	2,048,069
- Property Management
Independent Third Parties	846,726	4,182,808	5,985,890	4,655,020

- Emerging and other services
Independent Third Parties	828,509	2,791,254	3,298,455	2,565,094
Related Parties	511,328	5,020	-	-
	1,339,837	2,796,274	3,298,455	2,565,094
- Digital Marketing Services
Independent Third Parties	-	-	323,525	251,594

Total operating revenues	5,004,493	10,886,035	12,241,483	9,519,777

The Group elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
Accounts receivable	590,691	574,536	832,933	647,744
Less: Allowance for expected credit losses	(9,802)	(60,360)	(94,515)	(73,501)
Total accounts receivable, net	580,889	514,176	738,418	574,243

Movements of allowance for expected credit losses accounts are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD

Allowance for expected credit losses, beginning balance	9,102	9,802	60,360	46,940
Addition	7,619	50,948	34,155	26,561
Write-off	(6,919)	(390)	-	-
Allowance for expected credit losses, ending balance	9,802	60,360	94,515	73,501

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
Within 30 days	521,337	427,346	128,767	100,139
Between 31 and 60 days	5,698	45,916	489,083	380,343
Between 61 and 90 days	10,405	10,563	25,205	19,601
More than 90 days	43,449	30,351	95,363	74,160
Total accounts receivable, net	580,889	514,176	738,418	574,243

Note 6 - Deposit for an acquisition

Deposit for an acquisition consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
Deposit for an acquisition [i]	3,370,757	3,920,925	-	-
Less: Long term portion	-	-	-	-
Deposit for an acquisition – current portion	3,370,757	3,920,925	-	-

[i]	As at December 31, 2023, the Group had a deposit for an acquisition include the amounts of S$618,286 which is the outstanding balance of a loan facility that the Group, on May 26, 2023, offered to Ohmyhome Property Inc. to support working capital for budding real estate agency Ohmyhome Property Inc., with interest charged at 5% per annum and repayment term of 1 year or 14 days from the date of demand, and S$2,686,340 (US$1,986,288) which is the debt purchased from the debt seller on July 3, 2023 and its interest that is owed by Ohmyhome Property Inc.

As at December 31, 2024, the deposit increased to S$3,920,925 due to additional advances and accrued interest during the year. The deposit is related to the proposed acquisition of Ohmyhome Property Inc.

On January 23, 2025, the Group completed the acquisition of Ohmyhome Property Inc., and this acquisition deposit was transferred to the purchase consideration in the computation of goodwill (see Note 10).

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
At cost:
Office furniture and fittings	166,901	38,753	49,372	38,093
Office equipment	211,066	380,096	450,712	350,806
Leasehold improvements	10,260	11,102	67,691	52,641
Total	388,227	429,951	567,775	441,540
Accumulated depreciation	(309,959)	(366,248)	(502,867)	(391,063)
Loss of disposal of property and equipment	453	-	-	-
Property and equipment, net	78,721	63,703	64,908	50,477

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 amounted to S$34,448, S$42,066 and S$136,619 (US$106,244) respectively.

No impairment loss had been recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

Note 8 - Intangible Assets

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
At Cost:	-	-	-	-
Customer relationships	1,944,044	1,944,044	1,944,044	1,511,816
Software	271,693	473,356	567,986	441,703
Research and development	885,675	1,024,638	1,024,638	796,825
Less: accumulated impairment	-	(113,707)	(113,707)	(88,426)

Less: accumulated amortization	(123,848)	(906,821)	(1,585,610)	(1,233,074)
Intangible Assets, net	2,977,564	2,421,510	1,837,351	1,428,844

No impairment loss had been recognized for the years ended December 31, 2025.

During the year ended December 31, 2024, the Group performed its annual impairment assessment of intangible assets. As a result of the assessment, the Group recorded an impairment loss of S$113,707 related to customer relationship that was recognized in 2024. The impairment was recognized due to a decline in the expected future economic benefits from the related customer relationships. This loss is included in operating expenses in the consolidated statement of operations.

Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 amounted to $123,848, S$629,207 and S$678,789 (U$527,871), respectively.

Estimated amortization expense for each of the next five years:

$
2026	(695,422)
2027	(695,422)
2028	(373,914)
2029	(53,667)
2030	(18,926)
(1,837,351)

Note 9 – Goodwill

Changes in the carrying amount of goodwill were as follows:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Beginning of year	-	2,213,460	2,213,460	1,721,330
Acquisition (Note 10)	2,213,460	-	3,407,008	2,649,513
Impairment of goodwill	-	-	(4,703,996)	(3,658,135)
End of year	2,213,460	2,213,460	916,472	712,708

As at 31 December 2025, the Group performed an assessment of the recoverable amount of its reporting units. Based on this assessment, the Group recognized an impairment loss of SGD 4,703,996 (USD 3,658,135) during the financial year. The impairment is attributable to the respective reporting units as disclosed in Note 10.

Note 10 – Business combination

Acquisition of Ohmyhome Property Inc.

On January 23, 2025, Ohmyhome (BVI) Limited, a wholly owned subsidiary of the Company, completed the acquisition of substantially all of the issued and outstanding shares of Ohmyhome Property Inc. (the “OMPH”), a company incorporated in the Philippines, pursuant to a Debt Settlement and Share Purchase Agreement (the “SPA”) entered into with the shareholders.

The total consideration for the acquisition was satisfied through the settlement of outstanding debts owed by the shareholders to the Company, amounting to approximately US$2,064,378.53 and S$655,044.28, including accrued interest (the “Debt”). Upon completion of the acquisition, the Debt was fully settled and extinguished in accordance with the terms of the SPA.

Pursuant to the SPA, the Sellers agreed to transfer their respective shareholdings in the OMPH to the Group, resulting in the Company acquiring substantially 100% equity interest of Ohmyhome Property Inc., except for one (1) ordinary share retained by a nominee shareholder in accordance with the agreement.

Upon completion of the acquisition, Ohmyhome Property Inc. became an indirect wholly-owned subsidiary of the Company.

The acquisition was approved by the Board of Directors of the Company in May 2024, and the purchase consideration was structured as a non-cash transaction through the settlement of intercompany debt.

Goodwill of S$ 3,407,008 (US$2,649,512) arising from the acquisition consisted largely of synergies resulting from the combining of the operations of the companies.

The following table summarizes the consideration for the acquisition was satisfied through the capitalization and settlement of outstanding intercompany debts owed by Ohmyhome Property Inc. to the Group:

January 23, 2025
SGD
Consideration
Settlement of USD-denominated debt	2,820,354
Settlement of SGD-denominated debt	655,044
Fair value of total consideration transferred	3,475,398

SGD
ASSETS
Cash and bank balances	34,858
Accounts receivable	3,440
Other receivables	99,082
Fixed Assets	45,911
Other non-current assets	33,789
Total assets	217,080

LIABILITIES
Total Current Liabilities	25,170
Total Non-current Liabilities	123,520
Total liabilities	148,690

Total identifiable net assets	68,390

Goodwill	3,407,008
Fair value of total consideration transferred	3,475,398

For the year ended December 31, 2025, the Group assessed that it is more likely than not that the fair value of Ohmyhome Property Inc is less than its carrying amount due to the deterioration in operating performance of the entity. A quantitative impairment test was therefore performed and concluded that the carrying amounts of Ohmyhome Property Inc. exceeded its fair value and recorded impairment loss of S$3,407,008. The impairment loss was fully allocated to goodwill. The fair value of Ohmyhome Property Inc. was determined based on the discounted cash flow analysis using the assumption included internal cash flows forecasts, long-term future growth rates and profitability and discount rate, among others.

Acquisition of Ohmyhome Property Management (S)

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, acquired 100% of the total number of issued shares in the capital of Ohmyhome Property Management (S), a tech-enabled property management company in Singapore, for the total consideration of S$4,712,000, consisting of S$1,712,000 in cash and S$3,000,000 in the form of consideration shares, which shall be satisfied by way of the Cash Consideration and the allotment and issuance of the Consideration Shares in four (4) tranches in accordance with the Sale and Purchase Agreement (“SPA”).

On October 6, 2023, the Group paid the first tranche of the S$513,600 in Cash Consideration and issued 171,384 Ordinary Shares “to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. Upon completion of the Simply Sakal Acquisition, Ohmyhome Property Management (S) became an indirect wholly-owned subsidiary of the Company.

With the acquisition of Ohmyhome Property Management (S), Ohmyhome has expanded its services to include property management services, to provide residents of private condominiums and executive condominiums in Singapore with quality estate management services and a technology platform for users to access the services and provide feedback with ease.

Acquisition-related costs of S$90,375 (US$68,502) are included in general and administrative expenses in the Group’s income statement for the year ended December 31, 2023. The fair value of the common shares issued as part of the consideration paid for Ohmyhome Property Management (S) was determined on the basis of the value of the consideration at each issuance as specified in the SPA.

Goodwill of S$2,213,460 (US$1,677,753) arising from the acquisition consisted largely of synergies resulting from the combining of the operations of the companies. The fair value of S$1,944,044 (US$1,473,542) of intangible assets was related to potential customer relationships derived from existing customers. The following table summarizes the consideration paid for Ohmyhome Property Management (S) and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

October 6, 2023
SGD
Consideration
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

For the year ended December 31, 2025, the Group performed an assessment of the recoverable amount of its reporting unit, taking into consideration factors such as macroeconomic conditions, industry and market developments, the financial performance of the reporting unit, as well as its strategic plans and outlook. Based on this assessment, the Group determined that the carrying amount of the reporting unit exceeded its fair value, and accordingly, an impairment loss of S$ 1,296,988 was recognized during the financial year.

Note 11 – Stock-based compensation

The Company has one share-based compensation plan as describe below. Total compensation cost that has been recognized in profit or loss for the plan was S$537,756, S$ 93,389 and S$32,477 (US$25,256) during the year ended December 31, 2023, 2024 and 2025 respectively. No stock options or share awards were granted or exercised during the year ended December 31, 2025. The stock-based compensation expense recognized in 2025 related solely to the continued recognition of compensation cost for awards granted in prior years.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. Except for 69,061 has vesting period of 1 year and 6,925 has vesting period of 2 year, all option has vested immediately from the date of grant.

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

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

2023

Risk-free interest rate	3.93%
Illiquidity Discount	30%
Expected stock price volatility	62.3%
Dividend yield	-%

A summary of the activity in the 2023 Equity Incentive Plan follows:

For the year ended December 31, 2024

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	1,025,527	1.67	9.3	429,388
Granted	-	-	-	-
Exercised	24,513	0.01	-	16,401
Forfeited or expired	138,329	1.94	-	30,866
Outstanding at end of year	862,685	1.67	9.0	382,121
Fully vested and expected to vest	862,685	1.67	9.0	382,121
Exercisable at end of year of 2024	862,685	1.67	9.0	382,121

A summary of the activity in the 2023 Equity Incentive Plan follows:

For the year ended December 31, 2025

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	862,685	1.67	9.0	382,121
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of year	862,685	1.67	9.0	382,121
Fully vested and expected to vest	862,685	1.67	9.0	382,121
Exercisable at end of year of 2025	862,685	1.67	9.0	382,121

There was no activity under the 2023 Equity Incentive Plan during the year ended December 31, 2025, and no equity awards were granted or shares issued. Accordingly, the stock-based compensation expense recognized during 2025 arose solely from awards granted in prior years.

Information related to the stock option plan during each year follows:

	2023	2024	2025
	USD	USD	USD
Intrinsic value of options exercised	-	16,401	-
Intrinsic value of options expired/forfeited	-	30,866	-
Cash received from option exercises	-	300	-
Tax benefit from option exercises	-	-	-
Weighted average fair value of options granted	429,388	429,388	429,388

Information related to the stock award during each year follows:

	2025	2025	2025
	Shares	Value of Shares (SGD)	Value of Shares (USD)
Share award issued	-	-	-

	2024	2024	2024
	Shares	Value of Shares (SGD)	Value of Shares (USD)
Share award issued	182,432	93,389	68,357

Note 12 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2023 SGD	December 31, 2024 SGD	December 31, 2025 SGD	December 31, 2025 USD
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	315,878	106,875	-	-
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	159,859	77,505	-	-
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd, Mr. Cho Ching Joe Kwan and Mr. Kok Wah Ming, former Directors of Ohmyhome Property Management (S)	82,018	43,439	3,867	3,008
ORIX Leasing Singapore Limited	April 2024/April 2029	7.50%	Guaranteed by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	-	425,620	-	-
Total				557,755	653,439	3,867	3,008
Bank loans, current portion				331,528	238,521	3,867	3,008
Bank loans, non-current portion				226,227	414,918	-	-

Interest expense for the years ended December 31, 2023, 2024 and 2025 amounted to S$19,105, S$33,068 and S$15,677 (US$12,191) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2026	3,867	2,989
Total	3,867	2,989

Note 13 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD

Accrued payroll and welfare*	491,009	55,691	509,350	396,104
Accrued expenses**	319,486	1,159,049	549,536	427,354
Other payable***	596,757	76,002	397,099	308,810
Amount due to related parties****	-	-	2,057,132	1,599,761
Total accrued liabilities and other payables	1,407,252	1,290,742	3,513,117	2,732,029

*	Includes salary and fees due to directors amounting to S$427,896 as of December 31, 2023, which was repaid in 2024, and S$55,348 (US$40,512) as of December 31, 2024 which was repaid in 2025, and S$509,095 (US$395,906) as of December 31, 2025 which shall be repaid in 2026, whereas the salaries were due and payout was postponed as agreed with the directors.

**	Accrued expenses mainly consist of accruals of estimated supplier costs for renovation projects, professional service fees and other costs incurred yet to bill. It also included the audit fee of US$155,000 that was expected to be paid in early 2026.

***	Other payable mainly consists of payable for other services and credit card balances for short-term operating expense payments made on behalf by the directors.

****	Amounts due to related parties amounted to S$2,057,132 (US$1,599,760), which consist of payments made on behalf of the Company of S$331,517 (US$257,809) and shareholder loans of S$1,725,615 (US$1,341,951). The shareholder loans are unsecured and repayable on demand.

Note 14 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Co-Chief Executive Officer
Vienna Management Ltd	Shareholder, wholly-owned by the former Chairman of the board of Directors
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the former Chairman of the board of Directors
Anthill Corporation Pte. Ltd.	Owned by Ms. Rhonda Wong, Co-Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company
Christine Lee	Immediate family member of Ms. Rhonda Wong (Shareholder, Director, Co-Chief Executive Officer)

For the years ended December 31, 2023, 2024 and 2025

Related party balances

Transaction nature	Name	2023		2024		2025		2025
		SGD		SGD		SGD		USD
Amount due from	Anthill Corp	3,495	[i]	4,795	[i]	43,456	[i]	33,794

Contract liability	Mr. David Loh	-		-		-		-

Amount due to	Ms. Rhonda Wong	240,000	ii	27,674	ii	1,677,440	ii	1,304,487	ii

Amount due to	Ms. Race Wong	188,425	iii	27,674	iii	842,120	iii	654,888	iii

Amount due to	Ms. Christine Lee	-		-		46,667	iv	36,291	iv

[i]	On June 22, 2023, the Group extended payment for Notarization services for Anthill Corp and On November 12, 2024, the Group paid on behalf of Anthill Corp for corporate secretary services.

ii	On December 28, 2023, Ms. Rhonda Wong made short-term advances to the Group S$240,000 for general working capital and general corporate purposes.

During the year ended December 31, 2024, Ms. Rhonda Wong voluntarily withheld part of her salary for working capital use by the Group amounting to a total of S$27,674.

As at December 31, 2025, the amount due to Ms. Rhonda Wong comprised shareholder loans of S$1,203,207, salary voluntarily withheld for working capital of S$256,050, and payments made on behalf of the Group of S$218,183. The shareholder loans are unsecured and repayable on demand.

iii	On March 10 and September 12, 2023, Ms. Race Wong paid on behalf of the Group using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Group repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Race Wong made short-term advances to the Group S$200,000 for general working capital and general corporate purposes.

During the year ended December 31, 2024, Ms. Race Wong voluntarily withheld part of her salary for working capital use by the Group amounting to a total of S$27,674.

As at December 31, 2025, the amount due to Ms. Race Wong comprised shareholder loans of S$522,408, salary voluntarily withheld for working capital of S$253,045, and payments made on behalf of the Group of S$66,667. The shareholder loans are unsecured and repayable on demand.

iv	As at December 31, 2025, the amount due to Ms. Christine Lee arose from payments made on behalf of the Group and are unsecured, interest-free and repayable on demand.

Related party transactions

Transaction nature	Name	December 31, 2023		December 31, 2024		December 31, 2025	December 31, 2025
		SGD		SGD		SGD	USD
Brokerage services provided to	Ms. Rhonda Wong	-		2,100	(4)	-	-
Brokerage services provided to	Mr. David Loh	11,000	(1)	-		-	-
Emerging and other services to	Mr. David Loh	511,040	(2)	-		-	-
Emerging and other services to	Ms. Rhonda Wong	288	(3)	250	(3)	-	-
Emerging and other services to	Ms. Race Wong	-		4,770	(5)	-	-

(1)	Mr. David Loh engaged the Group to look for a tenant for a property and was completed during the year ended December 31, 2023. Mr. David Loh paid a service fee of S$11,000 (US$8,338) to the Group.

(2)	On February 25, 2022, the Group entered into a services agreement with subsequent various orders with Mr. Loh., with a term from February 25, 2022, to complete a renovation project in total consideration S$3,492,997 (US$2,612,033). For the year ended December 31, 2022, the project was not completed and Mr. Loh. paid to the Group in consideration S$3,085,865 (US$2,302,197). The Group received in advance of completion of performance obligations under an agreement amounted to S$103,908 (US$77,520) as of December 31, 2022. During the year ended December 31, 2022, the Group recognized revenue S$2,981,957 (US$2,224,676) for the project. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040 (US$387,357).

(3)

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

(4)	Ms. Rhonda Wong engaged the Group to look for tenant for a property in March 2022 and April 2024. The respective project was completed during year ended December 31, 2022 and 2024, and Ms. Rhonda Wong paid the rental commission to the Group, being S$2,900 and S$2,100 (US$1,537) respectively.

(5)	Ms. Race Wong engaged the Group to perform cleaning services multiple times for the year ended December 31, 2024, and Ms. Race Wong paid a total of service fees of S$4,770 (US$3,491) to the Group.

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

Philippines

Ohmyhome Property Inc. is subject to Philippines corporate income tax on its taxable income as reported in its statutory financial statements, as adjusted in accordance with relevant Philippines tax laws. The standard corporate income tax rate in the Philippines is 25%. However, for domestic corporations with net taxable income not exceeding PHP 5 million and total assets not exceeding PHP 100 million (excluding land), a reduced corporate income tax rate of 20% may apply.

The components of loss before income taxes were comprised of the following:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(5,434,925)	(4,321,476)	(8,891,675)	(6,914,752)
Malaysia	(81,299)	(40,798)	(60,417)	(46,984)
Philippines	-	-	(284,109)	(220,941)
Loss before income taxes provision	(5,516,224)	(4,362,274)	(9,236,201)	(7,182,677)

The provision for income taxes consisted of the following

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	SGD	USD
Deferred tax assets:
Singapore	924,114	734,651	1,433,507	1,114,789
Malaysia	13,644	6,936	10,271	7,987
Philippines	-	-	48,299	37,560

Less: valuation allowance
Singapore	(924,114)	(734,651)	(1,433,507)	(1,114,789)
Malaysia	(13,644)	(6,936)	(10,271)	(7,987)
Philippines	-	-	(48,299)	(37,560)
Deferred tax assets	-	-	-	-

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

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

On February 16, 2024, 3,555,555 shares were issued as a result of a follow-on offering. During the year ended December 31, 2024, an additional 813,369 shares were issued pursuant to the acquisition of Ohmyhome Property Management (S), S-8, and compensation settlements, 23,590,308 resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2024.

In February 2025, the Company issued 354,644 ordinary shares as acquisition consideration. On March 10, 2025, the Company effected a 10-for-1 share consolidation, resulting in 2,394,464 ordinary shares outstanding. The shares and per share information in the Consolidated Statements of Operations and Comprehensive loss and Consolidated Statements of Changes in Shareholders’ Equity are presented on a retroactive basis to reflect this share consolidation.

Subsequently, the Company issued 4,040,000 and 16,666,667 ordinary shares on May 21, 2025 and June 11, 2025, respectively, pursuant to share purchase agreements.

As of December 31,2025, the Company’s issued share capital comprised 23,101,131 ordinary shares, consisting of 22,259,591 Class A ordinary shares and 841,540 Class B ordinary shares.

All ordinary shares are classified as permanent equity.

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

For the years ended December 31, 2023, 2024 and 2025, there were no rent expenses for the short-term lease.

The Group’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2025 as follow:

Twelve months ending December 31,	Minimum lease payment
2026	10,278
2027	-
Total future lease payment	10,278
Amount representing interest	(144)
Present value of operating lease liabilities	10,424
Less: current portion	(10,424)
Long-term portion	-

The following summarizes other supplemental information about the Group’s operating lease as of December 31, 2025:

Weighted average discount rate	1.79%
Weighted average remaining lease term (years)	0.3 years

Note 18 – Subsequent events

The Group has assessed all events from December 31, 2025, up through the date that these consolidated financial statements are available to be issued.

On January 6, 2026, the Company held an Extraordinary General Meeting at which shareholders approved the adoption of a Third Amended and Restated Memorandum and Articles of Association. The amended constitutional documents introduced a dual-class share structure and revised the Company’s authorized share capital.

Aside to the above, there are no material subsequent events that require disclosure in these consolidated financial statements.